As filed with the Securities and Exchange Commission on April 26, 2007

Registration No. 333-133907

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 6 TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Pharmasset, Inc.

(Exact name of registrant as specified in its charter)

Delaware	2834	98-0406340
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

303-A College Road East

Princeton, New Jersey 08540

(609) 613-4100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

P. Schaefer Price

President and Chief Executive Officer

Pharmasset, Inc.

303-A College Road East

Princeton, New Jersey 08540

(609) 613-4100

(Name, address, including zip code, and telephone number, including area code, of agent for service)

copies to:

Danielle Carbone, Esq. Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022 Telephone: (212) 848-4000 Facsimile: (212) 848-7179	Richard A. Drucker, Esq. Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000 Facsimile: (212) 450-3800

Approximate date of commencement of proposed sale to public:    As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 26, 2007

Prospectus

5,000,000 Shares

Pharmasset, Inc.

Common Stock

Pharmasset, Inc. is offering 5,000,000 shares of common stock. This is our initial public offering, and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $9.00 and $11.00 per share. After the offering, the market price for our shares may be outside this range.

Certain of our existing stockholders have indicated an interest in purchasing up to an $5.5 million of our common stock in this offering at the public offering price. Because indications of interest are not binding agreements or commitments to purchase, these stockholders may not purchase any common stock in this offering.

We have applied to list our common stock on the Nasdaq Global Market under the symbol “VRUS.”

Investing in our common stock involves a high degree of risk. See “ Risk Factors” beginning on page 9.

	Per Share	Total
Offering price	$	$
Discounts and commissions to underwriters	$	$
Offering proceeds to Pharmasset, Inc., before expenses	$	$

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

We have granted the underwriters the right to purchase up to 750,000 additional shares of common stock to cover any over-allotments. The underwriters can exercise this right at any time within 30 days after the offering. The underwriters expect to deliver the shares of common stock to investors on or about                     , 2007.

Banc of America Securities LLC	UBS Investment Bank

JMP Securities

                    , 2007

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus is accurate as of the date on the front of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

Pharmasset and our logo are our trademarks, and Racivir is our registered trademark. Other trademarks mentioned in this prospectus are the property of their respective owners.

i

SUMMARY

Although this summary highlights information about us and our business that we believe is important for you to read and consider, you should read this entire prospectus carefully, including “Risk Factors” beginning on page 9 and our consolidated financial statements and the related notes to those financial statements beginning on page F-1, before you decide to buy our common stock. In this prospectus, all references to “Pharmasset,” “the company,” “we,” “us” and “our” refer to Pharmasset, Inc. Unless otherwise noted, all market size data is derived from research conducted by Datamonitor, an independent research provider.

Our Business

Overview

We are a clinical-stage pharmaceutical company committed to discovering, developing and commercializing novel drugs to treat viral infections. Our primary focus is on the development of oral therapeutics for the treatment of hepatitis B virus, or HBV, hepatitis C virus, or HCV and human immunodeficiency virus, or HIV. Our research and development efforts focus on a class of compounds known as nucleoside analogs, which act to inhibit the natural enzymes required for viral replication. We are currently focusing on three product candidates, two of which we are developing ourselves and one of which we are developing with a strategic partner:

•	Clevudine, for the treatment of HBV, expected to enter Phase 3 registration clinical trials in the second calendar quarter of 2007;

•	R7128, a pro-drug of PSI-6130 for the treatment of HCV, in a Phase 1 clinical trial; and

•	Racivir, for the treatment of HIV, in a Phase 2 clinical trial.

We are developing clevudine and Racivir ourselves in the major global antiviral markets, and we have formed a strategic collaboration with F. Hoffmann-La Roche Ltd. and Hoffmann-La Roche Inc. (collectively Roche) for the development of PSI-6130 and its pro-drugs, including R7128. We are also evaluating the efficacy and safety of dexelvucitabine, or DFC, for the treatment of HIV following the completion of a Phase 2b clinical trial.

Roche is a market leader in HCV therapy through their FDA-approved products, Pegasys and Copegus, according to Datamonitor. We believe R7128 represents an HCV product candidate that could complement Roche’s expanding HCV franchise. Our Roche collaboration provides us with potential income from milestone payments that can be used to fund the advancement of our proprietary product candidates. Under this collaboration, Roche will reimburse us for all of the currently expected external expenses (up to an agreed-upon amount) associated with, and we will be responsible for, certain preclinical work, the IND filing, and the initial clinical trial. Roche will fund all of the expenses of, and be responsible for, other preclinical studies, future clinical development and commercialization of R7128. We will continue to develop and retain worldwide rights to ongoing and future HCV programs unrelated to the PSI-6130 series of nucleoside polymerase inhibitors licensed to Roche.

Although there are many currently approved antiviral drugs, there is an unmet medical need for hepatitis drugs that offer a sustained viral response, or SVR, defined as a viral load that is undetectable 24 weeks after the cessation of therapy, as quantified by a standard test called a polymerase chain reaction test, or PCR test. For HBV and HCV, pegylated interferon has demonstrated the ability to offer an SVR for some patients. Pegylated interferon is a modified version of alpha interferon, a protein that occurs naturally in the human body and boosts the immune system’s ability to fight viral infections. However, pegylated interferon is injectable and has serious side effects, including fatigue, bone marrow suppression, anemia and neuropsychiatric effects. In the treatment of HBV, pegylated interferon is not widely used because it produces an SVR in too few patients to justify its serious side effects. In the treatment of HCV, pegylated interferon in combination with ribavirin provides a higher SVR rate and is the standard of care. In both HBV and HCV, we believe there is a medical need for drugs that offer an improved SVR rate with fewer side effects. We believe that sales of HCV drugs increased as new therapies that improved the SVR rate were introduced. For example, when adding ribavirin to interferon in 1998 increased the SVR rate from a range of about 13% to 19% to a range of about 38% to 43%, sales of HCV drugs increased significantly from approximately $400 million in 1996 to approximately $600 million in 1998. Additionally, when the replacement of interferon with pegylated interferon in 2000 further increased the SVR rate to a range of about 47% to 54%, sales of HCV drugs again increased significantly from more than $1.3 billion in 2000 to more than $2.0 billion in 2002. For HBV and HCV patients that do not achieve an SVR and for HIV patients, treatment involves a lifelong regimen of antiviral drugs to keep their viral load as low as possible. During such prolonged treatment, viral mutations occur that make the viruses resistant to the drugs being used. We believe there is a medical need for drugs that are effective against resistant viruses and can replace existing therapies that have lost effectiveness.

Clevudine

Clevudine is an oral, once-daily pyrimidine nucleoside analog that we are developing for the treatment of HBV. We licensed clevudine from Bukwang Pharm. Co., Ltd., or Bukwang, a Korean pharmaceutical company. Based on two completed Korean Phase 3 clinical trials conducted in 337 patients, Bukwang received Korean approval for clevudine in November 2006. Bukwang has recently initiated the commercial launch of clevudine in the Korean market under the brand name Levovir. We plan to initiate two Phase 3 clinical trials of clevudine for registration in the United States and Europe in the second calendar quarter of 2007 to determine its safety and efficacy in patients given 30 mg per day over a 48-week treatment course when compared to adefovir, an approved HBV therapy. The primary endpoint of these registration studies is expected to be a composite endpoint measuring the percentage of patients with undetectable HBV DNA (less than 300 copies/ml) and the normalization of liver enzyme levels at the 48th week on therapy. We believe these trials will be designed to test the superiority of clevudine over adefovir on this combined endpoint. We also plan to continue these studies from week 48 to week 96 to gather additional safety and efficacy data, as well as assess clevudine’s SVR rate.

In March 2006, Bukwang completed Study 303, a Korean open-label study of clevudine in 55 HBV patients, including 15 patients in whom the e-antigen was not present and who have not been previously exposed to anti-viral therapies, referred to as treatment-naïve patients. Chronic hepatitis B patients are classified into two groups: e-antigen positive individuals are those in whom the e-antigen is present and e-antigen negative persons are those in whom the e-antigen is not present. The e-antigen is a viral protein that indicates active replication of HBV. The e-antigen negative form of the disease has been more difficult to treat effectively than the e-antigen positive form. In Study 303, 80% of e-antigen negative patients sustained a viral load that was undetectable by PCR 12 weeks after completing the 48-week course of therapy. Based on the results of completed clinical trials, we believe clevudine has the potential to provide an improved SVR rate without the serious side effects of interferon and with the convenience of oral administration.

R7128

Roche and we are developing R7128 for the treatment of HCV. R7128 is a pro-drug of a molecule we discovered named PSI-6130, an oral cytidine nucleoside analog. A pro-drug is a chemically modified form of a molecule designed to enhance the absorption, distribution and metabolic properties of that molecule. PSI-6130 demonstrated potent and specific anti-HCV activity in preclinical cell-based assays against wild-type HCV. In these assays, PSI-6130 was approximately five-fold more potent in vitro than the parent molecules of NM-283 and R1626, in development by Idenix and Roche, respectively, for the treatment of HCV. In combination with interferon, PSI-6130 was active and additive to the activity of interferon alone in these preclinical assays. In combination with other classes of HCV inhibitors, PSI-6130 appeared to be additive within the range of concentrations tested.

In October 2006, Roche and we initiated a Phase 1 clinical trial with R7128 designed to assess the safety and pharmacokinetics of R7128 in healthy volunteers and HCV-infected patients, as well as provide antiviral potency data over 14 days in HCV-infected patients. Roche and we recently completed Part 1 of this study, which involved dosing 38 healthy volunteers with R7128. Preliminary safety and pharmacokinetic data from Part 1 of this study supported progression, in February 2007, of R7128 to Part 2 of this study which involves dosing 40 HCV-infected patients for 14 days. We currently anticipate that the data from this study will be available in the third quarter of 2007, and we anticipate the initiation of a Phase 2 combination study of R7128 with Pegasys and Copegus in the first half of 2008. Further testing will be required to provide enough evidence of safety and efficacy to support an NDA filing with the FDA in the future.

Racivir

Racivir is an oral, once-daily cytidine nucleoside analog that we are developing as an HIV therapy for use in combination with other approved HIV drugs. A major challenge of antiviral therapy is the emergence of viral mutations that result in forms of the virus that are resistant to current therapies. In a recently completed Phase 2 clinical trial, for those patients carrying the M184V mutation and less than three thymidine analog mutations, replacing lamivudine (a component of the standard first treatment regimen for HIV patients, with annual sales of approximately $1 billion) with Racivir in their existing therapies caused a mean decrease in viral load of 0.7 log (80% reduction) in the second week of treatment, with 28% of these patients achieving an undetectable level of virus (less than 400 copies per milliliter) and 64% of these patients achieving at least a 0.5 log decrease (68% reduction) in viral load. These results suggest that an HIV combination therapy regimen containing Racivir may benefit HIV patients failing their first treatment regimen.

Nucleoside Analog Opportunities in HBV, HCV and HIV

We believe nucleoside analogs are well suited to treat viral diseases because they can be designed to be highly specific and potent, are relatively simple to manufacture, and have the potential for oral administration. Nucleoside analog drugs have a well-established development and regulatory history, with 14 nucleoside analogs approved by the FDA for the treatment of HBV, HCV or HIV. In addition to clevudine, R7128, Racivir and DFC, we also have other nucleoside analog discovery programs focused on HIV and HCV. Our scientific team of virologists, biologists and nucleoside chemists has experience discovering and developing nucleoside analog drugs for antiviral indications. Collectively, our management team’s product development experience includes 25 New Drug Application, or NDA, approvals. Our discovery platform includes a library of nucleoside analogs and a collection of viral and cellular assays that we use to evaluate potential new product candidates.

Risk Factors

We are subject to a number of risks of which you should be aware that may prevent us from achieving our primary objectives, such as:

•	All of our product candidates are in the development stage;

•

Neither we nor our collaborative partner has received regulatory approval for, or generated commercial revenues from, any of our product candidates, except for clevudine for which Bukwang has recently received marketing approval in Korea;

•	We may be unsuccessful in maintaining a broad pipeline of potential product candidates or in discovering new product candidates;

•	We have no experience commercializing drug products ourselves and may be unable to enter into additional collaborations on favorable terms or at all.

These risks and the other risks that we face are more fully described under the heading “Risk Factors,” which you should review carefully before you decide to buy our common stock.

We incurred net losses of $5.0 million in the fiscal year ended December 31, 2004, $13.7 million in the nine months ended September 30, 2005 and $11.3 million in the fiscal year ended September 30, 2006. For the three months ended December 31, 2006, we had a net profit of $3.9 million due to a one-time milestone payment from Roche. At December 31, 2006, our accumulated deficit was $46.7 million. We expect to continue to incur significant operating losses for at least the next several years.

Corporate Information

We were initially incorporated as Pharmasset, Ltd. on May 29, 1998 under the laws of Barbados. We became domesticated as a corporation under the laws of the State of Delaware on June 8, 2004 as Pharmasset, Inc., and the existence of Pharmasset, Ltd. in Barbados was discontinued on June 21, 2004. Pharmasset, Inc., then-existing as a Georgia corporation and the only subsidiary of Pharmasset, Ltd. was merged with and into us on July 23, 2004.

In 2005, we changed our fiscal year end from December 31 to September 30 for financial reporting purposes. The change was effective for the nine-month period ended September 30, 2005. For tax reporting purposes in 2005, we retained a twelve-month year ended December 31, 2005.

Our principal executive offices are located at 303-A College Road East, Princeton, New Jersey 08540. Our telephone number is (609) 613-4100, and our Internet address is www.pharmasset.com. Information contained in our website does not constitute a part of this prospectus.

The Offering

Common stock offered	5,000,000 shares

Common stock to be outstanding after this offering	20,521,175 shares

Over-allotment option	750,000 shares

Use of proceeds	We intend to use the net proceeds of this offering to advance our clinical development program for clevudine into phase 3 clinical trials.

Proposed Nasdaq Global Market symbol	“VRUS”

The number of shares of our common stock that will be outstanding after this offering is based on 15,521,175 shares of common stock outstanding as of December 31, 2006 after giving effect, upon the closing of this offering, to the automatic conversion of all outstanding shares of our preferred stock and redeemable common stock and the automatic cashless net exercise of Series D-1 warrants into shares of our common stock, assuming $10.00 as the current market price of the common stock in connection with such exercise. Unless specifically stated otherwise, the information in this prospectus assumes a 1.5 to 1.0 reverse split of our common stock to be effected prior to the effectiveness of the registration statement for this offering, and excludes:

•

2,662,858 shares of our common stock issuable upon the exercise of stock options outstanding as of December 31, 2006, at a weighted average exercise price of $3.59 per share, of which options to purchase 1,268,227 shares of our common stock were then exercisable;

•	836,640 shares of our common stock issuable as of December 31, 2006 upon the exercise of Series D-1 warrants exercisable at an exercise price of $0.10;

•

Approximately 1,622,331 shares of our common stock reserved for future grant under our 2007 Equity Incentive Plan, which will become effective upon completion of this offering, including the addition of 412,985 shares of common stock reserved for future grant under our 1998 Stock Plan upon the effectiveness of our 2007 Equity Incentive Plan; and

•	750,000 shares of our common stock issuable in connection with the underwriters’ over-allotment option.

Additionally, unless stated otherwise, the information in this prospectus does not reflect 310,028 shares of our common stock issued upon exercise of stock options between December 31, 2006 and March 31, 2007, or 140,000 shares of our common stock issuable upon the exercise of stock options granted between December 31, 2006 and March 31, 2007, and does not reflect any potential purchases by any of our existing stockholders.

Summary Consolidated Financial Data

The following table contains our summary consolidated financial information. In 2005, we changed our fiscal year end from December 31 to September 30 for financial reporting purposes. The change was effective for the nine-month period ended September 30, 2005. The following summary statement of operations data for the year ended December 31, 2004, the nine months ended September 30, 2005 and the year ended September 30, 2006 and the balance sheet data as of September 30, 2005 and 2006 have been derived from our audited financial statements included elsewhere in this prospectus. The summary statement of operations data for the three months ended December 31, 2005 and 2006, and the balance sheet data as of December 31, 2006, have been derived from our unaudited financial statements included elsewhere in this prospectus and have been prepared on the same basis as our financial statements. In the opinion of management, the unaudited summary financial data presented below reflect all adjustments necessary for a fair presentation of this data. The statement of operations data for the year ended December 31, 2003 and the balance sheet data as of December 31, 2004 have been derived from our audited financial statements that are not included in this prospectus. The summary statements of operations data for the year ended December 31, 2002 has been derived from our unaudited financial statements that are not included in this prospectus. The results from the nine-month period ended September 30, 2005 are not indicative of results that would have been achieved for the twelve-month period ended September 30, 2005.

The pro forma net loss per common share reflects the automatic conversion upon the closing of this offering of all outstanding shares of our preferred stock and redeemable common stock into shares of our common stock as of the beginning of each period presented. The pro forma as adjusted balance sheet data reflect the automatic conversion upon the closing of this offering of all outstanding shares of our preferred stock and redeemable common stock into shares of our common stock and the sale of 5,000,000 shares of our common stock offered based on an assumed initial public offering price of $10.00 per share, the mid-point of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and offering expenses payable by us. The summary financial information set forth below should be read together with our consolidated financial statements and the related notes to those financial statements, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” appearing elsewhere in this prospectus. The historical results are not necessarily indicative of results to be expected in any future period, and the results for the three months ended December 31, 2006 are not indicative of results expected for the full fiscal year.

Management determined, subsequent to their issuance, that our financial statements for the fiscal years 2004 and 2005 and the three months ended December 31, 2005 should be restated to increase the carrying value of the Series D Preferred Stock as of December 31, 2004, September 30, 2005 and December 31, 2005 to include amounts representing dividends using the interest method. See Note 15 to the audited consolidated financial statements included elsewhere in this prospectus.

	Year Ended December 31,			Nine Months Ended September 30,	Year Ended September 30,	Three Months Ended December 31,
	2002	2003	2004 Restated (1)	2005 Restated (1)	2006	2005 Restated (1)	2006

Statement of Operations Data:
Revenues:
Contract revenues	—	$509	$2,208	$3,719	$5,425	$833	$8,117
Contract revenues, related parties	$3,393	—	—	—	—	—	—
Government grant revenues	299	538	545	—	—	—	—

Total revenues	3,692	1,047	2,753	3,719	5,425	833	8,117

Costs and expenses:
Research and development	5,751	4,809	5,317	10,468	10,498	2,244	2,562
General and administrative	1,321	1,761	2,898	8,096	7,911	1,960	2,055

Total costs and expenses	7,072	6,570	8,215	18,564	18,409	4,204	4,617

Operating (loss) profit	(3,380)	(5,522)	(5,462)	(14,845)	(12,984)	(3,371)	3,500
Investment income	333	182	495	1,136	1,659	280	407

(Loss) profit before income taxes	(3,047)	(5,341)	(4,967)	(13,709)	(11,325)	(3,091)	3,907
Provision for income taxes	84	337	17	—	—	—	—

Net (loss) profit	(3,131)	(5,677)	(4,984)	(13,709)	(11,325)	(3,091)	3,907
Preferred stock accretion	37	37	1,317	2,287	1,111	274	284

Net (loss) profit attributable to common shareholders	$(3,168)	$(5,714)	$(6,301)	$(15,996)	$(12,436)	$(3,365)	$3,623

	Year Ended December 31,			Nine Months Ended September 30,	Year Ended September 30,	Three Months Ended December 31,
	2002	2003	2004 Restated (1)	2005 Restated (1)	2006	2005 Restated (1)	2006

Net (loss) profit per common share:
Basic	$(0.81)	$(1.40)	$(1.53)	$(2.42)	$(1.19)	$(0.33)	$0.35
Diluted	$(0.81)	$(1.40)	$(1.53)	$(2.42)	$(1.19)	$(0.33)	$0.33

Weighted average number of shares used in per common share calculations:
Basic	3,894,167	4,107,473	4,110,997	6,630,463	10,462,369	10,374,839	10,504,693
Diluted	3,894,167	4,107,473	4,110,997	6,630,463	10,462,369	10,374,839	11,009,257

Pro forma net (loss) profit per common share:
Basic					$(0.86)		$0.24
Diluted					$(0.86)		$0.23

Weighted average number of shares used in pro forma per common share calculations:
Basic					14,654,761		14,697,085
Diluted					14,654,761		16,019,055

	As of December 31, 2004 Restated (1)	As of September 30, 2005 Restated (1)	As of September 30, 2006	As of December 31, 2006	Pro Forma As Adjusted
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$307	$33,442	$26,182	$29,312	$73,057
Short-term investments	54,932	12,007	1,250	1,252	1,252
Working capital	51,687	38,822	25,004	29,207	72,952
Total assets	57,417	47,441	32,998	36,927	80,672
Deferred revenue	12,136	12,044	9,168	8,976	8,976
Redeemable convertible preferred stock	50,178	18,530	19,641	19,661	—
Total stockholders’ (deficit) equity	$(7,431)	$11,668	$(220)	$4,008	$68,806

(1)	Management determined, subsequent to their issuance, that our financial statements for fiscal year 2004, the nine months ended September 30, 2005 and the three months ended December 31, 2005 should be restated to increase the carrying value of the Series D Preferred Stock as of December 31, 2004, September 30, 2005 and December 31, 2005 to include amounts representing dividends using the interest method. See Note 15 to the audited consolidated financial statements included elsewhere in this prospectus.

RISK FACTORS

An investment in our common stock involves significant risks. Before making an investment decision, you should carefully consider the following risk factors in addition to the other information in this prospectus. If any of the following risks actually occurs, our business, results of operations or financial condition would likely suffer. In such an event, the market price of our common stock could decline and you could lose all or part of your investment.

Risks Related to Our Business

Risks Related to Drug Discovery, Development and Commercialization

We are subject to significant regulatory requirements, which could delay, prevent or limit our ability to market our product candidates, including clevudine, Racivir, R7128 and DFC.

Our research and development activities, preclinical studies, clinical trials, manufacturing and the anticipated marketing of our product candidates are subject to extensive regulation by a wide range of governmental authorities in the United States, including the FDA and by comparable authorities in Europe and elsewhere. To date, none of our product candidates has been approved for sale by the FDA or any foreign regulatory authority except clevudine, for which Bukwang has recently received marketing approval in Korea. Neither we nor our collaborators, independently or collectively, will be able to commercialize any of our product candidates until we or they obtain FDA approval in the United States or approval by comparable regulatory agencies in Europe and other countries. To satisfy FDA or foreign regulatory approval standards for the commercial sale of our product candidates, we must, among other requirements, demonstrate in adequate and well-controlled clinical trials that our product candidates are safe and effective. We, Institutional Review Boards (IRBs), the FDA or applicable foreign regulatory authorities could suspend the clinical trials of a drug candidate at any time if there is a concern that the patients participating in such clinical trials are being exposed to unacceptable health risks or for other reasons. Adverse side effects of a product candidate on patients in a clinical trial could result in the FDA or foreign regulatory authorities refusing to approve a particular drug candidate for any and all indications of use.

We have conducted initial preclinical studies and early-stage clinical trials of Racivir, PSI-6130, of which R7128 is a pro-drug, and DFC. These trials were not primarily designed to demonstrate the efficacy of Racivir, PSI-6130 or DFC as therapeutic agents, but rather to collect data on safety and assist in determining the appropriate dose. Even if our product candidates achieve positive results in preclinical and early clinical trials, similar results may not be observed in subsequent trials and results may not prove to be statistically significant or demonstrate safety and efficacy to the satisfaction of the FDA or other regulatory agencies.

The FDA also regulates the manufacturing facilities of our third-party manufacturers. Prior to approval, the FDA inspects manufacturing facilities to ensure compliance with current Good Manufacturing Practices, or cGMP, including quality control and record-keeping measures. Post-approval, the FDA and certain state agencies subject these facilities to unannounced inspections to ensure continued compliance with cGMP. Failure to satisfy the pre-approval inspection or subsequent discovery of problems with a product, or a manufacturing or laboratory facility used by us or our collaborators, may result in an inability to receive approval, recall of products, delay in approval or restrictions on the product or on the manufacturing post-approval, including a withdrawal of the drug from the market or suspension of manufacturing.

We will also require foreign regulatory approval with respect to the sale of our products outside of the United States. Foreign regulatory approval processes include all of the risks associated with the FDA approval processes described above, as well as risks attributable to the satisfaction of local regulations in foreign jurisdictions. Approval by the FDA does not assure approval by foreign regulatory authorities, and the fact that clevudine has been approved by Korean regulatory authorities does not mean that the FDA will approve clevudine. Many foreign regulatory authorities have different approval and standards from those required by the

FDA and may impose additional testing requirements for our product candidates. Furthermore, international ethical review boards may cause the start dates of our clinical trials to be delayed pending their review of safety data, clinical procedures, and comments provided by foreign regulatory authorities. We have had limited interaction with foreign regulatory authorities. We may not obtain foreign regulatory approvals on a timely basis, if at all. We may not be able to file for foreign regulatory approvals and may not receive necessary approvals to commercialize our existing and future product candidates in any market.

The regulatory approval process is expensive, and the time required to complete clinical trials and for FDA and foreign regulatory approval processes is uncertain and typically takes many years. Our analysis of data obtained from our preclinical and clinical trials is subject to confirmation and interpretation by different regulatory authorities who may have different views on the design, scope or results of our clinical trials, which could delay, limit or prevent regulatory approval. Changes in the regulatory approval policy during the development period of any of our product candidates, changes in, or the enactment of, additional regulations or statutes, or changes in regulatory review practices for a submitted product application may cause a delay in obtaining approval or result in the rejection of an application for regulatory approval. We could also encounter unanticipated delays or increased costs due to government regulation from future legislation or administrative action or changes in FDA or foreign regulatory policies during the period of product development, clinical trials or regulatory review.

As a result of the foregoing factors, our product candidates could require a significantly longer time to gain regulatory approval than expected, or may never gain approval. We cannot assure you that, even after expending substantial time and financial resources, we will obtain regulatory approval for any of our product candidates. A delay or denial of regulatory approval could delay or prevent our ability to generate product revenues and to achieve profitability. Regulatory approval, if obtained, may be made subject to limitations on the distribution of and indicated uses for which we may market a product, which could limit the size of the market for a product and adversely affect our potential product revenues.

Our product candidates must undergo rigorous clinical trials, the results of which are uncertain and could substantially delay or prevent us from bringing drugs to market.

Before we can obtain regulatory approval for a product candidate, we must undertake extensive clinical trials in humans to demonstrate safety and efficacy to the satisfaction of the FDA or other regulatory agencies. Clinical trials of new product candidates sufficient to obtain regulatory marketing approval are complex and expensive and take years to complete. In addition, the results obtained in earlier-stage testing may not be indicative of results in future trials. For example, estimates of viral load reduction and activity against HBV, HCV and HIV obtained from preclinical studies and small-scale clinical trials are not necessarily indicative of results that could be achieved in larger clinical trials. A number of companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials, even after obtaining promising results in earlier preclinical studies and clinical trials. We cannot assure you that we will successfully complete our planned clinical trials. Our collaborators or we may experience numerous unforeseen events during, or as a result of, the clinical trial process that could delay or prevent us from receiving regulatory approval or commercializing our product candidates, including the following events:

•	our clinical trials may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical and/or preclinical studies or to abandon programs;

•	trial results may not meet the level of statistical significance required by the FDA or other regulatory agencies;

•	we, IRBs, or regulators, may suspend or terminate clinical trials if the participating patients are being exposed to unacceptable health risks; and

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the effects of our product candidates on patients may not be the desired effects or may include undesirable side effects or other characteristics that may delay or preclude regulatory approval or limit their commercial use.

We have limited experience in conducting clinical trials which could impair our timing or ability to obtain regulatory approval for our product candidates.

We have limited experience in conducting and managing the clinical trials necessary to obtain FDA approval or approval by other regulatory authorities. Our past clinical experience has been limited to a small number of drug candidates relating to a limited number of therapeutic areas. By contrast, large and established pharmaceutical companies often have staffs conducting clinical trials with multiple drug candidates across multiple indications. As a result, we may experience delays in obtaining regulatory approvals, if at all, for our product candidates for which we conduct or manage the clinical trial process.

Delays in clinical trials could result in increased costs to us and delay our ability to obtain regulatory approval and commercialize our product candidates.

Significant delays in clinical trials could materially affect our product development costs and delay regulatory approval of our product candidates. We do not know whether planned clinical trials will begin on time, will need to be redesigned or will be completed on schedule, if at all. Clinical trials can be delayed for a variety of reasons, including:

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delays or failures in obtaining regulatory authorization to commence a trial because of safety concerns of regulators relating to our product candidates or similar product candidates of our competitors or failure to follow regulatory guidelines;

•	delays or failures in obtaining clinical materials and manufacturing sufficient quantities of the product candidate for use in trials;

•	delays or failures in reaching agreement on acceptable terms with prospective study sites;

•	delays or failures in obtaining approval of our clinical trial protocol from an institutional review board to conduct a clinical trial at a prospective study site;

•	delays in recruiting patients to participate in a clinical trial;

•	failure of our clinical trials and clinical investigators to be in compliance with the FDA’s Good Clinical Practices;

•	unforeseen safety issues;

•	inability to monitor patients adequately during or after treatment;

•	difficulty monitoring multiple study sites;

•	failure of our third-party clinical trial managers to satisfy their contractual duties, comply with regulations or meet expected deadlines; and

•	determination by regulators that the clinical design of the trials is not adequate.

Failure to recruit and enroll patients for clinical trials may cause the development of our product candidates to be delayed.

We have experienced, and expect to experience in the future, delays in patient enrollment in our clinical trials for a variety of reasons. The completion of clinical trials depends, among other things, on our ability to enroll a sufficient number of patients who remain in the study until its conclusion. The enrollment of patients depends on many factors, including:

•	the patient eligibility criteria defined in the protocol;

•	the size of the patient population required for analysis of the trial’s therapeutic endpoints;

•	the proximity of patients to study sites;

•	the design of the trial;

•	our ability to recruit clinical trial investigators with the appropriate competencies and experience;

•	our ability to obtain and maintain patient consents;

•	the risk that patients enrolled in clinical trials will drop out of the trials before completion; and

•	competition for patients by clinical trial programs for other treatments.

Our clinical trials compete with other clinical trials for drug candidates that are in the same therapeutic areas as our drug candidates, and such competition reduces the number and types of patients available to us, because some patients who might have opted to enroll in our trials instead opt to enroll in a trial being conducted by one of our competitors. We conduct some of our clinical trials at the same clinical trial sites that some of our competitors use, which reduces the number of patients that are available for our clinical trials in such clinical trial site. Delays in patient enrollment in the future as a result of these and other factors may result in increased costs or may affect the timing or outcome of our clinical trials, which could prevent us from completing these trials and adversely affect our ability to advance the development of our product candidates.

For example, in our Phase 2 study of Racivir, we anticipated that enrollment would take less than one year to complete, but it actually took twenty months. The primary reasons for this unexpected delay in enrollment included competition for patients with other longer-term clinical studies, larger investigator budgets and greater payments to study subjects for other clinical trials, very specific patient enrollment criteria for our clinical study, protocol modifications that were required to increase the duration of treatment, and an increase in the number of study sites. As a results of these delays, it took us longer to complete this study than we had initially planned, and we had to commit human and financial resources to this project for an extended period that could have otherwise been allocated to other research programs.

Our product candidates may have undesirable side effects when used alone or in combination with other products that prevent their regulatory approval or limit their use if approved.

We must demonstrate the safety of our product candidates to obtain regulatory approval. Although in clinical trials to date, clevudine, Racivir and PSI-6130 were generally well tolerated, these trials involved a small number of patients and we may observe significant adverse events for these drug candidates or for R7128 in the future. With respect to DFC, on April 3, 2006, Incyte announced its decision to discontinue its development of DFC after observing an increased incidence of grade 4 hyperlipasemia in the rollover portion of a Phase 2b clinical trial. Any side effects identified in the course of our clinical trials or that may otherwise be associated with our product candidates may outweigh the benefits of our product candidates and prevent regulatory approval or limit their market acceptance if they are approved. Recent developments in the pharmaceutical industry have prompted heightened government awareness of safety reporting and pharmacovigilance. Global health authorities may impose regulatory requirements to monitor safety that may burden our ability to commercialize our drug products.

Even if we receive regulatory approval to market our product candidates, the market may not be receptive to our product candidates, which would negatively affect our ability to achieve profitability.

If approved for marketing, the commercial success of our product candidates will depend upon their acceptance by physicians and the medical community, patients, and private, government and third-party payors as clinically useful, safe and cost-effective therapeutics. The degree of market acceptance of any of our approved products will depend upon a number of factors, including:

•	the indication for which the product is approved, as well as its approved labeling;

•	the establishment and demonstration in the medical community of the safety and efficacy of our products;

•	the prevalence and severity of adverse side effects;

•	the presence of other competing approved therapies;

•	the potential advantages of our products over existing and future treatment methods;

•	the relative convenience and ease of administration of our products;

•	the strength of our sales, marketing and distribution support;

•	the price and cost-effectiveness of the product; and

•	sufficient third-party reimbursement.

We are aware that a significant number of drug candidates are currently under development and may become available in the future for the treatment of HIV, HBV and HCV, and may be approved prior to any of our drugs coming to market. Even if our products achieve market acceptance, we may not be able to maintain that market acceptance over time if new therapeutics are introduced that are more favorably received than our products or that render our products obsolete, or if unacceptable levels of drug resistance or significant adverse events occur. If our products do not achieve and maintain market acceptance, we will not be able to generate sufficient revenue from product sales to attain profitability.

Even if we obtain regulatory approvals, our marketed drugs will be subject to ongoing regulatory review. If we fail to comply with continuing U.S. and foreign regulations, we could lose our marketing approvals and our business would be seriously harmed.

Following initial regulatory approval of any drugs we or our collaborators may develop, we and our collaborators will be subject to continuing regulatory review by the FDA or other regulatory authorities, including the review of adverse drug events and clinical results that are reported after product candidates become commercially available. This would include results from any post-marketing follow-up studies or other reporting required as a condition to approval. The manufacturing, distribution, labeling, packaging, storage, advertising, promotion, reporting and record-keeping related to the product will also be subject to extensive ongoing regulatory requirements. In addition, incidents of adverse drug reactions, unintended side effects or misuse relating to our products could result in additional regulatory controls or restrictions, or even lead to withdrawal of a product from the market.

Furthermore, our third-party manufacturers and the manufacturing facilities that they use to make our product candidates are regulated by the FDA. Quality control and manufacturing procedures must continue to conform to cGMP after approval. Drug and biologics manufacturers and their subcontractors are required to register their facilities and products manufactured annually with the FDA and certain state agencies and are subject to periodic unannounced inspections by the FDA, state and/or other foreign authorities. Any subsequent discovery of problems with a product, or a manufacturing or laboratory facility used by us or our collaborators, may result in restrictions on the product, or on the manufacturing or laboratory facility, including a withdrawal of the drug from the market or suspension of manufacturing. In addition, any changes to an approved product, including the way it is manufactured or promoted, often require FDA approval before the product, as modified, can be marketed. We and our third-party manufacturers will also be subject to ongoing FDA requirements for submission of safety and other post-market information. If we, our collaborators or our third-party manufacturers fail to comply with applicable continuing regulatory requirements, our business could be seriously harmed because a regulatory agency may:

•	issue warning letters;

•	suspend or withdraw our regulatory approval for approved products;

•	seize or detain products or recommend a product recall;

•	refuse to approve pending applications or supplements to approved applications filed by us;

•	suspend any of our ongoing clinical trials;

•	impose restrictions on our operations, including costly new manufacturing requirements;

•	close the facilities of our contract manufacturers; or

•	impose civil or criminal penalties.

The FDA’s policies may change and additional federal, state, local or foreign governmental regulations may be enacted that could affect our ability to maintain compliance. We cannot predict the likelihood, nature, or extent of adverse governmental regulation that may arise from future legislation or administrative action, either in the United States or abroad.

Our research and development efforts may not result in additional product candidates being discovered, which could limit our ability to generate revenues in the future.

Our research and development efforts may not lead to the discovery of any additional product candidates that would be suitable for further preclinical or clinical development. The discovery of additional product candidates requires significant research and preclinical studies, as well as a substantial commitment of resources. Many lead compounds that appear promising in preclinical studies fail to progress to become product candidates in clinical trials. There is a great deal of uncertainty inherent in our research and development efforts and, as a consequence, in our ability to fill our drug development pipeline with promising additional product candidates.

We have no sales, marketing or distribution experience. We expect to develop these capabilities, and expect to invest significant amounts of financial and management resources.

If clevudine receives marketing approval in the United States, we intend to commercialize clevudine ourselves with a sales force of approximately 40 to 45 employees. To develop internal sales, distribution and marketing capabilities, we will have to invest significant amounts of financial and management resources. We are still evaluating whether we will develop this capability internally or outsource these function to third parties. As a result, we could face a number of risks, including:

•	we may not be able to attract and build a significant marketing or sales force;

•	the cost of establishing, training and providing regulatory oversight for a marketing or sales force may not be justifiable in light of the revenues generated by any particular product; and

•	our direct sales and marketing efforts may not be successful.

We and our collaborators will be subject to stringent federal, state and foreign regulation of sales and marketing of any approved drug candidate and a failure to comply with these regulations could result in substantial penalties.

The marketing and advertising of our drug products by our collaborators or us will be regulated by the FDA, certain state agencies or foreign regulatory authorities. Violations of these laws and regulations, including promotion of our products for unapproved uses or failing to disclose risk information, are punishable by criminal and civil sanctions and may result in the issuance of enforcement letters or other enforcement action by the FDA, Department of Justice, or foreign regulatory authorities that could jeopardize our ability to market the product.

In addition to FDA or foreign regulations, the marketing of our drug products by us or our collaborators will be regulated by federal, state or foreign laws pertaining to health care “fraud and abuse,” such as the federal anti-kickback law prohibiting bribes, kickbacks or other remuneration for the order or recommendation of items or services reimbursed by federal health care programs. Many states have similar laws applicable to items or services reimbursed by commercial insurers. Violations of these laws are punishable by criminal and civil sanctions, including, in some instances, imprisonment and exclusion from participation in federal and state health care programs, including the Medicare, Medicaid and Veterans Affairs healthcare programs. Because of the far-reaching nature of these laws, we may be required to discontinue one or more of our practices to be in compliance with these laws. Health care fraud and abuse regulations are complex, and even minor irregularities can potentially give rise to claims that a statute or prohibition has been violated. Any violations of these laws, or any action against us for violations of these laws, even if we successfully defend against it, could have a material adverse effect on our business, financial condition and results of operations.

We could also become subject to false claims litigation under federal statutes, which can lead to civil money penalties, restitution, criminal fines and imprisonment, and exclusion from participation in Medicare, Medicaid and other federal and state health care programs. These false claims statutes include the False Claims Act, which allows any person to bring a suit on behalf of the federal government alleging submission of false or fraudulent claims, or causing to present such false or fraudulent claims, under federal programs or contracts claims or other violations of the statute and to share in any amounts paid by the entity to the government in fines or settlement.

These suits against pharmaceutical companies have increased significantly in volume and breadth in recent years. Some of these suits have been brought on the basis of certain sales practices promoting drug products for unapproved uses. This new growth in litigation has increased the risk that a pharmaceutical company will have to defend a false claim action, pay fines or restitution, or be excluded from the Medicare, Medicaid, Veterans Affairs and other federal and state healthcare programs as a result of an investigation arising out of such action. We may become subject to such litigation and, if we are not successful in defending against such actions, those actions may have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Financial Performance and Business Operations

We have incurred net losses since our inception and our future profitability is uncertain and we anticipate that we will incur significant continued net losses for the next several years.

We are a clinical-stage pharmaceutical company with a limited operating history upon which an investor can evaluate our operations and future prospects. We have incurred net losses in each year since our inception in 1998. For the three months ended December 31, 2006, we had a net profit of $3.9 million due to a one-time milestone payment from Roche, and for the year ended September 30, 2006, we had a net loss of $11.3 million. As of December 31, 2006, we had an accumulated deficit of $46.7 million. We do not expect to generate significant revenue from our product candidates for the next several years and we expect to continue to incur significant operating losses in future periods. We expect to incur substantial costs to further our drug discovery and development programs and that our rate of spending will accelerate as a result of the increased costs and expenses associated with preclinical and clinical development, particularly when we begin Phase 3 clinical trials for clevudine, Racivir and DFC. In addition, as we establish and expand our operations in Princeton, New Jersey, we will need to continue to improve our facilities and hire additional personnel. As a result, we expect that our annual operating losses will increase significantly over the next several years.

Our revenue and profit potential is unproven, and our limited operating history makes our future operating results difficult to predict. To attain profitability, we and our collaborators will need to successfully develop products and effectively market and sell them. We have never generated revenue from the sale of products, and there is no guarantee that we will be able to do so in the future. If any of our drug candidates fail to show positive results in ongoing clinical trials, and we or our collaborators do not receive regulatory approval, or if our product candidates do not achieve market acceptance even if approved, we may never become profitable. If we fail to become profitable, or if we are unable to continue to fund our continuing losses, we may be unable to continue our clinical development programs, and you could lose your entire investment.

We will require substantial funds in addition to the net proceeds of this offering and we may be unable to raise capital when needed, which could force us to delay, reduce or eliminate some of our drug discovery, product development and commercialization activities.

Developing drugs, conducting clinical trials and commercializing products is expensive and we will need to raise substantial additional funds to achieve our strategic objectives. Although we believe our existing cash resources together with the net proceeds of this offering and anticipated payments under our existing collaboration agreement will be sufficient to fund our projected cash requirements for the next 18 months, we will require significant additional financing in the future to complete our clinical trials for clevudine and fund our other operations. Such financing may not be available on acceptable terms, if at all. Our future capital requirements will depend on many factors, including:

•	the progress and costs of our preclinical studies, clinical trials and other research and development activities;

•	the scope, prioritization and number of our clinical trials and other research and development programs;

•	the costs and timing of obtaining regulatory approval;

•	the costs of the development and expansion of our operational infrastructure;

•	the ability of our collaborators to achieve development milestones, marketing approval and other events or developments under our collaboration agreements;

•	the amount of revenues we receive under our collaboration agreements;

•	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

•	the costs and timing of securing manufacturing arrangements for clinical or commercial production;

•	the costs of establishing sales and marketing capabilities or contracting with third parties to provide these capabilities for us;

•	the costs of acquiring or undertaking development and commercialization efforts for any future product candidates;

•	the magnitude of our general and administrative expenses; and

•	any costs that we may incur under current and future licensing arrangements relating to our product candidates.

Our ability to raise additional funds will depend on financial, economic and market conditions and other factors, many of which are beyond our control. Additional financing may not be available when we need it or, if available, may not be on terms that are favorable to us. If we are unable to obtain adequate funding on a timely basis, we may be required to delay, reduce the scope of, or eliminate one or more of our drug discovery or development programs.

Raising additional capital may dilute our stockholders’ equity and may limit our flexibility, or require us to relinquish rights.

We may need to raise additional capital to fund our operations through public or private equity offerings or debt financings. To the extent that we raise additional capital by issuing equity or equity-linked securities, our stockholders’ ownership will be diluted. Any debt financing we enter into may include covenants that limit our flexibility in conducting our business. We also could be required to seek funds through arrangements with collaborators or others, which might require us to relinquish valuable rights to our intellectual property or product candidates that we would have otherwise retained.

Our success depends in part on our ability to retain and recruit key personnel, and if we fail to do so, it may be more difficult for us to successfully develop our products or achieve our business objectives.

Our success depends in part on our ability to attract, retain and motivate highly qualified management, clinical and scientific personnel. We are highly dependent on our senior management and scientific staff, particularly P. Schaefer Price, our President and Chief Executive Officer and Kurt Leutzinger, our Chief Financial Officer. We do not maintain key man insurance for our senior management or scientific staff. The loss of the services of any of our senior management or key members of our scientific staff may significantly delay or prevent the successful completion of our clinical trials or the commercialization of our product candidates. To date, we are not aware that any member of our senior management or scientific staff plans to leave the company.

The employment of each of our employees with us is “at will,” and each employee can terminate his or her employment with us at any time. We currently have an employment agreement in place with P. Schaefer Price.

Our success will also depend on our ability to hire and retain additional qualified scientific and management personnel. Competition for qualified individuals in the pharmaceutical field is intense, and we face competition from numerous pharmaceutical and biotechnology companies, universities and other research institutions. We may be unable to attract and retain qualified individuals on acceptable terms given the competition for such personnel. For example, we encountered delays in hiring a Chief Medical Officer, since there were only a small number of qualified candidates and many of our competitors had the same or similar needs as we. Furthermore, there is a possibility that a qualified candidate we are recruiting might opt to accept a position with one of our competitors instead of with us because our competitor may have products that are already on the market and generating revenue. If we are unsuccessful in our recruiting efforts, we may be unable to execute our strategy.

The requirements of being a public company may strain our administrative and operational infrastructure and will increase our operating costs.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, the Sarbanes-Oxley Act of 2002 and the listing requirements of the Nasdaq Global Market,

Inc. Section 404 of the Sarbanes-Oxley Act requires that we maintain effective internal controls over financial reporting and disclosure controls and procedures. In particular, we must perform system and process evaluation and testing of our internal controls over financial reporting to allow management and our auditors to assess the effectiveness of our internal controls over financial reporting so that our independent auditors can deliver a report to us addressing these assessments. In order to comply with Section 404 we will need to incur substantial accounting expenses and expend significant management efforts.

We expect that the obligations of being a public company will require significant additional expenditures by placing additional demands on our management, administrative, operational, internal audit and accounting resources as we comply with the reporting requirements of a public company. If we are unable to accomplish our objectives in a timely and effective manner, our ability to comply with the rules that apply to public companies could be impaired. We will also need to upgrade our systems, implement additional financial and management controls, reporting systems and procedures, expand our internal audit function, and hire additional accounting, audit and financial staff with appropriate public company experience and technical accounting knowledge, which will increase our general and administrative expenses and capital expenditures. The rules and any related regulations that may be proposed in the future that are applicable to public companies may make it more difficult and more costly for us to obtain certain types of insurance, including directors’ and officers’ liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher premiums to obtain the same or similar coverage. We cannot predict or estimate the amount or timing of the additional costs we may incur as a result of the reporting requirements applicable to public companies, but we expect our operating results will be adversely affected by the costs of operating as a public company.

Our auditors identified a material weakness in connection with the audits of our financial statements which, unless remedied, could have a material adverse effect on our external financial reporting.

In connection with the audits of our financial statements for the years ended December 31, 2003 and 2004, the nine months ended September 30, 2005 and the year ended September 30, 2006, we and our auditors concluded that we did not maintain effective controls over the timely identification, evaluation and accurate resolution of non-routine and complex accounting matters, specifically related to equity and revenue transactions, and over the process of including complete and appropriate presentation of items required by GAAP in the financial statements and notes thereto. In our judgment and the judgment of our auditors, this constituted a material weakness in our internal controls under the Standards established by the Public Company Accounting Oversight Board. We intend to remedy this material weakness by hiring a financial reporting specialist and engaging an outside accounting firm other than our auditors to act as consultants in the preparation of external financial reports. Any failure to achieve and maintain effective control over financial reporting could cause us to fail to meet our reporting obligations and could require that we restate our financial statements for prior periods, any of which could cause investors to lose confidence in our reported financial information and cause a decline, which could be material, in the trading price of our common stock.

We will need to increase the size of our organization, and we may encounter difficulties managing our growth.

As of December 31, 2006, we had 32 employees, 22 of whom performed research and development functions. We plan to hire a significant number of additional employees in the future. For example, we expect to hire 20 to 30 employees within one year of our initial public offering and plan to hire several additional employees as required each year to add depth and specialized expertise to our scientific and management team. In addition, we have identified the need to hire a person who will have senior management responsibility for external financial reporting in order to meet the accounting and reporting requirements of a public company. We expect that this substantial growth will place a strain on our administrative and operational infrastructure. If the product candidates that we are developing continue to advance in clinical trials, we will need to expand our development, regulatory, manufacturing, quality, marketing and sales capabilities or contract with third parties to provide these capabilities for us. As our operations expand, we expect that we will need to develop additional relationships with various collaborators, contract research organizations, suppliers, manufacturers and other organizations. We may not be able to establish such relationships or may incur significant costs to do so. Our ability to manage our growth will also require us to continue to improve our operational, financial and management controls, reporting systems and procedures, which will further increase our operating costs. If we are unable to successfully manage the expansion of our operations or operate on a larger scale, we will not achieve our strategic objectives.

Risks Related to Our Dependence on Third Parties

We have licensed PSI-6130 and its pro-drugs, including R7128, to Roche, and we will depend on Roche to continue its development and commercialization.

We are developing R7128 under a collaborative licensing agreement that we entered into with Roche in October 2004. We are dependent on Roche to continue the development of R7128 and successfully commercialize it. Roche may terminate its agreement with us without cause on six months’ notice. If Roche fails to aggressively pursue the development and marketing approval of R7128, or if a dispute arises with Roche over the terms or the interpretation of the collaboration agreement or an alleged breach of any provision of the agreement, or if Roche terminates its agreement, then the development and commercialization of R7128, or our ability to receive the expected payments under this agreement, could be delayed or adversely affected.

Roche is subject to many of the same development and commercialization risks to which we are subject. If Roche decides to devote resources to alternative products, either on its own or in collaboration with other pharmaceutical companies, Roche may not devote sufficient resources to the development of R7128. Further, if Roche decides to pursue additional therapies for the diseases these product candidates target, future sales of R7128 could be adversely affected. We are aware that Roche has an internal program to develop another molecule, known as R1626, as a treatment for HCV. Both R7128 and R1626 act as inhibitors of the HCV RNA polymerase. Any adverse development in Roche’s operations or financial condition could adversely affect the development and commercialization of R7128 or other pro-drugs of PSI-6130, and our receipt of future milestone payments and royalties on its sales.

We and our collaborators depend on third parties to conduct our clinical trials, which may result in costs and delays that prevent us from obtaining regulatory approval or successfully commercializing our product candidates.

We and our collaborators engage clinical investigators and medical institutions to enroll patients in our clinical trials and contract research organizations to perform data collection and analysis and other aspects of our preclinical studies and clinical trials. As a result, we depend on these clinical investigators, medical institutions and contract research organizations to perform these activities on a timely basis in accordance with the protocol, good laboratory practices, good clinical trial practices, and other regulatory requirements. Our reliance on these third parties for clinical development activities reduces our control over these activities. Accordingly, if these parties do not successfully carry out their contractual duties or obligations or meet expected deadlines, or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols or for other reasons, our clinical trials may be extended, delayed, terminated or our data may be rejected by the FDA. If it became necessary to replace a third party that was conducting one of our clinical trials, we believe that there are a number of other third-party contractors whom we could engage to continue these activities, although it may result in a delay of the applicable clinical trial. If there are delays in testing or obtaining regulatory approvals as a result of a third party’s failure to perform, our drug discovery and development costs will increase, and we may not be able to obtain regulatory approval for or successfully commercialize our product candidates.

If parties on whom we rely to manufacture our products or product candidates do not manufacture the active pharmaceutical ingredients or finished products of satisfactory quality, in a timely manner, in sufficient quantities or at an acceptable cost, clinical development and commercialization of our product candidates could be delayed.

We do not currently own or operate manufacturing facilities; consequently, we rely on third parties as sole suppliers of clinical investigational quantities of our product candidates. We do not expect to establish our own manufacturing facilities and we will continue to rely on third-party manufacturers to produce commercial quantities of any drugs that we market. Our current and anticipated future dependence on third parties for the manufacture of our product candidates may adversely affect our ability to develop and commercialize any product candidates on a timely and competitive basis.

To date, our product candidates have only been manufactured in quantities sufficient for preclinical studies or initial clinical trials. We do not currently have any long-term supply agreements in place for our product candidates and will need to enter into supply agreements for additional supplies of each of our product candidates to complete clinical development. Additionally, in connection with our application for commercial approvals and if any product candidate is approved by the FDA or other regulatory agencies for commercial sale, we will need to procure commercial quantities from qualified third-party manufacturers. We may not be able to contract for increased manufacturing capacity for any of our product candidates in a timely or economic manner or at all. A significant scale-up in manufacturing may require additional validation studies. If we are unable to successfully increase the manufacturing capacity for a product candidate, the regulatory approval or commercial launch of that product candidate may be delayed, or there may be a shortage of supply, which could limit our sales.

Other risks associated with our reliance on contract manufacturers include the following:

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Contract manufacturers may encounter difficulties in achieving volume production, quality control, and quality assurance and also may experience shortages in qualified personnel and obtaining active ingredients for our products.

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If we need to change manufacturers, the FDA and corresponding foreign regulatory agencies must approve these manufacturers in advance. This would involve pre-approval inspections to ensure compliance with FDA and foreign regulations and standards.

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Contract manufacturers are subject to ongoing periodic, unannounced inspection by the FDA and corresponding state and foreign agencies or their designees to ensure strict compliance with cGMP and other governmental regulations and corresponding foreign standards. We do not have control over compliance by our contract manufacturers with these regulations and standards. Our present or future contract manufacturers may not be able to comply with cGMP and other FDA requirements or other regulatory requirements outside the United States. Failure of contract manufacturers to comply with applicable regulations could result in delays, suspensions or withdrawal of approvals, seizures or recalls of product candidates and operating restrictions, any of which could significantly and adversely affect our business.

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Contract manufacturers may breach the manufacturing agreements that we or our development partners have with them because of factors beyond our control or may terminate or fail to renew a manufacturing agreement based on their own business priorities at a time that is costly or inconvenient to us.

Changes to the manufacturing process during or following the completion of clinical trials also require sponsors to demonstrate to the FDA that the product manufactured under the new conditions comply with cGMP requirements. This requirement applies to moving manufacturing functions to another facility. In each phase of investigation, sufficient information about changes in the manufacturing process must be submitted to the FDA.

We may experience difficulties in entering into contracts on favorable terms for supplies of our products for future preclinical studies and clinical trials, which could prevent us from completing these studies and delay the commercialization of our products.

We will need to enter into supply agreements for additional supplies of each of our product candidates to complete clinical development and/or commercialize them. We cannot assure you that we will be able to do so on favorable terms, if at all. We do not have a sufficient quantity of clevudine for our planned Phase 3 clinical trials, and we will need to procure additional supplies of clevudine to complete those trials. We are negotiating an agreement for the manufacture of clevudine with a supplier that manufactured clevudine used in previous clinical trials, however, our negotiations are ongoing and we have not entered into a definitive agreement with this potential supplier. If we fail to negotiate a definitive agreement with this supplier or another supplier or if this manufacturer experiences any delay in manufacturing the necessary clinical supply of clevudine, the completion of our Phase 3 program would be delayed. If we obtain marketing approval for clevudine, we will need to procure additional commercial supplies of clevudine from qualified third-party manufacturers.

We will need to procure additional supplies of R7128 to complete our future preclinical studies and clinical trials. Roche is supplying R7128 for our current preclinical studies and clinical trials. We are currently in the process of identifying and evaluating the qualifications of a potential second supplier that could manufacture R7128.

We will need to procure additional supplies of Racivir to complete our future preclinical studies and clinical trials. We are currently in the process of identifying and evaluating the qualifications of potential suppliers that could manufacture Racivir, including the company that manufactured our current supply of Racivir; however, we have not yet entered into a definitive supply agreement with any company.

Incyte was responsible for the clinical trials of DFC and for obtaining sufficient supply of DFC for its trials. If we conduct our own clinical trials of DFC, we will need to establish our own source of supply of DFC.

We will need to enter into supply agreements for additional supplies of each of our product candidates to complete clinical development and/or commercialize them. We cannot assure you that we will be able to do so on favorable terms, if at all.

If conflicts arise between our collaborators and us, our collaborators may act in their best interest and not in our best interest, which could adversely affect our business.

Conflicts may arise with our collaborators if they pursue alternative therapies for the diseases that we have targeted or develop alternative products either on their own or in collaboration with others. Competing products, either developed by our collaborators or any future collaborators or to which our present collaborators or any future collaborators have rights, may result in development delays or the withdrawal of their support for our product candidates.

Additionally, conflicts may arise if there is a dispute about the achievement and payment of a milestone amount or the ownership of intellectual property that is developed during the course of the collaborative arrangement. Similarly, the parties to a collaboration agreement may disagree as to which party owns newly developed products. Should an agreement be terminated as a result of a dispute and before we have realized the benefits of the collaboration, our reputation could be harmed and we might not obtain revenues that we anticipated receiving.

We may rely on other collaborators in the future and if future collaborations are not successful, we may not be able to effectively develop and commercialize our product candidates.

We may decide to enter into future collaboration agreements for the development and commercialization of clevudine, Racivir or other product candidates that we may identify in the future. We may not be successful in entering into any additional collaborative arrangements.

Relying on collaborative relationships poses a number of risks to us, including the following:

•	we may be required to relinquish important rights, including intellectual property, marketing and distribution rights;

•	we will not be able to control whether our collaborators will devote sufficient resources to the development or commercialization of the product candidates we license;

•

we will not have access to all information regarding the products being developed and commercialized by our collaborators, including information about clinical trial design and execution, regulatory affairs, process development, manufacturing, marketing and other areas known by our collaborators. Thus, our ability to keep our stockholders informed about the status of our collaborated products will be limited by the degree to which our collaborators keep us informed;

•

business combinations or significant changes in a collaborator’s business strategy may also adversely affect a collaborator’s willingness to actively pursue the development and commercialization of any products resulting from a collaboration;

•	a collaborator may separately move forward with a competing product candidate either developed independently or in collaboration with others, including our competitors;

•	collaborators with marketing rights may choose to devote fewer resources to the marketing of our products than they do to other products they are selling;

•

our collaborators may experience financial difficulties and may be unable to fund the clinical trials, fulfill their obligations under collaboration agreements with us or delay paying us agreed-upon milestone payments, reimbursements, royalties or other committed amounts; and

•

disputes may arise between us and our collaborators delaying or terminating the research, development or commercialization of our drug candidates, resulting in litigation or arbitration that could be time-consuming and expensive.

A collaborator may terminate its agreement with us or simultaneously pursue alternative products, therapeutic approaches or technologies as a means of developing treatments for the diseases targeted by us or our collaborative effort or us. If a partner terminates its agreement, the development or commercialization of our products could be delayed or terminated, or we could be required to undertake unforeseen additional responsibilities or devote unbudgeted additional resources to such development or commercialization.

If we fail to enter into additional in-licensing agreements or if these arrangements are unsuccessful, our ability to fill our clinical pipeline may be adversely affected.

In addition to entering into collaborative agreements with third parties for the development and commercialization of our product candidates, we intend to continue to explore opportunities to further enhance our discovery and development capabilities and develop our clinical pipeline by in-licensing product candidates that fit within our expertise and research and development capabilities. We will face substantial competition for in-licensing opportunities from companies focused on antiviral therapies, many of which may have greater resources than we do. Additional in-licensing agreements for product candidates may not be available to us, or if available, the terms may not be favorable. We may also need to license additional technologies in order to continue to develop our clinical pipeline. If we are unable to enter into additional agreements to license product candidates or technologies, or if these arrangements are unsuccessful, our clinical pipeline may not contain a sufficient number of promising future product candidates and our research and development efforts could be delayed.

Risks Related to Our Intellectual Property

We licensed Racivir, one of our lead product candidates, from Emory University, and our rights to commercialize Racivir are subject to a right of first refusal held by Gilead, and uncertainties related to these rights may result in our being prevented from obtaining the expected economic benefits from developing Racivir.

We licensed Racivir from Emory University pursuant to an exclusive, worldwide license agreement to make, have made, use, import, offer for sale and sell Racivir, which we entered into in 1998, referred to as the Racivir License Agreement. In a license agreement relating to emtricitabine that Emory University entered into with Triangle Pharmaceuticals, now Gilead Sciences, Inc., or Gilead, in 1996, which we refer to as the Emory/Gilead License Agreement, Emory University previously had granted a right of first refusal to Gilead that is applicable to any license or assignment relating to a specified range of mixtures of (–) – FTC and (+) – FTC, referred to as enriched FTC (which includes Racivir). The terms of this right of first refusal contains an exception permitting Emory University to license or assign its rights in respect of enriched FTC to a permitted transferee, which includes any of the inventors (which included two of our founders) or to any corporate entity formed by or on behalf of the inventors for purposes of clinically developing enriched FTC so long as the licensee agrees in writing to be bound by the terms of Gilead’s right of first refusal to the same extent as Emory University. Our license to Racivir was granted to us by Emory University pursuant to this exception and therefore we are bound by the terms of Gilead’s right of first refusal to the same extent as Emory University. The terms of this right of first refusal as set forth in the Emory/Gilead License Agreement require that, prior to the entry into any license or assignment agreement with a third party relating to any of Emory University’s rights in respect of enriched FTC, Emory University shall notify Gilead of the terms of the proposed agreement and provide a copy of the proposed agreement to Gilead together with all data and information in Emory University’s possession relating to enriched FTC and its use as a therapeutic agent. Gilead has 30 days to accept or decline the offer. Although Emory University considers Pharmasset to be a permitted transferee under the Emory/Gilead License Agreement, Emory University has subsequently taken the position that its grant of commercialization rights (i.e., the rights to offer for sale and sell Racivir) to us exceeded the rights that were permitted to be granted to a permitted transferee under its agreement with Gilead. While we believe that Gilead is aware of the Racivir license agreement through both Pharmasset’s and Emory University’s communications with Gilead, Gilead has not contacted us regarding its interpretation of the terms of the Racivir License Agreement.

In March 2004, we entered into a supplemental agreement with Emory University in which we and Emory University agreed that, prior to any commercialization of enriched FTC by us, or by any licensee or assignee of our rights under the Racivir License Agreement, we and Emory University would adhere strictly to the terms of the right of first refusal granted to Gilead in the Emory/Gilead License Agreement and offer to Gilead the same terms and conditions under which we, our licensee or our assignee, propose to commercialize enriched FTC. The supplemental agreement also outlines a procedure by which Emory University and we would jointly offer the terms of a proposed license and commercialization agreement between us and a third party to Gilead after Emory University has the opportunity to approve them. Therefore, before we could enter into a commercialization agreement for Racivir with a third party or commercialize Racivir on our own, we would be required to offer Gilead the opportunity to be our commercialization partner on the same terms on which we intend, or our prospective partner intends, to commercialize Racivir. It is uncertain whether a third party would be willing to negotiate the terms of a commercialization agreement with us knowing that Gilead can take their place as licensee by accepting the negotiated terms and exercising its right of first refusal.

These uncertainties related to our commercialization rights may result in our being prevented from obtaining the expected economic benefits from developing Racivir. In addition, we could become involved in litigation or arbitration related to our commercialization rights to Racivir in the future.

If we are unable to obtain and maintain adequate patent protection for our product candidates, we may be unable to commercialize our product candidates or to prevent other companies from using our intellectual property in competitive products in certain countries.

Our commercial success will depend, in large part, on our ability and the ability of our licensors to obtain and maintain patents and proprietary intellectual property rights sufficient to prevent others from marketing our product candidates, as well as to successfully defend and enforce those patents against infringement and to avoid infringing the proprietary rights of others, both in the United States and in foreign countries. We have filed or may in the future file our own patent applications, and we have also licensed certain patents, patent applications and other proprietary rights from third parties. We have licensed patents for clevudine, Racivir and DFC. The patent covering the composition of matter for clevudine that we have licensed from Bukwang is scheduled to expire in January 2014. The patent covering the composition of matter for Racivir that we have licensed from Emory University is scheduled to expire in September 2015. The patent covering methods of using DFC to treat HIV that we have licensed from Emory University is scheduled to expire in January 2015. The patent expiration dates stated above do not take into account any patent term adjustments that may accrue due to procedural delays by the United States Patent and Trademark Office or patent term extensions that may accrue due to regulatory delays.

Our patent position, like that of many pharmaceutical and biotechnology companies, is uncertain and involves complex legal and factual questions for which important legal principles are unresolved. We may not develop or obtain rights to products or processes that are patentable. Even if we do obtain patents, such patents may not adequately protect the products or technologies we own or have licensed. In addition, we generally do not control the patent prosecution of subject matter that we license from others. Generally, the patent holders are primarily responsible for the patent prosecution and maintenance activities pertaining to the licensed patent applications and patents, while we are afforded opportunities to advise the primary licensors on such activities with respect to our licensed territories. Accordingly, we are unable to exercise the same degree of control over this intellectual property as we would over our own. Others may challenge, seek to invalidate, infringe or circumvent any patents we own or license, and rights we receive under those patents may not provide competitive advantages to us. We cannot assure you as to the degree of protection that we will be afforded by any patents issued to, or licensed by, us. The laws of many countries may not protect intellectual property rights to the same extent as U.S. laws, and those countries may lack adequate rules and procedures for defending our intellectual property rights. For example, we may not be able to prevent a third party from infringing our patents in a country that does not recognize or enforce patent rights, or that imposes compulsory licenses on or restricts the prices of life-saving drugs. Changes in either patent laws or in interpretations of patent laws in the United States and other countries may diminish the value of our intellectual property.

The degree of future protection for our proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage. For example:

•

we or our licensors might not have been the first to make the inventions covered by each of our or our licensors’ pending patent applications and issued patents, and we may have to participate in expensive and protracted interference proceedings to determine priority of invention;

•	we or our licensors might not have been the first to file patent applications for these inventions;

•	our or our licensors’ pending patent applications may not result in issued patents;

•	our or our licensors’ issued patents may not provide a basis for commercially viable products or may not provide us with any competitive advantages or may be challenged by third parties;

•	others may design around our or our licensors’ patent claims to produce competitive products which fall outside the scope of our or our licensors’ patents; or

•	the patents of others may prevent us from marketing one or more of our product candidates for one or more indications that may be valuable to our business strategy.

An issued patent does not guarantee us the right to practice the patented technology or commercialize the patented product. Third parties may have or obtain rights to blocking patents that could be used to prevent us from commercializing our patented products and practicing our patented technology. Our issued patents and those that may be issued in the future may be challenged, invalidated or circumvented, which could limit our ability to prevent competitors from marketing related product candidates or could limit the length of the term of patent protection of our product candidates. In addition, the rights granted under any issued patents may not provide us with proprietary protection or competitive advantages against competitors with similar technology and our competitors may independently develop similar technologies. Moreover, because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that, before any of our product candidates can be commercialized, any related patent or potential patent extension may expire or remain in force for only a short period following commercialization, thereby reducing any advantage of the patent.

We may incur substantial costs or lose important rights as a result of litigation or other proceedings relating to patent and other intellectual property rights.

The defense and prosecution of intellectual property rights, U.S. Patent and Trademark Office interference proceedings and related legal and administrative proceedings in the United States and elsewhere are costly and time-consuming and their outcome is uncertain. In general, there is a substantial amount of litigation involving patent and other intellectual property rights in the biopharmaceutical industry. Litigation may be necessary to:

•	assert or defend claims of infringement;

•	enforce patents we own or license;

•	protect trade secrets; or

•	determine the enforceability, scope and validity of the proprietary rights of others.

If we become involved in any litigation, interference or other administrative proceedings, we will incur substantial expense and it will divert the efforts of our scientific and management personnel. Uncertainties resulting from the initiation and continuation of litigation, interference or other administrative proceedings could have a material adverse effect on our ability to compete in the marketplace pending resolution of the disputed matters. An adverse determination may subject us to significant liabilities or require us to seek licenses that may not be available from third parties on commercially reasonable terms, if at all. We or our collaborators may be restricted or prevented from developing and commercializing our products in the event of an adverse determination in a judicial or administrative proceeding or if we fail to obtain necessary licenses. In such event, we may attempt to redesign our processes or technologies so that they do not infringe, which may not be possible.

While our product candidates are in clinical trials, we believe that the use of our product candidates in these clinical trials falls within the scope of the exemptions provided by 35 U.S.C. Section 271(e) in the United States, which exempts from patent infringement liability activities reasonably related to the development and submission of information to the FDA. As our product candidates progress toward commercialization, the possibility of a patent infringement claim against us increases. We attempt to ensure that our product candidates and the methods we employ to manufacture them, as well as the methods for their use we intend to promote, do not infringe other parties’ patents and other proprietary rights. There can be no assurance they do not, however, and competitors or other parties may assert that we infringe their proprietary rights in any event.

If we find during clinical evaluation that our product candidates for the treatment of HIV, HBV or HCV should be used in combination with a product that is covered by a patent held by another company or institution, and that a labeling instruction is required in product packaging recommending that combination, we could be accused of, or held liable for, infringement of the third-party patents covering the product recommended for co-administration with our product. In such a case, we could be required to obtain a license from the other company or institution to use the required or desired package labeling, which may not be available on commercially reasonable terms, or at all.

We may be subject to claims that our board members, employees or consultants or we have used or disclosed alleged trade secrets or other proprietary information belonging to third parties, and any such individuals that are currently affiliated with one of our competitors may disclose our proprietary technology or information.

As is commonplace in the biotechnology and pharmaceutical industries, some of our board members, employees and consultants are or have been employed at, or associated with, other biotechnology or pharmaceutical companies that compete with us. For example, two of our directors were also members of the board of directors of Idenix Pharmaceuticals; one of our directors is a member of the board of directors of Arrow Therapeutics, Ltd., a private pharmaceutical company; and another of our directors was a former executive at Gilead Sciences. These companies are focused on the same therapeutic areas as us. From time to time, these directors may face conflicts of interest because of their affiliation with companies with which we may compete. While employed at or associated with these companies, these board members may have been exposed to or involved in research and technology similar to the areas of research and technology in which we are engaged. We may be subject to claims that we, or our employees, board members or consultants, have inadvertently or otherwise used or disclosed alleged trade secrets or other proprietary information of those companies. Litigation may be necessary to defend against such claims.

While we expect to enter into confidentiality agreements with all of our employees prior to the completion of this offering, we have not yet completed this process. As of January 1, 2007, approximately half of our employees, including members of our senior management and our scientific staff, had not yet entered into confidentiality agreements with us. Additionally, we do not have, and are not planning to enter into, any confidentiality agreements with our directors. There is the possibility that any of our former board members, employees or consultants who are currently employed at, or associated with, one of our competitors may unintentionally or willfully disclose our proprietary technology or information.

The rights we rely upon to protect our unpatented trade secrets may be inadequate.

We rely on unpatented trade secrets, know-how and technology, which are difficult to protect, especially in the pharmaceutical industry, where much of the information about a product must be made public during the regulatory approval process. We seek to protect trade secrets, in part, by entering into confidentiality agreements with employees, consultants and others. These parties may breach or terminate these agreements, and we may not have adequate remedies for such breaches. Furthermore, these agreements may not provide meaningful protection for our trade secrets or other proprietary information or result in the effective assignment to us of intellectual property, and may not provide an adequate remedy in the event of unauthorized use or disclosure of confidential information or other breaches of the agreements. Despite our efforts to protect our trade secrets, we or our collaboration partners, board members, employees, consultants, contractors or scientific and other advisors may unintentionally or willfully disclose our proprietary information to competitors.

There is a risk that our trade secrets could have been, or could, in the future, be shared by any of our former employees with and be used to the benefit of any company that competes with us. For example, a former director and founder of Pharmasset has, along with several of our former scientists, started a new pharmaceutical company to develop drugs to treat viral infections (including human retroviral and hepatitis infections), cancer and dermatological products, which may compete with us in the future. These individuals left Pharmasset in 2005. We have a confidentiality agreement in place with our former director, and have both confidentiality agreements and covenant not to compete agreements in place with the former scientists. The term of the confidentiality agreements is indefinite with regard to any confidential information that is not subsequently made public. The covenant not to compete agreements expired on February 28, 2007.

If we fail to maintain trade secret protection, our competitive position may be adversely affected. Competitors may also independently discover our trade secrets. Enforcement of claims that a third party has illegally obtained and is using trade secrets is expensive, time consuming and uncertain. If our competitors independently develop equivalent knowledge, methods and know-how, we would not be able to assert our trade secrets against them and our business could be harmed.

Risks Related to Our Industry

Our industry is extremely competitive. If our competitors are able to develop and market products that are more effective, safer or more affordable than ours, or obtain marketing approval before we do, our commercial opportunities may be limited.

Competition in the biotechnology and pharmaceutical industries is intense and continues to increase, particularly in the area of antiviral drugs. Many companies are pursuing the development of novel drugs that target the same diseases we are targeting. There are a significant number of drugs that are approved or currently under development that will become available in the future for the treatment of HBV, HCV and HIV and other viral infections. If any of the product candidates that our competitors are developing are successful, we will have difficulty gaining market share.

We face a broad range of current and potential competitors, from established global pharmaceutical companies with significant resources to development-stage companies. Listed below are some of the pharmaceutical and biotechnology companies developing compounds targeting HBV, HCV and HIV and other viral infections.

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HBV: Competitors with late-stage development programs for the treatment of HBV include Gilead Sciences, whose lead drug candidate has advanced into Phase 3 clinical trials. Our HBV product candidate may compete directly or be used in combination with the current standard of care, with the drug candidates that are currently in development and with those that may be developed in the future.

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HCV: Roche, Schering-Plough, and several generic manufacturers market ribavirin, which is a component of the current standard of care for HCV. Roche and other companies, such as Valeant Pharmaceuticals International and Idenix, are also developing new drugs for the treatment of HCV.

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HIV: Pharmaceutical companies such as Pfizer Inc. and Merck & Co., Inc., and biotechnology companies such as Gilead Sciences, Inc. and Human Genome Sciences, Inc. are developing compounds targeting HIV. We also believe that a significant number of drugs are currently under development and will become available in the future for the treatment of HIV. In addition, we are aware that Merck and other companies are pursuing the development of a prophylactic vaccine, which would prevent infections. If a prophylactic vaccine is successful, it could reduce the size of the market for our products.

In addition, we face competition from academic and research institutions and government agencies for the discovery, development and commercialization of novel therapeutics to treat HIV, HBV and HCV. Some early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large pharmaceutical and biotechnology companies.

Many of our competitors have:

•	significantly greater financial, technical and human resources than we have and may be better equipped to develop, manufacture and market products;

•	more extensive experience in preclinical studies and clinical trials, obtaining regulatory approvals and manufacturing and marketing products; and

•	products that have already been approved or are in the late stage of development and operate large, well-funded research and development programs.

Our competitors may succeed in developing or commercializing more effective, safer or more affordable products, which would render our product candidates less competitive or noncompetitive. Our competitors may discover technologies and techniques, or enter into partnerships with collaborators, in order to develop competing products that are more effective or less costly than the products we develop. This may render our technology or products obsolete and noncompetitive. These competitors also compete with us to recruit and retain qualified scientific and management personnel, establish clinical trials sites and patient registration for clinical trials, as well as to acquire technologies and technology licenses complementary to our programs or advantageous to our business. Moreover, competitors that are able to achieve patent protection, obtain regulatory approvals and commence commercial sales of their products before we do, and competitors who have already done so, will enjoy a significant competitive advantage. If we are not able to compete effectively against our current and future competitors, our business will not grow and our financial condition and operations will suffer.

If we successfully develop and obtain approval for our product candidates, we will face competition for market share based on the safety and efficacy of our products, the timing and scope of regulatory approvals, the availability of supply, marketing and sales capability, reimbursement coverage, price, patent position and other factors.

If third-party payors do not adequately reimburse patients for any of our product candidates, if approved for marketing, we may not be successful in selling them.

Our ability to commercialize any products successfully will depend in part on the extent to which reimbursement will be available from governmental and other third-party payors, both in the United States and in foreign markets. Even if we succeed in bringing one or more products to the market, the amount reimbursed for our products may be insufficient to allow our products to compete effectively with products that are reimbursed at a higher level. If the price we are able to charge for any products we develop is inadequate in light of our development costs, our profitability could be adversely affected.

Reimbursement by governmental and other third-party payors may depend upon a number of factors, including the governmental and other third-party payor’s determination that the use of a product is:

•	a covered benefit under its health plan or part of their formulary;

•	safe, effective and medically necessary;

•	appropriate for the specific patient;

•	cost-effective; and

•	neither experimental nor investigational.

Obtaining reimbursement approval for a product from each third-party and government payor is a time-consuming and costly process that could require us to provide supporting scientific, clinical and cost-effectiveness data for the use of our products to each payor. We may not be able to provide data sufficient to obtain reimbursement.

Eligibility for coverage does not imply that any drug product will be reimbursed in all cases or at a rate that allows us to make a profit. Interim payments for new products, if applicable, may also not be sufficient to cover our costs and may not become permanent. Reimbursement rates may vary according to the use of the drug and the clinical setting in which it is used, may be based on payments allowed for lower-cost drugs that are already reimbursed, may be incorporated into existing payments for other products or services, and may reflect budgetary constraints and/or Medicare or Medicaid data used to calculate these rates. Net prices for products also may be reduced by mandatory discounts or rebates required by government health care programs or by any future relaxation of laws that restrict imports of certain medical products from countries where they may be sold at lower prices than in the United States.

The health care industry is experiencing a trend toward containing or reducing costs through various means, including lowering reimbursement rates, limiting therapeutic class coverage and negotiating reduced payment schedules with service providers for drug products. The Medicare Prescription Drug, Improvement and Modernization Act of 2003, or the MMA, created a broader prescription drug benefit for Medicare beneficiaries. The MMA also contains provisions intended to reduce or eliminate delays in the introduction of generic drug competition at the end of patent or nonpatent market exclusivity. The impact of the MMA on drug prices and new drug utilization over the next several years is unknown. The MMA also made adjustments to the physician fee schedule and the measure by which prescription drugs are presently paid. The effects of these changes are unknown but may include decreased utilization of new medicines in physician prescribing patterns, and further pressure on drug company sponsors to provide discount programs and reimbursement support programs. There have been, and we expect that there will continue to be, federal and state proposals to constrain expenditures for medical products and services, which may affect reimbursement levels for our future products. In addition, the Centers for Medicare and Medicaid Services frequently change product descriptors, coverage policies, product and service codes, payment methodologies and reimbursement values. Third-party payors often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates and may have sufficient market power to demand significant price reductions. Future legislation may also limit the prices that can be charged for drugs we develop.

Foreign governments tend to impose strict price controls, which may adversely affect our future profitability.

In most foreign countries, particularly in the European Union, prescription drug pricing and/or reimbursement is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidate to other available therapies. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our profitability will be negatively affected.

Even if we achieve market acceptance for our products, we may experience downward pricing pressure on the price of our drugs because of generic competition and social pressure to lower the cost of drugs to treat HIV, HBV and HCV.

Several of the FDA-approved individual and combination products face patent expiration in the next several years. The following table lists expected patent expiration dates of FDA-approved individual and combination products the patents for which are expected to expire in the next several years and that we expect may compete with our product candidates, according the FDA’s compilation of patents covering approved drug products in a collection entitled “Approved Drug Products with Therapeutic Equivalence Evaluations” (known universally as the “Orange Book”).

Drug Brand Name	Patent Expiry Date or Range of Patent Expiry Dates*
Epivir-HBV	November 17, 2009 to May 18, 2016
Hepsera	April 21, 2006 to July 23, 2018
Baraclude	October 18, 2010
Epivir	November 17, 2009 to May 18, 2016
Emtriva	May 11, 2010 to March 9, 2021
Zerit	June 24, 2008
Videx	August 29, 2006 to July 22, 2011
Ziagen	December 18, 2011 to May 14, 2018
Hivid	November 7, 2006 to July 2, 2008
Combivir	September 17, 2005 to May 18, 2016
Truvada	May 11, 2010 to March 9, 2021
Atripla	May 11, 2010 to March 9, 2021
Epzicom	December 18, 2011 to May 14, 2018
Trizivir	September 17, 2005 to May 14, 2018
Tyzeka	August 10, 2019

*	These dates do not take into account any patent term adjustments that may accrue due to procedural delays by the United States Patent and Trademark Office or patent term extensions that may accrue due to regulatory delays nor any exclusivity periods granted by the FDA.

As a result, generic versions of these drugs may become available. We expect to face competition from these generic drugs, including price-based competition.

Pressure from AIDS awareness and other social activist groups to reduce HIV drug prices may also put downward pressure on the prices of HIV drugs, including Racivir and DFC if they are commercialized. Similar trends of generic competition or social pressure may occur for HBV or HCV, which would result in downward pressure on the price for clevudine or R7128, if they are commercialized.

We face a risk of product liability claims and if we are not able to obtain adequate liability insurance, a product liability claim could result in substantial liabilities.

Our business exposes us to the risk of significant potential product liability claims that are inherent in the manufacturing, testing and marketing of human therapeutic products, and we will face an even greater risk if our collaborators or we sell any products commercially. Regardless of their merit or eventual outcome, product liability claims may result in:

•	delay or failure to complete our clinical trials;

•	withdrawal of clinical trial participants and difficulty in recruiting participants;

•	inability to commercialize our product candidates;

•	decreased demand for our product candidates;

•	injury to our reputation;

•	inability to establish new collaborations;

•	litigation costs;

•	substantial monetary awards against us; and

•	diversion of management or other resources from key aspects of our operations.

Product liability claims could result in an FDA investigation of the safety or efficacy of our products, our manufacturing processes and facilities or our marketing programs. An FDA investigation could also potentially lead to a recall of our products or more serious enforcement actions, limitations on the indications for which they may be used, or suspension or withdrawal of approval.

We currently have product liability insurance that covers our clinical trials up to a $5.0 million annual aggregate limit, subject to deductibles and coverage limitations. We intend to increase our insurance coverage for future clinical trials and to include the sale of commercial products if marketing approval is obtained. Because insurance coverage is becoming increasingly expensive, we may not be able to obtain or maintain adequate protection against potential product liabilities at a reasonable cost or at all, and the insurance coverage that we obtain may not be adequate to cover potential claims or losses.

We may incur significant costs to comply with laws regulating the protection of health and human safety and the environment, and failure to comply with these laws and regulations could expose us to significant liabilities.

Our research and development activities involve the controlled use of numerous hazardous materials, chemicals and radioactive materials and produce waste products. We are subject to federal, state and local laws and regulations, and may be subject to foreign laws and regulations, governing the use, manufacture, storage, handling and disposal of hazardous materials and waste products, including certain regulations promulgated by the U.S. Environmental Protection Agency, or EPA. The EPA regulations to which we are subject require that we register with the EPA as a generator of hazardous waste. The risk of accidental contamination or injury from the handling, transporting and disposing of hazardous materials and waste products cannot be entirely eliminated. If an accident occurs, we could be held liable for resulting damages, which could be substantial. We are also subject to numerous environmental, health and workplace safety laws and regulations, including those governing laboratory procedures, exposures to blood-borne pathogens and the handling, transporting and disposing of biohazardous or radioactive materials. Although we maintain workers’ compensation insurance to cover us for the costs and expenses we may incur if our employees are injured as a result of using these materials, this insurance may not provide adequate coverage against potential liabilities. We do not maintain, nor do we plan to obtain, additional insurance coverage relating to damage claims arising from our use of hazardous materials. Further, we may be required to indemnify our collaborators or licensees against damages and other liabilities arising out of our development activities or products. Compliance with the applicable environmental and workplace laws and regulations is expensive. Future changes to environmental, health, workplace and safety laws could cause us to incur additional expenses or may restrict our operations or impair our research, development and production efforts.

Risks Related to This Offering

There may not be an active, liquid trading market for our common stock.

Prior to this offering, there has been no public market for our common stock. Following this offering, an active, liquid trading market for our common stock may not develop or be maintained. As a result, you may not be able to sell all or a significant portion of your holdings quickly. The initial public offering price of our common stock was determined by negotiation between us and representatives of the underwriters based upon a number of factors, including the history of, and the prospects for, our company and our industry, and may not be indicative of prices that will prevail following the completion of this offering. The market price of our common stock may decline below the initial public offering price, and you may not be able to resell your shares of our common stock at or above the initial public offering price.

A significant portion of our total outstanding shares are restricted from immediate resale, but may be sold into the market in the near future. If there are substantial sales of our common stock by our existing stockholders, our stock price could decline.

Sales of substantial amounts of our common stock in the public market or otherwise after the offering, or the perception that such sales could occur, could adversely affect the price of our common stock. Holders of approximately 14,010,333 shares of our common stock have entered into lock-up agreements, described in “Underwriting,” that prevent the sale of such shares for up to 180 days after the date of this prospectus, subject to extension under certain circumstances. After expiration of the lock-ups, these shares will be tradeable subject to the restrictions in Rule 144 of the Securities Act of 1933, as amended. After this offering, the holders of approximately 13,490,969 shares of our common stock will have rights, subject to some conditions, to require us to file registration statements to permit the resale of their shares in the public market or to include their shares in registration statements that we may file or that we may file for other stockholders. We also intend to register all common stock that we may issue under our employee benefit plans immediately after this offering. As of December 31, 2006, 3,075,843 shares of our common stock were reserved and available for future issuance under our 1998 Stock Plan. Once we register these shares, they can be freely sold in the public market upon issuance, subject to restrictions under the securities laws and the lock-up agreements described above. If any of these stockholders causes a large number of securities to be sold in the public market, or if there is an expectation that such sales may occur, the sales could cause the trading price of our common stock to decline.

In addition, our amended and restated certificate of incorporation permits the issuance of up to approximately 79,478,825 million additional shares of common stock after this offering. Thus, we will have the ability to issue substantial amounts of common stock in the future, which would dilute the percentage ownership held by investors who purchase shares of our common stock in this offering.

Our stock price will likely be volatile, which may cause your investment in our common stock to decline in value.

The stock markets in general, and the market for biotechnology stocks in particular, have experienced extreme volatility that has often been unrelated or disproportionate to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price for our common stock.

Price fluctuations could be in response to various factors, including:

•	adverse results or delays in our clinical trials or the clinical trials of our collaborators;

•	announcements of FDA non-approval of our products, or delays in the FDA or other foreign regulatory agency review process;

•	adverse actions taken by regulatory agencies with respect to our product candidates, clinical trials, manufacturing processes or sales and marketing activities;

•	introductions or announcements of new products or technological innovations or pricing by our competitors;

•	the loss of a significant collaborator;

•	disputes or other developments relating to proprietary rights, including patents, litigation matters and our ability to patent our product candidates and technologies;

•

changes in estimates of our financial performance by securities analysts or failure to meet or exceed securities analysts’ or investors’ expectations of our annual or quarterly financial results, clinical results or our achievement of any milestones or changes in securities analysts’ recommendations regarding the common stock, other comparable companies or our industry generally;

•	fluctuations in stock market prices and trading volumes of similar companies or of the markets generally;

•	changes in accounting principles;

•	sales of large blocks of our common stock, or the expectation that such sales may occur, including sales by our executive officers, directors and significant stockholders;

•	issuance of new shares of common stock in future offerings, or upon the exercise of existing warrants;

•	issuance of convertible debt;

•	discussion of our business, products, financial performance, prospects or our stock price by the financial and scientific press and online investor communities, such as chat rooms;

•	regulatory developments in the United States and abroad;

•	third-party healthcare reimbursement policies;

•	conditions or trends in the pharmaceutical and biotechnology industries;

•	departures of key personnel;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, clinical trial results, joint ventures or capital commitments; and

•	actual or anticipated variations in our annual or quarterly operating results.

As a result of these and other factors, you may not be able to resell your shares of common stock at or above the initial public offering price. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted. We may be the target of similar litigation in the future. A securities class action suit against us could result in potential liabilities, substantial costs and the diversion of our management’s attention and resources, regardless of the outcome.

You will experience immediate and substantial dilution as a result of this offering and may experience additional dilution in the future.

If you purchase common stock in this offering, you may pay more for your shares than the amounts paid by existing stockholders for their shares. As a result, you will incur immediate and substantial dilution of $6.65 per share, representing the difference between our pro forma net tangible book value per share after giving effect to this offering and an assumed initial public offering price of $10.00, the mid-point of the price range on the cover page of this prospectus. Investors purchasing shares of our common stock in this offering will contribute approximately 44.6% of the total amount we have raised to fund the company, but will own only approximately 24.4% of the shares outstanding immediately following the completion of this offering. In the past, we issued certain options and warrants to acquire common stock at prices significantly below the assumed initial public offering price. As of December 31, 2006, we had 264,500 options outstanding with exercise prices ranging from $1.50 to $2.99 with a weighted average price of $1.68 and a weighted average remaining contractual life of 2.41 years; 2,061,651 options outstanding with exercise prices ranging from $3.00 to $4.49 with a weighted average price of $3.33 and a weighted average remaining contractual life of 8.47 years; 25,000 options outstanding with exercise prices ranging from $4.50 to $5.99 with a weighted average price of $4.95 and a weighted average remaining contractual life of 3.27 years; 279,040 options outstanding with exercise prices ranging from $6.00 to $7.49 with a weighted average price of $6.60 and a weighted average remaining contractual life of 5.26 years; and 32,667 options outstanding with exercise prices ranging from $7.50 to $8.18 with a weighted average price of $8.18 and a weighted average remaining contractual life of 4.65 years. As of December 31, 2006, we had outstanding Series D-1 warrants to purchase 1,254,960 shares of Series D-1 preferred stock at an exercise price of $0.10 per share, which expire August 4, 2009. Upon the completion of this offering, the right of the holders of the Series D-1 warrants to receive Series D-1 preferred stock, upon exercise of their warrants, will convert into the right to receive 836,640 shares of our common stock instead of Series D-1 preferred stock. None of our outstanding warrants are callable. To the extent the holders exercise those outstanding options and warrants, you will sustain further dilution. If we raise additional funding by issuing equity securities or convertible debt, or if we acquire other companies or technologies or finance strategic alliances by issuing equity, the newly issued or issuable shares will further dilute your percentage ownership and may also reduce the value of your investment.

Provisions of our amended and restated certificate of incorporation, bylaws and Delaware law could delay or discourage another company from acquiring us and may prevent attempts by our stockholders to replace or remove our current management.

Provisions of our amended and restated certificate of incorporation, bylaws and Delaware law may discourage, delay or prevent a merger or acquisition that stockholders may consider favorable, including transactions in which you might receive a premium for your shares. In addition, these provisions could make it more difficult for our stockholders to replace or remove our board of directors.

These provisions include:

•

the application of a Delaware law prohibiting us from entering into a business combination with the beneficial owner of 15% or more of our outstanding voting stock for a period of three years after such 15% or greater owner first reached that level of stock ownership, unless we meet specified criteria;

•	authorizing the issuance of preferred stock with rights that may be senior to those of the common stock without any further vote or action by the holders of our common stock;

•	providing for a classified board of directors with staggered terms;

•	requiring that our stockholders provide advance notice when nominating our directors or proposing matters that can be acted on by stockholders at stockholders’ meetings;

•	eliminating the ability of our stockholders to convene a stockholders’ meeting; and

•	prohibiting our stockholders to act by written consent.

Our management will have broad discretion in the use of net proceeds from this offering.

Our management will have broad discretion in the application of the net proceeds of this offering. We currently intend to use the net proceeds as described in “Use of Proceeds.” However, our plans may change and we could use the net proceeds in ways with which stockholders do not agree, or for corporate purposes that may not result in a significant or any return on your investment.

Our executive officers, directors and current principal stockholders own a large percentage of our voting common stock and could limit new stockholders’ influence on corporate decisions.

Immediately after this offering, our executive officers, directors, current holders of more than 5% of our outstanding common stock and their respective affiliates will beneficially own, in the aggregate, approximately 57.7% of our outstanding common stock. These stockholders, acting together, would be able to control all matters requiring approval by our stockholders, including mergers, sales of assets, the election of directors, the approval of mergers or other significant corporate transactions. The interests of these stockholders may not always coincide with our corporate interests or the interests of other stockholders, and they may act in a manner with which you may not agree or that may not be in the best interests of our other stockholders. Certain of our existing stockholders have indicated an interest in purchasing up to an aggregate of $5.5 million of our common stock in this offering at the public offering price. Because indications of interest are not binding agreements or commitments to purchase, these stockholders may not purchase any common stock in this offering. The above discussed ownership percentages do not reflect any potential purchases by any of our existing stockholders.

Because we have not previously paid cash dividends on our common stock and do not anticipate doing so in the foreseeable future you will benefit from an investment in our common stock only if it appreciates in value.

We have never declared or paid cash dividends on our capital stock. We currently intend to retain our future earnings, if any, to support the growth and development of our business and we do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, and other factors that our board of directors may deem relevant. As a result, you should not rely on any investment in our common stock to provide dividend income as part of your investment return. Any return on your investment in our common stock would result from an increase in the market price of your stock, which is uncertain and unpredictable.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. The forward-looking statements are principally contained in the sections entitled “Prospectus Summary,” “Risk Factors,” “Business,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” These statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. For this purpose, any statement that is not a statement of historical fact should be considered a forward-looking statement. We may, in some cases, use words such as “project,” “believe,” “anticipate,” “plan,” “expect,” “estimate,” “intend,” or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements. These forward-looking statements include statements about the following:

•	our product development efforts, in particular with respect to the clinical trial results and regulatory approval of clevudine, Racivir, R7128 and DFC;

•	the initiation, completion or success of preclinical studies and clinical trials;

•	clinical trial initiation and completion dates, anticipated regulatory filing dates and regulatory approval for our product candidates;

•	the commercialization of our product candidates by our collaborators;

•	our collaboration agreement with Roche, including potential milestone or royalty payments thereunder;

•	our intentions regarding the establishment of collaborations or the licensing of product candidates or intellectual property;

•	our intentions to expand our capabilities and hire additional employees;

•	anticipated operating losses, future revenues, research and development expenses, and the need for additional financing;

•	our use of proceeds from this offering; and

•	our financial performance.

Forward-looking statements reflect our current views with respect to future events and are subject to risks and uncertainties. We discuss many of the risks and uncertainties associated with our business in greater detail under the heading “Risk Factors.” Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements. All forward-looking statements represent our estimates and assumptions only as of the date of this prospectus.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations, and prospects may change. We may not update these forward-looking statements, even though our situation may change in the future, unless we have obligations under the federal securities laws to update and disclose material developments related to previously disclosed information. The forward-looking statements contained in this prospectus are excluded from the safe-harbor protection provided by the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act.

USE OF PROCEEDS

We estimate that the net proceeds from this offering will be $43.7 million, or $50.7 million if the underwriters exercise their over-allotment option in full, based on an assumed initial public offering price of $10.00 per share, the mid-point of the price range set forth on the cover of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

A $1.00 increase (decrease) in the assumed initial public offering price of $10.00 per share would increase (decrease) the net proceeds to us from this offering by approximately $4.65 million, or approximately $5.35 million if the underwriters’ over-allotment option is exercised in full, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds of this offering to advance our clinical development program for clevudine into Phase 3 clinical trials. We currently estimate that these clinical trials for clevudine will cost approximately $72.0 million, including the internal personnel costs associated with conducting these trials, to progress the clinical program to the filing of a New Drug Application with the FDA. Accordingly, we will need to raise additional capital through public or private equity offerings or debt financings to complete these clinical trials.

The amount and timing of our actual expenditures will depend on numerous factors, including the status of our research and development efforts, the timing and success of clinical trials, the timing of regulatory submissions, the amount and timing of any milestone payments under our collaboration agreements and the amount of proceeds actually raised in this offering.

Pending the uses described above, we intend to invest the net proceeds from this offering in short-term investments.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. We currently intend to retain our future earnings, if any, to support the growth and development of our business and we do not anticipate paying any cash dividends in the foreseeable future.

CAPITALIZATION

The following table describes our capitalization as of December 31, 2006, (i) on an actual basis; (ii) on a pro forma basis giving effect, upon the closing of this offering, to the automatic conversion of all outstanding shares of our preferred stock and redeemable common stock and the automatic cashless net exercise of Series D-1 warrants into shares of our common stock; and (iii) on a pro forma as adjusted basis to give effect to the sale of 5,000,000 shares of our common stock offered based on an assumed initial public offering price of $10.00 per share, the mid-point of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and offering expenses payable by us. You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes to those financial statements included elsewhere in this prospectus.

	As of December 31, 2006
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except share data)
Redeemable stock:
Series B redeemable convertible preferred stock; $0.001 par value per share; $626 liquidation value; 2,300,000 shares authorized, 367,999 shares issued, outstanding and convertible into 245,333 common shares, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	$625	$—	$—
Series C redeemable convertible preferred stock; $0.001 par value per share; $1,998 liquidation value; 1,357,798 shares authorized, 366,606 shares issued, outstanding and convertible into 250,121 common shares, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	1,996	—	—
Series D redeemable convertible preferred stock; $0.001 par value per share; $12,779 liquidation value; 7,843,380 shares authorized, 2,505,686 shares issued, outstanding and convertible into 1,670,457 common shares, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	13,225	—	—
Series R redeemable convertible preferred stock; $0.001 par value per share; $4,000 liquidation value; 400,000 shares authorized, issued, outstanding and convertible into 266,667 common shares, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	3,815	—	—
Redeemable common stock; $0.001 par value per share; 213,307 shares authorized, issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	1,392	—	—

Stockholders’ Equity:
Series A convertible preferred stock; $0.001 par value per share; $3,685 liquidation value; 3,200,000 shares authorized, 2,639,722 shares issued, outstanding and convertible into 1,759,814 common shares, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	3	—	—
Series D-1 warrants to purchase 1,254,960 shares of D-1 convertible preferred stock for $0.10 per share, convertible into 836,640 common shares; exercisable starting August 4, 2006	5,412	—	—
Preferred Stock; $0.001 par value per share; no shares authorized, issued and outstanding, actual and pro forma; 10,000,000 shares authorized, no shares issued and outstanding, pro forma as adjusted	—	—	—
Common stock; $0.001 par value per share; 30,000,000 shares authorized, 10,291,386 shares issued and outstanding, actual; 30,000,000 shares authorized, 15,521,175 shares issued and outstanding, pro forma; 100,000,000 shares authorized, 20,521,175 shares issued and outstanding, pro forma as adjusted	10	16	21
Additional paid-in capital	45,285	71,747	115,487
Accumulated other comprehensive income	4	4	4
Accumulated deficit	(46,706)	(46,706)	(46,706)

Total stockholders’ equity	$4,008	$25,061	$68,806

Total Capitalization	$25,061	$25,061	$68,806

The table above excludes an aggregate of 2,662,858 shares of common stock issuable pursuant to stock options outstanding as of December 31, 2006 at a weighted average exercise price per share of $3.59.

DILUTION

Purchasers of shares of our common stock in this offering will experience an immediate and substantial dilution in net tangible book value per share. Dilution is the amount by which the initial public offering price paid by purchasers of shares of our common stock exceeds the net tangible book value per share immediately following the completion of this offering. Net tangible book value represents our total tangible assets reduced by our total liabilities. Net tangible book value per share represents our net tangible book value divided by the number of shares of common stock outstanding.

As of December 31, 2006, our net tangible book value was $4.0 million and our net tangible book value per share was $0.39. As of December 31, 2006, after giving effect to the automatic conversion of all outstanding shares of preferred stock and redeemable common stock and the automatic cashless net exercise of Series D-1 warrants into 5,229,789 shares of our common stock upon completion of the offering, the pro forma net tangible book value would have been $25.1 million and the pro forma net tangible book value per share would have been $1.61. As of December 31, 2006, after giving effect to the sale of the shares of our common stock offered by this prospectus at an assumed initial public offering price of $10.00 per share, the mid-point of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and estimated offering expenses payable by us, the pro forma as adjusted net tangible book value per share of our common stock would have been $3.35 per share. Therefore, new investors in our common stock would have been diluted by approximately $6.65 per share. At the same time, our existing stockholders would have realized an increase in pro forma as adjusted net tangible book value of $1.74 per share after this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$10.00
Net tangible book value per share as of December 31, 2006	$0.39
Increase per share attributable to conversion of preferred stock and redeemable common stock	1.22

Pro forma net tangible book value per share before this offering	$1.61
Increase in pro forma net tangible book value per share attributable to this offering	1.74

Pro forma as adjusted net tangible book value per share		3.35

Dilution per share to new investors		$6.65

If the underwriters exercise their over-allotment option to purchase additional shares in this offering in full, the pro forma as adjusted net tangible book value after the offering would be $75.8 million and the pro forma as adjusted net tangible book value per share would be $3.56, representing a dilution in pro forma net tangible book value of $6.44 per share to new investors purchasing shares in this offering. At the same time, our existing stockholders would have realized an increase in pro forma as adjusted net tangible book value of $1.95 per share after this offering.

The following table summarizes, as of December 31, 2006, on a pro forma as adjusted basis as described above, the number of shares of common stock purchased in this offering, the total consideration paid and the average price per share paid by existing and new stockholders:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	%	Amount	%
Existing stockholders	15,521,175	75.6%	$62,000,000	55.4%	$3.99
New investors	5,000,000	24.4	50,000,000	44.6	$10.00

Total	20,521,175	100%	$112,000,000	100%

If the underwriters exercise their over-allotment option to purchase additional shares in this offering in full, our existing stockholders would own 73.0% and our new investors would own 27.0% of the total number of shares of our common stock outstanding after this offering.

Certain of our existing stockholders have indicated an interest in purchasing up to $5.5 million of our common stock in this offering at the public offering price. Because indications of interest are not binding agreements or commitments to purchase, these stockholders may not purchase any common stock in this offering. The foregoing discussion and tables do not reflect potential purchases by any of our existing stockholders.

The foregoing discussion and tables assume no exercise of any outstanding common stock options to purchase preferred stock. As of December 31, 2006, options to purchase a total of 2,662,858 shares of our common stock at a weighted average exercise price of $3.59 per share were outstanding. To the extent that any of these options is exercised, your investment will be further diluted. We may grant more options in the future.

In addition, we expect to raise additional capital through public or private equity offerings or debt financings, subject to market conditions, to complete our clinical trials for clevudine and may also choose to raise additional capital due to strategic considerations even if we believe we have sufficient funds for our future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table presents our selected consolidated financial information. In 2005, we changed our fiscal year end from December 31 to September 30 for financial reporting purposes. The change was effective for the nine-month period ended September 30, 2005. The following selected statement of operations data for the year ended December 31, 2004, the nine months ended September 30, 2005 and the year ended September 30, 2006 and the balance sheet data as of September 30, 2005 and 2006 have been derived from our audited financial statements included elsewhere in this prospectus. The summary statement of operations data for the three months ended December 31, 2005 and 2006, and the balance sheet data as of December 31, 2006, have been derived from our unaudited financial statements included elsewhere in this prospectus and have been prepared on the same basis as our financial statements. In the opinion of management, the unaudited selected financial data presented below reflect all adjustments necessary for a fair presentation of this data. The statement of operations data for the year ended December 31, 2003 and the balance sheet data as of December 31, 2004 have been derived from our audited financial statements that are not included in this prospectus. The statement of operations data for the twelve months ended December 31, 2002 and the balance sheet data as of December 31, 2002 and 2003 is derived from our unaudited financial data that are not included in this prospectus. The results from the nine-month period ended September 30, 2005 are not indicative of results that would have been achieved for the twelve-month period ended September 30, 2005.

The pro forma net loss per common share reflects the automatic conversion upon the closing of this offering of all outstanding shares of our preferred stock and redeemable common stock into shares of our common stock as of the beginning of each period presented. The pro forma as adjusted balance sheet data reflect the automatic conversion upon the closing of this offering of all outstanding shares of our preferred stock and redeemable common stock into shares of our common stock as well as the sale of 5,000,000 shares of our common stock in this offering at an assumed initial public offering price of $10.00 per share, the mid-point of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and offering expenses payable by us.

The selected financial data set forth below should be read together with our consolidated financial statements and the related notes to those financial statements, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” appearing elsewhere in this prospectus. The historical results are not necessarily indicative of results to be expected in any future period, and the results for the three months ended December 31, 2006 are not indicative of results expected for the full fiscal year.

	Year Ended December 31,			Nine Months Ended September 30,	Year Ended September 30,	Three Months Ended December 31,
	2002	2003	2004 Restated(1)	2005 Restated(1)	2006	2005 Restated(1)	2006
	(in thousands, except share and per share data)
Statement of Operations Data:
Revenues:
Contract revenues	—	$509	$2,208	$3,719	$5,425	$833	$8,117
Contract revenues, related parties	$3,393	—	—	—	—	—	—
Government grant revenues	299	538	545	—	—	—	—

Total revenues	3,692	1,047	2,753	3,719	5,425	833	8,117

Costs and expenses:
Research and development	5,751	4,809	5,317	10,468	10,498	2,244	2,562
General and administrative	1,321	1,761	2,898	8,096	7,911	1,960	2,055

Total costs and expenses	7,072	6,570	8,215	18,564	18,409	4,204	4,617

Operating (loss) profit	(3,380)	(5,522)	(5,462)	(14,845)	(12,984)	(3,371)	3,500
Investment income	333	182	495	1,136	1,659	280	407

(Loss) profit before income taxes	(3,047)	(5,341)	(4,967)	(13,709)	(11,325)	(3,091)	3,907
Provision for income taxes	84	337	17	—	—	—	—

Net (loss) profit	(3,131)	(5,677)	(4,984)	(13,709)	(11,325)	(3,091)	3,907
Preferred stock accretion	37	37	1,317	2,287	1,111	274	284

Net (loss) profit attributable to common shareholders	$(3,168)	$(5,714)	$(6,301)	$(15,996)	$(12,436)	$(3,365)	$3,623

	Year Ended December 31,			Nine Months Ended September 30,	Year Ended September 30,	Three Months Ended December 31,
	2002	2003	2004 Restated(1)	2005 Restated(1)	2006	2005 Restated(1)	2006
	(in thousands, except share and per share data)
Net (loss) profit per common share:
Basic	$(0.81)	$(1.40)	$(1.53)	$(2.42)	$(1.19)	$(0.33)	$0.35
Diluted	$(0.81)	$(1.40)	$(1.53)	$(2.42)	$(1.19)	$(0.33)	$0.33

Weighted average number of shares used in per common share calculations:
Basic	3,894,167	4,107,473	4,110,997	6,630,463	10,462,369	10,374,839	10,504,693
Diluted	3,894,167	4,107,473	4,110,997	6,630,463	10,462,369	10,374,839	11,009,257

Pro forma net (loss) profit per common share:
Basic					$(0.86)		$0.24
Diluted					$(0.86)		$0.23

Weighted average number of shares used in pro forma per common share calculations:
Basic					14,654,761		14,697,085
Diluted					14,654,761		16,019,055

	As of December 31,			As of September 30,	As of September 30,	As of December 31,
	2002	2003	2004 Restated(1)	2005 Restated(1)	2006	2006	Pro Forma As Adjusted
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$9,763	$1,823	$307	$33,442	$26,182	$29,312	$73,057
Short-term investments	—	7,975	54,932	12,007	1,250	1,252	1,252
Working capital	9,076	7,955	51,687	38,822	25,004	29,207	72,952
Total assets	11,682	12,363	57,417	47,441	32,998	36,927	80,672
Deferred revenue	—	5,769	12,136	12,044	9,168	8,976	8,976
Redeemable convertible preferred stock	11,233	11,270	50,178	18,530	19,641	19,661	—
Total stockholders’ equity (deficit)	$10,594	$5,473	$(7,431)	$11,668	$(220)	$4,008	$68,806

(1)	Management determined, subsequent to their issuance, that our financial statements for fiscal year 2004, the nine months ended September 30, 2005 and the three months ended December 31, 2005 should be restated to increase the carrying value of the Series D Preferred Stock as of December 31, 2004, September 30, 2005 and December 31, 2005 to include amounts representing dividends using the interest method. See Note 15 to the audited consolidated financial statements included elsewhere in this prospectus.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis should be read together with our consolidated financial statements and the related notes to those financial statements included elsewhere in this prospectus. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties, including those set forth under the heading “Risk Factors” and elsewhere in this prospectus. Our actual results and the timing of events discussed below could differ materially from those expressed in, or implied by, these forward-looking statements. See “Forward-Looking Statements.”

Management determined, subsequent to their issuance, that our financial statements for the fiscal years 2004 and 2005 and the three months ended December 31, 2005 should be restated to increase the carrying value of the Series D Preferred Stock as of December 31, 2004, September 30, 2005 and December 31, 2005 to include amounts representing dividends using the interest method. This restatement is further described in Note 15 to the consolidated financial statements included elsewhere in this prospectus. The accompanying management’s discussion and analysis of financial condition and results of operations gives effect to the restatement.

Overview

We are a clinical-stage pharmaceutical company committed to discovering, developing and commercializing novel drugs to treat viral infections. Our primary focus is on the development of oral therapeutics for the treatment of HBV, HCV and HIV. Our research and development efforts focus on a class of compounds known as nucleoside analogs, which act to inhibit the natural enzymes required for viral replication. We are currently focusing on three product candidates, two of which we are developing ourselves and one of which we are developing with a strategic partner: clevudine, for the treatment of HBV, expected to enter Phase 3 registration clinical trials in the second calendar quarter of 2007; R7128, for the treatment of HCV, in a Phase 1 clinical trial; and Racivir, for the treatment of HIV, in a Phase 2 clinical trial. Additionally, we are evaluating the efficacy and safety of DFC for the treatment of HIV following the completion of a Phase 2b clinical trial. We are also applying our expertise in nucleoside chemistry to the discovery and development of additional antiviral therapeutics.

Clevudine is an oral, once-daily pyrimidine nucleoside analog that we are developing for the treatment of HBV. We licensed clevudine from Bukwang, a Korean pharmaceutical company. Bukwang recently initiated the commercial launch of clevudine in the Korean market under the brand name Levovir now that clevudine has received final approval from Korean regulators. In two completed Korean Phase 3 clinical trials in 337 patients, Studies 301 and 302, clevudine demonstrated the ability to significantly reduce HBV viral load in patients. In March 2006, Bukwang completed Study 303, a Korean open-label study of clevudine in 55 HBV patients, including 15 patients in whom the e-antigen was not present and who have not been previously exposed to antiviral therapies, referred to as treatment-naïve patients. The results of Study 303 are consistent with the results of Studies 301 and 302. Additionally, in Study 303, 80% of e-antigen negative patients sustained a viral load that was undetectable by PCR 12 weeks after completing the 48-week course of therapy. We plan to initiate two Phase 3 clinical trials of clevudine in the United States and Europe in the second calendar quarter of 2007 to determine its safety and efficacy in patients given 30 mg per day over a 48-week treatment course when compared to adefovir, an approved HBV therapy.

In October 2006, Roche and we initiated a Phase 1 clinical trial with R7128 designed to assess the safety and pharmacokinetics of R7128 in healthy volunteers and HCV-infected patients, as well as provide antiviral potency data over 14 days in HCV-infected patients. We currently anticipate that the data from this study will be available in the third quarter of 2007, and we anticipate the initiation of a Phase 2 combination study of R7128 with Pegasys and Copegus in the first half of 2008. Further testing will be required to provide enough evidence regarding safety and efficacy to support an application with the FDA in the future. In November 2005, Roche and we initiated a clinical trial outside the United States in healthy human volunteers to assess the safety and pharmacokinetics of orally administered PSI-6130. In this study, single oral doses of PSI-6130 were generally well-tolerated with no serious adverse events in doses up to 3,000 mg and achieved bioavailability and pharmacokinetic properties that are likely to be associated with antiviral activity in people infected with HCV. We believe that R7128 may be able to achieve similar results at a lower dose.

Racivir is an oral, once-daily cytidine nucleoside analog that we are developing as an HIV therapy for use in combination with other approved HIV drugs. In a recently completed Phase 2 clinical trial, for those patients carrying the M184V mutation and less than three thymidine analog mutations, replacing lamivudine with Racivir in their existing therapies caused a mean decrease in viral load of 0.7 log (80% reduction) in the second week of treatment, with 28% of these patients achieving an undetectable level of virus (less than 400 copies per milliliter) and 64% of these patients achieving at least a 0.5 log decrease (68% reduction) in viral load.

DFC is an oral, once-daily cytidine nucleoside analog that we are evaluating for the treatment of HIV. In clinical and preclinical studies, DFC was active against most viruses containing drug-resistant mutations arising from the use of Viread, Epivir, Emtriva, Retrovir and others. We had been developing DFC in collaboration with Incyte Corporation until April 3, 2006, when Incyte announced its decision to discontinue its development of DFC after observing an increased incidence of grade 4 hyperlipasemia in the rollover portion of a Phase 2b clinical trial. Hyperlipasemia can be a marker of pancreatic inflammation. Incyte has terminated our license agreement and returned its rights related to DFC to us. As a result of this termination, we will no longer be eligible to receive milestone payments or royalties from Incyte with respect to DFC, and we will be solely responsible for any additional expenses that we may incur in connection with the development of DFC. We are analyzing the preclinical and clinical data on DFC generated by Incyte. Based on our preliminary review of the data provided to us, we believe further analysis of the merits of continuing to develop DFC is warranted.

Results of prior clinical trials do not provide enough evidence to support an NDA filing with the FDA and additional trials will be needed. Results of our ongoing trials and any future trials we may conduct may not corroborate earlier results.

We have incurred substantial operating losses since our inception because we have devoted substantially all of our resources to our research and development activities and have not generated any revenue from the sale of approved drugs. As of December 31, 2006, we had an accumulated deficit of $46.7 million. We expect our operating losses to increase for at least the next several years as we continue to pursue the clinical development of clevudine, Racivir and our other product candidates, and as we expand our discovery and development pipeline. We expect our compensation expense to increase in the future as we implement our planned increase in the number of our employees. During July 2005, we moved our corporate headquarters, laboratory operations and employees from Atlanta, Georgia to Princeton, New Jersey. Our overall occupancy expenses increased due to a 64% increase in occupancy costs per square foot and an 87% increase in square feet occupied at the Princeton facility compared to the Atlanta facility. We spent a total of approximately $1.8 million in leasehold improvements and $404,000 on laboratory equipment to complete the build-out of our new facility.

We have funded our operations primarily through the sale of equity securities, payments received under collaboration agreements, government grants and interest earned on investments. We expect to continue to fund our operations over the next several years through the net proceeds of this offering, our existing cash resources, potential future milestone payments that we expect to receive from Roche if certain conditions are satisfied, interest earned on our investments and additional capital to be raised through public or private equity offerings or debt financings. We will require significant additional financing in the future to fund our operations. Additional financing may not be available on acceptable terms, if at all. As of December 31, 2006, we had approximately $29.3 million of cash and cash equivalents and approximately $1.3 million of short-term investments.

In 2005, we changed our fiscal year end from December 31 to September 30 for financial reporting purposes. The change was effective for the nine-month period ended September 30, 2005. For tax reporting purposes in 2005, we retained a twelve-month year ending December 31, 2005.

Corporate History

We were initially incorporated as Pharmasset, Ltd. on May 29, 1998 under the laws of Barbados. We became domesticated as a corporation under the laws of the State of Delaware on June 8, 2004 as Pharmasset, Inc., and the existence of Pharmasset, Ltd. in Barbados was discontinued on June 21, 2004. Pharmasset, Inc., then-existing as a Georgia corporation and our only subsidiary, was merged with and into us on July 23, 2004. We currently have no subsidiaries.

Revenue

All of our product candidates are currently in development, and, therefore, we do not expect to generate any direct revenue from drug product sales for at least the next several years, if at all. Our revenues to date have been generated primarily from milestone payments under our collaboration agreements, license fees, research funding and grants. We have entered into two collaboration agreements, one with Incyte for the development of DFC and one with Roche for the development of PSI-6130, its pro-drugs and related compounds. When we entered into our collaboration agreement with Incyte in September 2003, Incyte paid us an up-front payment of $6.3 million as a license fee and partial reimbursement for past development and patent costs. When we entered into our collaboration agreement with Roche in October 2004, Roche subsequently paid us an up-front payment of $8.0 million. In August 2005, we received $1.5 million in payments from Incyte for achieving a contractually defined milestone. Pursuant to the terms of our collaboration agreement with Roche, we received $2.1 million in payments during the nine months ended September 30, 2005, $2.5 million during the year ended September 30, 2006 and $7.5 million during the three months ended December 31, 2006. As of December 31, 2006, we had received an aggregate of $28.8 million in payments under these two collaboration agreements, including research funding and related fees as well as up-front and milestone payments. On April 3, 2006, Incyte announced its decision to discontinue its development of DFC. Incyte has subsequently terminated its agreement with us.

Under the current terms of the Roche collaboration agreement if we succeed in obtaining all of the regulatory approvals specified in the agreement for PSI-6130 or a pro-drug of PSI-6130, including R7128, the maximum development and commercialization milestone and research funding payments payable to us are $135.0 million and $375,000, respectively. We expect to receive from Roche $5.0 million of the above described milestone payments in the quarter ending March 31, 2007 due to the initiation, in February 2007, of the multiple ascending dose portion of our ongoing Phase 1 clinical trial of R7128. Under the terms of our agreement with Roche, we are also entitled to receive a $7.5 million milestone payment if and when this Phase 1 clinical trial is successfully completed or upon initiation of the first Phase 2 clinical trial. Receipt of any additional milestone payments depends on many factors, some of which are beyond our control. We cannot assure you that we will receive any of these future payments. Additional milestone funding may be payable to us if molecules in addition to PSI-6130 or its pro-drugs are developed under the Roche agreement.

We expect our revenues for the next several years to be derived primarily from payments under our current collaboration agreement with Roche and any additional collaborations that we may enter into in the future. In addition to the payments described above, we may receive future royalties on product sales, if any, under our collaboration agreement with Roche.

Research and Development Expenses

Our research and development expenses consist primarily of salaries and related personnel expenses, fees paid to external service providers, up-front payments under our license agreements, patent-related legal fees, costs of preclinical studies and clinical trials, drug and laboratory supplies and costs for facilities and equipment. We charge all research and development expenses to operations as they are incurred. Our research and development activities are primarily focused on the development of clevudine, Racivir, R7128 and DFC. In the second quarter of 2005, we in-licensed from Bukwang the rights to develop and commercialize clevudine in North America and certain other territories. We are responsible for all additional costs incurred in the future in the clinical development of clevudine, except for those preclinical or clinical studies that Bukwang previously initiated or that Bukwang and/or Eisai Pharmaceuticals (to whom Bukwang licensed commercial rights to clevudine in certain Asian territories) conduct independently in the future for the registration of clevudine in their respective territories. We are responsible for all costs incurred in the clinical development of Racivir, as well as the research costs associated with our other internal research programs. Incyte had been funding the clinical development and commercialization of DFC, but upon its return to us by Incyte, we will be responsible for any additional expenses. Under our collaboration with Roche, Roche will fund the clinical development and commercialization of PSI-6130 and its pro-drugs, including R7128. Under this collaboration, Roche will reimburse us for all of the currently expected external expenses (up to $4.5 million) associated with, and we will be responsible for, certain preclinical work, the IND filing, and the initial clinical trial. Roche will fund all of the expenses of, and be responsible for, other preclinical studies and future clinical development. We will continue to develop and retain worldwide rights to ongoing and future HCV programs unrelated to the PSI-6130 series of nucleoside polymerase inhibitors licensed to Roche.

We use our internal research and development resources, including our employees and discovery infrastructure, across various projects and our related internal expenses are not attributable to a specific project, but are directed to broadly applicable research activities. Accordingly, we do not account for our internal research and development expenses on a project basis. These expenses are included in the “unattributed expenses” category in the table below. We use external service providers to manufacture our product candidates for clinical trials and for the substantial majority of our preclinical and clinical development work. We have tracked some of these external research and development expenses on a project basis. To the extent that expenses associated with external service providers are not attributable to a specific project, they are included in the “unattributed expenses” category in the table below.

The following table summarizes our research and development expenses for our current development programs for the year ended December 31, 2004, the nine months ended September 30, 2005, the year ended September 30, 2006 and the three months ended December 31, 2006.

	Year Ended December 31, 2004	Nine Months Ended September 30, 2005	Year Ended September 30, 2006	Three Months Ended December 31, 2006

	(dollars in thousands)
Expenses attributed to projects:
Clevudine	$—	$6,140	$2,255	$137
Racivir	940	1,022	950	331

Total attributed expenses	940	7,162	3,205	468
Unattributed expenses	4,377	3,306	7,293	2,093

Total research and development expenses	$5,317	$10,468	$10,498	$2,561

We are currently focused on advancing the clinical development of clevudine and Racivir. We anticipate that we will make determinations as to which programs to pursue and how much funding to direct to each program on an ongoing basis. These determinations will be made in response to the scientific and clinical success of each product candidate, as well as an ongoing assessment as to the product candidate’s commercial potential. In 2007, we expect to initiate and fund a Phase 3 clinical program for clevudine. We currently estimate it will cost approximately $72.0 million, including the internal personnel costs associated with conducting these trials, to progress the clinical program to the filing of a New Drug Application with the FDA. Additionally, in connection with the initiation of this Phase 3 clinical program, we anticipate triggering an obligation to make a milestone payment of $1.0 million to Bukwang. We do not believe, however, that it is possible at this time to accurately project total program-specific expenses through commercialization for clevudine or any of our other product candidates. There are numerous factors associated with the successful commercialization of any of our drug candidates, including future trial design and various regulatory requirements, many of which cannot be determined with accuracy at this time based on our stage of development. Product candidates that may appear promising at early stages of development may not reach the market for a number of reasons. Product candidates may be found ineffective or cause harmful side effects during clinical trials, may take longer to progress through clinical trials than anticipated, may fail to receive necessary regulatory approvals and may prove impracticable to manufacture in commercial quantities at reasonable cost and with acceptable quality. The lengthy process of seeking FDA approvals requires the expenditure of substantial resources. Any failure by us to obtain, or any delay in obtaining regulatory approvals could materially adversely affect our product development efforts. Because of these risks and uncertainties, we cannot predict when or whether we will successfully complete the development of our product candidates or the ultimate product development cost or whether we will obtain any approval required by the FDA on a timely basis, if at all.

As we obtain results from clinical trials, we may elect to discontinue or delay preliminary studies or clinical trials for a product candidate or development program in order to focus our resources on more promising product candidates or programs. We expect our research and development expenses to increase substantially as we continue the clinical development of clevudine and Racivir and as we continue our research and development activities. The maximum aggregate milestone payments related to clevudine that we will have to pay to Bukwang if we succeed in obtaining all of the regulatory approvals and reach all marketing milestones specified in our agreement with Bukwang are $24.0 million. Additionally, we may pay up to an aggregate of $3.9 million in future milestone payments related to development and regulatory events under our license agreement with RFS Pharma LLC.

General and Administrative Expenses

General and administrative expenses consist primarily of compensation for employees in executive and operational functions, including accounting, finance, legal, business development, investor relations, information technology and human resources. Other significant general and administration costs include facilities costs and professional fees for outside accounting and legal services, travel, insurance premiums and depreciation. During the third quarter of 2005, we moved our corporate headquarters, laboratory operations and employees from Georgia to New Jersey. As of September 30, 2006, the relocation has been completed and we incurred $0.8 million in relocation related expenses, $1.4 million in lease termination expenses and $1.8 million in leasehold improvements at the new location. We expect general and administrative costs to increase significantly in connection with our planned growth. After completion of the offering, we anticipate increases in expenses associated with being a public company, including expenses relating to directors’ and officers’ insurance, legal and accounting services, investor relations and other internal resource requirements arising from additional compliance and reporting obligations imposed by the federal securities laws and the Sarbanes-Oxley Act of 2002, including Section 404, which requires management’s assessment of internal controls, and the Nasdaq Global Market.

Results of Operations

Three Months Ended December 31, 2006 and 2005

Revenues. Revenues were $8.1 million in the three-month period ended December 31, 2006, and $832,751 in the three-month period ended December 31, 2005. The increase in revenues in the three-month period ended December 31, 2006 as compared to the same period in 2005 was primarily due to a one-time milestone payment of $7.5 million received pursuant to the Roche collaboration.

The following is a reconciliation between cash payments received under contract revenue agreements and contract revenue reported:

	Three Months Ended December 31,
	2005	2006
	(in thousands)
Cash received/receivable	$423	$7,925
Deferred	(375)	(375)
Amortization	785	567

Contract revenue	$833	$8,117

Research and Development Expenses. Research and development expenses were $2.6 million in the three-month period ended December 31, 2006, and $2.2 million in the three-month period ended December 31, 2005. The increase in research and development expenses in the three-month period ended December 31, 2006 as compared to the three-month period ended December 31, 2005 was primarily due to higher laboratory supplies and depreciation expense due to the start up of activities in our new research facilities in Princeton, New Jersey during 2006.

General and Administrative Expenses. General and administrative expenses were $2.1 million in the three months ended December 31, 2006, and $2.0 million in the three months ended December 31, 2005. The increase in general and administrative expenses in the three-month period ended December 31, 2006 as compared to the same period in 2005 was primarily due to the non-cash stock compensation expense resulting from the adoption, on October 1, 2006, of SFAS 123(R).

Investment Income. Investment income was $408,986 in the three months ended December 31, 2006, and $279,990 in the three months ended December 31, 2005. Higher average interest rates in the last three months of 2006 as compared to the last three months of 2005 offset lower average cash balances during the last three months of 2006.

Preferred Stock Accretion. Preferred stock accretion was $284,197 in the three months ended December 31, 2006, and $273,925 in the three months ended December 31, 2005. The increase was attributable to the increase in redemption value of the preferred stock as it approaches its redemption date. The company used the interest rate method to calculate accretion value.

Year Ended September 30, 2006, Nine Months Ended September 30, 2005 and Year Ended December 31, 2004

On August 10, 2005, we changed our fiscal year-end from December 31 to September 30 for financial reporting purposes. The change was effective for the nine-month period ended September 30, 2005. For tax reporting purposes in 2005, however, we retained a twelve-month year ended December 31, 2005. The discussion below compares the twelve months ended September 30, 2006 to the nine months ended September 30, 2005 and the twelve months ended December 31, 2004.

Revenues. Revenues were $5.4 million in 2006, $3.7 million in 2005 and $2.8 million in 2004. The increase in revenues in 2006 as compared to 2005 was due to the recognition of the entire remaining balance of deferred revenue related to the Incyte collaboration, triggered by the termination of that collaboration. The increase in revenues in 2005 as compared to 2004 was primarily due to nine months of amortization of the deferred revenue from the upfront payment under the Roche collaboration compared to three months of amortization in 2004 and a milestone payment of $1.5 million in 2005 compared to a milestone payment of $500,000 in 2004 that we earned in the Incyte collaboration. These increases were partially offset by a reduction of $545,395 in government grants and nine months of amortization of the deferred revenue from the upfront payment in the Incyte collaboration in 2005 compared to twelve months in 2004.

The following is a reconciliation between cash payments received under contract revenue agreements and contract revenue reported:

	Year Ended December 31,	Nine Months Ended September 30,	Year Ended September 30,
	2004	2005	2006
	(in thousands)
Cash received	$8,575	$3,627	$2,548
Deferred	(8,000)	(2,125)	(2,500)
Amortization	1,633	2,217	5,377

Contract revenue	$2,208	$3,719	$5,425

Research and Development Expenses. Research and development expenses were $10.5 million in 2006, $10.5 million in 2005 and $5.3 million in 2004. Research and development expenses in the twelve months of 2006 were approximately the same as in the nine months of 2005 due primarily to increases in research and development expenses in 2006 that approximately matched the amount of the $6.0 million up-front payment that we made to

Bukwang in 2005 for the in-license of clevudine. These increases included the approximately $1.2 million of overall research and development expense attributable to the additional three months of expenses in 2006 compared to 2005; the purchase of $1.5 million of clevudine to supply the planned Phase 3 clinical trial; $508,000 of increased development expense for clevudine; $922,000 related to the initiation of research activities in our new laboratory facilities in Princeton, including additional supplies, compensation for additional employees, and increased depreciation; $723,000 of increased patent expenses, and $1.2 million of discovery research outsourced to third parties. The increase in research and development expenses in 2005 as compared to 2004 was primarily attributable to the $6.0 million up-front payment that we made to Bukwang for the in-license of clevudine.

General and Administrative Expenses. General and administrative expenses were $7.9 million in 2006, $8.1 million in 2005 and $2.9 million in 2004. The decrease in general and administrative expenses in 2006 as compared to 2005 was primarily attributable to the existence of approximately $2.9 million of expense in 2005 related to abandoning our facility in Atlanta, Georgia, including the lease termination payment, the write-off of leasehold improvements and relocation expense. These expenses did not recur in 2006. This decrease was largely offset by increases in overall general and administrative expenses, including approximately $1.8 million attributable to the additional three months of expenses in 2006 compared to 2005; increased occupancy expenses of $533,000 and increased compensation of $417,000. The increase in general and administrative expenses in 2005 as compared to 2004 was primarily attributable to the non-recurring expenses of abandoning our facility in Atlanta, Georgia. These expenses include a $1.4 million lease termination payment; the write-off of $715,000 of leasehold improvements and the $760,000 expense of relocating employees; $262,000 of rent, insurance and tax expense of the new facility in Princeton in addition to the rent, insurance and tax expense that we continued to incur for the Atlanta facility. The increase in general and administrative expenses were also attributable to $912,000 of additional expenses of recruiting and compensating new employees, including the addition of senior development, administrative and financial management personnel as we prepared for late stage clinical trials of our product candidates and the initial public offering of our common stock. Our overall occupancy expenses increased due to a 64% increase in occupancy costs per square foot and an 87% increase in square feet occupied at the Princeton facility compared to the Atlanta facility.

Investment Income. Investment income was $1.7 million in 2006, $1.1 million in 2005 and $494,804 in 2004. The increase in investment income in 2006 as compared to 2005 was primarily attributable to higher average rates of return earned over an additional three months in 2006 compared to 2005, which more than offset the lower average cash balances during 2006 compared to 2005. The increase in investment income in 2005 relative to 2004 was primarily attributable to higher average cash and investment balances in 2005.

Income Taxes. Income tax expense consisted of current expense of $17,343 in the year ended December 31, 2004. The income tax expense for 2004 represents federal and state income taxes on the taxable income generated by our Georgia subsidiary prior to its merger into us.

We were originally organized in 1998 as a Barbados limited company, Pharmasset, Ltd., under Section 10 of the International Business Companies Act of Barbados. We were subject to United States withholding tax of 5% under the United States-Barbados tax treaty for United States sourced royalties paid to a Barbados company. Pharmasset, Ltd. owned a Georgia subsidiary that conducted research and development in the United States under a contract research and development agreement with Pharmasset Ltd. Prior to June 8, 2004, only the Georgia subsidiary was subject to U.S. income taxes, assuming that our other income and operations were not determined to be attributable to the United States. On June 8, 2004, Pharmasset, Ltd. was reincorporated into Delaware on a tax-free basis with a carryover of the tax basis of its assets. A portion of the losses incurred by Pharmasset, Ltd. prior to the reincorporation have been capitalized and are to be amortized to offset future taxable income, if any, in the United States and a portion of these losses can not be utilized in the United States. On July 23, 2004, the Georgia subsidiary was merged into us.

As of September 30, 2006, we had United States federal net operating loss carryforwards of approximately $18.9 million available to offset future taxable income, if any. As of September 30, 2006 we also had research and development tax credits of approximately $138,159 available to offset future tax liabilities. As of

September 30, 2006 we had total net deferred tax asset of $15.3 million, before consideration of a valuation allowance. We established a full valuation allowance on our net deferred tax asset as it is more likely than not that such tax benefits will not be realized. The loss carryovers and the research and development tax credits expire over a period of 2019 to 2026. The Barbados net operating losses effectively do not carry over as we do not anticipate conducting future business in the country.

To date, neither the Internal Revenue Service nor any state or local tax authority has conducted an audit of our past taxable years. We cannot assure you that the Internal Revenue Service or a state or local tax authority will not decide to conduct such an audit, or assert additional tax liabilities with respect to our income and operations for past taxable years.

Preferred Stock Accretion. Preferred stock accretion was approximately $1.1 million in 2006, $2.3 million in 2005, and $1.3 million in 2004. The decrease in 2006 was attributable to the conversion of preferred stock into common stock in June 2005. The increase in 2005 was attributable to the issuance of Series D Preferred Stock in August 2004.

Liquidity and Capital Resources

Since inception, we have funded our operations primarily through private placements of our equity securities, payments received under our collaboration agreements, and government grants. Since our inception, we have raised approximately $62.0 million in net proceeds from sales of our equity securities. At December 31, 2006, we held approximately $29.3 million in cash and cash equivalents and approximately $1.3 million of short-term investments. We have invested a substantial portion of our available cash funds in investment securities consisting of investment grade, marketable debt instruments of corporations, government agencies and financial institutions.

Net cash provided by (used in) operating activities was $3.3 million in the three months ended December 31, 2006, $(14.6) million in 2006, $(10.5) million in 2005 and $2.4 million in 2004. The increase in cash used in operations in 2006 as compared to 2005 was primarily due to the change of accrued expenses from a source of $2.6 million of cash in 2005 to a use of $1.7 million of cash in 2006, for a total swing of $4.3 million; and the reduction in cash payments received from collaborators of $1.1 million in 2006 compared to 2005. The increase in net cash used in operations in 2005 as compared to 2004 was primarily due to the $6.0 million up-front payment that we made to Bukwang for the in-license of clevudine in 2005 compared to the $8.0 million up-front payment we received in 2004 for the Roche collaboration.

Net cash (used in) provided by investing activities was $(171,440) in the three months ended December 31, 2006, $8.5 million in 2006, $42.7 million in 2005 and $(47.2) million in 2004. The decrease in cash provided by investing activities in 2006 as compared to 2005 was primarily due to the shift in our portfolio from investments to cash equivalents, so that our use of cash in operating activities in 2006 was partly funded by selling investments and partly by drawing down cash balances, whereas in 2005, operations were funded almost entirely by selling investments. In addition, net cash provided by investing activities was reduced in 2006 by $2.3 million invested in the purchase of property plant and equipment, compared to $816,000 in 2005. The increase in cash provided by investing activities in 2005 as compared to 2004 was primarily due to selling all $51.5 million of our auction rate securities and reinvesting $41.5 million of the proceeds in cash equivalents prior to September 30, 2005. In 2005, $816,000 of cash was also used in construction-in-process and equipment at our new facility in Princeton, New Jersey.

Net cash (used in) provided by financing activities was $(5,313) in the three months ended December 31, 2006, $(1.1) million in 2006, $1.0 million in 2005, and $43.3 million in 2004. Net cash used in financing activities in 2006 resulted from offering costs paid and in 2005, consisted of $691,461 from the exercise of stock options and $300,000 from the sale of stock to an employee. Net cash provided by financing activities in 2004 was primarily due to aggregate net proceeds of $39.1 million from the issuance of the Series D redeemable convertible preferred stock, $3.9 million from the issuance of the Series R redeemable convertible preferred stock, and $253,500 from the exercise of stock options.

Developing drugs, conducting clinical trials and commercializing products is expensive and we will need to raise substantial additional funds to achieve our strategic objectives. Although we believe our existing cash resources together with the net proceeds of this offering and anticipated payments under our existing collaboration agreements will be sufficient to fund our projected cash requirements for the next 18 months, we will require significant additional financing in the future to complete our clinical trials for clevudine and fund our other operations. Additional financing may not be available on acceptable terms, if at all. Our future capital requirements will depend on many factors, including:

•	the progress and costs of our preclinical studies, clinical trials and other research and development activities;

•	the scope, prioritization and number of our clinical trials and other research and development programs;

•	the amount of revenues we receive under our collaboration agreements;

•	the costs of the development and expansion of our operational infrastructure;

•	the costs and timing of obtaining regulatory approval;

•	the ability of our collaborators to achieve development milestones, marketing approval and other events or developments under our collaboration agreements;

•	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

•	the costs and timing of securing manufacturing arrangements for clinical or commercial production;

•	the costs of establishing sales and marketing capabilities or contracting with third parties to provide these capabilities for us;

•	the costs of acquiring or undertaking development and commercialization efforts for any future product candidates;

•	the magnitude of our general and administrative expenses; and

•	any costs that we may incur under current and future licensing arrangements relating to our product candidates.

Until we can generate significant continuing revenues, we expect to satisfy our future cash needs through payments received under our collaborations, debt or equity financings, or by out-licensing other product candidates. We cannot be certain that additional funding will be available to us on acceptable terms, or at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate one or more of our research or development programs or our commercialization efforts.

Obligations and Commitments

In May 2005, we entered into an operating lease for office and laboratory space in Princeton, New Jersey through May 2010.

Future minimum lease occupancy payments under operating leases as of September 30, 2006, consist of the following:

	Payments Due by Fiscal Year
	2007	2008	2009	2010 and thereafter	Total
Minimum lease occupancy payments	$797,409	797,409	797,409	312,962	$2,705,189

The above contractual obligations table does not include amounts for milestone payments related to development, regulatory or commercialization events payable to licensors or collaboration partners, as the payments are contingent on the achievement of these milestones, which we have not achieved. In connection with the initiation of Phase 3 registration clinical trials for clevudine, which we expect will occur in the second calendar quarter of 2007, we anticipate triggering an obligation to make a milestone payment of $1.0 million to Bukwang. DOT, which we licensed from RFS Pharma, is in the early stage of research and therefore it is not possible to predict when we would need to make a milestone payment. Additionally, the above contractual obligations table does not reflect our obligations pursuant to a lease for office space for three new employees, which we entered into in April 2007.

Under our collaboration and license agreement with Bukwang, we may pay up to an aggregate of $24.0 million in milestone payments related to development, regulatory and commercialization events. Under our license agreement with Emory University for Racivir, we agreed to pay Emory University up to an aggregate of $1.0 million in future marketing milestone payments. We also agreed to pay Emory University up to an aggregate of $1.0 million in future marketing milestone payments under our license agreement for DFC. Additionally, we may pay up to an aggregate of $4.5 million in milestone payments and certain cost reimbursements if we reach milestones related to development and regulatory events under our license agreement with RFS Pharma LLC.

Off-Balance Sheet Transactions

To date, we have not had any relationships with unconsolidated entities or financial partnerships, such as entities referred to as structured finance or special purpose entities, which are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses and related disclosures. We review our estimates on an ongoing basis. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Our actual results may differ substantially from these estimates under different assumptions or conditions. Our significant accounting policies are described in more detail in note 2 of the notes to consolidated financial statements included in this prospectus; however, we believe that the following accounting policies are critical to the judgments and estimates used in the preparation of our financial statements.

Revenue Recognition

We recognize revenues in accordance with Securities and Exchange Commission Staff Accounting Bulletin, or SAB, No. 104, Revenue Recognition. SAB No. 104 requires that four basic criteria must be met before revenue can be recognized: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; the fee is fixed or determinable; and collectibility is reasonably assured. Our revenues are primarily related to our collaboration agreements, and these agreements provide for various types of payments to us, including non-refundable upfront license fees, research and development payments, milestones, and royalties.

Non-refundable payments received upon contract signing are recorded as deferred revenue and recognized as revenue as the related activities are performed. The period over which these activities are to be performed is based upon management’s estimate of the development period. Changes in management’s estimate could change the period over which revenue is recognized. Payments for research funding are recognized as revenues as the related research activities are performed. We will recognize revenue from non-refundable milestone payments when earned, provided that (i) the milestone event is substantive and its achievability was not reasonably assured at the inception of the agreement and (ii) we do not have ongoing performance obligations. Any amounts received under the agreements in advance of performance are recorded as deferred revenue and recognized as revenue as the company completes its performance obligations. Where we have no continuing involvement under a collaborative arrangement, we record nonrefundable license fee revenue when we have the contractual right to receive the payment, in accordance with the terms of the license agreement, and record milestones upon appropriate notification to us of achievement of the milestones by the collaborative partner.

Accrued Expenses

We are required to estimate accrued expenses as part of our process of preparing financial statements. This process involves estimating the level of service performed on our behalf and the associated cost incurred in instances where we have not been invoiced or otherwise notified of actual costs. Examples of areas in which subjective judgments may be required include costs associated with services provided by contract organizations for preclinical development, clinical trials and manufacturing of clinical materials. We account for expenses associated with these external services by determining the total cost of a given study based on the terms of the related contract. We accrue for costs incurred as the services are being provided by monitoring the status of the trials and the invoices received from our external service providers. In the case of clinical trials, the estimated cost normally relates to the projected costs of treating the patients in our trials, which we recognize over the estimated term of the trial according to the number of patients enrolled in the trial on an ongoing basis, beginning with patient enrollment. As actual costs become known to us, we adjust our accruals. To date, the number of clinical trials and related research service agreements have been relatively limited and our estimates have not differed significantly from the actual costs incurred. We expect, however, as clinical trials for clevudine, Racivir and the PSI-6130 pro-drug advance, that our estimated accruals for clinical and research services will be more material to our operations in future periods.

Stock-based Compensation

We account for stock-based employee compensation arrangements in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123(R), “Share-Based Payment” (“SFAS 123R”). SFAS 123R requires companies to recognize stock compensation expense for awards of equity instruments to employees based on grant-date fair value of those awards (with limited exceptions). We adopted SFAS 123R using the modified prospective method, which results in recognition of compensation expense for all share-based awards granted or modified after October 1, 2006 as well as all unvested awards outstanding at the date of adoption. The cost is recognized as compensation expense over the life of the instruments, based upon the grant-date fair value of the equity or liability instruments issued. Prior to October 1, 2006, we accounted for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations and had adopted the pro forma disclosure option for stock-based employee compensation under SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”). Stock options granted to consultants are periodically valued as they vest in accordance with EITF 96-18, “Accounting for Equity Instruments That Are Issues to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services,” using a Black-Scholes option pricing model. The fair value of our employee options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for the first fiscal quarter of 2007 and the years 2006, 2005 and 2004, respectively: risk-free interest rate of 4.48%, 4.78%, 3.98%, and 3.59%; expected life of the option of 6.07 years, 5.8 years, 5.0 years and 4.9 years; expected volatility of 54.6%, 53.1%, 59.2% and 72.8%; and no dividend yield. We have granted stock options to employees at exercise and purchase prices deemed by the board of directors to be equal to the fair value of the common stock at the time of grant. Prior to January 1, 2006, the fair value of the common stock at the time of grant was determined by the board of directors at each stock option measurement date based on a variety of factors including our financial position and historical financial performance, the status of developments within the company, the composition and ability of the current research and development and management team, an evaluation and benchmark of our competitors, the current climate in the marketplace, the illiquid nature of the common stock, arm’s length sales of our capital stock (including redeemable convertible preferred stock), the effect of the rights and preferences of the preferred shareholders, and the prospects of a liquidity event, among others. In preparation for our planned initial public offering, or IPO, a retrospective analysis of the fair value of the common stock at option grant dates during 2005 using the methodology favored by the guidelines of the American Institute of Certified Public Accountants (AICPA) titled “Valuation of Privately-Held Company Equity Securities Issued as Compensation” was performed by management. The methodology developed at that time has subsequently been applied by management to the valuation of all employee stock options granted since 2005. We have not relied on an independent appraiser for stock option valuations because we used a methodology developed in accordance with AICPA guidelines and relied on the experience of management and members of our board of directors. Factors taken into consideration by this methodology include the judgment of management as to the probability of executing a successful initial public offering; the liquidation preferences of our preferred stock; the net balance of our cash, cash equivalents and short term investments; and the present value of our product candidates as estimated, when available, from the market value of publicly traded companies developing comparable product candidates, and when this was not available, by a discounted cash flow, or DCF, analysis based on cost and revenue estimates provided by third party clinical research organizations, marketing consultants and management and using discount rates provided by an independent appraiser.

The application of our methodology for determining the fair value of our common stock at each issuance date during the twelve months prior to December 31, 2006 is discussed below:

Between May 24, 2006 and July 10, 2006, we granted 447,400 options to employees and members of our board of directors. Our technology value as a private company was based on clevudine alone due to the early stage of development of R7128 and Racivir. A DCF analysis of clevudine was used due to the absence of a comparable program with an identifiable public market value. The value of our common stock to a private investor was then calculated by adding this private technology value to our net cash balance and subtracting the liquidation preference payments that would be made to the holders of our preferred stock out of the proceeds of a private sale of the company prior to any participation in the proceeds by holders of our common stock. This process resulted in an estimate of the value of our common stock as a private company of $3.87 per share, which our board of directors deemed to be the appropriate fair value at which to set the exercise price of the options issued at that time. The theoretical value of our common stock had it been publicly traded at that time was calculated by applying a premium, based on published academic research, to our private technology value, to account for the value of the liquidity of a publicly traded stock, and adding our net cash balance. No subtraction was made for liquidity preferences, since all the preferred stock will convert to common stock upon an IPO. This process resulted in an estimate of the theoretical public price of our common stock, based on clevudine alone, of $8.30 per share. The fair value of our common stock used for financial reporting purposes was a weighted average of the private and public values, with the weights equal to the probability of executing a successful IPO versus a private sale of the company, as estimated by management with the advice of investment bankers based on the recent experience of other biotechnology companies, market conditions and stockholder support for an IPO at that time. During this period, the probability of an IPO was considered to be 50%, resulting in a fair value of our common stock for financial reporting purposes of $6.09 per share. Since this valuation was made, our technology value has changed due to a $0.45 per share increase in the value of clevudine discussed below, and the $3.25 to $5.25 per share increase in value due to the initiation, in February 2007, of Part 2 of an ongoing clinical trial involving treating HCV infected patients with multiple ascending doses of R7128. We expect 14-day data from that trial in the third quarter of 2007. A biotechnology company considered to be in our peer group had an HCV program at the time of their IPO which was at a similar stage of development as R7128 is now. We believe that the market value of this company, at and after their IPO, provides support for ascribing additional value to R7128. This accounts for the difference between our proposed IPO range of $9.00 to $11.00 per share and the theoretical public price per share of our common stock, based on clevudine alone, of $8.30 per share used in the valuation of our common stock between May 24, 2006 and July 10, 2006.

On November 7, 2006, we granted 317,067 options to employees and members of our board of directors. The methodology used to determine the fair value of our common stock at that time was the same as that described above, so only variations in its application are discussed below. The estimated value of our common stock as a private company increased to $4.02 per share, based on the increase in the value of clevudine as it moves closer to market and the announcement of additional favorable clinical data that supported an increase in the revenue projection contained in our DCF analysis. This increase in clevudine’s value was partly offset by a reduction in our net cash balance. The theoretical public price of our common stock, based on clevudine alone, was estimated to be $8.75 at that time and the probability of an IPO was considered to be 50%, resulting in a weighted average fair value for financial reporting purposes of $6.38 per share. Since this valuation was made, our technology value has changed due to the $3.25 to $5.25 per share increase in value due to the initiation, in February 2007, of Part 2 of an ongoing clinical trial involving treating HCV infected patients with multiple ascending doses of R7128. We expect 14-day data from that trial in the third quarter of 2007. A biotechnology company considered to be in our peer group had an HCV program at the time of their IPO which was at a similar stage of development as R7128 is now. We believe that the market value of this company, at and after their IPO, provides support for ascribing additional value to R7128. This accounts for the difference between our proposed IPO range of $9.00 to $11.00 per share and the theoretical public price per share of our common stock, based on clevudine alone, of $8.75 per share used in the valuation of our common stock on November 7, 2006.

Recently Issued Accounting Standards

In December 2004, the FASB issued SFAS 123(R), Share-Based Payment. SFAS 123(R) requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. The cost will be measured based on the fair value of the equity or liability instruments issued. SFAS 123(R) is effective for us as of the first interim or annual reporting period of the fiscal year beginning on October 1, 2006. SFAS 123(R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. In addition to the accounting standard that sets forth the financial reporting objectives and related accounting principles, SFAS 123 (R) includes an appendix of implementation guidance that provides expanded guidance on measuring the fair value of share-based payment awards. SFAS 123(R) replaces SFAS 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion 25, Accounting for Stock Issued to Employees. SFAS 123, as originally issued in 1995, established as preferable a fair-value-based method of accounting for share-based payment transactions with employees. However, that Statement permitted entities the option of continuing to apply the guidance in APB Opinion 25, as long as the footnotes to financial statements disclosed what net income would have been had the preferable fair-value-based method been used. Additionally, in March 2005, the SEC issued Staff Accounting Bulletin (“SAB”) 107, Share-Based Payments, which provides further guidance for the adoption of SFAS 123(R), discussed above. We implemented this new standard on October 1, 2006. The impact of SFAS 123(R) on our fiscal 2007 financial statements is expected to be a reduction of income before income taxes of $1,450,000 to $1,600,000. The company’s actual stock compensation expense in 2007 could differ materially from this estimate depending on the number, timing, magnitude and vesting of new awards and changes in the fair value or volatility of the company’s common stock.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets, an amendment of APB No. 29” (“SFAS 153”). This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The Statement specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date this Statement is issued. Retroactive application is not permitted. Management adopted this Statement as of January 1, 2006 and will apply its standards in the event exchanges of nonmonetary assets occur after such date. The adoption of SFAS 153 did not have a material impact on our financial statements.

In November 2005, the FASB issued FSP FAS 115-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“FSP FAS 115-1”), which outlines a three-step model for identifying investment impairments in debt and equity securities within the scope of Statement 115 and cost-method investments. The three steps involve (1) determining whether the investment is impaired, (2) evaluating whether the impairment is other-than-temporary, and (3) if the impairment is other-than-temporary, recognizing an impairment loss. The FSP carries forward the disclosure requirements of issue 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” The company began applying this guidance as of January 1, 2006 as circumstances arise. The adoption of FSP FAS 115-1 did not have a material impact on our financial statements.

In March 2005, the FASB issued FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations” (“FIN 47”). This Statement requires companies to recognize a liability for the fair value of a legal obligation to perform asset retirement obligations that are conditional on a future event if the amount can be reasonably estimated. This Statement became effective on December 31, 2005. The adoption of FIN 47 did not have a material impact on our financial statements.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs—An Amendment of ARB No. 43, Chapter 4” (“SFAS 151”). SFAS 151 amends the guidance in Accounting Research Bulletin No. 43, Chapter 4, “Inventory Pricing”, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). SFAS 151 became effective for the company’s fiscal year ending September 30, 2006. The adoption of SFAS 151 did not have a material impact on the company.

In May 2005, the FASB issued SFAS No. 154 “Accounting Changes and Error Corrections” (“SFAS 154”), which replaces APB Opinion No. 20, “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements—An Amendment of APB Opinion No. 28”. SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 and, accordingly, was adopted by the company on October 1, 2006.

In July 2006, the FASB issued FASB interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 clarifies the accounting for income taxes by prescribing a minimum probability threshold that a tax position must meet before a financial statement benefit is recognized. The minimum threshold is defined in FIN 48 as a tax position that, based solely on its technical merits, is more likely than not to be sustained upon examination by the applicable taxing authority. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. FIN 48 must be applied to all existing tax positions upon initial adoption. The cumulative effect of applying FIN 48 at adoption, if any, is to be reported as an adjustment to opening retained earnings for the year of adoption. FIN 48 is effective for fiscal years beginning after December 15, 2006, although early adoption is permitted. The adoption of FIN 48 is not expected to have a material impact on the company.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). This standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The adoption of SFAS 157 is not expected to have a material impact on the company.

In September 2006, the FASB issued SFAS No. 158, “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans—and amendment of FASB Statements No. 87, 88, 106 and 132R,” (“SFAS 158”) which requires an employer to recognize the over-funded or under-funded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. SFAS 158 also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. This statement is effective for fiscal years ending after December 15, 2006. The company does not currently provide for a defined benefit pension. The adoption of SFAS 158 is not expected to have a material impact on the company.

In September 2006, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (“SAB”) 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). The SEC staff has provided guidance on how prior year misstatements should be taken into consideration when quantifying misstatements in current year financial statements for purposes of determining whether the current year’s financial statements are materially misstated. The SEC staff indicated that “registrants must quantify the impact of correcting all misstatements, including both the carryover and reversing effects of prior year misstatements, on the current year financial statements.” If correcting a misstatement in the current year would materially misstate the current year’s income statement, the SEC staff indicated that the prior year financial statements should be adjusted. These adjustments to prior year financial statements are necessary even though such adjustments were appropriately viewed as immaterial in the prior year. If the company determines that an adjustment to prior year financial statements is required upon adoption of SAB 108 and does not elect to restate its previous financial statements, then it must recognize the cumulative effect of applying SAB 108 in fiscal 2007 beginning balances of the affected assets and liabilities with a corresponding adjustment to the fiscal 2007 opening balance in retained earnings. Early application of the guidance in SAB 108 is encouraged by the SEC staff in any report for an interim period of the fiscal year ending after November 15, 2006. The company is currently evaluating the impact, if any, of adopting the provisions of SAB 108 on our financial position and results of operation.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

We invest our excess cash in high quality, interest-bearing securities. The primary objective of our investment activities is to preserve principal while at the same time maximizing yields without significantly increasing risk. To achieve this objective, we invest in highly liquid and high quality marketable debt instruments of corporations, government agencies and financial institutions with maturities of less than two years. If a 10% change in interest rates were to have occurred on December 31, 2006, this change would not have had a material effect on the fair value of our investment portfolio as of that date.

BUSINESS

Overview

We are a clinical-stage pharmaceutical company committed to discovering, developing and commercializing novel drugs to treat viral infections. Our primary focus is on the development of oral therapeutics for the treatment of HBV, HCV and HIV. Our research and development efforts focus on a class of compounds known as nucleoside analogs, which act to inhibit the natural enzymes required for viral replication. We are currently focusing on three product candidates, two of which we are developing ourselves and one of which we are developing with a strategic partner:

•	Clevudine, for the treatment of HBV, expected to enter Phase 3 clinical trials in the second calendar quarter of 2007;

•	R7128, a pro-drug of PSI-6130 for the treatment of HCV, in a Phase 1 clinical trial; and

•	Racivir, for the treatment of HIV, in a Phase 2 clinical trial.

We are developing clevudine and Racivir ourselves in the major global antiviral markets, and we have formed a strategic collaboration with Roche for the development of PSI-6130 and its pro-drugs, including R7128. Our Roche collaboration provides us with potential income from milestone payments that can be used to fund the advancement of our proprietary product candidates. We are also evaluating the efficacy and safety of DFC for the treatment of HIV following the completion of a Phase 2b clinical trial.

Although there are many currently approved antiviral drugs, there is an unmet medical need for hepatitis drugs that offer a sustained viral response, or SVR, defined as a viral load that is undetectable by a standard test called a polymerase chain reaction, or PCR test. For HBV and HCV, pegylated interferon has demonstrated the ability to offer an SVR for some patients. However, pegylated interferon is injectable and has serious side effects, including fatigue, bone marrow suppression, anemia and neuropsychiatric effects. In the treatment of HBV, interferon is not widely used because it produces an SVR in too few patients to justify its serious side effects. In the treatment of HCV, pegylated interferon, in combination with ribavirin provides a higher SVR rate and is the standard of care. In both HBV and HCV we believe there is a medical need for drugs that offer an improved SVR rate with fewer side effects. For HBV and HCV patients that do not achieve an SVR and for HIV patients, treatment involves a lifelong regimen of antiviral drugs to keep their viral load as low as possible. During such prolonged treatment, viral mutations occur that make the viruses resistant to the drugs being used. We believe there is a medical need for drugs that are effective against resistant viruses and can replace existing therapies that have lost effectiveness.

We believe nucleoside analogs are well suited to treat viral diseases because they can be designed to be highly specific and potent, are relatively simple to manufacture, and have the potential for oral administration. Nucleoside analog drugs have a well-established development and regulatory history, with 14 nucleoside analogs approved by the FDA for the treatment of HBV, HCV or HIV. In addition to clevudine, R7128, Racivir and DFC, we also have other nucleoside analog discovery programs focused on HIV and HCV. Our scientific team of virologists, biologists and nucleoside chemists has experience discovering and developing nucleoside analog drugs for antiviral indications. Collectively, our management team’s product development experience includes 25 NDA approvals. Our discovery platform includes a library of nucleoside analogs and a collection of viral and cellular assays that we use to evaluate new product candidates.

Strategy

Our primary objective is to become a leader in discovering, developing and commercializing novel antiviral therapeutics that provide a competitive advantage and address unmet medical needs. Our primary focus is on the development of oral therapeutics for the treatment of HBV, HCV and HIV. To achieve this goal, we are pursuing the following strategies:

•	Focus on developing our current clinical-stage product candidates and advancing them toward marketing approval. We are increasing our internal clinical development capabilities to enhance our ability to advance these product candidates. Our development team is responsible for planning and managing our clinical trials and supporting our partners in their clinical trials of our product candidates.

•

Maintain a broad pipeline of potential product candidates to diversify commercial opportunities and reduce our dependence on any one product candidate’s clinical or commercial success. Our development capabilities not only advance our clinical-stage product candidates, but also can be used to evaluate product opportunities from sources outside our company. We intend to leverage our research and development capabilities to evaluate external opportunities and may in-license products or technologies that we believe will complement our antiviral therapeutic focus. By maintaining a broad pipeline, we hope to create a portfolio of products that reduces our dependence on any one product and creates synergy within our pipeline through potential combination products.

•

Leverage our core competency in nucleoside chemistry for research innovation and the discovery of additional product candidates. Our core competency is the discovery and development of nucleoside analogs for use as antiviral therapeutics. We believe our nucleoside chemistry expertise and our nucleoside library provide us with a strong foundation from which to identify additional product candidates. We intend to continue to invest in our nucleoside research capabilities and expand our nucleoside analog library.

•

Commercialize our products ourselves or through collaborations, where appropriate, to optimize economic returns while managing financial risk. We allocate our limited resources to efforts that we believe will provide the greatest returns. Accordingly, we enter into collaborations to leverage our development capabilities and capitalize on commercialization opportunities that we cannot accomplish by ourselves. We believe this strategy will enable us to obtain the greatest returns from our antiviral discovery and development efforts.

Background on Viral Disease

A virus is a cellular parasite that cannot reproduce by itself and therefore must infect a susceptible host cell to replicate. A viral infection begins when the virus encounters a susceptible host cell and attaches to the cell membrane. The virus then enters the host cell and directs the host cell’s metabolic machinery to participate in copying the viral genetic information, which is either RNA or DNA, and to produce the proteins encoded by that genetic information. This viral genetic information is packaged within a shell of newly produced viral proteins, forming an immature virus. In the case of HBV, HCV or HIV, this immature virus then acquires a coating or envelope of specific viral proteins and cellular lipids, forming a mature virus particle that is capable of infecting other cells. There are a wide variety of viruses, some of which are associated with a low rate of mortality, such as viruses causing the common cold, while others, including HBV, HCV and HIV, are associated with higher mortality rates.

The challenge in developing antiviral therapies is to inhibit viral replication without injuring the host cell. For many years, it appeared that the development of safe and effective antiviral therapies would not be possible because the processes of viral replication were so intertwined with the cell’s metabolic processes that the inhibition of viral functions would result in cell death. A breakthrough occurred with the identification of viral enzymes, such as viral polymerases, which are required for viral replication. These enzymes differ enough from cellular enzymes to permit their selective inhibition and thus prevent viral replication without harming the cell. HBV, a DNA virus, has two such polymerase activities: a reverse transcriptase which makes one strand of viral DNA from an RNA template; and a DNA polymerase, which makes a second strand of viral DNA from a DNA template, whose activity is the primary target for the treatment of HBV. HCV, an RNA virus, has an RNA polymerase which makes new viral RNA strands from an RNA template. HIV, an RNA virus, has a reverse transcriptase which makes viral DNA from an RNA template.

A major challenge of antiviral therapy is the emergence of viral mutations that result in forms of the virus that are resistant to current therapies. Viral mutations result from mistakes that occur during the natural viral replication process when the genetic information is copied. The mutated form of the virus infects other cells and replicates in its mutated form. Some mutations make the virus resistant to certain types of antiviral medications. When a drug-resistant form of virus first arises, it usually comprises a very small percentage of the virus circulating within the blood. As the original or wild-type virus continues to be suppressed by antiviral therapy and the drug-resistant virus continues to replicate, the mutated virus eventually becomes the dominant virus type. To reduce the likelihood of a dominant drug-resistant mutation, patients must comply with their treatment regimens; however, current studies show that at any given time only approximately 70% of patients strictly adhere to their therapy. Each of the FDA-approved oral viral therapies is susceptible to a mutation that confers drug resistance. New drug-resistant forms of virus continue to emerge, and as a result, new therapies to fight drug-resistant virus will continue to be needed.

HBV, HCV and HIV patients are classified as treatment-naïve or treatment-experienced. Treatment-naïve patients have not been exposed to antiviral therapies. Once viral mutations begin to occur and the virus develops resistance to the therapy, physicians either switch treatment regimens or add new drugs to existing regimens for the now treatment-experienced patients.

Our Product Candidates

Our research and development programs are focused on developing drugs that treat HBV, HCV and HIV infections. Our product candidates are nucleoside analogs that we believe have potential competitive advantages with respect to safety, efficacy, resistance profile and/or convenience of dosing as compared to currently approved drugs and other investigational agents. The following table summarizes the three product candidates on which we are focusing:

Product Candidate	Indication	Status	Next Expected Milestone	Commercialization Partners
Clevudine	HBV	Phase 3 planning	Initiate Phase 3 in second calendar quarter 2007	—

R7128	HCV	Phase 1 clinical trial	Report Phase 1 results in third calendar quarter 2007	Roche

Racivir	HIV	Phase 2	Complete evaluation of clinical data	—

We are also evaluating the efficacy and safety of DFC for the treatment of HIV following the completion of a Phase 2b clinical trial.

Clevudine for the Treatment of HBV

HBV Background

Hepatitis B viruses can cause liver disease leading to significant morbidity and death. HBV can cause either acute or chronic (lifelong) infection. The World Health Organization, or WHO, has reported that approximately 350 million people worldwide have chronic HBV infection, including approximately 4.4 million people in the United States, Italy, Spain, Germany, the United Kingdom and France. According to the Centers for Disease Control and Prevention, or CDC, approximately 1.25 million people in the United States are chronically infected with HBV, and approximately 5,000 people in the United States die each year from chronic liver disease related to HBV infection. In addition, the Hepatitis B Foundation reports that 100,000 people will become infected with HBV this year. In the United States, about half, or 680,000, of the chronic HBV carriers have been diagnosed, and about 300,000 of these are under a physician’s care, and approximately 30,000, or 10%, of these patients are currently prescribed oral HBV drugs, according to estimates by independent third-party sources. We believe this poor use of oral antiviral drugs indicates an unmet medical need in the treatment of HBV. At present, treating physicians are more likely to monitor a patient and delay use of pegylated interferon or an oral HBV drug. We believe that many hepatologists delay or avoid HBV treatment with pegylated interferon due to adverse events, such as fatigue, bone marrow suppression and neuropsychiatric effects and delay or avoid HBV treatment with small molecule drugs due to the cost of therapy or a preference to delay the initiation of lifelong therapy. Accordingly, we believe that there is an unmet medical need for an HBV product which has the limited treatment period and SVR of pegylated interferon coupled with the fewer side effects and greater convenience, resulting in improved patient compliance with dosing schedules, of orally administered small molecule drugs. We believe this is due to the lack of sustained antiviral response after stopping therapy with currently approved drugs, which results in chronic, lifetime use of these drugs once treatment with them is begun. Current HBV therapeutics sales in the United States, EU and Pacific Rim are estimated at approximately $500 million and are forecasted to reach nearly $1.0 billion by 2010.

Acute asymptomatic infection, which is the most common type of HBV infection, lasts several weeks with few, if any, detectible symptoms. Acute symptomatic infection is more serious, and is associated with more severe symptoms such as flu-like illness and mild jaundice. In rare circumstances, acute symptomatic infection can lead to nonfatal hepatic necrosis or fatal fulminant hepatitis. In both symptomatic and asymptomatic acute HBV infection, an individual’s broad-based immune responses develop and can clear the virus. If this occurs, immunity usually remains with the patient for the rest of the patient’s life.

When HBV develops into a chronic infection, infected individuals cannot clear the virus with their immune system. A person is considered to have chronic HBV infection based on the presence of hepatitis B surface- antigen for more than six consecutive months in the blood. This chronic state is typically marked by both replicative and non-replicative phases of disease progression, which are further characterized by four primary markers in the blood: elevated liver enzymes, viral DNA load, viral antigens and virus-specific antibodies. The relative level of these blood markers indicates whether the disease presents in either active or inactive form. Chronic hepatitis B subjects are classified into two groups: e-antigen positive individuals are those in whom the e-antigen is present and e-antigen negative persons are those in whom the e-antigen is not present. The e-antigen is a viral protein that indicates active replication of HBV or a persistent disease carrier state. A carrier is an infected individual that does not develop the disease, but can transmit the virus to others. The e-antigen negative form of the disease has been more difficult to treat effectively than the e-antigen positive form. Chronic hepatitis, left untreated, can result in cirrhosis of the liver, liver cancer, liver failure, or death.

HBV uses human cellular machinery to replicate and spread virus throughout the body. When an individual is exposed to HBV, the virus infects human liver cells and its DNA is transported to the cell nucleus. Subsequently, the partially circular viral DNA is converted to covalently closed circular DNA (cccDNA), which serves as a template for transcription of messenger RNA and the synthesis of the viral proteins that are required for replication. Newly synthesized RNA can be used to direct the synthesis of several viral proteins or is packaged into immature virus particles where it is converted into viral DNA by the process of reverse transcription (similar to HIV). Synthesis of viral DNA is performed by a DNA polymerase that is specific to HBV. Because the HBV polymerase is required for the virus to replicate, its activity is the primary target for the treatment of HBV. Mature DNA-containing viruses are assembled with envelopes of viral proteins and cellular lipids and transported out of the cell, which completes the replication process. A reservoir of cccDNA remains inside the infected cell, from which additional copies of the virus are made in a continuing cycle. Despite the reduction in HBV viral load levels resulting from currently approved therapies, these drugs have little effect on cccDNA and cannot truly resolve the infection. Since cccDNA is the reservoir responsible for persistent infection and long-term latency, any attempts to eradicate HBV have become increasingly focused on eradicating the cccDNA form of the virus.

A safe and effective vaccine against HBV has been available since 1982, and the WHO guidelines recommend this vaccination for all newborns universally. According to the WHO, however, only 153 countries had introduced the hepatitis B vaccine in routine infant immunization as of the end of 2003. Moreover, the vaccine only benefits those not yet infected with HBV. In the United States, four oral nucleoside analogs, lamivudine, adefovir dipivoxil (adefovir), telbivudine and entecavir, and one injectable protein, alpha interferon, which is available in standard and pegylated forms, have been approved for the treatment of HBV. While these products have demonstrated some patient benefits, we believe there is a market opportunity for new antiviral HBV therapies with different mechanisms of action that provide sustained viral response, improved potency, efficacy in patients with drug-resistance, and reduced side effects.

Long-term therapy with nucleoside analog anti-HBV drugs has led to the development of drug-resistant strains of the virus that reduce the efficacy of the therapy. Since HBV is so prolific, producing 10 billion to 1 trillion virions per day, a large number of spontaneous mutations could potentially be generated at every site in the HBV genome per day. The combination of a rapid virus replication cycle coupled with a relatively long half-life of infected cells suggests the need for prolonged antiviral therapy to eradicate HBV with currently approved drugs. The longer the treatment period, however, the greater likelihood that mutations will arise and resistance will develop. This has been demonstrated by mutations found in the HBV polymerase following lamivudine, adefovir and entecavir therapy. Clinical studies have reported the emergence of resistance to lamivudine, adefovir, entecavir and telbivudine.

As a result of drug resistance, HBV therapeutic trends with currently approved drugs have become similar to HIV treatment regimens, whereby patients who no longer receive benefit from their original therapy change prescriptions to a new therapeutic alternative. This has been demonstrated by patients who begin to use adefovir or entecavir, after resistance to lamivudine arises and treatment becomes less efficacious. In addition to the four approved nucleoside analogs for HBV, there are a number of therapeutics in development or seeking regulatory approval. As more data and more drug products become available for HBV, there is a high likelihood that physicians may begin to prescribe combination therapy for HBV. We also believe that a combination of two therapies may delay the onset of drug-resistant virus. In addition, individuals co-infected with HIV and HBV may become candidates for combination therapy.

Clevudine

Clevudine is an oral, once-daily pyrimidine nucleoside analog that we are developing for the treatment of HBV. Clevudine has been studied in twelve completed clinical trials in a total of more than 600 patients. We licensed clevudine from Bukwang, a Korean pharmaceutical company. Bukwang completed two Korean Phase 3 clinical trials, Studies 301 and 302, in which clevudine demonstrated the ability to significantly reduce HBV viral load in 337 patients. Based on the results of these trials, Bukwang received Korean approval in November 2006. Bukwang has recently initiated the commercial launch of clevudine in the Korean market under the brand name Levovir.

We believe there is an unmet medical need for HBV drugs that offer a sustained viral response, or SVR, without serious side effects. Physician surveys, our discussions with key opinion leaders in HBV, and the history of the HCV drug market lead us to believe that the global market for HBV therapeutics may grow significantly from its current level of approximately $500 million when an HBV drug becomes available that provides an SVR in a significant percentage of patients. The only approved drug that offers an SVR is pegylated interferon, which is injectable and has serious side effects. In the treatment of HBV, interferon is not widely used because it produces an SVR in too few patients to offset its serious side effects. Clevudine has the potential to provide a significant SVR without the side effects of interferon, having sustained, for 12 weeks, a viral load that is undetectable by PCR in 80% of e-antigen negative HBV patients following 48 weeks of therapy in Study 303.

For the many HBV patients that do not achieve an SVR, treatment is a lifelong regimen of antiviral drugs to keep their viral load as low as possible. During such prolonged treatment, viral mutations occur that make the viruses resistant to the drugs being used. Treatment with several drugs at once in combination may slow the rate of mutation and the rise of the related drug resistance. Clevudine has the potential to be used in combination with other HBV therapies because its mechanism of action is different from that of other nucleoside analogs. Clevudine inhibits viral replication by primarily acting on the HBV polymerase enzyme to reduce its ability to incorporate nucleosides into a new viral DNA chain. In contrast, other nucleoside analog inhibitors currently in use or in development for the treatment of HBV, including lamivudine, adefovir, entecavir, telbivudine and tenofovir, act by competing with natural nucleosides for incorporation into the growing HBV DNA chain, causing the premature termination of the viral DNA chain and halting viral replication. Laboratory data suggests that clevudine may be additive or synergistic when used in combination with existing therapies. As such, we believe clevudine’s mechanism of action is complementary to that of other HBV drugs and could be used either as a single agent for treatment-naïve patients or in combination with existing HBV therapies for treatment-experienced patients.

As part of our agreement with Bukwang, we have the exclusive rights to commercialize clevudine in North, Central, and South America, the Caribbean, Europe and Israel. Bukwang has retained rights to the rest of the world, excluding those Asian territories that were licensed to Eisai Pharmaceuticals in November 2004. Under the agreement, we have the right to use the clinical data generated by Bukwang or Eisai, as well as all historical data collected by Gilead Sciences, the prior licensee of clevudine, for regulatory and other cross-filing needs.

If clevudine receives marketing approval in the United States, we intend to commercialize clevudine ourselves with a sales force of approximately 40 to 45 employees. We believe this sales force size is comparable to those for competing HBV products in the United States. If clevudine receives marketing approval in Europe, we may commercialize clevudine ourselves or we may engage a marketing partner.

Clinical Development. Bukwang received marketing approval for clevudine from the Korean FDA based on two placebo-controlled, double-blinded, randomized, multi-center Korean Phase 3 clinical trials, Study 301 and Study 302, designed to determine the efficacy of clevudine over a 24-week period. Patients were evaluated for an additional 24 weeks of follow-up care without treatment. Study 301 enrolled e-antigen positive hepatitis B patients, and Study 302 enrolled e-antigen negative hepatitis B patients.

Study 301 involved 248 e-antigen positive patients who received 30 mg of clevudine or a placebo once daily. At week 24, 59% of patients receiving clevudine in this study had HBV DNA levels below those detectable by a standard test called a polymerase chain reaction (PCR) test, indicating very low viral infection or clearance of the virus from the body versus 0% of patients receiving placebo. Furthermore, 68% of e-antigen positive patients had normalized liver enzyme levels. Study 302 comprised 89 e-antigen negative patients who received 30 mg of clevudine or a placebo once daily. At week 24, 92% of patients receiving clevudine in this study had undetectable HBV DNA levels, versus 0% of patients receiving placebo. Furthermore, 75% of e-antigen negative patients had normalized liver enzyme levels. As summarized in the figures below, both of these viral load reductions were statistically significant when compared to the placebo groups. Clevudine’s effect on viral load observed after 24 weeks of treatment in Study 301 and Study 302 was comparable to the effect observed in independent clinical studies after 48 or 52 weeks of treatment with other HBV drugs that are currently available or in development based on historical data for those therapies.

*Statistically significant (p<0.0001)	*Statistically significant (p<0.0001)

Note: “p” is a measure of statistical significance. A “p” value of less than 0.05 indicates that the results of this comparison were considered significantly different.

In Study 301, 24 weeks after the cessation of therapy, average HBV DNA levels in patients who received clevudine remained lower than baseline by 2.02 log (99.1% reduction) compared to patients who received placebo, whose average HBV DNA levels were lower than baseline by only 0.68 log (79.1% reduction), a statistically significant difference. In Study 302, 24 weeks after the cessation of therapy, the reduction in HBV DNA levels was 3.11 log (99.9% reduction) for treated patients versus 0.66 log (78.1% reduction) for the placebo group, a statistically significant difference. Furthermore, in Study 302, 24 weeks after the cessation of treatment, 16% of the patients who had received clevudine had an SVR versus 0% of the patients who had received placebo. We believe that patients whose viral load remains undetectable after 24 weeks off-treatment demonstrate the potential for a limited duration of therapy.

In March 2006, Bukwang completed Study 303, a Korean follow-on study of clevudine Studies 301 and 302. The goal of Study 303 was to evaluate the safety, antiviral activity, biochemical improvement, and serologic response in patients treated with clevudine. This open label follow-on study enrolled 55 treatment-naïve patients (40 e-antigen positive patients and 15 e-antigen negative patients) who were receiving placebo in Studies 301 and 302. Although, based on the results of the prior Phase 1 and Phase 2 dose-ranging studies, we expect clevudine’s commercial dosing regimen to be 30 mg per day for the entire duration of treatment, Study 303 used a dosing regimen of 30 mg of clevudine for 24 weeks followed by a maintenance dose for an additional 24 weeks of 10 mg of clevudine, a dose which has previously been shown to be suboptimal. Results show that, at week 48, 63% of e-antigen positive patients and 87% of e-antigen negative patients had HBV DNA levels below those detectable by PCR tests. Furthermore, 83% of e-antigen positive patients and 87% of e-antigen negative patients had normalized liver enzyme levels. No serious adverse events were observed, and all adverse events were mild and transient. At week 60, twelve weeks after stopping treatment, the viral load had been sustained at undetectable levels in 28% of e-antigen positive patients and 80% of e-antigen negative patients. To our knowledge, no other HBV oral therapeutic has demonstrated this sustained antiviral effect.

The table below summarizes historical data for approved HBV nucleoside therapies. This historical data was derived from independent clinical trials reported in patient information inserts, NDA filings, medical journals and company reports and presentations. We have not conducted any clinical trials comparing clevudine to any of these other therapies.

Results from Independent Clinical Trials of Approved HBV Nucleoside Therapies	e-Antigen Positive Patients	e-Antigen Negative Patients
At 24 Weeks on Treatment Patients with Undetectable Virus (PCR Negative)	12-45%	33-80%

At 48 or 52 Weeks on Treatment Patients with Undetectable Virus (PCR Negative) Patients with Normalized Liver Enzyme Levels	21-67%	52-90%
	48-77%	67-78%
24 Weeks After Stopping 48 or 52 Weeks of Therapy Patients with SVR, or Undetectable Virus (PCR Negative)	3-7%

In Study 303, 80% of e-antigen negative patients sustained a viral load that was undetectable by PCR 12 weeks after completing the 48-week course of therapy. This compares to pegylated interferon, which produces a viral load that is undetectable by PCR in 19% of e-antigen negative patients, and other nucleoside HBV treatments that have reported viral load undetectable by PCR in approximately 3% to 7% of e-antigen negative patients, 24 weeks after completing a one year course of therapy. We note that while these results are not directly comparable because the clevudine data represents viral load 12 weeks after completing therapy while the data for the competing products represents viral load 24 weeks after completing therapy, we believe the results indicate the potential for a higher rate of SVR with clevudine.

Overall, clevudine was generally well-tolerated by patients with chronic hepatitis due to HBV. Serious adverse events during treatment in Studies 301 and 302 and during follow-up indicated that a higher percentage of placebo-treated patients had seriously elevated ALT levels or flares. ALT (also called alanine aminotransferase) is an enzyme found mainly in the liver. High levels of ALT in the bloodstream mean that the liver may be damaged or diseased. Otherwise, there was no meaningful difference between clevudine and placebo in the incidence of serious adverse events.

Clevudine has been the subject of six completed Phase 2 studies. Three of these studies were conducted by Bukwang in Korea. In Study 201, 99 patients with chronic hepatitis B received either placebo, 30 mg, or 50 mg of clevudine each day for 12 weeks with a follow-up period of 12 weeks. At the end of the trial, 63% of patients receiving 30 mg and 52% of patients receiving 50 mg had HBV below measurable levels compared to 0% of patients in the placebo group. Positive results were also observed in the other two trials conducted by Bukwang, Study 203 and Study 204. In addition, Gilead Sciences conducted a trial with 163 patients testing a 10 mg dose of clevudine in combination with 200 mg of emtricitabine versus 200 mg of emtricitabine alone over a 24-week period. Although 10 mg of clevudine has been shown to be a suboptimal dose in previous clinical trials, treatment-naïve e-antigen negative patients experienced a statistically significant improvement of an endpoint that combined reduction of HBV DNA levels with a normalization of liver enzyme levels when taking clevudine in addition to emtricitabine versus emtricitabine alone. Based on these studies, we believe that clevudine may be complementary to existing HBV treatments and could therefore be used as either a single agent or in combination with existing therapies.

Clevudine was also the subject of four completed Phase 1 trials designed to test the safety, tolerability and pharmacokinetic profile of the drug at various doses. In these Phase 1 trials and all other trials to date, clevudine has been generally well-tolerated.

Planned Development. We intend to seek regulatory approval for clevudine in the United States and Europe. We have had an end-of-Phase 2 meeting with the FDA reviewing the Study 301 and Study 302 clinical results that were conducted by Bukwang. The FDA will consider the safety data resulting from these studies as part of our NDA, but marketing approval by the FDA will be based primarily on the data resulting from our two proposed registration studies. We have obtained guidance from the FDA and European authorities on the design of clevudine’s registration clinical trial. On the basis of our discussions with the FDA, we believe our registration filing will be based on two 48-week Phase 3 clinical trials to be initiated, one in approximately 376 e-antigen positive patients, Study 305, and one in approximately 480 e-antigen negative patients, Study 306, each compared to treatment with adefovir. In these trials, patients will be randomized and receive either adefovir or 30 mg of clevudine once-daily for the 48-week duration of the studies. The primary endpoint of these registration studies is expected to be a composite endpoint measuring the percentage of patients with undetectable HBV DNA (less than 300 copies/ml) and the normalization of liver enzyme levels at the 48th week on therapy. Secondary endpoints are expected to include histology, viral load decrease, hepatic HBV cccDNA concentrations and seroconversion. We believe these trials will be designed to test the superiority of clevudine over adefovir on these endpoints. We also plan to continue these studies from week 48 to week 96 to gather additional safety and efficacy data, as well as assess clevudine’s SVR rate. The number of patients to be enrolled in the e-antigen positive and e-antigen negative studies are intended to provide sufficient statistical power to detect a 20% and a 19% difference, respectively, between clevudine and adefovir for the primary endpoint with a 95% confidence level. We intend to initiate these studies in the second calendar quarter of 2007.

Both Study 305 and Study 306 are expected to continue for an additional 48 weeks after the registration data has been obtained. We expect that a portion of the e-antigen negative patients treated with clevudine will continue to be evaluated against adefovir through week 96. We expect that the remaining clevudine e-antigen negative patients, if they continue to meet the primary combined endpoint, will be taken off clevudine therapy at week 72 to measure SVR at week 96 after 24 weeks without treatment. Additionally, we expect that a portion of the e-antigen positive patients treated with clevudine will continue to be evaluated against a portion of the e-antigen positive patients treated with adefovir through week 96. We expect the remaining e-antigen positive patients treated with clevudine and adefovir, if they meet certain criteria, will be taken off therapy at week 72. These criteria include undetectable HBV DNA, ALT normalization and the loss of e-antigen or the presence of anti-HBV e-antigen antibodies. We will then measure SVR in these e-antigen positive patients for clevudine and adefovir at week 96, 24 weeks after stopping treatment. There can be no assurances as to the results of these planned registration and continuation studies or as to any particular patient’s response to clevudine.

Preclinical Development. We believe clevudine inhibits viral replication by inhibiting the HBV polymerase enzyme through a mechanism of action that may or may not prevent the binding of other nucleoside inhibitors of the HBV polymerase enzyme. Unlike several other nucleoside analogs in development for the treatment of HBV, clevudine is not incorporated into normal human cellular DNA, and therefore is unlikely to interfere with cellular replication. Cell-based assays of clevudine in combination with other nucleoside analogs demonstrated that clevudine was not antagonistic with certain nucleoside analogs and may be active in combination with lamivudine, adefovir and emtricitabine. Laboratory data show clevudine to be additive or synergistic when used in combination with existing therapies. In in vitro resistance studies, the HBV mutation, M204V, which confers resistance to lamivudine was not resistant to clevudine, however, the M204I mutation was resistant to clevudine. Clevudine exhibited no mitochondrial or bone marrow toxicity when tested in human cell-based assays.

In woodchucks infected with woodchuck hepatitis virus (WHV), a common animal model for human HBV, clevudine reduced viral load by approximately 108 fold from a viral load level of approximately 1011 viral genomes per milliliter. No treatment-related toxicities were observed in the woodchuck studies and liver and immune system function improved after the 12 weeks of treatment. No sustained rebound in WHV DNA occurred during the 68-week observation period following treatment. This study and others demonstrated a significant reduction of the cccDNA form of the virus in woodchucks after treatment with clevudine. The cccDNA form of the viral genome is believed to be responsible for the persistence of chronic HBV infection and for reactivation of hepatitis B after stopping therapy.

R7128 for the Treatment of HCV

HCV Background

HCV is a leading cause of chronic liver disease and liver transplants. The WHO estimates that nearly 180 million people worldwide, or approximately 3% of the world’s population, are infected with HCV. 130 million of these individuals are chronic HCV carriers who are at increased risk of developing liver cirrhosis or liver cancer, approximately 15 million of whom are in the United States, Europe and Japan. The CDC have reported that 4.1 million people in the United States have been infected with HCV, of whom 3.2 million were chronically infected. Approximately 2.2%, or 71,000, of these HCV patients are treated each year, and there are an estimated 400,000 treatment-experienced patients. Although chronic HCV infection varies greatly in its course and outcomes, 70% of chronically infected patients develop some form of chronic liver disease, including, in some cases, cirrhosis or liver cancer. Worldwide sales of HCV drugs in 2005 were approximately $2.2 billion and are forecasted to reach more than $4.0 billion by 2010. We believe that historical sales of HCV drugs increased as new therapies that improved the SVR rate were introduced. For example, when adding ribavirin to interferon in 1998 increased the SVR rate from a range of about 13% to 19% to a range of about 38% to 43%, sales of HCV drugs increased significantly from approximately $400 million in 1996 to approximately $600 million in 1998. Additionally, when the replacement of interferon with pegylated interferon in 2000 further increased the SVR rate to a range of about 47% to 54%, sales of HCV drugs again increased significantly from more than $1.3 billion in 2000 to more than $2.0 billion in 2002.

In the United States, the current standard of care for the treatment of HCV is a combination of pegylated interferon and a nucleoside analog named ribavirin. Pegylated interferon is a modified version of alpha interferon, a protein that occurs naturally in the human body and boosts the immune system’s ability to fight viral infections. Patients treated with a combination of ribavirin and interferon respond better than those treated with interferon alone. According to WHO, treatment with interferon in combination with ribavirin is effective in 30% to 50% of patients, while interferon alone is effective in approximately 10% to 20% of patients. In HCV genotypes 1a and 1b, which account for over 70% of HCV infections in the US, less than 50% of patients respond to standard therapy consisting of pegylated interferon plus ribavirin. In addition, these therapies have serious side effects that include fatigue, bone marrow suppression, anemia and neuropsychiatric effects. As a result of the limited benefits and serious side effects of existing therapies, we believe treatment rates remain low and there are significant opportunities for new antiviral therapies to fight HCV.

HCV’s inherent ability to mutate enables the virus to generate every possible genetic mutation twice each day, although not all mutated viruses are viable. Amino acid changes that occur at the active sites of essential viral enzymes may not allow the viral enzymes to function while changes at other locations on these viral enzymes are generally tolerated. Genes that give rise to components of the active sites of essential viral enzymes are much more highly conserved, that is, mutations of these genes are less likely to be found, since they reduce the activity of the enzymes needed to produce viable viruses. Genes that give rise to the components of non-active sites of viral enzymes are less conserved, since mutations at these sites do not generally reduce the activity of the enzymes needed to produce viable viruses. When a patient is exposed to a new anti-HCV drug that inhibits a specific viral function, the ability of that virus to reproduce is reduced or stopped. If the site of action of a drug is in one of the more conserved locations on the viral enzyme then the drug will inhibit more of the virus since there will be less chance that it will encounter an amino acid change that would reduce its activity. On the other hand, if the drug acts on a region of the protein that is less well conserved and which can tolerate multiple changes, the drug will have a higher probability of encountering an amino acid change that either reduces or prevents its ability to act.

There are currently two approaches to inhibiting the activity of the HCV polymerase. One is the use of nucleoside analogs that mimic the nucleotides normally recognized by the enzyme as it builds a new copy of the viral genome. These nucleoside analogs take advantage of the fact that the virus can tolerate few mutations in their active sites. Any amino acid changes that might occur which would reduce the ability of the nucleoside analog to bind may also reduce the ability of the polymerase to bind the normal nucleotides. The other approach involves non-nucleoside molecules that can bind to various regions on the polymerase away from the active site. This kind of binding generally prevents the polymerase from assuming the correct configuration and in turn either reduces or prevents its activity. Since these regions can tolerate more changes, many of the differences seen in the genomes of the different variants of HCV can be found in these regions. The activity of these non-nucleoside drugs depends on their ability to bind relatively tightly to specific amino acid sequences and often involves multiple molecular interactions. If any of these interactions are missing due to a change in the polymerase sequence then binding can not occur properly. The chances of this happening are much greater with non-nucleoside drugs than with nucleoside analog drugs that act at more conserved sites. Another way of describing this is referred to as the “genetic barrier” to developing resistance to a drug. A site of inhibition that is naturally conserved would have a higher genetic barrier than one that is naturally variable or polymorphic.

Early clinical trials with nucleoside analog drug candidates and non-nucleoside drug candidates have demonstrated this phenomenon. In monotherapy studies with the nucleoside analogs NM283 and R1626 over 14 days, viral breakthrough or viral rebound while on therapy did not occur. On the other hand, in studies with the non-nucleoside inhibitors HCV-796 and A-837093 in humans and chimpanzees infected with HCV, viral breakthrough or viral rebound was seen as early as 3 to 4 days into the 14-day treatment period. Analysis of the virus that appeared showed single amino acid changes that prevented or significantly reduced the binding of these non-nucleoside inhibitors. The rapidity of the rebound strongly suggested that these variant viruses existed in the patient prior to drug exposure and that the presence of the drug did not prevent these viruses from replicating and becoming the predominant variant in the patient. It is likely that resistance will arise with most if not all anti-HCV drugs, but the rapidity with which this occurs will have significant consequences for the patient.

Recent clinical studies have demonstrated the development of drug-resistant mutations in HCV. As such, the practice of using combination therapies may be applicable to the treatment of HCV infections. We also believe that a combination of HCV therapies may delay the onset of drug-resistant virus.

R7128

Roche and we are developing R7128 for the treatment of HCV. Roche is a market leader in HCV therapy through their FDA-approved products, Pegasys and Copegus. We believe R7128 represents an HCV product candidate that could complement Roche’s expanding HCV franchise. It is currently in a phase 1 study. R7128 is a pro-drug of a molecule we discovered named PSI-6130, an oral cytidine nucleoside analog. A pro-drug is a chemically modified form of a molecule designed to enhance the absorption, distribution and metabolic properties of that molecule. PSI-6130 is the active component of R7128. At low concentrations, PSI-6130 was shown to be an inhibitor of HCV replication, specifically targeting the HCV RNA polymerase. In preclinical studies, no toxicity was observed in various human cells, including liver cells, bone marrow cells, and white blood cells. When compared in laboratory studies to several other compounds in development for the treatment of HCV, PSI-6130 was found to be more active at low concentrations and/or less toxic. In combination with interferon, PSI-6130 was active and additive to the activity of interferon alone in these preclinical assays.

In October 2004, we entered into a collaboration with Roche for the development and commercialization of PSI-6130 and related compounds. In exchange for these rights, Roche agreed to make milestone payments upon the achievement of predetermined clinical or regulatory events and pay royalties on sales of the products arising from the collaboration. Under this collaboration, Roche will reimburse us for all of the currently expected external expenses (up to an agreed-upon amount) associated with, and we will be responsible for, certain preclinical work, the IND filing, and the initial clinical trial. Roche will fund all of the expenses of, and be responsible for, other preclinical studies, future clinical development and commercialization of R7128. We will continue to develop and retain worldwide rights to ongoing and future HCV programs unrelated to the PSI-6130 series of nucleoside polymerase inhibitors.

Clinical Development. In October 2006, Roche and we initiated oral dosing of R7128 in a Phase 1 clinical trial under an IND. This trial is a multiple center, observer-blinded, randomized and placebo controlled study designed to assess the pharmacokinetics, pharmacodynamics, safety, tolerability and food effect of R7128 in healthy volunteers and in patients chronically infected with HCV genotype 1, as well as provide antiviral potency data over 14 days in patients chronically infected with HCV genotype 1. This study will be comprised of two parts:

•

Part 1 is a single ascending dose study being conducted in up to 38 healthy volunteers. The primary objective of Part 1 is to assess the safety, tolerability and pharmacokinetics of R7128 following single ascending doses under fasting conditions. The secondary objective of Part 1 is to explore the effect of food on the pharmacokinetics of R7128.

•

Part 2 is a multiple ascending dose study being conducted in up to 40 patients chronically infected with HCV genotype 1 who have previously failed interferon therapy. The primary objective of Part 2 is to assess the safety, tolerability and pharmacokinetics of R7128 in patients chronically infected with HCV genotype 1 after once-daily or twice-daily dosing for 14 days. The secondary objective is to assess antiviral efficacy by measuring the decrease in HCV viral load.

Roche and we recently completed dosing 38 healthy volunteers with R7128 in Part 1 of this study, which included a food effect cohort. Preliminary safety and pharmacokinetic data supported progression, in February 2007, of R7128 to Part 2 of this study and also indicate:

•	All doses of R7128 were generally well-tolerated in single-dose oral administration.

•	No abnormalities of clinical significance were noted in studies of hematology, an indicator of bone marrow function, and chemistry parameters, an indicator of kidney and liver function.

•	All subjects completed Part 1 of this study, and no subject experienced gastrointestinal adverse events or a serious adverse event during the study.

We currently anticipate that the data from this study will be available in the third quarter of 2007, and we anticipate the initiation of a Phase 2 combination study of R7128 with Pegasys and Copegus in the first half of 2008. We cannot guarantee that the results of this study will corroborate earlier results, and further testing will be required to provide enough evidence regarding safety and efficacy to support an application with the FDA in the future.

In November 2005, Roche and we conducted a single ascending-dose, randomized, blinded study of PSI-6130 outside of the United States in healthy volunteers. The study evaluated the safety, tolerability, and pharmacokinetics of sequential ascending levels of single doses of PSI-6130, as compared with placebo. A total of 24 subjects were enrolled in three sequential dose groups with eight subjects per group (six subjects assigned to PSI-6130, two subjects assigned to placebo). This early stage clinical study was conducted in a small number of subjects and was not designed to achieve statistical significance at the end of the trial or test any formal statistical hypothesis about PSI-6130. In this completed clinical study, single oral doses of PSI-6130 were generally well tolerated with no serious adverse events in doses up to 3,000 mg and achieved bioavailability and pharmacokinetic properties that may be associated with antiviral activity in people infected with HCV. We believe that R7128 may be able to achieve similar results at a lower dose.

Preclinical Development. We performed several animal studies to determine the pharmacokinetics and toxicity of PSI-6130. Pharmacokinetic studies in rats and monkeys demonstrated that the compound could be dosed orally. No toxicity was observed in mice after six days and in rats and monkeys after 14 days of oral administration. Additional preclinical studies showed that PSI-6130 did not cause genetic mutations or damage in either cell or animal models. In a 14-day toxicity study in monkeys, no adverse events were observed at doses as high as 900 mg/kg per day, the highest dose tested. The systemic toxicity of R7128 has been studied following repeated daily oral administration over 28 days in monkeys, dogs and rats. The No-Observed-Adverse-Effect-Level (NOAEL) for R7128 was 600 mg/kg/day in monkeys and 2,000 mg/kg/day (the highest dose tested) in dogs and rats. The concentration of drug at the NOAEL dose in monkeys was greater than 9 times the maximum drug concentration level expected to be achieved in humans at a commercially reasonable dose.

PSI-6130 demonstrated potent and specific anti-HCV activity in preclinical cell-based assays against wild-type and drug-resistant variants of HCV. PSI-6130 was approximately five-fold more potent in vitro than both 2’-C-methylcytidine, the parent molecule of NM-283, and 4’-azido-cytidine, the parent molecule of R1626, in development by Idenix and Roche, respectively, for the treatment of HCV. The EC90, or effective concentration producing a 90% reduction in viral RNA, was 4.6 for PSI-6130 compared to 21.9 for 2’-C-methylcytidine and 25.0 for 4’-azido-cytidine. In addition, the triphosphate, or active, form of PSI-6130 remained approximately as potent against S282T, a drug-resistant mutation of HCV, as it is against the original or wild-type virus. By comparison, the triphosphate, or active, form of 2’-C-methylcytidine is only about one-fourth as potent against S282T as it is against wild-type HCV. In combination with interferon, PSI-6130 was active and additive to the activity of interferon alone in these preclinical assays. In combination with other classes of HCV inhibitors, PSI-6130 appeared to be additive within the range of concentrations tested. In addition, the antiviral activity of PSI-6130 is limited to HCV, since other related viruses are largely unaffected by the compound. In this study, cytotoxicity assays using several different cell types indicate that little or no toxicity is associated with PSI-6130 and that PSI-6130 has no effect on mitochondrial DNA content. In a separate study evaluating the mechanism of activation of PSI-6130, the compound was found to be active against the HCV RNA polymerase by terminating HCV RNA synthesis.

Racivir and DFC for the Treatment of HIV

HIV Background

HIV destroys the body’s ability to fight infections by attacking cells of the immune system. In 1981, the first cases of Acquired Immunodeficiency Syndrome, or AIDS, were documented, and in 1983, HIV was identified as the cause of AIDS. According to a 2005 report by UNAIDS and the WHO, over 40 million people worldwide are living with HIV, and at least 25 million people worldwide have died from AIDS since the epidemic began. In the United States, the CDC have reported that the HIV mortality rate has steadily declined since the mid-to-late 1990s, while the incidence of infection continues to rise. This decrease in mortality can be attributed, in part, to the increased availability of HIV therapeutics used in the long-term treatment of HIV. According to a 2005 UNAIDS/WHO report, by the end of 2004, approximately 1.2 million people in North America and 720,000 people in Western and Central Europe were living with HIV and an additional 40,000 new patients are diagnosed each year in the United States. The current market for HIV therapeutics is approximately $6.5 billion and is estimated to reach $10.0 billion by 2010.

The FDA has approved 23 single agents and six fixed-dose combination therapies for the treatment of HIV. The single agents are classified as nucleoside reverse transcriptase inhibitors, or NRTIs, non-nucleoside reverse transcriptase inhibitors, or NNRTIs, protease inhibitors, or PIs, or entry inhibitors. Both NRTIs and NNRTIs target the reverse transcriptase enzyme, while PIs and entry inhibitors target other proteins.

NRTIs mimic natural nucleosides and are commonly referred to as nucleoside analogs. Each NRTI is an analog of one of the following naturally occurring nucleosides: 2’deoxy cytidine (cytidine), 2’deoxy thymidine (thymidine), 2’deoxy adenosine (adenosine) or 2’deoxy guanosine (guanosine). In the body, NRTIs block viral replication by interfering with the ability of reverse transcriptase to make a DNA copy of HIV RNA. This occurs because this enzyme incorporates the nucleoside analogs instead of the natural nucleosides into newly synthesized viral DNA, causing the premature termination of the DNA chain. This impairs either the synthesis or the functionality of the new viral genome, thereby suppressing viral replication. There are nine NRTIs approved by the FDA for the treatment of HIV.

NNRTIs are composed of a diverse group of compounds unrelated to nucleosides that also directly target reverse transcriptase. These drugs bind to the enzyme, causing a change in the shape of the enzyme that makes it less efficient in producing DNA. There are three NNRTIs approved by the FDA for the treatment of HIV.

PIs and entry inhibitors are the other two classes of approved HIV therapeutics. Protease is an HIV enzyme that is required to make fully mature and infectious virus. This enzyme processes the viral proteins required to create a protective protein shell that surrounds the HIV RNA. The protease inhibitor class of compounds prevents the HIV protease from making mature virus capable of infecting other cells. Entry inhibitors represent the newest class of HIV drugs to be approved by the FDA. These drugs work outside the cell by inhibiting a virus from entering and infecting the cell. There are ten PIs and one entry inhibitor approved by the FDA for the treatment of HIV.

The standard treatment for HIV infection, as recommended by the U.S. Department of Health and Human Services, includes two NRTIs combined with a third drug from another class, either an NNRTI or a protease inhibitor, to form a triple combination therapy known as Highly Active Anti-Retroviral Therapy, or HAART. The two NRTIs in HAART are usually analogs of different nucleosides. Typically, a cytidine analog is paired with a thymidine or an adenosine analog in an effort to ensure the broadest activity against viral mutations and delay the onset of drug resistance. Racivir and DFC are cytidine analogs. It has been estimated that lamivudine and emtricitabine currently are the most commonly prescribed cytidine analogs, alone or as components of fixed dose combination products.

NRTIs, NNRTIs and PIs are generally administered orally as a tablet or capsule. In addition, several of the drugs in these classes are effective when taken only once each day. In treatment-naïve individuals, a once-daily therapy has been shown to improve compliance with the prescribed treatment regimen, which leads to better treatment outcomes. To provide additional convenience, companies have developed combination therapies that combine two or more NRTIs into a single tablet or capsule. These fixed-dose combination therapies have become leaders in the HIV marketplace. We believe that the most commonly prescribed combination therapies are Combivir, which combines lamivudine and zidovudine, and Truvada, which combines emtricitabine and tenofovir disoproxil fumarate (tenofovir). In 2006, a triple-combination called Atripla was approved by the FDA, which combines tenofovir, emtricitabine and efavirenz. As patients develop resistance to their therapies, they are switched to other treatments. Increasingly, potency against drug-resistant virus becomes more important than convenience in treatment-experienced patients.

In HIV there is a class of mutations called thymidine analog mutations, or TAMs. These mutations typically confer resistance to thymidine nucleoside analogs such as zidovudine and stavudine. In addition to TAMs, other mutations include M184V, which typically confers resistance to cytidine analogs such as lamivudine and emtricitabine; K65R, which typically is associated with resistance to tenofovir; L74V, which is associated with resistance to abacavir, didanosine, and zalcitabine; and K103N, which is associated with resistance to efavirenz.

The following table describes the approved NRTIs for the treatment of HIV and their primary resistance mutations:

Brand Names	Generic Name	Chemical Name Abbreviation	Analog Type	Primary Resistance Mutations
Epivir	lamivudine	3TC	cytidine	M184V
Emtriva	emtricitabine	FTC	cytidine	M184V
Retrovir	zidovudine	AZT	thymidine	TAMs
Zerit	stavudine	d4T	thymidine	TAMs
Viread	tenofovir	TDF	adenosine	K65R, three or more TAMs
Videx/Videx EC	didanosine	ddI	adenosine	TAMs, K65R, L74V, M184V
Ziagen	abacavir	ABC	guanosine	TAMs, K65R, L74V, M184V
Hivid	zalcitabine	ddC	cytidine	TAMs, K65R, L74V, M184V

DFC was active against TAMs, M184V, K65R and L74V in preclinical studies. No resistance mutations specific to DFC have been observed to date in preclinical studies and clinical trials with DFC. Racivir’s primary resistance mutation in vitro is M184V. In our head-to-head preclinical studies, the M184V viral mutation took longer to emerge when using Racivir than lamivudine or emtricitabine.

HIV’s inherent ability to mutate results in the occurrence of about one mutation in every new virus particle produced. With over ten million virus particles produced within a 24-hour period, it is possible to observe every conceivable genetic mutation each day, although not all mutated viruses are viable. When a drug-resistant form of HIV first arises, it usually comprises a very small percentage of the HIV circulating within the blood. As the original or wild-type virus continues to be suppressed by antiviral therapy and the drug-resistant HIV continues to replicate, the mutated virus eventually becomes the dominant virus type. To reduce the likelihood of a dominant drug-resistant mutation, patients must comply with their treatment regimens; however, it has been estimated that at any given time only approximately 70% of patients strictly adhere to their therapy. Each of the FDA-approved HIV therapies is susceptible to a mutation that confers drug resistance. New drug-resistant forms of HIV continue to emerge, and as a result, new therapies to fight drug-resistant HIV will continue to be needed.

From their experience with HIV, clinicians have learned much about how to optimally treat infected patients and delay the emergence of drug-resistant virus. As previously described, HAART, the current standard of care for patients infected with HIV, is comprised of three or more drugs that are ideally directed against different targets. This approach is based on two principles. First, the onset of viral resistance can be delayed by using multiple drugs that maximally suppress viral replication, thereby making it more difficult for a virus to generate the mutations that allow for the emergence of dominant drug-resistant virus. Second, based on scientific studies, it is much more difficult for drug-resistant virus to arise in the presence of drugs that inhibit different viral targets (such as reverse transcriptase and protease).

Racivir

Racivir is an oral, once-daily cytidine nucleoside analog that we are developing as an HIV therapy for use in combination with other approved HIV drugs. Racivir contains a racemic mixture, half of which is (–) – FTC and half of which is (+) – FTC. A racemic mixture is comprised of two forms of the same chemical structure that are mirror images of each other. (–) – FTC is a chemical name abbreviation for emtricitabine, an FDA-approved HIV therapy marketed as Emtriva by Gilead, and one of the components of Truvada and Atripla, which are fixed-dose combination HIV therapies. Racivir has been generally well-tolerated in three clinical trials. In a recently completed Phase 2 clinical trial, for those patients carrying the M184V mutation and less than three thymidine analog mutations, replacing lamivudine (a component of the first treatment regimen for HIV patients, with annual sales of approximately $1 billion) with Racivir in their existing therapies caused a mean decrease in viral load of 0.7 log (80% reduction) in the second week of treatment, with 28% of these patients achieving an undetectable level of virus (less than 400 copies per milliliter) and 64% of these patients achieving at least a 0.5 log decrease (68% reduction) in viral load.

We are developing Racivir to be used with other HIV drugs for possible use in a combination therapy for patients failing their first treatment regimen and carrying the M184V mutation that commonly results from first-line therapeutic regimens containing lamivudine or emtricitabine. We expect to conduct future clinical trials that will study combination therapies that include Racivir for HIV patients receiving second-line therapy. Based on the results of our preclinical studies demonstrating activity against the HBV polymerase, we may also develop Racivir for the treatment of HBV or HIV/HBV co-infected individuals.

Clinical Development. We have completed a Phase 2 clinical trial, Study 201, to assess the safety, tolerability and antiviral effect of a 600 mg dose of Racivir head-to-head against lamivudine in HIV-infected, treatment-experienced patients with the M184V mutation who have been on lamivudine therapy. The study was a randomized, double-blind, placebo-controlled, multicenter study of 54 patients in the United States, Argentina, Mexico and Panama. Patients were randomized into two groups: one receiving Racivir instead of lamivudine in their existing therapies, and one continuing on a current lamivudine-containing therapy without any change. The study entry criteria included patients who were failing a HAART regimen. Specifically, participants were required to have received lamivudine as part of their antiviral therapy for the previous 60 days, to carry the M184V HIV mutation, and to have an HIV RNA viral load of greater than or equal to 2,000 viral copies per milliliter of blood plasma. The study had a blinded treatment period of up to 28 days, followed by an open label treatment period of up to 20 weeks. Patients are subsequently being followed for an additional four weeks after the conclusion of the study treatment periods. The goal of this study was to evaluate the benefit of Racivir in patients carrying the M184V mutation by replacing lamivudine with Racivir in existing therapies.

In this study, 42 subjects were randomized to receive either Racivir (n=26) in place of lamivudine or to continue with lamivudine (n=16) in a double-blind manner for 28 days. HIV viral loads and genotypes were determined at baseline (mean viral load = 4.1 log) and throughout the study. After the blinded treatment period, subjects were allowed to continue Racivir in an open label manner with or without optimized background therapy for an additional 20 weeks, based on their primary care physicians’ advice. After 28 days of blinded treatment, the mean viral load rose by 0.13 log (a 34.9% increase) in the lamivudine group and dropped by 0.4 log (60.2% reduction) in the Racivir group (p=0.02). A subset analysis of the Racivir-treated group revealed that the change in viral load was largely due to a positive antiviral response in subjects who had an HIV mutation pattern that included M184V and less than 3 thymidine analog mutations with or without NNRTI or PI mutations. In this subset of patients (n=14), replacing lamivudine with Racivir in their existing therapies caused a mean drop in viral load of 0.7 log (80% reduction, p=0.004) in the second week of treatment, with 28% of these patients achieving an undetectable level of virus (less than 400 copies per milliliter) and 64% of these patients achieving at least a 0.5 log (68%) drop in viral load. No serious adverse events attributed to therapy were noted in either group over the 28 days.

In summary, Racivir demonstrated antiviral activity in patients harboring HIV with the M184V mutation and less than three thymidine analog mutations. These patients have genotypes consistent with first-line therapy failure and may be candidates for second line treatment regimens that contain Racivir. Future studies will be designed to explore this potential use of Racivir in a combination therapy for second-line therapy.

We have conducted a Phase 1 clinical trial with Racivir as a single agent and a Phase 1 clinical trial, Study 101, with Racivir in combination with two FDA-approved therapies for the treatment of HIV infection. Racivir was shown to be generally well-tolerated in both studies. In Study 101, Racivir was tested at 200, 400 and 600 mg doses against lamivudine once daily for 14 days in combination with stavudine and efavirenz in 32 HIV-infected, treatment-naïve individuals. In this study, mean viral loads of 4.7 log to 4.85 log were reduced by approximately 99% on average by day 14 at all dose levels and in the lamivudine control arm. In this study, replacing lamivudine with Racivir did not affect the efficacy of stavudine and efavirenz. The purpose of the Phase 1 study was to assess the safety of Racivir and was not designed to provide statistical evidence of efficacy. Therefore, a “p” value measuring the statistical significance of this viral load reduction was not calculated.

Preclinical Development. In cell-based assays, Racivir was active against HIV and HBV, and no toxicity was observed. In preclinical safety studies, Racivir was generally well-tolerated in rats and dogs when dosed orally once daily. No toxicity was observed in rats and dogs at dose levels representing 125 times and 12.5 times higher, respectively, than those used in humans. Racivir has also shown activity against HIV and HBV in animal models.

In collaboration with the National Institutes of Health, or the NIH, we compared the activity of Racivir to emtricitabine against common HIV mutations in a head-to-head laboratory study and observed that both Racivir and emtricitabine were similarly active in inhibiting naturally occurring HIV, as well as viruses containing the T215Y (which is one of the TAMs), K65R, and other drug-resistant mutations. In this laboratory study, Racivir lost activity against viruses containing the M184V mutation, but to a lesser degree than emtricitabine. In other head-to-head preclinical studies, we evaluated Racivir’s potency, cytotoxicity and time to selection of resistant mutants. We observed that +FTC has potent antiviral activity, although it is approximately 10-fold less potent than -FTC. Neither -FTC or +FTC demonstrated cytotoxicity, and it was shown in vitro that -FTC selected for the M184V mutation in 9 weeks, +FTC selected for the T215Y mutation in 17 weeks and Racivir selected for the M184V mutation in 14 weeks. We believe that the +FTC component of Racivir is delaying the selection of M184V by Racivir, while maintaining overall potency and a lack of toxicity.

DFC

DFC is an oral, once-daily cytidine nucleoside analog that we are evaluating for the treatment of HIV. In clinical and preclinical studies, DFC was active against most viruses containing drug-resistant mutations arising from the use of Viread, Epivir, Emtriva, Retrovir and others. DFC may potentially be used as a therapy for treatment-experienced individuals when taken in combination with other drugs, because it may be active against viruses containing the M184V, K65R, L74V and TAMs mutations that arise after prolonged therapy. While preclinical and early clinical studies showed DFC to be generally well-tolerated, more recent studies have shown DFC to be associated with increases in pancreatic enzymes.

Clinical Development. We had been developing DFC in collaboration with Incyte Corporation until April 3, 2006, when Incyte announced its decision to discontinue its development of DFC. Incyte has now terminated our license agreement and returned its rights related to DFC to us. As a result of this termination, we will no longer be eligible to receive milestone payments or royalties from Incyte with respect to DFC, and we will be solely responsible for any additional expenses that we may incur in connection with the development of DFC. We are analyzing the preclinical and clinical data on DFC generated by Incyte. Based on our preliminary review of the data provided to us, we believe further analysis of the merits of continuing to develop DFC is warranted.

Results of prior clinical trials do not provide enough evidence to support an NDA filing with the FDA and additional trials will be needed. Results of our ongoing trials and any future trials we may conduct may not corroborate earlier results.

Incyte made its decision after observing an increased incidence of grade 4 hyperlipasemia in the rollover portion of a Phase 2b clinical trial. Hyperlipasemia can be a marker of pancreatic inflammation. In Study 901, 69 patients received 200 mg once-daily doses of DFC. There was no placebo or comparator drug arm to act as a control to help differentiate the effects of DFC from other factors. Of the 69 patients receiving the 200 mg dose not treated with didanosine, 8 (12%) experienced grade 4 hyperlipasemia. 48 of these patients were receiving 3TC or FTC concurrently with DFC, and 20 patients were not receiving 3TC or FTC. Of the 48 patients receiving 3TC or FTC, one (2.1%) experienced grade 4 hyperlipasemia. Of the 20 patients not receiving 3TC or FTC, 7 (35%) experienced grade 4 hyperlipasemia. Incyte based its decision to discontinue development of DFC on its observation of the increase in frequency of grade 4 hyperlipasemia in patients not being treated with 3TC or FTC. However, for 6 of these 7 patients, we believe, based on our preliminary analysis of case histories, that pre- existing conditions may have contributed to their hyperlipasemia. One of these 7 patients had a history of pancreatitis, two others had a history of hepatitis, one other had a history of uncontrolled diabetes, one other experienced a significant elevation of liver enzymes (ALT) and one other had a history of hypertriglyceridemia and abdominal lipoatrophy. All of these pre-existing conditions have been associated with hyperlipasemia.

In December 2005, Incyte completed Study 203, a double-blind, placebo-controlled Phase 2b clinical trial evaluating the safety, tolerability and virological effect of 50, 100 and 200 mg once-daily doses of DFC in 199 treatment-experienced HIV-infected patients who were failing their current therapies. This 24-week study enrolled patients who had been infected with more than one drug-resistant form of HIV, including HIV with the M184V, TAMs and K65R mutations. This study included a two-week treatment period with DFC or placebo as an add-on treatment to the failing therapy, followed by up to 14 weeks of treatment with DFC or placebo as part of an optimized regimen, at which time the patient’s dose was selected for an additional eight weeks of optimized treatment. An optimized regimen includes antiviral therapeutics that were selected based on data from resistance testing. The purpose of this study was to select a dose for Phase 3 clinical trials and to evaluate the safety and tolerability of DFC.

Incyte reported to the FDA that the first 16-week results of this study, summarized in the table below, showed that the 52 patients who received the 200 mg dose of DFC as an add-on therapy in either an optimized or non-optimized regimen achieved a mean 1.2 log drop (94% reduction) in viral load versus a 0.8 log drop (84% reduction) for the patients receiving placebo. In this group, 44% of the treated patients achieved more than a 1.0 log drop (90% reduction) in viral load versus 34% of the patients receiving placebo.

A retrospective analysis of the 16 week efficacy data showed that a subset of 14 patients receiving the 200 mg dose of DFC and who were not receiving Epivir or Emtriva (two approved cytidine analogs) in their background regimen achieved a 1.3 log drop (95% reduction) in viral load versus a 0.7 log drop (80% reduction) for the placebo group. In this group, 71% of the treated patients achieved more than a l.0 log drop (90% reduction) in viral load versus 27% of the patients receiving placebo.

Some patients treated with DFC had an elevation of lipase (hyperlipasemia) up to the Grade 4 level. Grade 4 hyperlipasemia in the absence of any clinical symptoms occurred primarily in patients receiving DFC in combination with ddI (Videx). During 24 weeks of therapy, asymptomatic increases in serum lipase to greater than 5 times the upper limit of the normal range (Grade 4) were seen in 44% of patients receiving 200 mg DFC with ddI. In the absence of ddI, Grade 4 hyperlipasemia occurred in 5.4% of patients receiving the 200 mg dose of DFC versus 2.6% of patients receiving placebo. Based on the data from this study, it appeared that the 200 mg dose of DFC, when used without ddI, was generally well tolerated.

Study 203: 16-week Efficacy Results (1)

Group	Decrease in Viral Load		% > 1 log Decrease
	Placebo	200 mg	Placebo	200 mg
All Patients	-0.8 N=47	-1.2 N=52	34% N=47	44% N=52

Subgroup of All Patients with No Epivir or Emtriva in background treatment regimen	-0.7 N=11	-1.3 N=14	27% N=11	71% N=14

(1)	Results are shown on a Last Observation Carried Forward basis (LOCF)

Based on these results, the FDA requested that Incyte conduct another Phase 2b trial to provide additional data to support the efficacy and safety of DFC in patients not receiving Epivir, Emtriva or Videx prior to beginning Phase 3 trials. Prior to the start of this new trial, Incyte announced its decision to discontinue its development of DFC.

In February 2004, we completed a Phase 2a multiple dose clinical trial using DFC in 30 treatment-naïve and 10 treatment-experienced HIV-infected individuals measuring pharmacokinetics, safety and efficacy. In this double-blind, placebo-controlled trial, no serious drug-related adverse events were reported. After ten days of oral, once-daily monotherapy at the 200 mg dose, all eight (or 100%) of the patients receiving DFC achieved greater than a 95% reduction in HIV RNA. Seven or (87.5%) of these patients had viral load reduced to undetectable levels. In addition, the eight treatment-experienced patients receiving DFC experienced an average 84% decrease in viral load after ten days, despite on average having failed more than five previous therapeutic regimens, including, but not limited to, Epivir, Retrovir and Viread.

An earlier Phase 1 clinical trial in 18 HIV-infected patients measured pharmacokinetics, safety and tolerance of a single dose. The data demonstrated a statistically significant antiviral effect of a 64% reduction in viral load after a single dose. When DFC was administered orally at doses from 10 to 200 mg, there was rapid absorption of the compound and the target peak concentration levels of the product candidate in the individual’s blood were achieved with a dose as low as 100 mg.

Preclinical Development. In laboratory studies, DFC, at low doses, was shown to be a highly active and selective inhibitor of HIV, with no significant toxicity in human cells. Unlike many other nucleoside analog inhibitors of HIV reverse transcriptase that have been approved for the treatment of HIV, DFC exhibited no effect on bone marrow cells or mitochondrial toxicity at clinically significant concentrations. A concentration of 1.14 mcg/m of DFC in a laboratory study suppressed viruses that are resistant to other nucleoside analogs.

Our Research Programs

We have a library of cataloged nucleoside analogs, as well as several other chemically diverse antiviral, anticancer and antibacterial compounds. This library is the result of substantial collective effort, and we continue to enhance the compound library’s value through the addition of new compounds. We screen potential new targets against this library as a means of identifying promising chemical compounds to pursue for further development. We use preclinical discovery and development technologies and viral and cellular assays that we believe form a reasonable basis for anticipating clinical results. Developing additional compounds to treat HCV, HBV and HIV is the primary focus of our nucleoside research and development activities.

Collaborations and Licensing Agreements

Bukwang Pharm. Co., Ltd.

Bukwang Pharm. Co., Ltd. is a pharmaceutical, oral hygiene, and cosmetics company based in Seoul, Korea. On December 28, 1995, Bukwang entered into an exclusive, worldwide license agreement with the University of Georgia Research Foundation, or UGARF, and Yale University to develop and commercialize clevudine. On June 23, 2005, Bukwang granted us exclusive rights to develop, manufacture, and market clevudine in North America, Europe, Central and South America, the Caribbean, and Israel. Bukwang retained rights to the rest of the world, excluding those Asian territories that were licensed to Eisai Pharmaceuticals in November 2004. The agreement permits us to sublicense these rights, without Bukwang’s consent, to any of the top one hundred pharmaceutical companies based on sales ranked by IMS.

We paid Bukwang an up-front payment of $6.0 million and may pay up to an aggregate of $24.0 million in milestone payments related to development, regulatory and commercialization events, as well as future royalties on net sales, including a minimum royalty obligation in certain years. Other than the up-front payment, we have made no payments through December 31, 2006 to Bukwang under this agreement. We have the right to use the clinical data generated by Bukwang or Eisai, as well as all historical data collected by the prior licensee, Triangle Pharmaceuticals (acquired by Gilead Sciences in 2003) or Gilead Sciences. We will be responsible for conducting any future clinical trials, regulatory filings, and the commercialization of clevudine in our territories. Bukwang and Eisai are responsible for all ongoing clinical trials, regulatory filings, and the commercialization of clevudine in their respective territories. Subject to the rights of any third party, including Gilead, we granted Bukwang a right of first refusal for Racivir for the treatment of HBV in Korea, the royalties for which would be based on net sales, and without any license fee or milestone obligations.

With respect to patents owned by Bukwang, we are primarily responsible for the patent prosecution and maintenance activities with respect to the licensed patent applications and patents in our licensed territories, at our expense. With respect to the licensed patent applications and patents owned by the primary licensors, UGARF and Yale University, the primary licensors are primarily responsible for the patent prosecution and maintenance activities with respect to the licensed patents, while we are afforded reasonable opportunities to advise the primary licensors on, and cooperate with the primary licensors in, such activities. Under the primary license agreement, Bukwang and the primary licensors agreed that in the event of any suspected infringement, (i) Bukwang and the primary licensors may first agree to institute suit jointly, (ii) in the absence of such agreement, the primary licensors may institute suit, and (iii) in the absence of agreement and if the primary licensors do not institute suit, then Bukwang may institute suit. Bukwang granted us the sole right to exercise its enforcement rights with respect to our territories.

Our collaboration and license agreement with Bukwang will terminate on a country-by-country basis upon the expiration of the last to expire of the licensed patents, including any renewals or extensions, or the invalidation of such patents. The last expiration of these patents is scheduled to occur in March 2022. In the event that there are no valid patent claims in a country, the agreement will terminate with respect to that country in 2015. We may terminate the agreement by providing written notice to Bukwang six months prior to termination. In addition, either party may terminate the agreement if the other party commits a material breach of the agreement that is not timely cured. In the event of termination at will by us or for our breach, we must license or transfer to Bukwang all regulatory filings, trademarks, patents, preclinical and clinical data related to this agreement. In the event of termination for Bukwang’s breach, Bukwang must license or transfer to us all patents, know-how, and manufacturing processes related to this agreement.

University of Georgia Research Foundation, Inc. and Yale University

As part of the collaboration and license agreement with Bukwang, we sublicensed certain patents and technology related to clevudine. On June 23, 2005, we, along with UGARF and Yale University, signed a memorandum of understanding with regard to the patents and technology related to clevudine that had been exclusively licensed to Bukwang, and which we currently sublicense from Bukwang. The memorandum of understanding provides that UGARF and Yale will grant us a license to these patents and technology in the event that the primary license with Bukwang is terminated, under substantially the same terms as the primary license with Bukwang, including term, termination and financial provisions, provided that the reason for such termination does not relate to any breach of our sublicense by us or on our behalf. We made no up-front payments to UGARF or Yale University in connection with this agreement. The memorandum of understanding contains no stated termination date.

Incyte Corporation

On September 3, 2003, we entered into a collaboration and license agreement with Incyte to develop and commercialize DFC. On April 3, 2006, Incyte announced its decision to discontinue its development of DFC. Incyte has subsequently terminated our license agreement and returned its rights related to DFC to us. We are analyzing the clinical data on DFC generated by Incyte and will decide on the next steps for further development of DFC after we have completed this analysis.

Hoffmann-La Roche Inc.

Hoffmann-La Roche Inc. is the U.S. affiliate of F. Hoffmann-La Roche Ltd, a Swiss company (collectively Roche). In October 2004, we entered into a collaboration and license agreement with Roche to develop PSI-6130, its pro-drugs and chemically related nucleoside polymerase inhibitors for all indications, including the treatment of chronic HCV infections. Roche paid us an up-front payment of $8.0 million. Roche has also agreed to make milestone payments to us for PSI-6130 or a pro-drug of PSI-6130, including R7128, of up to an aggregate of approximately $105 million, assuming successful development and regulatory approval in Roche’s territories. In addition, we will receive royalties paid as a percentage of total annual net product sales, if any, and we will be entitled to receive up to $30 million of one-time performance payments should net sales from the product exceed specified thresholds. Under this collaboration, Roche will reimburse us for all of the currently expected external expenses (up to $4.5 million) associated with, and we will be responsible for, certain preclinical work, the IND filing, and the initial clinical trial. Roche will fund all of the expenses of, and be responsible for, other preclinical studies, future clinical development and commercialization of R7128. In addition to the $8.0 million up-front payment, we have received payments of $12.5 million from Roche under this agreement as of December 31, 2006.

We granted Roche worldwide rights, excluding Latin America and Korea, to which we refer as our retained territory, to PSI-6130 and its pro-drugs and derivatives. With respect to our retained territory, we may grant rights to a third party to distribute, promote, market or sell a product covered by this collaboration agreement, so long as we first offer these rights to Roche, subject to certain exceptions. We retained certain co-promotion rights in the United States, including the right to market and promote products comprising these compounds to physicians who treat HIV patients. We will be required to pay to Roche royalties on our net product sales, if any, in the territories we have retained.

We also granted Roche an option to license from us additional nucleoside polymerase inhibitors related to PSI-6130 and its pro-drugs and other product candidates developed through our research collaboration. We will continue to discover, develop and retain worldwide rights to ongoing and future HCV programs unrelated to the Roche collaboration.

With respect to patents owned by us that are the subject of this collaboration, we have the right to prosecute, maintain, enforce and defend these patents, while Roche has the same right with respect to certain designated territories if we choose not to exercise our rights. With respect to Roche’s patents that are the subject of this collaboration, Roche has the right to prosecute, maintain, enforce and defend these patents, while we have the same right with respect to certain designated territories if Roche chooses not to exercise its rights. With respect to joint patents that are the subject of this collaboration, Roche and we are each responsible for prosecuting, maintaining, enforcing and defending those joint patents in our respective territories. Subject to certain exceptions, we have agreed to share with Roche any damages, monetary awards and other amounts recovered, after costs and expenses, in connection with patent litigation related to this collaboration.

This agreement will terminate once there are no longer any royalty or payment obligations. Additionally, Roche may terminate the agreement in whole or in part by providing six months’ written notice to us. Provided that Roche has not terminated the agreement, our royalty obligations under this agreement terminate on a product-by-product and country-by-country basis upon either the expiration of the last to expire patent that covers a licensed compound in each country, or ten years from the launch of such licensed compound in such country, whichever occurs later. Otherwise, either party may terminate the agreement in whole or in part in connection with a material breach of the agreement by the other party that is not timely cured. In the event of termination, Roche must assign or transfer to us all regulatory filings, trademarks, patents, preclinical and clinical data related to this collaboration.

In conjunction with the collaboration and license agreement, Hoffman-La Roche Inc. purchased $4.0 million in shares of our convertible preferred stock and received warrants to purchase up to an additional $6.0 million in shares of our convertible preferred stock. These warrants were issued with an exercise price of $12.75 per share and expired on October 26, 2006. See “Description of Capital Stock” for more information.

Emory University

Emory University is a non-profit Georgia corporation located in Atlanta, Georgia. In December of 1998, we entered into two licensing arrangements with Emory University related to the active pharmaceutical ingredients in DFC and Racivir.

DFC. On December 30, 1998, Emory University granted us an exclusive license to make, have made, use, import, offer for sale and sell medical products based on a compound now known as DFC, including certain of its analogs and derivatives. As part of the consideration for this agreement, we issued to Emory University 66,667 shares of our redeemable common stock valued at $1.50 per share and agreed to pay Emory University royalties as a percentage of net product sales and up to an aggregate of $1.0 million in future marketing milestone payments. Beginning in the second year after New Drug Application, or NDA, registration, these royalties are subject to specified minimums. The agreement permits us to sublicense these rights, subject to Emory University’s prior written consent, provided that we pay a percentage of milestone and royalty payments that we receive from a sublicensee. In September 2003, we sublicensed the rights to DFC in certain territories to Incyte, under a collaboration and license agreement, which is being terminated as described above.

Emory University is primarily responsible for the patent prosecution and maintenance activities pertaining to the licensed patents, while we are afforded reasonable opportunities to advise Emory University on, and cooperate with Emory University in, such activities. In the event of any suspected infringement, (i) we and Emory University may first agree to institute suit jointly, (ii) in the absence of such agreement, Emory University may institute suit, and (iii) in the absence of agreement and if Emory University does not institute suit, then we may institute suit.

Our agreement with Emory University will expire upon the expiration of all licensed patents. The last expiration of these patents is scheduled to occur in April 2020. Emory University has the right to terminate the agreement if we fail to make required payments or reports when due, if we become insolvent or bankrupt, or if we materially breach the agreement. To exercise this right, Emory University must give us 60 days’ written notice, after which time the agreement automatically terminates unless we have cured the breach. We have the right to terminate the agreement at our sole discretion on three months’ written notice. We have the right to grant sublicenses, subject to Emory University’s prior written consent.

Racivir. On December 8, 1998, Emory University granted us an exclusive, worldwide license pursuant to the Racivir License Agreement to make, have made, use, import, offer for sale and sell drug products based on a specified range of mixtures of (–) – FTC and (+) – FTC, or enriched FTC, which includes the mixture that we are developing as Racivir. As part of the consideration for this agreement, we issued to Emory University 66,667 shares of our redeemable common stock valued at $1.50 per share, and agreed to pay Emory University royalties as a percentage of net product sales. We subsequently issued to Emory University an additional 13,307 shares of our redeemable common stock valued at $4.95 per share pursuant to an anti-dilution provision in our agreement. We may also pay Emory University up to an aggregate of $1.0 million in future marketing milestone payments. Beginning in the second year after New Drug Application, or NDA, registration, these royalties are subject to specified minimums. The agreement permits us to sublicense these rights under certain circumstances, provided that we pay a percentage of milestone and royalty payments that we receive from a sublicensee.

Emory University is primarily responsible for the patent prosecution and maintenance activities pertaining to the licensed patent applications and patents, while we are afforded, pursuant to the Emory/Gilead License Agreement, reasonable opportunities to advise Emory University on, and cooperate with Emory University in, such activities. Pursuant to the Emory/Gilead License Agreement, in the event of any suspected infringement, (i) we and Emory University may first agree to institute suit jointly, (ii) in the absence of such agreement, Emory University may institute suit, and (iii) in the absence of agreement and if Emory University does not institute suit, then we may institute suit.

The agreement will expire upon the expiration of all licensed patents. The last expiration of these patents is scheduled to occur in November 2020. Emory University has the right to terminate the agreement if we fail to make required payments or reports when due, if we become insolvent or bankrupt, or if we materially breach the agreement. To exercise this right, Emory University must give us 60 days’ written notice, after which time the agreement automatically terminates unless we have cured the breach. We have the right to terminate the agreement at our sole discretion on three months’ written notice.

In the Emory/Gilead License Agreement, Emory University previously had granted a right of first refusal to Gilead that is applicable to any license or assignment relating to enriched FTC (which includes Racivir). The terms of this right of first refusal contains an exception permitting Emory University to license or assign its rights in respect of enriched FTC to a permitted transferee, which includes any of the inventors (which included two of our founders) or to any corporate entity formed by or on behalf of the inventors for purposes of clinically developing enriched FTC so long as the licensee agrees in writing to be bound by the terms of Gilead’s right of first refusal to the same extent as Emory University. Our license to Racivir was granted to us by Emory University pursuant to this exception and therefore we are bound by the terms of Gilead’s right of first refusal to the same extent as Emory University. The terms of this right of first refusal as set forth in the Emory/Gilead License Agreement require that, prior to the entry into any license or assignment agreement with a third party relating to any of Emory University’s rights in respect of enriched FTC, Emory University shall notify Gilead of the terms of the proposed agreement and provide a copy of the proposed agreement to Gilead together with all data and information in Emory University’s possession relating to enriched FTC and its use as a therapeutic agent. Gilead has 30 days to accept or decline the offer. Although Emory University considers Pharmasset to be a permitted transferee under the Emory/Gilead License Agreement, Emory University has subsequently taken the position that its grant of commercialization rights (i.e., the rights to offer for sale and sell Racivir) to us exceeded the rights that were permitted to be granted to a permitted transferee under its agreement with Gilead. While we believe that Gilead is aware of the Racivir license agreement through both Pharmasset’s and Emory University’s communications with Gilead, Gilead has not contacted us regarding its interpretation of the terms of the Racivir license agreement.

In March 2004, we entered into a supplemental agreement with Emory University in which we and Emory University agreed that, prior to any commercialization of enriched FTC by us, or by any licensee or assignee of our rights under the Racivir License Agreement, we and Emory University would adhere strictly to the terms of the right of first refusal granted to Gilead in the Emory/Gilead License Agreement and offer to Gilead the same terms and conditions under which we, our licensee or our assignee, propose to commercialize enriched FTC. The supplemental agreement also outlines a procedure by which Emory University and we would jointly offer the terms of a proposed license and commercialization agreement between us and a third party to Gilead after Emory University has the opportunity to approve them. Therefore, before we could enter into a commercialization agreement for Racivir with a third party or commercialize Racivir on our own, we would be required to offer Gilead the opportunity to be our commercialization partner on the same terms on which we intend, or our prospective partner intends, to commercialize Racivir. It is uncertain whether a third party would be willing to negotiate the terms of a commercialization agreement with us knowing that Gilead can take their place as licensee by accepting the negotiated terms and exercising its right of first refusal.

These uncertainties related to our commercialization rights may result in our being prevented from obtaining the expected economic benefits from developing Racivir. In addition, we could become involved in litigation or arbitration related to our commercialization rights to Racivir in the future.

Apath, LLC

Apath, LLC is a Missouri company that is engaged in the commercial application of molecular virology and viral genetics. On October 18, 2000, as amended on January 30, 2004, Apath granted us a non-exclusive right to use its HCV Replicon technology for the design, discovery, development and commercialization of compounds inhibiting HCV in humans. The agreement required us to pay Apath royalties on sales of compounds discovered using this technology, and on any consideration received by us from a licensee of such compounds. Although this agreement is not related to the development of a specific product candidate, we used this technology in our development of PSI-6130.

We do not have the right to advise or to consult with Apath regarding the prosecution or maintenance of the licensed patent rights. We are one of several sublicensees of the licensed patents and have no rights to enforce such patents.

This agreement was terminated on August 26, 2005, on which date we entered into a new agreement with Apath. Under the terms of the new agreement, we paid Apath a one-time sublicense fee of $550,000, and an annual maintenance fee of $75,000, subject to annual renewals, retroactive to October 18, 2000. Going forward, we will only pay the annual maintenance fee for any year for which we choose to renew this agreement, and we will have no other financial obligations to Apath in connection with the design, discovery, development and commercialization of compounds inhibiting HCV in humans.

This agreement expires on the date of expiration of the last-to-expire U.S. patent in the licensed patent rights. The last expiration of these patents is scheduled to occur in March 2018. Apath retains no rights to the compounds we discover, and they will receive no payments for any of the compounds we discover. We are entitled to sublicense these compounds to a third party without Apath’s permission or consent. We may terminate the agreement for any reason or no reason by giving Apath 30 days’ prior written notice without any penalties. Apath is entitled to terminate the contract, but only should we breach the agreement, on 30 days’ notice in the event of any uncured breach.

Primagen

On April 24, 2003, we granted Primagen an exclusive, worldwide license to commercialize our novel mitochondrial detection and toxicity technology. Primagen designs, develops and commercializes molecular tests. Primagen paid us an up-front fee of $25,000 and has paid us a patent and research recovery fee of $25,000 and has agreed to pay royalties on net sales of its mitochondrial toxicity testing kits and services, which Primagen is currently selling, and up to $100,000 in patent and research recovery fees. As of December 31, 2006, Primagen has paid us royalties of $103,665. Primagen is responsible for all development and commercialization costs associated with this product. We are primarily responsible for the patent prosecution and maintenance activities pertaining to the licensed patent applications and patents in consultation with Primagen. In the event of any suspected infringement, Primagen has the exclusive right to initiate and prosecute any enforcement action concerning the licensed technology. If Primagen decides not to prosecute any enforcement action, then we reserve the right to prosecute such action. Our agreement with Primagen will continue until the end of all obligations of Primagen, or the last to expire patent right, whichever is earlier. The last expiration of these patents is scheduled to occur in October 2021. Either party has the right to terminate the agreement for cause upon the occurrence of bankruptcy, insolvency, dissolution, or winding up of the other Party and Primagen has the right to terminate this agreement and/or the licenses granted thereunder in its entirety, with respect to any one or more countries, or with respect to one or more technology rights upon 120 days prior written notice.

RFS Pharma LLC

As of February 10, 2006, we entered into a license agreement with RFS Pharma LLC to pursue the research, development and commercialization of an antiviral nucleoside analog product candidate called dioxolane thymine (DOT). Dr. Schinazi is a related party of Pharmasset because as of December 31, 2006, he and his affiliates beneficially owned 24.0% of our outstanding common stock and 14.0% of our outstanding Series A preferred stock, representing approximately 18.8% of our outstanding common stock on an as converted basis, or approximately 14.8% after giving effect to this offering. Dr. Schinazi is the founder and majority stockholder of RFS Pharma LLC and is a named inventor of DOT. Under this agreement, we paid to RFS Pharma LLC an upfront payment of $400,000 and we may also pay up to an aggregate of $3.9 million in future milestone payments, as royalties on future sales, and expense reimbursements for reasonable out-of-pocket costs incurred by RFS Pharma LLC in assisting Pharmasset in complying with all regulatory obligations, for certain orders of DOT by RFS Pharma LLC and, upon obtaining regulatory approval for the sale of a product containing DOT in one of the countries listed below, for certain administrative costs and expenses associated with RFS Pharma’s performance of its obligations under the license agreement. For the first five years after we initially sell a product containing DOT in any of the U.S., Japan, China, Germany, France, Great Britain, Italy or Spain, we have agreed to pay minimum royalty payments. To date, other than the initial upfront payment we have paid a total of $49,989 to RFS Pharma LLC under these provisions. Additionally, this license agreement provided for the purchase of specified amounts of DOT by the company from RFS Pharma LLC for $82,000. With respect to licensed patent applications and patents owned by the primary licensors which claim DOT, the primary licensors, UGARF and Emory University, are primarily responsible for the prosecution and maintenance activities. With respect to licensed patent applications and patents owned by RFS Pharma LLC which claim DOT, RFS Pharma LLC is primarily responsible for the prosecution and maintenance activities through patent counsel reasonably acceptable to us. Under the primary license agreement, RFS Pharma LLC and the primary licensors agreed that, in the event of any suspected patent infringement, (i) RFS Pharma LLC and the primary licensors may first agree to institute suit jointly, (ii) in the absence of such agreement, RFS Pharma LLC may institute suit, and (iii) in the absence of agreement and if RFS Pharma does not institute suit, then the primary licensors may institute suit. RFS Pharma LLC granted us all its enforcement rights under the primary license agreement. We may terminate the license agreement on a country-by-country basis and/or product-by-product basis or in its entirety at any time upon 30 days advance written notice to RFS Pharma LLC prior to the launch of any licensed product, or upon 180 days advance written notice to RFS Pharma LLC following the launch of any licensed product. Additionally, upon a material breach of this agreement by either party, if the breaching party fails to cure the material breach during a 90 day period after notice of the breach has been provided, then the non-breaching party may terminate the agreement on a country-by-country or product-by-product basis with respect to the country(ies) and licensed product(s) to which the breach relates. The license agreement may also terminate on a country-by-country and licensed product-by-licensed product basis upon the expiration of the obligation to pay royalties on the sale of each licensed product in such country. Such royalties shall be payable for so long as there exists in such country a valid claim of an issued patent covering a licensed product, or, if longer, the term of the license agreement among UGARF, Emory University and RFS Pharma LLC with respect to such licensed product in such country.

Manufacturing and Supply

We do not have our own manufacturing capabilities and we rely on third-party manufacturers for supply of the active pharmaceutical ingredients, or APIs, we use in our preclinical studies and clinical trials. We do not expect to establish our own manufacturing facilities and we will continue to rely on third-party manufacturers to produce commercial quantities of any drugs that we market.

We do not have a sufficient quantity of clevudine for our planned Phase 3 clinical trials, and we will need to procure additional supplies of clevudine to complete those trials. We are negotiating an agreement for the manufacture of clevudine with a supplier that manufactured clevudine used in previous clinical trials, however our negotiations are ongoing and we have not entered into a definitive agreement with this potential supplier. If we obtain marketing approval for clevudine, we will need to procure additional commercial supplies of clevudine from qualified third-party manufacturers.

We will need to procure additional supplies of R7128 to complete our future preclinical studies and clinical trials. Roche is supplying R7128 for our current preclinical studies and clinical trials. We are currently in the process of identifying and evaluating the qualifications of a potential second supplier that could manufacture R7128.

We will need to procure additional supplies of Racivir to complete our future preclinical studies and clinical trials. We are currently in the process of identifying and evaluating the qualifications of potential suppliers that could manufacture Racivir, including the company that manufactured our current supply of Racivir; however, we have not yet entered into a definitive supply agreement with any company.

Incyte was responsible for the clinical trials of DFC and for obtaining sufficient supply of DFC for its trials. If we conduct our own clinical trials of DFC, we will need to establish our own source of supply of DFC.

In the past we have relied on contract manufacturers specializing in nucleoside chemistry to provide us with drug product. The company that manufactured our current supply of Racivir and PSI-6130 made a $1.5 million equity investment in us in 1999. All of the materials required for the manufacture of our product candidates are currently available from more than one qualified source. In the future, we intend to bolster our internal process research capabilities to facilitate the production of kilogram quantities of drug material for use in preclinical studies and early clinical trials.

Government Regulation

Regulation by governmental authorities in the United States and other countries is a significant factor in the development, manufacture and marketing of pharmaceutical products and in ongoing research and development activities. Government authorities in the United States at the federal, state, and local levels and foreign countries extensively regulate, among other things, the research, development, testing, manufacture, labeling, promotion, advertising, distribution, sampling, marketing, and import and export of pharmaceutical products, biologics, and medical devices. All of our products will require regulatory approval by governmental agencies prior to commercialization. Various federal, state, local and foreign statutes and regulations also govern testing, manufacturing, safety, labeling, storage and record-keeping related to such products and their marketing. The process of obtaining these approvals and subsequent process of maintaining substantial compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. In addition, these statutes, rules, regulations and policies may change and our products may be subject to new legislation or regulations.

Pharmaceutical Regulation in the United States

In the United States, drugs are subject to rigorous regulation by the FDA. The Federal Food, Drug and Cosmetic Act, or the FDCA, and other federal and state statutes and regulations govern, among other things, the research, development, testing, safety, effectiveness, manufacture, quality control, storage, record keeping, labeling, promotion, marketing, and distribution of pharmaceutical products. The failure to comply with the applicable regulatory requirements may subject a company to a variety of administrative or judicially imposed sanctions. These sanctions could include FDA’s refusal to approve pending applications, withdrawals of approvals, clinical holds, warning letters, product recalls, product seizures, total or partial suspension of our operations, injunctions, fines, civil penalties or criminal prosecution. The FDA also administers certain controls over the export of drugs and biologics from the United States.

The steps ordinarily required before a new drug product may be marketed in the United States include preclinical laboratory tests, animal tests and formulation studies, the submission to the FDA of a notice of claimed exemption for an IND, which must become effective before clinical testing may commence, and adequate and well-controlled clinical trials to establish the safety and efficacy of the drug for each indication for which FDA approval is sought. The following paragraphs provide a general overview of the development and approval process for a new drug.

Preclinical Phase. Preclinical tests include laboratory evaluation of product chemistry, formulation and stability, as well as studies to evaluate toxicity in animals. The results of preclinical tests, together with manufacturing information and analytical data, are submitted as part of an IND application to the FDA. If a company wants to test a new drug in human patients, an IND must be prepared and filed with the FDA to request FDA authorization to begin human testing of the drug. The IND application automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises concerns or questions about the adequacy of the preclinical studies, the preclinical product characterization and/or the proposed conduct of the clinical trial, including concerns that human research subjects will be exposed to unreasonable health risks. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. The submission of an IND may not result in FDA authorization to commence a clinical trial. A separate supplemental submission to an existing IND must also be made for each successive clinical trial conducted during product development, and the FDA must review each supplemental IND before each clinical trial can begin. Furthermore, an independent institutional review board, or IRB, for each medical center proposing to conduct the clinical trial must review and approve the plan for any clinical trial before it commences at that center, and the IRB must monitor the study until completed. The FDA, the IRB or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk. Clinical testing also must satisfy extensive Good Clinical Practice, or GCP, regulations and regulations for obtaining informed consent from the study subjects.

Certain preclinical tests must be conducted in compliance with the FDA’s good laboratory practice regulations and the United States Department of Agriculture’s Animal Welfare Act. Violations of these regulations can, in some cases, lead to invalidation of the studies, requiring such studies to be reconducted.

Clinical Phase. The clinical phase of development follows successful IND submission and involves the activities necessary to demonstrate safety, tolerability, efficacy and dosage of the substance in humans, as well as the ability to produce the substance in accordance with the FDA’s current Good Manufacturing Practice, or cGMP, requirements. Clinical trials are conducted under protocols detailing, among other things, the objectives of the study and the parameters to be used in assessing the safety and the efficacy of the drug. Each protocol must be submitted to the FDA as part of the IND prior to beginning the trial. Each trial must be reviewed, approved and conducted under the auspices of an IRB, and each trial, with limited exceptions, must include the patient’s informed consent. Foreign studies performed under an IND must meet the same requirements that apply to U.S. studies. The FDA will accept a foreign clinical study not conducted under an IND only if the study conforms to the ethical principles contained in the Declaration of Helsinki, or with the laws and regulations of the country in which the research was conducted, whichever provides greater protection of the human subjects. Clinical trials to support NDAs for marketing approval are typically conducted in three sequential phases, Phases 1, 2 and 3, with Phase 4 clinical trials conducted after marketing approval. Phase 4 clinical trials are generally required for products that receive accelerated approval. Data from these activities are compiled in an NDA for submission to the FDA requesting approval to market the drug. These phases may be compressed, may overlap or may be omitted in some circumstances.

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Phase 1 Clinical Trials: After an IND becomes effective, Phase 1 human clinical trials can begin. These studies are initially conducted in a limited population to evaluate a drug candidate’s safety and tolerability. Phase 1 clinical trials also determine how a drug candidate is absorbed, distributed, metabolized and excreted by the body, and its duration of action. In some cases, a sponsor may decide to run what is referred to as a “Phase 1b” evaluation, which is a second, safety-focused Phase 1 clinical trial typically designed to evaluate the impact of the drug candidate in combination with currently approved drugs.

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Phase 2 Clinical Trials: Studies are generally conducted in a limited patient population to identify possible adverse events and safety risks, to determine the efficacy of the drug candidate for specific targeted indications and to determine dose tolerance and optimal dosage. These trials are typically well- controlled, closely monitored, and conducted in a relatively small number of patients, usually involving no more than several hundred subjects. Phase 2 clinical trials of antiviral drugs typically are designed to evaluate the potential efficacy of the drug on patients and to further ascertain the safety of the drug, at the dosage given, in a larger patient population. Multiple Phase 2 clinical trials may be conducted by the sponsor to obtain information prior to beginning larger and more expensive Phase 3 clinical trials. In some cases, a sponsor may decide to run what is referred to as a “Phase 2b” evaluation, which is a second, confirmatory Phase 2 clinical trial that could, if positive and accepted by the FDA, serve as a registrational clinical trial in the approval of a drug candidate.

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Phase 3 Clinical Trials: These are commonly referred to as registrational (or pivotal) studies, and are undertaken when Phase 2 clinical trials suggest that a dose range of the drug candidate is effective and has an acceptable safety profile. In Phase 3 clinical trials, the drug is usually tested in a controlled randomized trial comparing the investigational new drug to an approved form of therapy in an expanded and well-defined patient population and at multiple clinical sites. The goal of these studies is to obtain definitive statistical evidence of safety and efficacy of the investigational new drug regimen as compared to an approved standard treatment in defined patient populations with a given disease and stage of illness. Phase 3 trials usually include from several hundred to several thousand subjects.

In the case of products for life-threatening diseases, the initial human testing is often conducted in patients with the target disease rather than in healthy volunteers. These studies may provide initial evidence of efficacy traditionally obtained in Phase 2 clinical trials, and so these trials are frequently referred to as Phase 1/2 clinical trials.

In addition, a company may hold an “End-of-Phase 2 Meeting” with the FDA to assess the safety of the drug regimen to be tested in the Phase 3 clinical trial, to evaluate the Phase 3 plan, and to identify any additional information that will be needed to support an NDA. If the Phase 3 clinical trials had been the subject of discussion at an “End-of-Phase 2 Meeting,” the company is eligible for a Special Protocol Assessment, or SPA, by the FDA, a process by which the FDA must evaluate protocols and issues relating to the protocols within 45 days to assess whether they are adequate to meet scientific and regulatory requirements identified by the sponsor.

Success in early-stage clinical trials does not necessarily assure success in later-stage clinical trials. Data obtained from clinical activities is not always conclusive and may be subject to alternative interpretations that could delay, limit or even prevent regulatory approval.

Throughout the clinical phase, samples of the product made in different batches are tested for stability to establish shelf life constraints. In addition, large-scale production protocols and written standard operating procedures for each aspect of commercial manufacture and testing must be developed.

Phase 1, 2, and 3 testing may not be completed successfully within any specified time period, if at all. The FDA closely monitors the progress of each of the three phases of clinical trials that are conducted under an IND and may, at its discretion, reevaluate, alter, suspend, or terminate the testing based upon the data accumulated to that point and the FDA’s assessment of the risk/benefit ratio to the patient. The FDA or the sponsor may suspend or terminate clinical trials at any time for various reasons, including a finding that the subjects or patients are being exposed to an unacceptable health risk. The FDA can also request additional clinical trials be conducted as a condition to product approval. Additionally, new government requirements may be established that could delay or prevent regulatory approval of our products under development. Furthermore, IRBs, which are independent entities constituted to protect human subjects in the institutions in which clinical trials are being conducted, have the authority to suspend clinical trials in their respective institutions at any time for a variety of reasons, including safety issues.

New Drug Application. After successful completion of the required clinical testing of a drug candidate, an NDA is prepared and submitted to the FDA. FDA approval of the NDA is required before marketing of the product may begin in the United States. An NDA is a comprehensive, multi-volume application that includes, among other things, the results of all preclinical and clinical studies, information about the drug’s composition, and the sponsor’s plans for producing, packaging, and labeling the drug. Under the Pediatric Research Equity Act of 2003, an application also is required to include an assessment, generally based on clinical study data, on the safety and efficacy of drugs for all relevant pediatric populations before the NDA is submitted. The statute provides for waivers or deferrals in certain situations. The cost of preparing and submitting an NDA is substantial. Under federal law, in most cases, the submission of an NDA is also subject to substantial application user fees. The manufacturer and/or sponsor under an approved NDA are also subject to annual product and establishment user fees. These fees are typically increased annually.

The submission of the application is no guarantee that the FDA will find it complete and accept it for filing. FDA reviews all NDAs submitted before it accepts them for filing. It may refuse to file the application and request additional information rather than accept the application for filing, in which case, the application must be resubmitted with the supplemental information. After application is deemed filed by the FDA, agency staff of the

FDA reviews an NDA to determine, among other things, whether a product is safe and efficacious for its intended use. FDA has substantial discretion in the approval process and may disagree with an applicant’s interpretation of the data submitted in its NDA. As part of this review, the FDA may refer the application to an appropriate advisory committee, typically a panel of physicians, for review, evaluation, and an approval recommendation. The FDA is not bound by the opinion of the advisory committee. Drugs that successfully complete NDA review may be marketed in the United States, subject to all conditions imposed by the FDA.

The FDA has 60 days from its receipt of an NDA to determine whether the application will be accepted for filing based on the agency’s threshold determination that the NDA is sufficiently complete to permit substantive review. Once the submission is accepted for filing, the FDA begins an in-depth review of the NDA. Under the Prescription Drug User Fee Act, or PDUFA, the FDA has agreed to specific performance goals in the review of NDAs. The FDA assigns a goal of ten months from acceptance of the application to return a first “complete response,” in which the FDA may approve the product or request additional information. The review process is often significantly extended by FDA requests for additional information or clarification regarding information already provided in the submission.

Prior to granting approval, the FDA generally conducts an inspection of the facilities, including outsourced facilities that will be involved in the manufacture, production, packaging, testing and control of the drug product for cGMP compliance. The FDA will not approve the application unless cGMP compliance is satisfactory. If the FDA determines that the marketing application, manufacturing process, or manufacturing facilities are not acceptable, it will outline the deficiencies in the submission and will often request additional testing or information. Notwithstanding the submission of any requested additional information, the FDA ultimately may decide that the marketing application does not satisfy the regulatory criteria for approval and refuse to approve the application by issuing a “not approvable” letter.

If FDA evaluations of the NDA and the manufacturing facilities are favorable, the FDA may issue an approval letter or, in some cases, an “approvable” letter followed by an approval letter. An approvable letter generally contains a statement of specific conditions that must be met in order to secure final approval of the NDA. If and when those conditions have been met to the FDA’s satisfaction, the FDA will typically issue an approval letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. As a condition of NDA approval, the FDA may require post-approval testing and surveillance to monitor the drug’s safety or efficacy and may impose other conditions, including labeling and distribution restrictions that can materially impact the potential market and profitability of the drug. Once granted, product approvals may be withdrawn if compliance with regulatory standards is not maintained or problems are identified following initial marketing.

The length of the FDA’s review ranges from a few months, for drugs related to life-threatening conditions, to many years.

Fast-Track Review. The Food and Drug Administration Modernization Act of 1997, or the Modernization Act, establishes a statutory program for the approval of “Fast-Track” products, which are defined under the Modernization Act as new drugs or biologics intended for the treatment of a serious or life-threatening condition that demonstrate the potential to address unmet medical needs for this condition. To determine whether a condition is “serious” for the purposes of Fast-Track designation, the FDA considers several factors, including the condition’s impact on survival, day-to-day functioning, and the likelihood that the disease, if left untreated, will progress from a less severe condition to a more serious one. If awarded, the Fast-Track designation applies to the product only for the indication for which the designation was received. Under the Fast-Track program, the sponsor of a new drug or biologic may request the FDA to designate the drug or biologic as a Fast-Track product in writing at any time during the clinical development of the product. The Modernization Act specifies that the FDA must determine if the product qualifies for Fast-Track designation within 60 days of receipt of the sponsor’s request.

Fast-Track designation offers a product the benefit of approval based on surrogate endpoints that generally would not be acceptable for approval and possible early or rolling acceptance of the marketing application for review by the agency. Traditional approval requires data demonstrating that the product has an effect on clinically meaningful endpoints or well-established surrogate endpoints. The FDA may approve the application of a Fast-Track product on the basis of clinical trials using less than well-established surrogate endpoints where the agency determines that the effect on the surrogate endpoint is reasonably likely to predict clinical benefit. If a preliminary review of the clinical data suggests that a Fast-Track product may be effective, the FDA may also initiate review of sections of a marketing application for a Fast-Track product before the sponsor completes the application. This rolling review is available if the applicant provides a schedule for submission of remaining information and pays applicable user fees. However, the time periods to which the FDA has committed in reviewing an application do not begin until the sponsor actually submits the application.

The FDA may subject approval of an application for a Fast-Track product to post-approval studies to validate the surrogate endpoint or confirm the effect on the clinical endpoint, and the FDA will also subject such approval to prior review of all promotional materials. In addition, the FDA may withdraw its approval of a Fast-Track product on a number of grounds, including the sponsor’s failure to conduct any required post-approval study with due diligence and failure to continue to meet the criteria for designation.

Fast-Track designation should be distinguished from the FDA’s other programs for expedited development and review although products awarded Fast-Track status may also be eligible for these other benefits. Accelerated approval refers to the use of less than well-established surrogate endpoints discussed above. Priority review is a designation of an application after it has been submitted to the FDA for approval. The agency sets the target date for agency actions on the applications of products that receive priority designation for six months where products under standard review receive a ten-month target.

Post-Approval Phase. As a condition of NDA approval, the FDA may require post-marketing “Phase 4” clinical trials to confirm that the drug is safe and efficacious for its intended uses. Where drugs are approved under accelerated approval regulations or the FDA otherwise requests, additional studies will likely be required to document a clinical benefit and to monitor the long-term effects of the therapy. We expect that for any product for which a single pivotal clinical trial is authorized for approval, we will be required to conduct extended Phase 4 clinical trials to monitor the long-term effects of the therapy. Recent developments have prompted heightened government awareness of safety reporting and pharmacovigilance. The FDA may require applicants to implement a risk minimization action plan, or RiskMAP, to minimize known and preventable safety risks or otherwise impose burdens, such as limits on prescribing and/or distribution and on direct-to-consumer advertising, on an applicant’s ability to commercialize its drug products.

In addition, following FDA approval of a product, discovery of problems with a product or the failure to comply with requirements may result in restrictions on a product, manufacturer or holder of an approved marketing application, including withdrawal or recall of the product from the market or other voluntary or FDA-initiated action that could delay further marketing. Newly discovered or developed safety or efficacy data may require changes to an approved product’s distribution or labeling including the addition of new warnings and contraindications.

Any products we manufacture or distribute under FDA approvals are subject to pervasive and continuing regulation by the FDA, including record-keeping requirements and reporting of adverse experiences with the products. Drug manufacturers and their subcontractors are required to register with the FDA and, where appropriate, state agencies, and are subject to periodic unannounced inspections by the FDA and state agencies to ensure compliance with applicable regulations, including cGMP, which impose manufacturing procedural, documentation and quality control requirements upon us and any third-party manufacturers that we utilize. Failure to comply with the statutory and regulatory requirements can subject a manufacturer to possible legal or regulatory action, such as warning letters, suspension of manufacturing, seizure of product, injunctive action or possible civil penalties.

FDA Regulation of Post-Approval Marketing and Promotion. The FDA closely regulates the post-approval marketing and promotion of drugs, including standards and regulations for direct-to-consumer advertising, off-label promotion for uses of the product not approved by the FDA, industry-sponsored scientific and educational activities and promotional activities involving the internet. A company can make only those claims relating to safety and efficacy that are approved by the FDA. Failure to comply with these requirements can result in adverse publicity, enforcement letters, corrective advertising and potential civil and criminal penalties. Physicians may prescribe legally available drugs for uses that are not described in the drug’s labeling and that differ from those tested by us and approved by the FDA. Such off-label uses are common across medical specialties. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, impose stringent restrictions on manufacturers’ communications regarding off-label uses.

Drug Price Competition and Patent Term Restoration Act of 1984. Under the Drug Price Competition and Patent Term Restoration Act of 1984, also known as the Hatch-Waxman Act, Congress created an abbreviated FDA review process for generic versions of pioneer (brand name) drug products. In order to preserve the incentives of pioneer drug manufacturers to innovate, the Hatch-Waxman Act also provides for patent term restoration and the award, in certain circumstances, of non-patent marketing exclusivities.

Abbreviated New Drug Applications (ANDAs). An ANDA is a type of application in which approval is based on a showing of “sameness” to an already approved drug product. ANDAs do not contain full reports of safety and efficacy, as do NDAs, but rather demonstrate that their proposed products are “the same as” reference products with regard to their conditions of use, active ingredient(s), route of administration, dosage form, strength, and labeling. ANDA applicants are also required to demonstrate the “bioequivalence” of their products to the reference product. Bioequivalence generally means that there is no significant difference in the rate and extent to which the active ingredient(s) in the products becomes available at the site of drug action.

An applicant may obtain permission from the FDA to submit an ANDA for a product that differs from the reference product in active ingredient (in combination products), route of administration, dosage form, or strength by submitting a suitability petition to the FDA. The FDA will approve a suitability petition unless investigations must be conducted to show the safety and efficacy of the altered product, or unless significant labeling changes would be required. If the FDA approves the suitability petition, the applicant may submit an ANDA for its proposed product. When approving a suitability petition, the FDA may also inform the applicant of any additional information that the FDA may require to support the ANDA. The FDA has the authority during its review of the ANDA to request additional information regarding the change in the product that was the subject of the suitability petition, and may also withdraw its approval of the suitability petition.

All ANDAs must contain data relating to product formulation, raw material suppliers, stability, manufacturing, packaging, labeling, and quality control, among other information. Approval limits manufacturing to a specifically identified site(s). Supplemental filings, which generally require FDA review and approval, may allow the manufacture of such products at new sites also generally require review and approval. In addition, certain changes to manufacturing processes, ingredients, and labeling can require FDA review and approval.

The timing of final FDA approval of an ANDA depends on a variety of factors, including whether the applicant has challenged any patents claiming the reference product and whether the pioneer manufacturer is entitled to one or more periods of non-patent marketing exclusivity. In certain circumstances, these marketing exclusivities can extend beyond the life of a patent, and block the approval of ANDAs after the date on which the patent expires. If FDA concludes that all substantive ANDA requirements have been satisfied, but final approval is blocked because of a patent or a non-patent marketing exclusivity, FDA may issue the applicant a “tentative approval” letter.

505(b)(2) Applications. If a proposed product represents a change from an already approved product, yet does not qualify for submission under an ANDA or pursuant to an approved suitability petition, the applicant may be able to submit a type of NDA referred to as a “505(b)(2) application.” A 505(b)(2) application is an NDA for which one or more of the investigations relied upon by the applicant for approval was not conducted by or for the applicant and for which the applicant has not obtained a right of reference or use from the person by or for whom the investigation was conducted. The FDA has determined that 505(b)(2) applications may be submitted for products that represent changes from approved products in conditions of use, active ingredient(s), route of administration, dosage form, strength, or bioavailability. A 505(b)(2) applicant also has the flexibility to reference more than one approved product.

A 505(b)(2) applicant must provide the FDA with any additional clinical data necessary to demonstrate the safety and effectiveness of the product with the proposed change(s). Consequently, although duplication of preclinical and certain clinical studies is avoided through the use a 505(b)(2) application, specific studies may be required.

Patent Term Restoration. The Hatch-Waxman Act also provides for the restoration of a portion of the patent term lost during product development and FDA review of an application. However, the maximum period of restoration cannot exceed 5 years, or restore the total remaining term of the patent to greater than 14 years from the date of FDA approval of the product. The patent term restoration period is generally one-half the time between the effective date of the IND and the date of submission of the NDA, plus the time between the date of submission of the NDA and the date of FDA approval of the product. Only one patent claiming each approved product is eligible for restoration and the patent holder must apply for restoration within 60 days of approval. The United States Patent and Trademark Office, in consultation with the FDA, reviews and approves the application for patent term restoration. In the future, we may consider applying for patent term restoration for some of our currently owned or licensed patents, depending on the expected length of clinical trials and other factors involved in the filing of an NDA.

ANDA and 505(b)(2) Applicant Challenges to Patents and Generic Exclusivity. NDA and 505(b)(2) applicants are required to list with the FDA each patent that claims their approved products and for which claims of patent infringement could reasonably be asserted against unauthorized manufacturers. ANDA and 505(b)(2) applicants must then certify regarding each of the patents listed with the FDA for the product(s) it references. An applicant can certify that there is no listed patent, that the listed patent has expired, that the application may be approved upon the date of expiration of the listed patent, or that the patent is invalid or will not be infringed by the marketing of the applicant’s product. This last certification is referred to as a “Paragraph IV certification.”

If a Paragraph IV certification is filed, the applicant must also provide notice to the NDA holder and patent owner stating that the application has been submitted and providing the factual and legal basis for the applicant’s opinion that the patent is invalid or not infringed. The NDA holder or patent owner may sue the ANDA or 505(b)(2) applicant for patent infringement. If the NDA holder or patent owner files suit within 45 days of receiving notice of the application, a one-time 30-month stay of the FDA’s ability to approve the ANDA or 505(b)(2) application is triggered. The FDA may approve the proposed product before the expiration of the 30-month stay if a court finds the patent invalid or not infringed or shortens the period because parties have failed to cooperate in expediting the litigation.

As an incentive to encourage generic drug manufacturers to undertake the expenses associated with Paragraph IV patent litigation, the first ANDA applicant to submit a substantially complete ANDA with a Paragraph IV certification to a listed patent may be eligible for a 180-day period of marketing exclusivity. For ANDAs filed after December 8, 2003 that use a reference product for which no Paragraph IV certification was made in any ANDA before that date, this exclusivity blocks the approval of any later ANDA with a Paragraph IV certification referencing the same product. For these ANDAs, the exclusivity period runs from the date when the generic drug is first commercially marketed.

For other ANDAs, the 180-day exclusivity period blocks the approval of any later ANDA with a Paragraph IV certification referencing at least the same patent, if not the same product, and may be triggered on the date the generic drug is first commercially marketed or the date of a decision of a court holding that the patent that was the subject of the Paragraph IV certification is invalid or not infringed. This decision must be from a court from which no appeal can be or has been taken, other than a petition to the United States Supreme Court.

If multiple generic drug manufacturers submit substantially complete ANDAs with Paragraph IV certifications on the same day, all of these manufacturers will share in a single 180-day exclusivity period. Note also that these periods of 180-day exclusivity may be subject to forfeiture provisions, requiring relinquishment of the exclusivity in some situations, including cases where commercial marketing of the generic drug does not occur within a certain time period.

Non-Patent Marketing Exclusivities. Under the Hatch-Waxman Act, newly approved drug products and changes to the conditions of use of approved products may benefit from periods of non-patent marketing exclusivity. The Hatch-Waxman Act provides five years of “new chemical entity” marketing exclusivity to the first applicant to gain approval of an NDA for a product that does not contain an active ingredient found in any other approved product. Where this exclusivity is awarded, the FDA is prohibited from accepting any ANDAs or 505(b)(2) applications during the five-year period (this period is shortened to four years for ANDAs containing Paragraph IV certifications). This exclusivity protects the entire new chemical entity franchise, including all products containing the active ingredient for any use and in any strength or dosage form. This exclusivity will not prevent the submission or approval of stand-alone NDAs, but such applicants would be required to conduct their own adequate and well-controlled clinical studies to demonstrate the safety and effectiveness of their products.

The Hatch-Waxman Act also provides three years of “new use” marketing exclusivity for the approval of NDAs, 505(b)(2) applications, and supplements, where those applications contain the results of new clinical investigations (other than bioavailability studies) essential to the FDA’s approval of the applications. Such applications may be submitted for new indications, dosage forms, strengths, or new conditions of use of already approved products. So long as the new clinical investigations are essential to the FDA’s approval of the change, this three-year exclusivity prohibits the final approval of ANDAs or 505(b)(2) applications for products with the specific changes associated with those clinical investigations. It does not prohibit the FDA from approving ANDAs or 505(b)(2) applications for other products containing the same active ingredient.

Pediatric Exclusivity. The Modernization Act included a pediatric exclusivity provision that was reauthorized by the Best Pharmaceuticals for Children Act of 2002. Pediatric exclusivity provides an incentive to pioneer drug manufacturers for conducting research into the safety and efficacy of their products in children. Manufacturers are eligible for pediatric exclusivity when they conduct and submit the results of pediatric studies requested by the FDA. When granted, pediatric exclusivity provides an additional six months of marketing exclusivity or patent protection in the United States. The current pediatric exclusivity provision is scheduled to expire on October 1, 2007, and there can be no guarantee that it will be reauthorized.

Orphan Drug Designation and Exclusivity. Some jurisdictions, including the United States and the European Union, designate drugs intended for relatively small patient populations as “orphan drugs.” The FDA, for example, grants orphan drug designation to drugs intended to treat rare diseases or conditions that affect fewer than 200,000 individuals in the United States or drugs for which there is no reasonable expectation that the cost of developing and making the drugs available in the United States will be recovered. In the United States, orphan drug designation must be requested before submitting an application for approval of the product.

Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. If a product which has an orphan drug designation subsequently receives the first FDA approval for the indication for which it has such designation, the product is entitled to a marketing exclusivity. For seven years, the FDA may not approve any other application, including NDAs, ANDAs, or 505(b)(2) applications, to market the “same drug” for the same indication. The only exception is where the second product is shown to be “clinically superior” to the product with orphan drug exclusivity, as that phrase is defined by the FDA and if there is an inadequate supply.

Foreign Regulatory Requirements

Outside the United States, our ability to market our products will also be contingent upon receiving marketing authorizations from the appropriate regulatory authorities and compliance with applicable post-approval regulatory requirements. Although the specific requirements and restrictions vary from country to country, as a general matter, foreign regulatory systems include risks similar to those associated with FDA regulation, as described above. Under EU regulatory systems, marketing authorizations may be submitted either under a centralized or decentralized procedure. Under the centralized procedure, a single application to the European Medicines Evaluation Agency (EMEA) leads to an approval granted by the European Commission that permits the marketing of the product throughout the European Union. The centralized procedure is mandatory for certain classes of medicinal products but is optional for others. We assume that the centralized procedure will apply to our products. The decentralized procedure provides for mutual recognition of nationally approved decisions and is used for products that are not required to be authorized by the centralized procedure and those products for which the centralized procedure is optional but which shall be marketed in select EU member countries only. Under the decentralized procedure, the holder of a national marketing authorization may submit further applications to the competent authorities of the remaining member states, which will then be requested to recognize the original authorization based upon an assessment report prepared by the original authorizing competent authority. The recognition process should take no longer than 90 days, but if one member state makes an objection, which under the legislation can only be based on a possible risk to human health, we have the option to withdraw the application from that country or take the application to arbitration by the Committee for Proprietary Medicinal Products (CPMP) of the EMEA. If a referral for arbitration is made, the procedure is suspended, and in the intervening time, the only EU country in which the product can be marketed will be the country where the original authorization has been granted, even if all the other designated countries are ready to recognize the product. The opinion of the CPMP, which is binding, could support or reject the objections or alternatively could reach a compromise position acceptable to all EU countries concerned. Arbitration can be avoided if the application is withdrawn in the objecting country, but once the application has been referred to arbitration, it cannot be withdrawn. The arbitration procedure may take an additional year before a final decision is reached and may require the delivery of additional data.

As with FDA approval, we may not be able to secure regulatory approvals in Europe in a timely manner, if at all. Additionally, as in the United States, post-approval regulatory requirements, such as those regarding product manufacture, marketing, or distribution, would apply to any product that is approved in Europe, and failure to comply with such obligations could have a material adverse effect on our ability to successfully commercialize any product.

Hazardous Materials

Our research and development processes involve the controlled use of numerous hazardous materials, chemicals and radioactive materials and produce waste products. We are subject to federal, state and local laws and regulations, and may be subject to foreign laws and regulations, governing the use, manufacture, storage, handling and disposal of hazardous materials and waste products, including certain regulations promulgated by the U.S. Environmental Protection Agency, or EPA. The EPA regulations to which we are subject require that we register with the EPA as a generator of hazardous waste. Although we have safety procedures for handling and disposing of these materials, we cannot assure investors that accidental contamination or injury from these materials will not occur. We are also subject to numerous environmental, health and workplace safety laws and regulations, including those governing laboratory procedures, exposures to blood-borne pathogens and the handling, transporting and disposing of biohazardous or radioactive materials. We do not expect the cost of complying with these laws and regulations to be material.

Competition

We face a broad range of current and potential competitors, from established global pharmaceutical companies with significant resources to development-stage companies. In addition, we face competition from academic and research institutions and government agencies for the discovery, development and commercialization of novel therapeutics to treat HBV, HCV and HIV. Many of our competitors, either alone or with their collaborative partners, have significantly greater financial, product development, technical, manufacturing, sales and marketing resources than we do. In addition, many of our direct competitors are large pharmaceutical companies with internal research and development departments that have significantly greater experience in testing pharmaceutical products, obtaining FDA and other regulatory approvals of products and achieving widespread market acceptance for those products.

We believe that a significant number of drugs are currently under development and will become available in the future for the treatment of HBV, HCV and HIV. We anticipate that we will face intense and increasing competition as new products enter the marketplace and advanced technologies become available. Our competitors’ products may be safer, more effective, or more effectively marketed and sold, than any product we may commercialize. Competitive products may render one or more of our product candidates obsolete or non-competitive before we can recover the expenses of developing and commercializing any of our product candidates. It is also possible that the development of a cure, effective vaccine, or new treatment methods for HBV, HCV and HIV could render one or more of our product candidates non-competitive or obsolete or reduce the demand for our product candidates.

We believe that our ability to compete depends, in part, upon our ability to develop products, complete the clinical trials and regulatory approval processes, and effectively market any products we develop. Further, we need to attract and retain qualified personnel, obtain patent protection or otherwise develop proprietary product candidates or processes and secure sufficient capital resources for the substantial time period between the discovery of lead compounds and their commercial sales, if any.

HBV Therapeutics Competition

In the United States, the current standard of care for the treatment of HBV infection is monotherapy with one of four nucleoside analog drugs, or one of two alpha interferon protein therapies, as listed in the following table.

FDA-Approved Therapies for the Treatment of HBV

Brand Name	Chemical Name	Chemical Name Abbreviation	Drug Class	Company

Epivir-HBV	lamivudine	3TC	nucleoside analog	GlaxoSmithKline
Hepsera	adefovir	ADV	nucleotide analog	Gilead Sciences
Baraclude	entecavir	ETV	nucleoside analog	Bristol-Myers Squibb
Tyzeka	telbivudine	LdT	nucleoside analog	Idenix/Novartis
Intron-A	interferon alfa-2b	IFN	interferon	Schering Plough
Pegasys	peginterferon alfa-2a	PEG IFN	interferon	Roche

As of January 2007, Hepsera represented approximately 51% of approved HBV nucleoside prescriptions, while Baraclude, Epivir-HBV and Tyzeka represented approximately 24%, 24% and 1% of approved HBV nucleoside prescriptions, respectively. From March 2000 through January 2007, the total prescriptions for approved HBV nucleosides grew at a compound annual growth rate, or CAGR, of approximately 40%.

Competitors with late-stage development programs for the treatment of HBV include Gilead Sciences, Idenix, Anadys Pharmaceuticals, Inc., SciClone Pharmaceuticals, Inc. and Schering-Plough Corp. The lead drug candidate being developed by Gilead Sciences has advanced into Phase 3 clinical trials. Although a safe and effective vaccine against HBV has been available for decades, it only benefits those not yet infected with this virus. We believe that additional drugs will become available in the future for the treatment of HBV, considering the major medical need for therapy. We also believe that the introduction of new HBV therapeutics will expand the current market and increase the likelihood of combination therapy for HBV. Our HBV product candidate may compete directly or be used in combination with the current standard of care, with the drug candidates that are currently in development, and with those that may be developed in the future. As a result of its mechanism of action, we believe that clevudine may be complementary to some existing HBV treatments and could therefore be used as either a single agent or in combination with existing therapies.

In March 2007, we engaged MEDACorp to conduct a survey to assess the current market for HBV therapies and opportunities for new HBV therapies, including clevudine. In this market study, 99 U.S. physicians participated, and they represent the medical specialties of gastroenterology, hepatology, infectious disease and primary care. The physicians surveyed reported currently managing an average of approximately 80 HBV patients, an average increase of more than 30% in their HBV patient volume as compared to the previous year. These physicians reported prescribing, on average, oral nucleoside HBV therapies for 80% of all their HBV patients and 50% of their treatment-naïve HBV patients. Additionally, a majority of the physicians surveyed indicated that achieving sustained undetectable levels of HBV DNA off-treatment, or SVR, is the most important factor for them in making treatment decisions, while maintaining undetectable levels of HBV DNA on-treatment is the second most important factor for them in making treatment decisions.

The physicians surveyed were asked to consider hypothetical patient scenarios and describe their related prescribing patterns for HBV therapies. There were a number of important trends that emerged from this portion of the market survey. For example, 97% of physicians surveyed indicated that SVR is a meaningful measure of efficacy and will likely be an important criterion in the future development of novel HBV therapies and the survey results indicated that oral HBV therapies with higher SVR rates were selected more often for HBV therapeutic utilization. This marketing study was based on a small survey sample size and the results may have been different if a larger survey were conducted. Also, clevudine has not completed long-term clinical studies to quantify its SVR rate and we cannot assure you that clevudine will have the efficacy profile that doctors surveyed indicated was important.

HCV Therapeutics Competition

In the United States, the current standard of care for the treatment of HCV is a combination of alpha interferon and a nucleoside analog named ribavirin. Alpha interferon is approved in several chemically modified forms and is marketed by Roche, Schering-Plough, and InterMune, Inc. Roche, Schering-Plough, and several generic manufacturers market ribavirin. We are aware that Roche and other companies are also developing new drugs for the treatment of HCV. For example, Valeant Pharmaceuticals International has advanced its drug candidate for the treatment of chronic HCV into Phase 3 clinical trials and Idenix, Vertex, Anadys, Human Genome Science, Migenix Inc., Rigel Pharmaceuticals, Inc. and ViroPharma have advanced their drug candidates into Phase 2 clinical trials.

The following table presents information about approved drugs and drug candidates for the treatment of HCV.

FDA-Approved HCV Therapeutics or HCV Therapeutics in Development

Brand Name	Chemical Name or Abbreviation	Drug Class	Phase of Development	Company
Pegasys plus Copegus	peginterferon alfa-2a + ribavirin	Interferon	Approved	Roche
Peg-Intron plus Rebetol	peginterferon alfa-2b + ribavirin	Interferon	Approved	Schering-Plough
Infergen	interferon alfacon-1	Interferon	Approved	Valeant
Albuferon	albumin interferon alfa-2b	Interferon	Phase 3	Human Genome Sciences/ Novartis
	R1626	Nucleoside Polymerase Inhibitor	Phase 2	Roche
	Valopicitabine (NM283)	Nucleoside Polymerase Inhibitor	Phase 2	Idenix/Novartis
	R7128	Nucleoside Polymerase Inhibitor	Phase 1	Pharmasset/Roche
	HCV-796	Non-nucleoside Polymerase Inhibitor	Phase 2	Viropharma/Wyeth
	GS-9190	Non-nucleoside Polymerase Inhibitor	Phase 1	Gilead
	Telaprevir (VX-950)	Protease Inhibitor	Phase 2	Vertex/ Johnson & Johnson
	SCH 503034	Protease Inhibitor	Phase 2	Schering-Plough
	ITMN-191	Protease Inhibitor	Phase 1	InterMune/Roche

HIV Therapeutics Competition

HAART, the standard of care for the treatment of HIV infection, generally includes two NRTIs combined with a third drug from another class (either an NNRTI or a protease inhibitor). Racivir and DFC are NRTIs and, therefore, our primary competitors are those companies that develop and market other NRTIs.

There are nine NRTIs approved by the FDA for the treatment of HIV infection, as shown in the table below.

FDA-Approved NRTIs for the Treatment of HIV

Brand Name	Generic Name	Chemical Name Abbreviation	Analog Type	Company
Epivir	lamivudine	3TC	cytidine	GlaxoSmithKline
Emtriva	emtricitabine	FTC	cytidine	Gilead Sciences
Retrovir	zidovudine	AZT	thymidine	GlaxoSmithKline
Zerit	stavudine	d4T	thymidine	Bristol-Myers Squibb
Viread	tenofovir	TDF	adenosine	Gilead Sciences
Videx/Videx EC	didanosine	ddI	adenosine	Bristol-Myers Squibb
Ziagen	abacavir	ABC	guanosine	GlaxoSmithKline
Hivid	zalcitabine	ddC	cytidine	Roche

To provide additional convenience to HIV patients, companies have developed combination therapies that combine two or more NRTIs into a single tablet or capsule. These fixed-dose combination therapies have become leaders in the HIV marketplace. The following table presents information about these combination therapies.

FDA-Approved NRTI Combination Products

Brand Name	Component Generic Name	Chemical Name Abbreviation	Component Analog Type	Company
Combivir	lamivudine	3TC	cytidine	GlaxoSmithKline
	zidovudine	AZT	thymidine

Truvada	emtricitabine	FTC	cytidine	Gilead Sciences
	tenofovir	TDF	adenosine

Atripla	emtricitabine	FTC	cytidine	Gilead Sciences/ Bristol Myers Squibb
	tenofovir	TDF	adenosine
	efavirenz	EFV	NNRTI

Epzicom	lamivudine	3TC	cytidine	GlaxoSmithKline
	abacavir	ABC	guanosine

Trizivir	lamivudine	3TC	cytidine	GlaxoSmithKline
	abacavir	ABC	guanosine
	zidovudine	AZT	thymidine

Several of the FDA-approved individual NRTIs and combination products face patent expiration in the next several years. As a result, generic versions of these drugs may become available. We expect to face competition from these generic drugs, including price-based competition.

Other classes of HIV therapeutics include NNRTIs, PIs and entry, or fusion, inhibitors. Although NNRTIs and PIs are often complementary to NRTIs, there are certain protease-based regimes that are competitors to NRTIs. There are three NNRTIs and ten PIs approved by the FDA. Entry inhibitors have a unique mechanism of action, but are often used only to treat individuals who have failed other treatment options because they are administered by injection. There is one entry inhibitor approved by the FDA.

The following table presents information about these other classes of HIV therapeutics.

FDA-Approved NNRTIs, PIs, and Entry Inhibitor for the Treatment of HIV

Brand Name	Generic Name	Chemical Abbreviation	Drug Class	Company
Rescriptor	delavirdine	DLV	NNRTI	Pfizer
Sustiva	efavirenz	EFV	NNRTI	Bristol Myers-Squibb
Viramune	nevirapine	NVP	NNRTI	Boehringer Ingelheim
Agenerase	amprenavir	APV	PI	GlaxoSmithKline
Aptivus	tipranavir	TPV	PI	Boehringer Ingelheim
Crixivan	indinavir	IDV	PI	Merck
Invirase	saquinavir	SQV	PI	Hoffmann-La Roche
mesylate
Kaletra	lopinavir and ritonavir	LPV/RTV	PI	Abbott Laboratories
Lexiva	fosamprenavir calcium	FOS-APV	PI	GlaxoSmithKline
Norvir	ritonavir	RTV	PI	Abbott Laboratories
Prezista	darunavir	TMC114	PI	Tibotec, Inc.
Reyataz	atazanavir sulfate	ATV	PI	Bristol-Myers Squibb
Viracept	nelfinavir mesylate	NFV	PI	Agouron Pharmaceuticals
Fuzeon	enfuvirtide	T-20	Entry Inhibitor	Hoffmann-La Roche & Trimeris

We are aware that many other companies are developing compounds targeting HIV, including pharmaceutical companies such as Pfizer Inc., Merck & Co., Inc., GlaxoSmithKline plc, Bristol-Myers Squibb Co., Schering-Plough Corp., Johnson & Johnson and biotechnology companies such as Gilead Sciences, Inc., Panacos Pharmaceuticals, Inc., Tibotec Pharmaceuticals Limited, Incyte Corporation, Avexa Limited and Achillion Pharmaceuticals, Inc. We believe that a significant number of drugs are currently under development and will become available in the future for the treatment of HIV. These drug candidates include NRTIs as well as drugs that block HIV protein functions and interactions, including integrase and maturation inhibitors. We are aware that Merck and other companies are pursuing the development of a prophylactic vaccine, which is a vaccine that prevents infections. If a prophylactic vaccine is successful, it could reduce the size of the market for our products.

Intellectual Property

Our policy is to pursue patents and to otherwise endeavor to defend our technologies, inventions, and improvements to inventions that are commercially important to the development of our business. We seek U.S. and international patent protection on the novel compounds, product candidates, and therapeutic processes we discover or improve, as well as the chemical synthesis and manufacturing of such compounds and product candidates. As of March 31, 2007, we hold or have licensed 566 issued patents and pending patent applications directed to our technologies, including recently discovered product candidates. As of March 31, 2007, our owned patent portfolio includes 11 issued U.S. patents, 17 issued foreign patents, 21 U.S. applications and 193 foreign applications, while our in-licensed patent portfolio includes 49 issued U.S. patents, 149 issued foreign patents, 14 U.S. applications and 112 foreign applications.

We have an exclusive sublicense in North, Central and South America, Europe, the Caribbean and Israel from Bukwang to issued U.S. and corresponding foreign patents covering the composition of matter, methods of using clevudine to treat Hepatitis B and synthetic processes for clevudine, which expire between 2014 and 2022. Bukwang is the primary licensee from Yale University and the University of Georgia Research Foundation, Inc., who are the primary licensors that jointly own the intellectual property for this technology. Our license with Bukwang also encompasses nonexclusive rights in the aforementioned territories to pending patents in the U.S. and certain foreign countries covering the use of clevudine in combination with other therapeutics for the treatment of HBV. Any patent issuing from these patent applications would expire no earlier than 2023.

On December 8, 1998, Emory University granted us an exclusive, worldwide license pursuant to the Racivir License Agreement to issued U.S. patents covering the composition of matter, methods of synthesizing Racivir and methods of using Racivir to treat HIV and HBV, which expire between 2010 and 2020. This license also encompasses rights to corresponding patents and pending patent applications in Europe, Japan, South Africa and other foreign countries.

In the Emory/Gilead License Agreement, Emory University previously had granted a right of first refusal to Gilead that is applicable to any license or assignment relating to enriched FTC (which includes Racivir). The terms of this right of first refusal contains an exception permitting Emory University to license or assign its rights in respect of enriched FTC to a permitted transferee, which includes any of the inventors (which included two of our founders) or to any corporate entity formed by or on behalf of the inventors for purposes of clinically developing enriched FTC so long as the licensee agrees in writing to be bound by the terms of Gilead’s right of first refusal to the same extent as Emory University. Our license to Racivir was granted to us by Emory University pursuant to this exception and therefore we are bound by the terms of Gilead’s right of first refusal to the same extent as Emory University. The terms of this right of first refusal as set forth in the Emory/Gilead License Agreement require that, prior to the entry into any license or assignment agreement with a third party relating to any of Emory University’s rights in respect of enriched FTC, Emory University shall notify Gilead of the terms of the proposed agreement and provide a copy of the proposed agreement to Gilead together with all data and information in Emory University’s possession relating to enriched FTC and its use as a therapeutic agent. Gilead has 30 days to accept or decline the offer. Although Emory University considers Pharmasset to be a permitted transferee under the Emory/Gilead License Agreement, Emory University has subsequently taken the position that its grant of commercialization rights (i.e., the rights to offer for sale and sell Racivir) to us exceeded the rights that were permitted to be granted to a permitted transferee under its agreement with Gilead. While we believe that Gilead is aware of the Racivir license agreement through both Pharmasset’s and Emory University’s communications with Gilead, Gilead has not contacted us regarding its interpretation of the terms of the Racivir License Agreement.

In March 2004, we entered into a supplemental agreement with Emory University in which we and Emory University agreed that, prior to any commercialization of enriched FTC by us, or by any licensee or assignee of our rights under the Racivir License Agreement, we and Emory University would adhere strictly to the terms of the right of first refusal granted to Gilead in the Emory/Gilead License Agreement and offer to Gilead the same terms and conditions under which we, our licensee or our assignee, propose to commercialize enriched FTC. The supplemental agreement also outlines a procedure by which Emory University and we would jointly offer the terms of a proposed license and commercialization agreement between us and a third party to Gilead after Emory University has the opportunity to approve them. Therefore, before we could enter into a commercialization agreement for Racivir with a third party or commercialize Racivir on our own, we would be required to offer Gilead the opportunity to be our commercialization partner on the same terms on which we intend, or our prospective partner intends, to commercialize Racivir. It is uncertain whether a third party would be willing to negotiate the terms of a commercialization agreement with us knowing that Gilead can take their place as licensee by accepting the negotiated terms and exercising its right of first refusal.

These uncertainties related to our commercialization rights may result in our being prevented from obtaining the expected economic benefits from developing Racivir. In addition, we could become involved in litigation or arbitration related to our commercialization rights to Racivir in the future.

We own pending U.S. and foreign patent applications directed to the PSI-6130 chemical compound, pro-drugs (including R7128), pharmaceutical formulations, therapeutic combinations and use to treat HCV infections. Any patent issuing from these patent applications would expire no earlier than 2024. We own pending U.S. and foreign patent applications directed to the synthesis of PSI-6130 chemical compound, including synthetic intermediates thereof. To date, no patents have issued from these applications. Any patent issuing from these patent applications would expire no later than 2025. To date, no patents have issued from these applications.

We have an exclusive, worldwide license from Emory University to issued U.S. patents covering a formulation of DFC in combination with other antiviral nucleoside analogs and methods of using DFC to treat HIV infection, which expire in 2015. This license also encompasses rights to corresponding patents and pending patent applications in Europe, Japan, South Africa and other foreign countries, which will expire in 2016. In addition, we own pending U.S. patent applications and corresponding foreign patent applications that cover methods of synthesizing DFC and its related compounds and pharmaceutical formulations of DFC. Any patent issuing from these patent applications would expire no earlier than 2022 and 2024, respectively.

The patent expiration dates stated above do not take into account any patent term adjustments that may accrue due to procedural delays by the United States Patent and Trademark Office or patent term extensions that may accrue due to regulatory delays.

Attempts to obtain patent protection both in the United States and abroad can be expensive, take years to complete, and may not be successful. In addition, issued patents are subject to attack, may not be enforceable, and may otherwise fail to protect our business. Moreover, the trade secret laws and other sources of intellectual property protection may also be insufficient to protect our product candidates. For more information on these and other risks related to intellectual property rights, see “Risk Factors—Risks Related to Our Intellectual Property.”

Facilities

In July 2005, we relocated our operations to Princeton, New Jersey from Atlanta, Georgia. On May 23, 2005, we entered into a lease for a 30,800 square foot building that has 12,000 square feet of laboratory space and 18,000 square feet of administrative offices in Princeton, New Jersey. The annual occupancy expense under this lease is approximately $797,409. This lease expires on May 22, 2010 and may be extended for a total of an additional 10 years. These facilities are equipped to perform drug research activities. In April 2007, we also entered into a lease for office space for three new employees in Durham, North Carolina.

Legal Proceedings

We are not a party to any material legal proceedings.

Employees

As of December 31, 2006, we had 32 employees, 22 of whom performed research and development functions. Approximately 84% of our employees hold advanced degrees. We plan to add additional employees as we expand our business.

MANAGEMENT

Directors and Management Team

The following table sets forth the name, age and position of each of our directors and members of our management team as of March 1, 2007.

Name	Age	Position
P. Schaefer Price, M.B.A.	44	President, Chief Executive Officer and Director
Kurt Leutzinger, C.P.A., M.B.A.	56	Executive Vice President and Chief Financial Officer
Michael J. Otto, Ph.D.	58	Executive Vice President, Pharmaceutical Research
Abel De La Rosa, Ph.D.	44	Senior Vice President, Business Development & Scientific Affairs
Michelle Berrey, M.D., M.P.H.	40	Vice President, Clinical Development and Chief Medical Officer
Darryl Cleary, Ph.D.	51	Vice President, Manufacturing
Loni da Silva, M.S., RAC	44	Vice President, Regulatory Affairs
Phillip A. Furman, Ph.D.	62	Vice President, Biological Sciences
Lynn Hill, Pharm.D.	39	Vice President, Project & Alliance Management
Mark W. Meester, C.P.A.	49	Vice President, Accounting & Administration
Alan S. Roemer, M.B.A., M.P.H.	37	Vice President, Investor Relations & Corporate Communications
Michael J. Sofia, Ph.D.	48	Vice President, Chemistry
William T. Symonds III, Pharm.D.	39	Vice President, Clinical Pharmacology
G. Steven Burrill(1)(2)(4)	62	Chairman of the Board and Director
William J. Carney, Esq.(3)(4)	69	Director
Ansbert S. Gädicke, M.D.(4)	49	Director
Alexandra Goll, Ph.D.(1)(4)	50	Director
Elliot F. Hahn, Ph.D.(2)(3)(4)	62	Director
Michael K. Inouye, M.B.A.(2)(3)(4)	51	Director
Fredric D. Price, M.B.A.(1)(4)	61	Director
Robert F. Williamson III(1)(2)(4)	41	Director

(1)	Member of the audit committee of the board of directors.
(2)	Member of the compensation committee of the board of directors.
(3)	Member of the nominating and corporate governance committee of the board of directors.
(4)	Independent director upon completion of the offering.

Management Team

P. Schaefer Price is a member of our board of directors and is our President and Chief Executive Officer and has been with Pharmasset since June 2004. From September 2002 to June 2004, Mr. Price served as an Executive in Residence at Bay City Capital, a venture capital firm for which he provided advice to portfolio companies and assisted with due diligence for investment opportunities. From July 2001 until September 2002, Mr. Price served as Managing Director of Lakeshore Bioventures, a lifescience merchant bank. From January 1997 until July 2001, Mr. Price was the President of PowderJect Vaccines, the vaccine subsidiary of PowderJect Pharmaceuticals PLC. Under his leadership, PowderJect’s vaccine business grew from a small research group into the world’s sixth largest vaccine company prior to its acquisition by Chiron Corporation. Mr. Price has also served as a Vice President at the merchant bank of Burrill & Craves and Assistant to the President at Berlex Biosciences. Mr. Price received a B.S. in Molecular Biology from the University of Wisconsin—Madison and an M.B.A. from the University of Minnesota.

Kurt Leutzinger is our Executive Vice President and Chief Financial Officer and has been with Pharmasset since January 2005. From January 2004 to January 2005, Mr. Leutzinger was a consultant to Abgenix, Inc., a Nasdaq-listed biotechnology company. From July 1997 to January 2004, Mr. Leutzinger was the Chief Financial Officer of Abgenix, where he was responsible for financings, acquisitions, investor relations, financial reporting and financial analysis. From 1987 to 1997, Mr. Leutzinger was a private equity portfolio manager for General Electric Investments concentrating on early-stage investments in medical devices and biotechnology. Mr. Leutzinger’s prior experience includes Mergers & Acquisitions at Primerica and public accounting at Arthur Anderson & Co. Mr. Leutzinger is a C.P.A., and received a B.A. from Fairleigh Dickinson University and an M.B.A. from New York University.

Michael J. Otto, Ph.D. is our Executive Vice President, Pharmaceutical Research and has been with Pharmasset since November 1999. From February 1998 to September 1999, Dr. Otto was an Associate Director of Anti-Infectives Clinical Research at Rhône-Poulenc Rorer, where he was responsible for providing clinical development support for antiviral and antibacterial compounds. From 1994 to 1997, Dr. Otto served as the Vice President for Research and Development at Avid Therapeutics until its acquisition by Triangle Pharmaceuticals. Dr. Otto previously held positions at DuPont-Merck, DuPont and Sterling Drug. Dr. Otto serves as the U.S. editor for Antiviral Chemistry & Chemotherapy. Dr. Otto is an author of more than 60 scientific publications and a named inventor on 6 patents and patent applications. Dr. Otto received a B.S. from Loyola University of Chicago and a Ph.D. in Medical Microbiology from The Medical College of Wisconsin.

Abel De La Rosa, Ph.D. is our Senior Vice President, Business Development & Scientific Affairs and has been with Pharmasset since December 2002. From February 2000 to December 2002, Dr. De La Rosa held both scientific and business positions at Visible Genetics Inc., including Vice President of Development and Director of Strategic Marketing and Latin American Business. He was responsible for the development, transfer and improvement of products, including TRUGENE HIV-1 v1.0 Genotyping Test® and other sequencing-based assays for HCV and HBV. Dr. De La Rosa previously held positions at Innogenetics, Inc., Boston Biomedica, Inc., and Digene Corp. Prior to joining Digene, he completed two NIH Post-Doctoral Fellowships at the National Cancer Institute, an IRTA Fellowship in the Laboratory of Pathology and a Fogarty Fellowship in the Laboratory of Biochemistry. He is an inventor and author on several U.S. patents and publications relating to molecular diagnostic methods and techniques for infectious diseases and cancer. Dr. De La Rosa is a member of the board of directors of Research Think Tank, Inc., a privately owned infectious disease diagnostic and clinical research laboratory, and BioSouth, Inc., a company dedicated to the advancement of southern U.S. biosciences. Dr. De La Rosa received a B.A. in Microbiology from the University of California, San Diego, and an M.S. and Ph.D. in Microbiology from Miami University.

M. Michelle Berrey, M.D. is our Vice President, Clinical Development and Chief Medical Officer and has been with Pharmasset since January 2007. From August 1999 to January 2007, Dr. Berrey served as Vice President, Viral Diseases, Clinical Pharmacology & Discovery Medicine at GlaxoSmithKline. Dr. Berrey’s experience includes the design, early development, medical governance, clinical strategy and product life cycle management for antiviral products, and she has simultaneously managed multiple clinical trials across all phases of development. Dr. Berrey was most recently responsible for the early development and clinical strategy of Phase 1-2a studies for new targets against HIV, hepatitis viruses and hepatic fibrosis at GlaxoSmithKline. Dr. Berrey received a Master of Public Health from Emory University, and she received her M.D. from the Medical College of Georgia. She completed her Internship and Residency in Internal Medicine at the University of North Carolina, Chapel Hill, and she was a Senior Fellow in Infectious Disease Medicine at the University of Washington, Seattle, where she conducted research in HIV transmission and acute HIV infection.

Darryl Cleary, Ph.D. is our Vice President, Manufacturing and has been with Pharmasset since August 2005. Dr. Cleary was a consultant to the company from July 2004 to August 2005. From July 2001 to August 2004, Dr. Cleary was a manufacturing consultant for several pharmaceutical companies. Dr. Cleary was at Triangle Pharmaceuticals from 1996 to July 2001, prior to its acquisition by Gilead Sciences, where he was responsible for the oversight of large-scale production of nucleoside analogs such as emtricitabine, coactinon, and amdoxovir (DAPD). From 1988 to 1996, Dr. Cleary held a variety of chemical synthesis, process improvement, and large-scale manufacturing positions with Glaxo Wellcome and Burroughs Wellcome. Dr. Cleary has been focused on the development of chemical intermediates, active pharmaceutical ingredients, and drug products for antiviral therapeutics. Dr. Cleary received a B.A. in Chemistry from the University of North Carolina-Chapel Hill and a Ph.D. in Organic Chemistry from the University of South Carolina.

Loni da Silva, M.S., RAC is our Vice President, Regulatory Affairs and has been with Pharmasset since July 2005. Ms. da Silva joined Pharmasset from Eyetech Pharmaceuticals, where she was Vice President, Global Regulatory Affairs from October 2000 to July 2005. Ms. da Silva has nearly twenty years of regulatory affairs, clinical research, and drug development experience with Eyetech Pharmaceuticals, Hoffmann-La Roche Inc., and Purepac Pharmaceuticals. Ms. da Silva has been directly involved in all aspects of drug product registrations, including such activities for the marketed products Pegasys for HCV and Macugen for macular degeneration. From 1989 to 2000, Ms. da Silva served in a variety of regulatory affairs roles at Hoffmann-La Roche Inc. in therapeutic areas such as hepatitis, virology, ophthalmology, oncology, and gastrointestinal diseases. Ms. da Silva received a B.S. in Microbiology from Pennsylvania State University and a Masters in Drug Regulatory Affairs from Long Island University.

Phillip A. Furman, Ph.D. is our Vice President, Biological Sciences and has been with Pharmasset since February 2004. From October 2001 to February 2004, Dr. Furman was a consultant for Bukwang Pharm. Co., Ltd. and other organizations. Prior to joining Pharmasset, Dr. Furman was a co-founder and the Chief Scientific Officer of Triangle Pharmaceuticals, an antiviral drug discovery and development company, which was acquired by Gilead Sciences. While at Triangle from 1995 to October 2001, he oversaw the activities of the virology group and reviewed antiviral and anticancer licensing candidates. During his 20-plus year tenure in drug discovery and development with Burroughs Wellcome, most recently as the Director of the Division of Virology from 1989 to 1995, Dr. Furman was a co-inventor of the use of Retrovir for the treatment of HIV and Epivir for the treatment of HBV. He has also been involved in the clinical development of numerous antiviral agents, including Zovirax (acyclovir), Retrovir, Emtriva, Ziagen, Agenerase (amprenavir) and Viroptic (trifluridine). Dr. Furman is an author of over 80 scientific publications, and he is named as an inventor on more than 20 patents. Dr. Furman received a B.S. in Biology and Chemistry from Piedmont College, an M.A. in Microbiology from the University of South Florida, and a Ph.D. in Microbiology from Tulane University.

Lynn Hill, Pharm.D. is our Vice President, Project & Alliance Management and has been with Pharmasset since September 2005. Dr. Hill was most recently at Eyetech Pharmaceuticals from January 2001 to August 2005, where she served as Senior Director, Alliance & Project Management, leading a multifunctional project team in the strategic development, NDA filing, and marketing approval of Macugen. Dr. Hill was at Hoffmann-La Roche Inc. from 1994 to 2001, where she was involved in the strategic development of Pegasys for the treatment of HBV and HCV, and she contributed to the regulatory efforts for Invirase and Fortovase for the treatment of HIV. Dr. Hill is a registered pharmacist with twelve years of pharmaceutical, regulatory, project and risk management experience. Dr. Hill received a B.S. in Pharmacy from Philadelphia College of Pharmacy and Science and a Doctor of Pharmacy from St. John’s University.

Mark W. Meester is our Vice President, Accounting & Administration and has been with Pharmasset since January 2005. From July 2003 to January 2005, Mr. Meester served as the Director of Operations for Mirus Bio Corporation. From June 2002 to July 2003, Mr. Meester was a consultant to PowderJect Vaccines and other organizations. From 1997 to May 2002, he was the Vice President of Finance & Administration at PowderJect Vaccines, where he was responsible for accounting, human resources, information technology, purchasing and facilities. Mr. Meester is a C.P.A. and he received a B.S. in Accounting and Finance from the University of Wisconsin-Madison.

Alan S. Roemer is our Vice President, Investor Relations & Corporate Communications and has been with Pharmasset since July 1999. Mr. Roemer served as our Vice President, Finance & Investor Relations from August 2004 through December 2006 and our Vice President, Business Development & General Manager from July 1999 through July 2004. Prior to joining Pharmasset, Mr. Roemer was a healthcare consultant for Booz-Allen & Hamilton and Deloitte Consulting, and he also held various operational roles at Bank of America.

From January 2001 through December 2005, Mr. Roemer served as Director and Membership Chair for the Georgia Biomedical Partnership and, from January 2003 through December 2005, he served as a Member of the Board of Advisors for the Metro Atlanta Chamber of Commerce. Mr. Roemer received a B.S. in Business Administration from Georgetown University and an M.B.A. and Master of Public Health degrees from Emory University’s Goizueta Business School and Rollins School of Public Health.

Michael J. Sofia, Ph.D. is our Vice President, Chemistry and has been with Pharmasset since August 2005. From June 1999 to August 2005, Dr. Sofia was at Bristol-Myers Squibb as Group Director, New Leads Chemistry. Dr. Sofia has over 18 years of drug discovery and 11 years of research management experience at Bristol-Myers Squibb, Transcell Technologies and Eli Lilly. At Bristol-Myers Squibb, Dr. Sofia led high throughput chemistry capabilities that supported drug discovery efforts across six therapeutic areas, including virology, cardiovascular, metabolic diseases, oncology, inflammatory diseases and neuroscience, and he had global responsibility for lead generation chemistry capabilities. From 1993 to 1999, Dr. Sofia established and directed the chemical research programs at Transcell Technologies, which focused on the discovery of novel antibacterial agents. At Eli Lilly, Dr. Sofia developed anti-inflammatory agents for the treatment of asthma, inflammatory bowel disease and psoriasis. Dr. Sofia is an author on 59 scientific publications and an inventor on 18 patents. Dr. Sofia received a B.A. in Chemistry from Cornell University and his Ph.D. in Organic Chemistry from the University of Illinois at Urbana-Champaign, and was an NIH postdoctoral fellow at Columbia University.

William T. Symonds III, Pharm.D. is our Vice President, Clinical Pharmacology and has been with Pharmasset since January 2007. From May 1993 to January 2007, Dr. Symonds served in positions of increasing responsibility at GlaxoSmithKline, most recently as Director, Antiviral Clinical Pharmacology & Discovery Medicine. Dr. Symonds has clinical pharmacology and late-phase clinical research experience in anti-infective and antiviral drug development, including international drug development and medical project management from Phases 1 to 4. He contributed to regulatory filings for several marketed antiviral compounds and was most recently involved in the early phase development of several antiviral programs. Dr. Symonds received his Doctorate of Pharmacy from Campbell University in North Carolina, and he completed a Fellowship in Clinical Pharmacokinetics focusing on anti-infective pharmacology at the Clinical Pharmacokinetics Laboratory at Millard Fillmore Hospital in Buffalo, New York.

Board of Directors

G. Steven Burrill has served as a member of our board of directors since August 2004, and as Chairman of the Board since November 2004. Mr. Burrill is the founder and CEO of Burrill & Company, a San Francisco-based life sciences merchant bank. Prior to founding Burrill & Craves in 1994 and Burrill & Company in 1997, Mr. Burrill spent 27 years with Ernst & Young, directing and coordinating the firm’s services to clients in the life sciences, high technology and manufacturing industries worldwide. Mr. Burrill currently serves as a member of the board of directors of DepoMed, Inc., a public biotechnology company, where he is a member of the audit committee and a member of the compensation committee, Horizon Technology Funding Company LLC, where he is a member of the audit committee and Targacept, Inc. Mr. Burrill is a member of the board of directors of Catalyst Biosciences, Inc., Phytomedics, Inc. and Proventys, Inc., all privately held biotechnology companies. Mr. Burrill received his B.B.A. from the University of Wisconsin-Madison.

William J. Carney, Esq. has served as a member of our board of directors since November 2000. Mr. Carney is a professor of corporate law at Emory University in Atlanta, Georgia. Prior to joining the Emory University faculty in 1978, Professor Carney was a professor of law at the University of Wyoming and a partner in the Denver law firm of Holland & Hart. He has been a visiting professor at several prestigious United States and international law schools. Professor Carney has served as chair of the Corporate Code Revision Committee and as a member of the Executive Committee of the Corporate Section of the State Bar of Georgia. He is the author of two leading casebooks on mergers and acquisitions and corporate finance, and more than 50 articles and book chapters on related topics. He also holds a business method patent application for an improved poison pill takeover defense. Professor Carney received his B.A. and L.L.B. from Yale University.

Ansbert S. Gädicke, M.D. has served as a member of our board of directors since June 1999. Dr. Gädicke is the Founding General Partner of MPM Capital, a biotechnology investment firm. Prior to founding MPM Capital in 1992, Dr. Gädicke was employed by The Boston Consulting Group. He is a member of Advisory Councils for Harvard Medical School, the Health Science and Technology Program of Harvard, and the Massachusetts Institute of Technology (MIT), as well as the Whitehead Institute at MIT. He serves as the Co-Chairman of the Alumni Association of the Whitehead Institute and serves on the Board of the National Venture Capital Association (NVCA). Dr. Gädicke is a member of the board of directors of Elixir Pharmaceuticals, Arriva Pharmaceuticals, Inc., Cerimon Pharmaceuticals, PharmAthene, Xanodyne Pharmaceuticals, Inc. and Nuvios, Inc. (a privately held biopharmaceutical company). Dr. Gädicke received an M.D. from J.W. Goethe University in Frankfurt, Germany.

Alexandra Goll, Ph.D. has been a member of our board of directors since March 2001. Dr. Goll has served as General Partner of TVM Capital (TVM) since 1998. She has been responsible for approximately 10 TVM investments since she joined the company in early 1998. She was initial investor in Actelion Ltd. and lead investor of the second round of Idenix Pharmaceuticals, Inc. where she was a member of the Supervisory Board until the closing of the Novartis transaction in May 2003. Currently Dr. Goll serves on the board of directors of Addex Pharmaceuticals SA, Arrow Therapeutics Ltd., Biovertis AG, Newron Pharmaceuticals SpA, Wilex AG and Cerenis Therapeutics SA. She also represents the interests of TVM at Ark Therapeutics Ltd., GPC Biotech AG and MediGene AG. Prior to her affiliation with TVM, Dr. Goll was the Global Business Leader for HIV and Cyto Megalo Virus (CMV), and was responsible for strategic marketing and business development for Virology at F. Hoffman-La Roche Ltd. in Basel, Switzerland. She had been involved in clinical development and managing commercialization strategies of products such as Neupogen (under an agreement with Amgen) Hivid, Cymevene and Valcyte. She received a degree in pharmacy from the Free University of Berlin, and wrote her doctoral dissertation in natural sciences at Phillips University of Marburg. She was honored with a post-doctoral position supported by the Boehringer-Ingelheim Foundation for fundamental research in medicine.

Elliot F. Hahn, Ph.D. has been a member of our board of directors since August 2000. Dr. Hahn has served as the president of ACCU-BREAK Pharmaceuticals, Inc. since October 2004. Dr. Hahn was a co-founder of Andrx Corporation and has served as Chairman Emeritus since March 2003. Dr. Hahn served as Andrx Corporation’s President from February 1993 until March 2003, Chief Executive Officer from October 2001 until June 2002, and as Chairman of the Board of Directors from June 2002 through March 2003. From June 1990 until February 1993, Dr. Hahn was Vice President for Scientific Affairs of IVAX, where he was involved in the evaluation and licensing of product opportunities and was responsible for maintaining IVAX’s intellectual property. Prior to that, he was Vice President of Research at the pharmaceutical subsidiary of IVAX. Before joining IVAX, Dr. Hahn was an associate professor at The Rockefeller University, an assistant professor at Albert Einstein College of Medicine, and a member of the Institute for Steroid Research at Montefiore Hospital, all in New York City. Since 1988, he has been an adjunct Associate Professor at the University of Miami School of Medicine. He has authored or co-authored over sixty peer-reviewed scientific publications. Dr. Hahn serves as a member of the board of directors of Nations Health, CyDex, Inc. and a number of privately held pharmaceutical companies. Dr. Hahn holds a B.S. with Honors in Chemistry from City College of New York and a Ph.D. in Organic Chemistry from Cornell University.

Michael K. Inouye has been a member of our board of directors since June 2005. Mr. Inouye currently serves as Senior Vice President, Commercial Operations of Telik, Inc. since March 2006. From May 2005 through February 2006, Mr. Inouye was working as an independent pharmaceutical industry consultant. Mr. Inouye was a worldwide commercial operations executive at Gilead Sciences from August 1995 to April 2005 where he led the global product launches of Viread and Emtriva, two leading HIV therapeutics sold both alone and in combination as Truvada, and Hepsera, for HBV. Prior to joining Gilead Sciences, Mr. Inouye served in sales and marketing and business development roles at Merck & Co. and American Home Products. Mr. Inouye received a B.S. in Food & Science Technology from the University of California at Davis and an M.B.A. from California State Polytechnic University, Pomona.

Fredric D. Price has served as a member of our board of directors since March 2007. He has been the chairman of the board of directors of Omrix Biopharmaceuticals since January 2005, the chairman of the board of Glycadia Pharmaceuticals since January 2007 and a member of the board of directors of Enobia Pharma since May 2006. From October 2000 to August 2004, he was chairman of the board of directors and chief executive officer of BioMarin Pharmaceutical Inc. From 1994 to 2000 he was President, chief executive officer and director of Applied Microbiology, a biotechnology and nutrition company. His prior experience includes having been vice president of finance and administration and chief financial officer of Regeneron Pharmaceuticals, Inc., a founder of the strategy consulting firm RxFDP, and a vice president of Pfizer Pharmaceuticals with both line and staff responsibilities. Mr. Price is a co-inventor of 12 issued U.S. patents and one U.S. patent application. Mr. Price received a B.A. from Dartmouth College and an M.B.A. from the Wharton School of the University of Pennsylvania.

P. Schaefer Price’s biography is set forth above under “—Management Team.”

Robert F. Williamson III has served as a member of our board of directors since August 2004. Mr. Williamson is currently a consultant to life sciences companies. Mr. Williamson was the Chief Executive Officer and a director of Arriva Pharmaceuticals from April 2004 to May 2006. He is also the founder of LaSalle Venture Advisors, a consulting firm, where he has served as a consultant since 2002. From 2002 until 2004, Mr. Williamson served as the President and Chief Operating Officer of Eos Biotechnology. Mr. Williamson also served as the President and Chief Operating Officer of DoubleTwist, Inc., a provider of genomic information and bioinformatics analysis technologies, from July 1999 until February 2002. Mr. Williamson was also a partner with the Boston Consulting Group, Inc. from 1991 through 1999, where his clients included top global pharmaceutical and medical device companies. Mr. Williamson received a B.A. in Economics from Pomona College and an M.B.A. from the Stanford Graduate School of Business.

Board of Directors

Our current board of directors consists of nine directors. Immediately prior to this offering, our board of directors will be divided into three classes of the same or nearly the same number of directors and each of our directors will be assigned to one of the three classes. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the directors will expire upon election and qualification of successor directors at the annual meeting of stockholders to be held during the years 2007 for the Class 1 directors, 2008 for the Class 2 directors and 2009 for the Class 3 directors. Any vacancy on the board of directors, including a vacancy resulting from an enlargement of the board of directors, may only be filled by vote of a majority of the directors then in office and may not be filled by our stockholders.

Our certificate of incorporation and by-laws will provide that the number of our directors shall be fixed from time to time by a resolution of the majority of our board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class shall consist of one third of the directors. There are no family relationships among any of our directors and executive officers.

Each of our directors currently serves on the board of directors pursuant to a voting agreement. The voting agreement will terminate upon the closing of this offering.

Board Committees

Our board of directors currently has an audit committee, a compensation committee and nominating and corporate governance committee. The composition, duties and responsibilities of these committees are set forth below.

Audit Committee

Our audit committee consists of G. Steven Burrill (Chair), Alexandra Goll, Fredric D. Price and Robert F. Williamson III. We believe that each of the members of the audit committee meets the requirements for independence under the current requirements of the Nasdaq Global Market and SEC rules and regulations. We also believe that each member of the audit committee is able to read and understand our consolidated financial statements. We believe that G. Steven Burrill qualifies as an “audit committee financial expert” under SEC rules implementing Section 407 of the Sarbanes-Oxley Act of 2002 and possesses financial sophistication in accordance with applicable Nasdaq Global Market requirements. Each audit committee member serves until his or her successor has been duly elected and qualified or until the earlier of his or her death, resignation, disqualification or removal. The responsibilities of the audit committee are to:

•	select our independent auditors, determine their compensation and oversee their independence;

•

review the company’s annual audited financial statements and related footnotes and report to the board as to whether it recommends that the audited financial statements should be included in reports to investors;

•	review and discuss with management and with the independent auditors the company’s quarterly financial statements and any related correspondence or statements prior to dissemination;

•

periodically review and discuss with management the significant accounting principles, policies and practices followed by the company in accounting for and reporting its financial results in accordance with generally accepted accounting principles;

•	obtain and consider the independent auditors’ judgments about the quality and appropriateness of the company’s accounting principles as applied in its financial reporting;

•

discuss with the independent auditors matters required to be communicated to audit committees in accordance with the American Institute of Certified Public Accountants: Statement of Auditing Standards No. 61;

•	periodically review and discuss with management the effectiveness and adequacy of the company’s system of internal controls;

•

establish and maintain appropriate procedures for the receipt, retention and treatment of complaints received by the company and the audit committee regarding accounting, internal accounting controls or auditing matters and the submission by employees of concerns regarding accounting or auditing matters;

•	periodically review and oversee the administration of the company’s code of ethics; and

•	review any legal matters that could have a significant impact on the company’s financial statements.

Compensation Committee

Our compensation committee consists of Robert F. Williamson III (Chair), Elliot F. Hahn, G. Steven Burrill and Michael K. Inouye. We believe that each of the members of our nominating and corporate governance committee meet the requirements for independence under the applicable requirements of the Sarbanes-Oxley Act of 2002, the Nasdaq Global Market and SEC rules and regulations. They are all outside directors under Section 162(m) of the U.S. Internal Revenue Code of 1986, as amended, or the Code, and non-employee directors within the meaning of Rule 16b-3 of the Exchange Act. Each compensation committee member serves until his or her successor has been duly elected and qualified or until the earlier of their death, resignation, disqualification or removal. Our compensation committee is responsible for developing and overseeing the implementation of our compensation strategy with respect to the compensation of our officers and directors. Specifically, the responsibilities of the compensation committee are to:

•	create, amend, review and approve for recommendation to the board the company’s formal compensation plans and benefit programs for employees;

•	ensure the administration and operation of the company’s compensation and benefit programs;

•	recommend to the board proper titles, job descriptions and milestones and other guidelines for performance compensation for the chief executive officer and the other executive officers of the company;

•

review the performance of the chief executive officer and determine the individual elements of total compensation for the chief executive officer, considering the performance of the chief executive officer and the general performance of the company as well as the compensation practices in the markets where the company competes for executive talent;

•

review the performance of the executive officers other than the chief executive officer and determine the individual elements of total compensation for the executive officers of the company other than the chief executive officer, considering any recommendations of the chief executive officer with respect to such compensation, the performance of such executive officers and the general performance of the company as well as the compensation practices in the markets where the company competes for executive talent;

•

grant awards, whether in cash or otherwise, and other benefits pursuant to the company’s compensation and benefit programs to executive officers and review, revise and approve the recommendations of the chief executive officer with respect to such awards to non-executive officers;

•	review with the chief executive officer matters relating to management succession;

•	determine and recommend to the board for its approval annual retainer, meeting fees, stock awards and other compensation for members of the board and its committees;

•	conduct an annual performance evaluation of the company and the adequacy of the compensation committee charter;

•

review and discuss the Compensation Discussion and Analysis, or CD&A, with management prior to its inclusion in the proxy statement and prepare an annual report stating that this committee has reviewed the CD&A with management and whether the Committee recommends its inclusion in the proxy statement; and

•	review and approve transactions involving potential conflicts of interest with any of our officers or directors and any other related party transactions.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of William J. Carney (Chair), Elliot F. Hahn and Michael K. Inouye. We believe that each of the members of our nominating and corporate governance committee meet the requirements for independence under the applicable requirements of the Sarbanes-Oxley Act of 2002, the Nasdaq Global Market and SEC rules and regulations. Each nominating and corporate governance committee member serves until his or her successor has been duly elected and qualified or until the earlier of his or her death, resignation, disqualification or removal. The nominating and governance committee’s responsibilities are to:

•	develop and recommend to the board of directors a set of effective corporate governance policies and procedures and annually review and reassess the adequacy of such policies and procedures;

•	regularly review issues and developments related to corporate governance and advise the board on corporate governance matters;

•	consider, develop and recommend to the board policies regarding the size and composition of the board and a process for director selection and nomination;

•	review the slate of possible candidates for board membership consistent with the board’s criteria for selecting new directors and determine the nominees to the board;

•	review and assess the qualifications of the members of the company’s other committees;

•	recommend committee member appointments and removals and advise the board on the structure and operations of various committees;

•	manage or propose the process whereby the board assesses its own performance and the corporation’s performance, including reporting the results thereof to the board;

•	annually evaluate the nominating and corporate governance committee’s performance; and

•	annually review and reassess the adequacy of the nominating and corporate governance committee charter.

Compensation Committee Interlocks and Insider Participation

The members of our compensation committee are Robert F. Williamson III (Chair), Elliot F. Hahn, G. Steven Burrill and Michael K. Inouye. No member of our compensation committee was an officer or employee of ours. In addition, there are no compensation committee interlocks between us and other entities involving our executive officers and our board members who serve as executive officers of those other entities.

Director Compensation

We reimburse all directors for reasonable and necessary expenses they incur in performing their duties as directors. For fiscal 2006, Dr. Hahn, Mr. Williamson, Mr. Carney, and Mr. Inouye each earned $10,000 as an annual retainer fee, and received $1,000 additional payments for attendance at each board committee meeting that had documented minutes and includes a quorum. Their attendance at telephonic board committee meetings was compensated with a $500 payment per meeting. Our other directors have not received any compensation for serving as directors.

Upon completion of this offering, the following changes with respect to compensation of our non-employee directors will become effective. Each non-employee director will receive an annual retainer fee of $25,000 and additional $1,000 payments for attendance at each board meeting that has documented minutes and includes a quorum. Each non-employee director who serves as a chair of a board committee will receive an additional $5,000 annual payment. In addition, the chairman of our board of directors will receive a $15,000 annual fee for his or her service. Upon initial election or appointment to our board of directors, each non-employee director will be granted an option to purchase 26,667 shares of our common stock with an exercise price equal to the fair market value of our common stock on the date of grant. Each such option will vest immediately with respect to 6,667 shares, will vest with respect to another 6,667 shares on the first anniversary of the date of grant and will vest with respect to the remaining 13,333 shares in equal quarterly installments until the fifth anniversary of the date of grant. On the first anniversary of a director’s appointment or election to our board of directors, and each subsequent anniversary thereafter, each non-employee director will be granted an option to purchase 6,667 shares of our common stock with an exercise price equal to the fair market value of our common stock on the date of grant. Each such option will vest immediately with respect to 1,667 shares, will vest with respect to another 1,667 shares on the first anniversary of the date of grant and will vest with respect to the remaining 3,333 shares in equal quarterly installments thereafter until the fifth anniversary of the date of grant.

On August 10, 2004, Dr. Hahn, Mr. Williamson and Mr. Carney were each granted an option to purchase 26,667 shares of our common stock with an exercise price of $3.00 per share. Dr. Hahn’s option vested immediately with respect to 13,333 shares, vested with respect to 4,445 shares on August 10, 2005, and will vest with respect to the remaining 8,889 shares in equal quarterly installments thereafter until August 10, 2007. Mr. Williamson’s and Mr. Carney’s options vested immediately with respect to 6,667 shares, vested with respect to 6,667 shares on August 10, 2005, and will vest with respect to the remaining 13,333 shares in equal quarterly installments thereafter until August 10, 2007. On August 10, 2005, Mr. Inouye was granted an option to purchase 26,667 shares of our common stock with an exercise price of $3.00 per share. Mr. Inouye’s option vested immediately with respect to 6,667 shares, vested with respect to 6,667 shares on August 10, 2006, and will vest with respect to the remaining 13,333 shares in equal quarterly installments thereafter until August 10, 2008. On May 24, 2006, Dr. Hahn, Mr. Williamson and Mr. Carney were each granted an option to purchase 14,667 shares of our common stock with an exercise price of $3.87 per share. Each of these grants vested immediately with respect to 9,667 shares, vested with respect to 1,667 shares on August 10, 2006, and will vest with respect to the remaining 3,333 shares in equal quarterly installments thereafter until August 10, 2008. On March 1, 2007, Mr. Fredric Price was granted an option to purchase 26,667 shares of our common stock with an exercise price of $5.45 per share. This grant vested immediately with respect to 6,667 shares, will vest with respect to 6,667 shares on March 1, 2008, and will vest with respect to the remaining 1,667 shares in equal quarterly installments thereafter until March 1, 2010.

Executive Compensation

Summary Compensation Table

The following summary compensation table sets forth information, for the year ended September 30, 2006 with respect to the compensation earned by or awarded to our Chief Executive Officer, and each of our other four most highly compensated executive officers who served in such capacities for the year ended September 30, 2006, and whose salary and bonus exceeded $100,000. The individuals listed below are referred to in this prospectus as our “named executive officers.”

	Annual Compensation				Long-Term Compensation Awards
Name and Principal Position	Salary ($)		Bonus ($)	Other Annual Compensation ($)(1)	Securities Underlying Options (#)	All Other Compensation ($)
P. Schaefer Price President and Chief Executive Officer	307,292	(2)	80,775	45,284	50,000	2,417

Kurt Leutzinger Chief Financial Officer	247,083	(3)	45,031	—	45,667	1,874

Michael J. Otto Executive Vice President, Pharmaceutical Research	226,250	(5)	34,166	28,616	40,000	1,447

Loni da Silva Vice President, Regulatory Affairs	225,000	(4)	48,000	—	—	1,699

Mark Meester Vice President, Accounting & Administration	216,375	(6)	42,600	53,969	37,000	1,642

(1)	Represents amount paid for reimbursement for relocation expenses.
(2)	The amount represents Mr. Price’s annual base salary for the year ending September 30, 2006, comprised of $300,000 from October 1, 2005 through June 15, 2006 and $325,000 from June 16, 2006 through September 30, 2006.
(3)	The amount represents Mr. Leutzinger’s annual base salary for the year ending September 30, 2006, comprised of $240,000 from October 1, 2005 through January 15, 2006 and $250,000 from January 16, 2006 through September 30, 2006.
(4)	The amount represents Ms. da Silva’s annual base salary for the year ending September 30, 2006, comprised of $225,000 from October 1, 2005 through September 30, 2006.
(5)	The amount represents Mr. Otto’s annual base salary for the year ending September 30, 2006, comprised of $225,000 from October 1, 2005 through June 30, 2006 and $230,000 from July 1, 2006 through September 30, 2006.
(6)	The amount represents Mr. Meester’s annual base salary for the year ending September 30, 2006, comprised of $210,000 from October 1, 2005 through January 15, 2006 and $219,000 from January 16, 2006 through September 30, 2006.

Stock Option Grants During Fiscal 2006

The following table sets forth information regarding grants of options to purchase shares of our common stock to our named executive officers during the year ended September 30, 2006. These awards are reflected in the summary compensation table.

	Individual Grants
Name	Number of securities underlying options granted (1)(2)	Percentage of total options granted to employees in last fiscal year	Exercise price per share ($)(3)	Expiration date	Potential realizable value at assumed annual price appreciation for option term (4)
					5% ($)	10% ($)
P. Schaefer Price	50,000	12.4%	3.87	5/24/2016	582,164	985,474
Kurt Leutzinger	45,667	11.3%	3.87	5/24/2016	531,714	900,073
Michael J. Otto	40,000	9.9%	3.87	5/24/2016	465,731	788,379
Loni da Silva	—	N/A	N/A	N/A	N/A	N/A
Mark Meester	37,000	9.2%	3.87	5/24/2016	430,801	729,251

(1)	These outstanding stock options are incentive stock options and nonqualified stock options that were granted under our 1998 Stock Plan, as amended in 2006. These options have a term of ten years, subject to earlier termination in connection with a termination of the optionholder’s employment. In the event of a change in control, the committee that administers the plan may, subject to board authorization, make all outstanding options immediately exercisable. See “Employee Benefit Plans—1998 Stock Plan” for a further description of certain terms relating to these stock options.
(2)	These options expire on the tenth anniversary of the date of grant and vest as to 25% of the underlying shares on the first anniversary of the date of grant and 6.25% of the underlying shares at the end of each calendar quarter beginning one quarter after the first anniversary of the date of grant and continuing until the fourth anniversary of the date of grant, in each case subject to the optionholder’s continued employment or consulting relationship with us.
(3)	The stock options have been granted at or above 100% of the fair market value of the common stock as determined by the board of directors on the date of grant. There was no public market for our common stock during 2006. Accordingly, the exercise price is based on our board of directors’ determination of the fair market value of the underlying shares as of the date of grant. The fair value of the common stock at option grant dates during 2006 using the methodology favored by the guidelines of the American Institute of Certified Public Accountants (AICPA) titled “Valuation of Privately-Held-Company Equity Securities Issued as Compensation” resulted in an estimate of fair market value of $6.09 per share for financial reporting purposes.
(4)	The potential realizable values are net of exercise price but do not take into account the payment of taxes associated with exercise. The amounts represent hypothetical gains that could be achieved for the respective stock options if exercised at the end of the option term based on assumed annual rates of compound share price appreciation of 5% and 10% from the date of this offering through the expiration of the options, based on the assumed initial public offering price of $10.00 per share, the mid-point of the public offering price range indicated on the cover of this prospectus. The 5% and 10% assumed annual rates of compounded share price are mandated by the rules of the Securities Exchange Commission and do not represent our estimate or projection of future performance of our common share prices. Actual gains, if any, on stock option exercises depend on the future performance of the common stock and overall stock market conditions. The amounts reflected in the following table may not necessarily be achieved.

Aggregate Option Exercises and Fiscal Year-End Option Values

The following table provides information about the number of shares issued upon option exercises by our named executive officers during the year ended September 30, 2006, and the value realized by our named executive officers. The table also provides information about the number and value of options held by our named executive offices at September 30, 2006.

Name	Shares acquired on exercise (#)	Value Realized ($)	Number of shares underlying unexercised options at September 30, 2006 (#)		Value of unexercised in-the-money options at September 30, 2006 ($)(1)
			Exercisable	Unexercisable	Exercisable	Unexercisable
P. Schaefer Price	40,851	119,488	135,053	364,308	934,496	2,517,529
Kurt Leutzinger	45,667	154,063	10,417	149,833	72,917	1,009,103
Michael J. Otto	—	—	108,333	76,667	755,633	510,567
Loni da Silva	—	—	29,167	87,500	175,292	525,875
Mark Meester	—	—	45,000	112,000	289,013	708,498

(1)	There was no public trading market for our common stock as of September 30, 2006. Accordingly, as permitted by the rules of the Securities and Exchange Commission, we have calculated the value of unexercised in-the-money options at fiscal year-end on the basis of an assumed fair market value of our common stock as of September 30, 2006 equal to the assumed initial public offering price of $10.00 per share, the mid-point of the public offering price range indicated on the cover of this prospectus, less the aggregate exercise price and without taking into account any taxes that may be payable in connection with the transaction.

Recent Sale of Stock

On March 31, 2005, we sold 100,000 shares of common stock at $3.00 per share for an aggregate purchase price of $300,000 to Kurt Leutzinger, our Chief Financial Officer.

Employment Agreements

P. Schaefer Price

We entered into an employment agreement with Mr. Price as President and Chief Executive Officer on June 15, 2004. Mr. Price’s employment does not specify a term because he is an at will employee and his employment can be terminated by us, with or without advance notice, at any time.

Under his employment agreement, Mr. Price currently receives an annual base salary of $325,000, subject to annual review by our board of directors and is eligible to receive an annual performance bonus at a target amount of 30% of salary.

Mr. Price’s employment agreement required us to reimburse him for his expenses incurred in connection with his relocation to Atlanta and from Atlanta to New Jersey. Mr. Price was reimbursed $37,763 and $39,264 for relocation expenses incurred in 2004 and 2005, respectively. Mr. Price is entitled to our standard employee benefits under his employment agreement.

In addition, Mr. Price was granted a combination of qualified and nonqualified stock options pursuant to our 1998 Stock Plan, as amended in 2006, to purchase 653,615 shares of our common stock at an exercise price of $3.00 per share. Mr. Price will also be eligible to receive additional annual grants of stock options under our 1998 Stock Plan. Upon the closing of this offering, Mr. Price will receive an additional 66,667 fully vested nonqualified stock options at an exercise price equal to the public offering price, so long as he continues to be our President and Chief Executive Officer through such closing.

Under the terms of the agreement, Mr. Price’s employment may be terminated by us immediately for cause. For purposes of Mr. Price’s employment agreement, cause means (i) acts amounting to gross negligence or moral turpitude which are detrimental to us, (ii) fraud or embezzlement of funds or property, (iii) conviction of or pleading guilty to a felony not involving traffic or administrative sanctions, (iv) failure to observe or perform any material covenant, condition, or provision of the employment agreement or our written policies and, when such failure is capable of remedy, such failure is not remedied within five business days after notice of such failure by us, or (v) performance of substantial and continued business services for any other person or entity without the prior written consent of the Chairman of our board of directors. In addition, we may terminate Mr. Price’s employment in the event he is unable to perform the essential functions of his position by reason of physical or mental disability for a period of 90 consecutive calendar days. Except as set forth below, the employment agreement does not provide for severance pay in the event of his termination. However, Mr. Price is entitled, upon termination, to any benefits to which he would have been entitled upon termination under our benefit plans.

If we terminate Mr. Price’s employment without cause or Mr. Price resigns with good reason (as defined below) within 18 months following a change of control of Pharmasset (as defined below), then we or our successor-in-interest must (i) accelerate the vesting of all Mr. Price’s stock options which were granted by us, (ii) pay to Mr. Price a lump-sum severance package equal to one and a half times his then current annual base salary, plus the amount of benefits that would otherwise be payable on behalf of Mr. Price prior to the expiration of the agreement and (iii) provide Mr. Price with salary, bonus and benefits continuation for one year following such termination. If we terminate Mr. Price’s employment without cause prior to a change of control of Pharmasset or more than 18 months following a change of control of Pharmasset, then we or our successor-in-interest must vest 12 months of Mr. Price’s stock options which were granted by us and provide Mr. Price with salary, bonus and benefits continuation for one year following such termination. For purposes of Mr. Price’s employment agreement, a change of control means (i) a transaction, including a merger or other reorganization of Pharmasset or acquisition of our shares, if the holders of our voting stock owns less than 50% of the voting stock of the purchaser or surviving entity or (ii) a sale of substantially all of our assets. Good reason means a reduction in Mr. Price’s overall level of responsibility, requiring him to report to anyone other than the board of directors, or the elimination of any of his current principal duties.

Pursuant to the terms of his employment agreement, Mr. Price agrees that he will keep confidential and protect our trade secrets and confidential information during and after the term of his employment and assign to us all rights to inventions that he develops during the course of his employment with us and to assist us in the application for patents and copyrights with respect to such inventions. In addition, Mr. Price is prohibited, during the term of his employment with us and for a period of 18 months thereafter, from directly or indirectly (i) soliciting our employees or (ii) engaging in a business that is competitive with us in North America, Latin America or South America, in each case without our consent.

Abel De La Rosa, Ph.D.

We entered into a standard offer letter with Dr. De La Rosa, dated January 5, 2007. Dr. De La Rosa currently serves as our Senior Vice President, Business Development & Scientific Affairs. Under the terms of the offer letter, Dr. De La Rosa receives an annual base salary of $232,300. The offer letter provides for at-will employment. In addition, Dr. De La Rosa is eligible to receive a target performance bonus of 25% of his annual base salary subject to the achievement of certain performance objectives.

In addition, we have entered into a severance agreement with Dr. De La Rosa, dated January 5, 2007, that provides him with severance benefits if his employment is involuntarily terminated other than as a result of a termination for cause (as defined in the agreement). Under the severance agreement, Dr. De La Rosa is entitled to the following benefits: (i) a lump-sum payment equal to 12 months of his then current base salary within 30 days of his involuntary termination, (ii) a two-year period following his termination during which he may exercise all vested stock options and (iii) a continuation of the same level of health coverage and benefits until the earlier of (x) the date he is no longer eligible to receive COBRA benefits or (y) 12 months from the date of his termination. Dr. De La Rosa’s severance agreement will be superseded in the event we adopt a formal severance policy, so long as such policy provides Dr. De La Rosa with economic benefits no less beneficial than provided under his current severance agreement.

Mark Meester

We entered into a standard offer letter with Mr. Meester, dated December 22, 2006. Mr. Meester currently serves as our Vice President, Accounting and Administration. Under the terms of the offer letter, Mr. Meester receives an annual base salary of $225,000. The offer letter provides for at-will employment. In addition, Mr. Meester is eligible to receive a target performance bonus of 25% of his annual base salary subject to the achievement of certain performance objectives.

Change of Control Severance Agreements

All of our employees, including the named executive officers, have entered into agreements with us that provide them with certain severance benefits and accelerated stock option vesting upon involuntary termination of employment at any time within 18 months after a Change of Control. Under the terms of these agreements, Mr. Meester, Dr. De La Rosa, Ms. da Silva and Mr. Leutzinger are all entitled to following benefits: (i) a lump-sum payment equal to 12 months of his or her then current base salary within 30 days of his or her involuntary termination, (ii) an acceleration and vesting of all the outstanding stock options prior to the Change of Control, (iii) a two-year period following his or her termination during which he or she may exercise all vested stock options and (iv) a continuation of the same level of health coverage and benefits until the earlier of (x) the date he or she is no longer eligible to receive COBRA benefits, (y) 12 months from the date of termination or (z) the date he or she receives similar benefits from a new employer. For the purpose of these agreements, “Change of Control” means (x) the consummation of a merger or consolidation with any other corporation or other entity that results in a greater than 50% change of the total voting power represented by the voting securities of the company or surviving entity (y) the approval by our stockholders of a plan of complete liquidation of our company or an agreement for the sale or disposition by us of all or substantially all of our assets, or (z) any person or persons becoming the beneficial owner, directly or indirectly, of our securities representing 50% or more of the total voting power represented by our then outstanding voting securities.

Employee Benefit Plans

1998 Stock Plan, as Amended in 2006

The 1998 Stock Plan (the “1998 Plan”) was originally approved and adopted by our board of directors and approved by our stockholders on December 21, 1998. Our board of directors and stockholders approved an amendment to the 1998 Plan on July 14, 2000 to increase the number of shares available under the plan from 1,000,000 to 1,333,333, an amendment on August 4, 2004 to increase the number of shares available under the plan from 1,333,333 to 2,450,348 and an amendment on May 24, 2006 to increase the number of shares available under the plan from 2,450,348 to 3,517,015. The purpose of the 1998 Plan is to provide an incentive to officers, directors, employees, independent contractors and to other persons who provide significant services to us.

Eligibility. Our officers, directors, employees and independent contractors are eligible to participate in the 1998 Plan. Currently, 47 employees and contractors and 7 non-employee directors are eligible to participate in the 1998 Plan.

Administration. The 1998 Plan is administered by an executive committee of our board of directors (the “Plan Committee”). Subject to the limitations described below, the Plan Committee has the sole authority to determine the amount and type of grants, the persons to whom grants are made, the price to be paid upon exercise of each option, the period within which each option and stock appreciation right must be exercised and all other terms and conditions of grants made under the 1998 Plan.

Type of Awards. The Plan Committee may grant the following awards under the 1998 Plan: (i) incentive stock options, as defined under the Code, (ii) nonqualified stock options, (iii) stock awards, and (iv) stock appreciation rights. Incentive stock options may be granted solely to our full-time employees. Nonqualified stock options, stock awards and stock appreciation rights may be granted to our officers, directors, employees and independent contractors. The Plan Committee may also sell shares under the 1998 Plan.

Awards under the 1998 Plan. The table below presents information related to stock option awards anticipated to be granted upon the closing of this offering.

PLAN BENEFIT TABLE

1998 PLAN

Name and Position	Dollar Value	Number of Options to be Granted
P. Schaefer Price	—(1)	66,667(2)
President and Chief Executive Officer

(1)	The exercise price of the stock options will be equal to the per share initial public offering price. Thus, on the date of the closing of this offering, the stock options will have zero value. The exact dollar value of the stock options will equal the difference between the exercise price of such stock options and the market price of the common stock on the date of exercise of a stock option. Accordingly, the exact dollar value is not presently determinable.
(2)	Mr. Price will be awarded nonqualified stock options under the 1998 Plan that will be fully vested upon closing of this offering, so long as he continues to be our President and Chief Executive Officer through the closing.

Share Reserve. We have reserved 3,517,015 shares of common stock for issuance under the 1998 Plan. As of December 31, 2006, 412,985 shares of common stock were available for future grants under the 1998 Plan. The shares subject to the unexercised portion of any stock option or stock appreciation right that expires or terminates under the 1998 Plan will again be available for grant under the 1998 Plan. As of December 31, 2006, a combination of nonqualified and incentive stock options to purchase 2,662,858 shares of our common stock were outstanding under the 1998 Plan and 3,075,843 shares of our common stock were reserved and available for future issuance under the 1998 Plan. No restricted shares, stock awards or stock appreciation rights have been awarded and no stock has been sold, other than pursuant to an option exercise, under the 1998 Plan.

Stock Options. Stock options may be granted as incentive stock options or nonqualified stock options; however, the aggregate fair market value, determined at the time of grant, of shares of our common stock with respect to incentive stock options that are exercisable for the first time by a participant during any calendar year under all of our stock plans may not exceed $100,000. The options or portions of options that exceed this limit are treated as nonqualified stock options. Each stock option is granted pursuant to a written agreement that contains the following terms and additional terms that the Plan Committee deems appropriate. The exercise price for an incentive stock option may not be less than 100% (110% in the case of an incentive stock option granted to a greater than 10% shareholder) of the fair market value of the common stock on the date of grant. The exercise price for a nonqualified stock option and the vesting schedule for each stock option will be determined by the Plan Committee and set forth in the individual option agreements. Stock options granted under the 1998 Plan prior to July 31, 2004 typically vest as to 25% of the underlying shares on the first anniversary of the date of grant and 25% of the underling shares on the subsequent three anniversaries of the date of grant. Stock options granted under the 1998 Plan after July 31, 2004 typically vest as to 25% of the underlying shares on the first anniversary of the date of grant and 6.25% of the underlying shares at the end of each calendar quarter beginning one quarter after the first anniversary of the date of grant and continuing until the fourth anniversary of the date of grant, in each case subject to the optionholder’s continued employment or consulting relationship with the company. The term of stock options granted under the 1998 Plan may not exceed ten years (five years in the case of an incentive stock option granted to a greater than 10% shareholder).

Stock Awards. The Plan Committee may award stock as a bonus, subject to the terms, conditions and restrictions determined by the Plan Committee and set forth in a written agreement, including, without limitation, restrictions concerning transferability, voting and forfeiture. The Plan Committee may require a recipient of a stock award to enter into an agreement, but may not require the recipient to pay any money other than the amounts necessary to satisfy tax-withholding requirements.

Sale of Stock. The Plan Committee may issue stock under the 1998 Plan for consideration, including promissory notes and services, subject to the terms, conditions and restrictions determined by the Plan

Committee and set forth in a written agreement, including, without limitation, restrictions concerning transferability, voting, repurchase and forfeiture. In addition, stock sold under the 1998 Plan will be subject to a purchase or subscription agreement.

Stock Appreciation Rights. The Plan Committee may grant stock appreciation rights under the 1998 Plan subject to the rules, terms and conditions determined by the Plan Committee and set forth in a written agreement. Upon exercise, the holder of a stock appreciation right is entitled to receive the excess of the fair market value of the stock on the date of exercise over the fair market value of the stock on the date of grant. Such amount may be paid in our common stock or in cash, or any combination of the two, as determined by the Plan Committee.

Grants to Officers or Directors. Unless otherwise determined by the Plan Committee, stock sold or awarded under the 1998 Plan to an officer or director may not be sold for six months following the issuance or award of such stock and stock appreciation rights granted under the 1998 Plan to an officer or director may not be exercised for six months following the date of grant.

Transferability. Stock options and stock appreciation rights granted under the 1998 Plan are not transferable except by will or the laws of descent and distribution, or, except in the case of incentive stock options, pursuant to a qualified domestic relations order.

Termination of Employment or Other Relationship. Unless the terms of a participant’s award agreement provide otherwise, (i) in the event of the termination of a participant’s service relationship with us due to disability or death, the participant, or his or her beneficiary, may exercise any vested options or stock appreciation rights for up to 12 months following death or disability; (ii) upon the retirement (pursuant to a company retirement plan or the approval of the Plan Committee) of an officer, director or employee or the cessation of services provided by a non-employee, such participant may exercise any vested stock options or stock appreciation rights for up to three months following the cessation of service, and (iii) in the event of the termination of a participant’s service relationship with us for any other reason, the participant may exercise any vested options or stock appreciation rights for up to 30 days following the termination of services, or a later date established by the Plan Committee. The Plan Committee may accelerate the exercisability of any or all stock options or stock appreciation rights upon the termination of employment or cessation of services. In no event may a stock option or stock appreciation right be exercised after its expiration date.

Corporate Transactions. In the event of a change in our outstanding stock by reason of a dividend, split, consolidation, recapitalization or reorganization, an appropriate adjustment will be made in the number of shares reserved under the 1998 Plan and the number of shares and exercise price with respect to any unexercised options or stock appreciation rights. In the event of our liquidation or any merger, consolidation or other reorganization in which we are not the surviving corporation, all stock options and stock appreciation rights under the 1998 Plan will be terminated unless an agreement specifically provides for the assumption of such options and stock appreciation rights by the surviving corporation. In the event of the sale of all or substantially all of our assets or capital stock by means of a merger, sale, consolidation or otherwise, the Plan Committee may, subject to board authorization, make all outstanding options and stock appreciation rights immediately exercisable.

Termination and Amendments. The 1998 Plan will terminate on December 20, 2008, unless earlier terminated by our board or upon the consummation of the sale of all or substantially all of our assets or capital stock. Our board of directors will have authority to amend or terminate the 1998 Plan. No amendment or termination of the 1998 Plan shall adversely affect any rights under awards already granted to a participant unless agreed to by the affected participant.

Withholding Taxes. As a condition to the grant or exercise of an award, we may require a participant to pay the amount necessary to cover any “withholding” taxes or other charges imposed on us that arise in connection with the award. We may permit these obligations to be satisfied by delivering to the participant a lesser number of shares of common stock.

Federal Income Tax Consequences of Incentive Stock Options. Participants do not recognize income at the time an incentive stock option is granted. Participants also do not recognize income when they exercise their incentive stock options. However, the amount by which the fair market value of the common stock issued upon exercise of an incentive stock option exceeds the exercise price paid constitutes a tax preference item that may have alternative minimum tax consequences for the participant.

The tax consequences that arise when shares of common stock that were acquired upon exercise of an incentive stock option are sold depend on how long the shares were held. If the sale occurs more than one year after the date the shares were acquired and more than two years after the date the incentive stock option was granted, the participant will normally recognize a long-term capital gain or loss equal to the difference, if any, between the sale price of the shares and the exercise price. If the participant has not held the shares for the required holding periods, the participant will recognize ordinary compensation income and possibly capital gain or loss in such amounts as are prescribed by the Code and applicable regulations.

No federal income tax deduction is allowed to us upon the grant or exercise of an incentive stock option. If shares of common stock acquired upon exercise of an incentive stock option are sold before the holding periods described above are satisfied and the participant recognizes ordinary income, we will generally be entitled to a federal income tax deduction in the amount of such ordinary income.

If a stock option intended to qualify as an incentive stock option is exercised by a person who was not continually employed by us from the date of grant of such stock option until no more than three months prior to such exercise (or one year if such person is no longer employed due to disability), then such stock option will not qualify as an incentive stock option and, instead, will be taxed as a nonqualified stock option (as described below).

Federal Income Tax Consequences of Nonqualified Stock Options. Holders of nonqualified options do not recognize income on the time the option is granted. Upon exercise of a nonqualified option, the participant will recognize ordinary compensation income equal to the amount by which the fair market value, as of the exercise date of the stock option, of the shares of common stock the participant receives upon exercise exceeds the exercise price paid. The participant’s tax basis in the shares of common stock received upon exercise will equal the exercise price paid plus the amount includible in the participant’s gross income (in effect, these amounts add up to the fair market value of the shares of common stock on the date of exercise).

If a participant disposes of any shares of common stock received upon the exercise of a nonqualified option, the participant will recognize a capital gain or loss equal to the difference between the participant’s tax basis in the shares of common stock and the amount of sale proceeds realized on disposition of the shares of common stock. The gain or loss will be either long-term or short-term, depending on the holding period. The holding period will commence on the date on which the participant recognizes taxable income in respect of such shares. Certain additional rules apply if the participant paid the exercise price for a stock option in shares of common stock that a participant already owned.

No federal income tax deduction is allowed to us upon the grant of a nonqualified option. We will generally be entitled to a federal income tax deduction in an amount equal to the ordinary compensation income that the participant recognizes at the time of exercise, subject to the applicable provisions of the Code and regulations. We are not entitled to any income tax deduction in connection with the participant’s disposition of shares of common stock.

Federal Income Tax Consequences of Stock Awards. A participant will not recognize income upon the grant of a stock award if such award is subject to a substantial risk of forfeiture or restrictions on transferability, unless the participant makes a special election with the Internal Revenue Service pursuant to Section 83(b) of the Code to be taxed on the date of grant.

Pursuant to Section 83(b) of the Code, a participant may elect, within 30 days of receipt of a stock award, to be taxed at ordinary income tax rates on the fair market value of the shares of common stock comprising the award on the date of grant. If the election is made, we will be entitled to a corresponding deduction. No income will be recognized, and no deduction will be allowed to us, upon lapse of the forfeiture provisions on vesting of the stock award. Any subsequent appreciation (or depreciation) in the value of the stock will be taxed as capital gain (or capital loss) upon a subsequent sale. If the stock is subsequently forfeited, the participant will not be allowed a deduction or loss for tax purposes for the forfeited amount.

If a participant has not made a Section 83(b) election, upon lapse of the forfeiture provisions or restrictions on transferability, the participant will be taxed at ordinary income tax rates on the then fair market value of the common stock and a corresponding deduction will be allowable to us. Upon the subsequent disposition of such common stock, the participant will realize capital gain or loss (long-term or short-term, depending upon the holding period of the stock sold).

Federal Income Tax Consequences of Stock Appreciation Rights. The grant of stock appreciation rights will have not immediate tax consequences to us or the participant receiving the grant. In general, the amount of compensation that will be realized by a participant upon exercise of a stock appreciation right is equal to the difference between the grant date valuation of the common shares underlying the stock appreciation right and the fair market value of the stock or cash received on the date of exercise. The amount received by the participant upon the exercise of the stock appreciation right will be included in the participant’s ordinary income in the taxable year in which the stock appreciation right is exercised. Subject to the applicable provisions of the Code, we generally will be entitled to a deduction in the same amount in that year.

Impact of The American Jobs Creation Act of 2004. The American Jobs Creation Act of 2004 was signed by the President of the United States on October 22, 2004. The Act has implications that affect traditional deferred compensation plans, as well as certain equity awards, such as certain stock appreciation rights and stock awards. Additional adverse tax consequences could apply to such awards as a result of the Act based on the current award design. We have not granted any stock appreciation rights or stock awards under the 1998 Plan; however, we note that it may be necessary to amend the plan in order to comply with the Act.

2007 Equity Incentive Plan

General. On March 1, 2007, our board of directors approved the 2007 Equity Incentive Plan (the “2007 Plan”) which, subject to the approval of our stockholders, will become effective upon completion of this offering. The 2007 Plan provides for the grant of stock options, stock appreciation rights, restricted stock, deferred stock, restricted stock units, performance shares, phantom stock and similar types of stock awards as well as cash awards. Each is referred to as an award in the 2007 Plan. Options granted under the 2007 Plan may be either “incentive stock options,” as defined under Section 422 of the Code or nonstatutory stock options. The 2007 Plan will terminate in fiscal 2017 unless it is extended or terminated earlier pursuant to its terms.

Share Reserve. We have reserved the lesser of (a) 1,333,333, shares of our common stock, and (b) a number of shares equal to 5% of the sum of shares issued and outstanding and the number of options issued and outstanding at the closing of Nasdaq on the date of this filing, for issuance under the 2007 Plan, all of which are available for future grant. Awards generally shall not reduce the share reserve until the earlier of vesting or the delivery of the shares pursuant to an award. Shares reserved under the 2007 Plan shall be increased by (i) the number of shares of common stock available for issuance under the 1998 Plan as of the effective date of this offering, including the shares subject to outstanding awards under the 1998 Plan, plus (ii) shares of common stock issued under the 1998 Plan or the 2007 Plan that are forfeited or repurchased by us at or below the original purchase price or that are issuable upon exercise of awards granted pursuant to the 1998 Plan or the 2007 Plan that expire or become unexercisable for any reason without having been exercised after the effective date of this offering, plus (iii) shares of common stock that are restored by our board of directors or its compensation committee pursuant to provisions in the 2007 Plan that permit options to be settled in shares on a net appreciation basis at our election, plus (iv) shares of common stock that are not delivered to a holder in consideration for applicable tax withholding.

Adjustments. In the event of any stock split, reverse stock split, recapitalization, combination or reclassification of stock, stock dividend, spin-off, extraordinary cash dividend or similar change to our capital structure (not including a fundamental transaction or change in control (as defined below)), our board of directors shall make appropriate equitable adjustments in order to preserve the value of outstanding and future awards under the 2007 Plan, including adjustments to: (i) the number and type of awards that may be granted under the 2007 Plan, (ii) the number and type of options that may be granted to any individual under the 2007 Plan, (iii) the terms of any stock appreciation right, (iv) the purchase price and number and class of securities issuable under each outstanding stock award, (v) the exercise price and number and class of securities issuable under each outstanding option, and (vi) the repurchase price of any securities substituted for award shares that are subject to repurchase rights.

Award Limitations. No employee may be granted options or stock appreciation rights in any fiscal year under the 2007 Plan to purchase or be issued more than 1,333,333 shares of our common stock (subject to adjustment in the event of a stock split or similar corporate event) or to receive compensation calculated with respect to more than that number of shares under stock appreciation rights; provided that a new employee may be issued up to a maximum of 2,000,000 shares (subject to adjustment in the event of a stock split or similar corporate event) of our common stock under options in the calendar year in which the employee commences employment or compensation calculated with reference to such number of shares under stock appreciation rights. In addition, the maximum annual value of stock awards or cash awards to any individual may not exceed $10,000,000.

Administration. The 2007 Plan will be administered by our board of directors or a committee of our board of directors, either of which may further delegate certain of its responsibilities to a delegated officer in certain instances. The board, committee or officer is referred to in the 2007 Plan as the administrator.

Eligibility. Awards under the 2007 Plan may be granted to our employees, directors and consultants. Incentive stock options may be granted only to our employees. The administrator determines which individuals are granted awards under the 2007 Plan.

Termination of Employment. Generally, if an awardee’s service to us terminates other than by reason of death or disability, vested awards will remain exercisable for a period of 90 days following the termination of the awardee’s service, or if earlier, until the expiration of the term of the award. Unless otherwise provided for by the administrator, if an awardee dies or becomes disabled while an employee, consultant or director, all of awardee’s vested awards will be exercisable for one year following the awardee’s death or disability, or if earlier, the expiration of the term of the award.

Nontransferability of Awards. Unless otherwise determined by the administrator, awards granted under the 2007 Plan are not transferable other than by will, the laws of descent and distribution, a domestic relations order or to a designated beneficiary upon death and may be exercised, purchased or settled during the awardee’s lifetime only by the awardee.

Stock Options. An option represents the right to purchase shares of stock upon the payment of a pre-established exercise price.

Exercise Price. The administrator determines the exercise price of options at the time the options are granted. The exercise price of an incentive stock option may not be less than 100% of the fair market value of our common stock on the date of grant. The exercise price of a nonstatutory stock option may not be less than 85% of the fair market value of our common stock on the date of grant. The fair market value of our common stock will generally be the closing sales price as quoted on the NASDAQ Global Market.

Exercise of Option; Form of Consideration. The administrator determines when options vest and become exercisable. The means of payment for shares issued on exercise of an option are specified in each option agreement. The 2007 Plan permits payment to be made by cash, check, wire transfer, other shares of our common stock (with some restrictions), broker-assisted same day sales, cancellation of any debt owed by us or any of our affiliates to the optionholder, in certain instances a delivery of stock for any net appreciation in the shares at the time of exercise over the exercise price or by other means of consideration permitted by applicable law and the administrator.

Term of Options. The term of an option may be no more than 10 years from the date of grant. No option may be exercised after the expiration of its term. An incentive stock option granted to a greater than 10% stockholder may not have a term of more than five years.

Stock Awards. Stock awards may be restricted stock, deferred stock, restricted stock units, performance shares, phantom stock, stock appreciation rights or other similar stock awards (including awards that do not require the participant to pay any amount to receive the shares). Restricted stock grants are awards of a specific number of shares of common stock. Restricted stock units represent a promise to deliver shares of our common stock, or an amount of cash or property equal to the value of the underlying shares, at a future date. Deferred stock is a grant of shares of our common stock that are distributed in the future upon satisfaction of certain conditions. Performance shares are rights to receive amounts, denominated in cash or shares of our common stock, based upon our or a participant’s performance during the period between the date of grant and a pre-established future date. Stock appreciation rights are rights to receive cash and/or shares of our common stock based on the amount by which the fair market value of a specific number of shares on the exercise date exceeds the fair market value of the shares on the grant date.

Each stock award is evidenced by a stock award agreement between us and the participant. The 2007 Plan allows the administrator broad discretion to determine the terms of individual stock awards including the number of shares subject to a stock award; the purchase price of the shares, if any, and the means of payment for the shares; the performance criteria; the terms, conditions and restrictions on the grant, issuance, vesting and forfeiture of the shares subject to the stock award; and the restrictions on the transferability of the stock award.

Cash Awards. Cash awards may be granted either alone, in addition to, or in tandem with other awards granted under the 2007 Plan. The grant or vesting of cash award granted under the 2007 Plan may be made contingent on the achievement of performance conditions and have other conditions and restrictions in the cash award agreement.

Objectively Determinable Performance Conditions. Stock or cash awards under the 2007 Plan that are intended to satisfy the requirements for “performance based compensation” under Section 162(m) of the Code shall include specific performance goals (i) that are established (A) at the time an award is granted or (B) no later than the earlier of (1) 90 days after the beginning of the period of service to which it relates or (2) before the elapse of 25% of the period of service to which it relates, (ii) that are uncertain of achievement at the time they are established and (iii) the achievement of which is determinable by a third party with knowledge of the relevant facts. Examples of measures that may be used in objectively determinable performance conditions include net order dollars, net profit dollars, net profit growth, net revenue dollars, revenue growth, individual performance, earnings per share, return on assets, return on equity, and other financial objectives, objective customer satisfaction indicators and efficiency measures, each with respect to us and/or an affiliate or individual business unit.

Fundamental Transactions and Change in Control. The 2007 Plan provides that in the event of (i) our merger or consolidation with or into another corporation, (ii) a sale of substantially all of our assets or (iii) the acquisition, sale, or transfer of more than 50% of the outstanding shares the Company by tender offer or similar transaction (each, a “Fundamental Transaction”), or another change in control transaction, the successor entity may assume, convert or replace all outstanding awards or substitute all outstanding awards for equivalent awards or provide similar consideration as was provided to stockholders. If the successor entity does not assume or substitute all outstanding awards, the vesting of all awards will accelerate or any repurchase rights relating to awards will terminate, as the case may be, so that the awards may be exercised for a period of two years after the closing of the Fundamental Transaction or event or the repurchase rights will terminate before or in connection with the closing of the Fundamental Transaction or event. In addition, the committee has the authority to accelerate vesting of outstanding awards under the 2007 Plan upon any Fundamental Transaction or change in control transaction. If a successor entity assumes or substitutes all awards and a participant is involuntarily terminated by the successor entity for any reason other than death or disability within 18 months following the Fundamental Transaction or change in control transaction, the vesting of all unvested awards of the terminated participant will immediately accelerate and be exercisable for a period of two years following termination and any repurchase rights will lapse on the date of termination.

Amendment and Termination. Our board of directors may amend, suspend or terminate the 2007 Plan at any time. However, we will solicit stockholder approval for any amendment to the 2007 Plan to the extent necessary to comply with applicable laws or NASDAQ Global Market listing requirements. Generally, no action by our board of directors or stockholders may alter or impair any award previously granted under the 2007 Plan without the written consent of the awardee.

401(k) Plan

Our employee 401(k) plan is intended to be qualified under Section 401 of the Code. Employees must be at least 21 years of age to participate in the 401(k) plan. Participating employees may elect to reduce their current eligible compensation by up to the statutorily prescribed annual limit and contribute the amount of such reduction to the 401(k) plan. We make discretionary matching contributions at the rate of 50% of the employee’s contribution to the 401(k) Plan up to a maximum of $3,500 for each employee.

Limitation of Liability and Indemnification of Officers and Directors

Our amended and restated certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

•	any breach of their duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

Our bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by law, including if he or she is serving as a director, officer, employee or agent of another company at our request. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether our bylaws permit indemnification, and we have obtained insurance policies of this type that cover our directors and officers.

We expect to enter into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our bylaws. We expect that these agreements, among other things, will provide that we will indemnify our directors and executive officers for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of such person’s services as one of our directors or executive officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of transactions:

•	to which we are a party;

•	in which the amount involved exceeds $60,000; and

•	in which any director, executive officer or holder of more than 5% of our capital stock had or will have a direct or indirect material interest.

Preferred Stock Issuances

In 1999, we sold to Dr. Raymond F. Schinazi 320,500 shares of Series A convertible preferred stock at $1.00 per share for an aggregate purchase price of $320,500. These shares were issued partially in consideration for a payment in cash by Dr. Schinazi and partially in consideration for Dr. Schinazi’s services to the company as well as to reimburse Dr. Schinazi for patent expenses related to technology we licensed from him.

In June 1999, we consummated a private placement of 2,300,000 shares of Series B redeemable convertible preferred stock for an aggregate purchase price of approximately $3,910,000. Except for MPM Capital funds, none of our executive officers or directors or holders of more than 5% of our voting securities purchased any shares of the Series B preferred stock.

The following table sets forth, with respect to the Series B redeemable convertible preferred stock transaction, the purchase price per share, the aggregate shares purchased and the total investment for MPM Capital affiliated funds:

Investor	Purchase Price per Share of Series B Redeemable Convertible Preferred Stock	Aggregate Shares of Series B Redeemable Convertible Preferred Stock Purchased	Total Investment in Series B Redeemable Convertible Preferred Stock
MPM Capital	$1.70	2,300,000	$3,910,000

In February 2001, we consummated a private placement of 1,357,798 shares of Series C redeemable convertible preferred stock for an aggregate purchase price of $7,399,999. Except for TVM Capital funds, none of our executive officers or directors or holders of more than 5% of our voting securities purchased any shares of the Series C redeemable convertible preferred stock.

The following table sets forth, with respect to the Series C redeemable convertible preferred stock transaction, the purchase price per share, the aggregate shares purchased and the total investment for TVM Capital affiliated funds:

Investor	Purchase Price per Share of Series C Redeemable Convertible Preferred Stock	Aggregate Shares of Series C Redeemable Convertible Preferred Stock Purchased	Total Investment in Series C Redeemable Convertible Preferred Stock
TVM Capital	$5.45	1,357,798	$7,399,999

In August 2004, we consummated a private placement of 7,843,380 shares of Series D redeemable convertible preferred stock for an aggregate purchase price of $40,001,238 and warrants to purchase an aggregate of 1,254,960 shares of Series D-1 convertible preferred stock at an exercise price of $0.10 per share. These warrants may be exercised in whole or in part on or after August 4, 2006 up to and including August 4, 2009 or, if earlier, the consummation of a fully underwritten, firm commitment public offering of shares of our common stock in which the offering amount exceeds $30,000,000 and in which the price per share exceeds a specified amount. Except for Burrill & Company funds, MPM Capital funds and TVM Capital affiliated funds, none of our executive officers or directors or holders of more than 5% of our voting securities purchased any shares of the Series D redeemable convertible preferred stock or Series D-1 warrants.

The following table sets forth, with respect to the Series D redeemable convertible preferred stock and Series D-1 convertible preferred stock warrant transaction, the purchase price per share, the aggregate shares purchased, the aggregate warrants received and the total investment for Burrill & Company funds, MPM Capital funds and TVM Capital affiliated funds:

Investor	Purchase Price per Share of Series D Redeemable Convertible Preferred Stock and Series D-1 Warrants	Aggregate Shares of Series D Redeemable Convertible Preferred Stock Purchased	Aggregate Number of Series D-1 Warrants Received	Total Investment in Series D Redeemable Convertible Preferred Stock and Series D-1 Warrants
Burrill & Company	$5.10	2,156,947	323,542	$11,000,430
MPM Capital	$5.10	2,549,099	382,365	$13,000,405
TVM Capital	$5.10	980,423	147,064	$ 5,000,157

Common Stock Issuances

On March 31, 2005, we sold 100,000 shares of common stock at $3.00 per share for an aggregate purchase price of $300,000 to Kurt Leutzinger, our Chief Financial Officer.

Agreements between us and Dr. Raymond F. Schinazi, principal founder, former director, former chairman of the board and holder of more than 5% of our capital stock

Dr. Raymond F. Schinazi is one of our principal founders and served as a director of the company from May 1998 until June 2005 and as an executive director of the company from May 1998 until June 2004. He was also chairman of the board from December 2002 through December 2004. As of March 31, 2007, he and his affiliates beneficially owned 23.3% of our outstanding common stock and 14.0% of our outstanding Series A preferred stock, representing approximately 18.4% of our outstanding common stock on an as converted basis, or approximately 13.8% after giving effect to this offering.

Settlement Agreement and Mutual General Release

We settled a disagreement that arose between Dr. Schinazi and us related to ownership of the commercialization rights to a molecule called dioxolane thymine, or DOT, and termination of an operating lease for office and laboratory space in Tucker, Georgia owned by an affiliate of Dr. Schinazi by entering into a settlement agreement and mutual general release dated as of February 14, 2006, which provides for a mutual general release of claims by him, us and certain of our existing stockholders. Pursuant to this settlement agreement, we also entered into a license agreement with RFS Pharma LLC for DOT, and a mutual termination of lease agreement with C.S. Family, LLC, which is 50% owned by Dr. Schinazi, each described in more detail below. Dr. Schinazi is the founder and majority stockholder of RFS Pharma LLC and is a named inventor of DOT. Additionally, this settlement agreement provides for certain amendments to our stockholders’ agreement to, among other things, facilitate the transfer of 1.3 million shares of our common stock that Dr. Schinazi owns to two affiliated entities, one of which is a trust of which he is the trustee and one of which is a limited partnership, of which he is a manager of its general partner. The settlement agreement also requires us to reimburse Dr. Schinazi for up to $100,000 of legal fees incurred by him in connection with the negotiation of the transactions contemplated by this settlement agreement.

License Agreement with RFS Pharma LLC

As of February 10, 2006, we entered into a license agreement with RFS Pharma LLC to pursue the research, development and commercialization of an antiviral nucleoside analog product candidate called DOT. Under this agreement, we paid to RFS Pharma LLC an upfront payment of $400,000 and we may also pay up to an aggregate of $3.9 million in future milestone payments, royalties on future sales, and expense reimbursements in specified circumstances. Additionally, pursuant to the license agreement, specified amounts of DOT were purchased by the company from RFS Pharma LLC for $82,000. We may terminate the license agreement on a country-by-country basis and/or product-by-product basis or in its entirety at any time upon 30 days advance written notice to RFS Pharma LLC prior to the launch of any licensed product, or upon 180 days advance written notice to RFS Pharma LLC following the launch of any licensed product. Additionally, upon a material breach of this agreement by either party, if the breaching party fails to cure the material breach during a 90-day period after notice of the breach has been provided, then the non-breaching party may terminate the agreement on a country-by-country or product-by-product basis with respect to the country(ies) and licensed product(s) to which the breach relates.

Operating Lease and Mutual Termination of Lease Agreement

In 1998, we entered into an operating lease for office and laboratory space in Tucker, Georgia through October 31, 2008 with C.S. Family, LLC as the lessor, an entity with which Dr. Schinazi is affiliated. For the twelve months ended December 31, 2005, we had paid a total of $237,604 to the lessor under this agreement. We completed our relocation from Georgia to New Jersey in late 2005 and no longer maintain any operations in Georgia. Effective as of February 7, 2006, we entered into a Mutual Termination of Lease Agreement with the lessor, pursuant to which we paid $1.4 million (in addition to the balance of our security deposit and including repairs to the facilities) as full and final payment for and satisfaction of all amounts and other obligations due under the operating lease.

License Agreements with Emory University

We have entered into various license agreements, including those for two of our product candidates, DFC and Racivir, with Emory University to pursue the research, development and commercialization of various licensed compounds and related technologies. We and Emory University will share in the proceeds, if any, received by us related to the development, sublicensing and commercialization of the licensed compounds, including milestone payments, fees, and royalties. Dr. Schinazi is an employee of Emory University and a named inventor of DFC, Racivir, DOT and certain of the other licensed compounds and related technologies and may receive a percentage of the milestone payments, fees and royalties paid by us to Emory University.

In connection with several of these license agreements, we issued to Emory University 166,667 shares of our redeemable common stock. We subsequently issued to Emory University an additional 13,307 shares of our redeemable common stock pursuant to an anti-dilution provision in our agreement. Pursuant to the stock purchase agreements relating to the issuance of these shares to Emory University, we granted Emory University the right to require us to repurchase any or all of these shares at fair market value, as determined by independent appraisal. This right of repurchase will terminate upon the completion of this offering.

License Agreement with Dr. Mahmoud H. el Kouni, Dr. Fardos M. N. Naguib and Dr. Raymond F. Schinazi

In March 1999, we entered into a license agreement, in the fields of antiviral and anticancer applications, to certain intellectual property rights relating to novel inhibitors, including licensed patents and know-how, with Dr. Mahmoud H. el Kouni, Dr. Fardos M. N. Naguib and Dr. Raymond F. Schinazi, the co-inventors and owners of these certain rights. Dr. el Kouni and Dr. Naguib have both granted us an exclusive sublicense, which includes the right to grant sublicenses, to make, have made, use, import, offer for sale and sell those products that are covered by certain licensed patents and to practice certain licensed technology. Dr. Schinazi has granted us an exclusive license, which includes the right to grant sublicenses, to make, have made, use, import, offer for sale and sell those products that are covered by certain licensed patents and to practice certain licensed technology. Under this agreement, we paid to Dr. el Kouni and Dr. Naguib, respectively, non-creditable license fees equal to 17,500 common stock options with an exercise price of $1.00, which remain outstanding, and we paid to Dr. Schinazi a non-creditable license fee equal to 23,333 common stock options with an exercise price of $1.50, which have been exercised. In addition, in partial reimbursement of patent costs associated with certain licensed technology, we issued 18,000 Series A preferred shares to Dr. el Kouni at $1.00 per share and forgave $20,000 of the obligation of Dr. Schinazi under a promissory note dated January 29, 1999 in the original principal amount of $320,500. We may also pay future milestone payments up to an aggregate of $1.3 million, as well as royalties on future sales, to Dr. el Kouni, Dr. Naguib and Dr. Schinazi. None of the licenses described in this paragraph relate to clevudine, Racivir, R7128 or DFC.

License Agreement with Dr. Craig Hill and Dr. Raymond Schinazi

In March 1999, we entered into a license agreement for certain intellectual property rights, including certain licensed patents, with Dr. Craig L. Hill and Dr. Raymond F. Schinazi, the co-inventors and owners of these certain rights. Dr. Hill and Dr. Schinazi have granted us an exclusive sublicense, which includes the right to grant sublicenses, to make, have made, use, import, offer for sale and sell those products that are covered by certain licensed patents and to practice certain licensed technology. Under this agreement, we paid to Dr. Hill non-creditable license fees equal to 23,333 common stock options with an exercise price of $1.50, which are exercisable for a period of ten years beginning March 1, 1999. Also under this agreement, we paid to Dr. Schinazi non-creditable license fees equal to 23,333 common stock options with an exercise price of $1.50, all of which have been exercised. In addition, in partial reimbursement of patent costs associated with certain licensed technology, we forgave $20,000 of the obligation of Dr. Schinazi under a promissory note dated January 29, 1999 in the original principal amount of $320,500. We may also pay future milestone payments up to an aggregate of $ 1.3 million, as well as royalties on future sales, to Dr. Hill and Dr. Schinazi. None of the licenses described in this paragraph relate to clevudine, Racivir, R7128 or DFC.

Indemnification Agreements

We expect to enter into indemnification agreements with our directors and executive officers prior to completion of this offering.

Stockholders’ Agreement

We and the holders of our preferred stock and certain holders of our common stock entered into a Second Amended and Restated Stockholders’ Agreement, dated August 4, 2004, as amended, which we refer to as the Stockholders’ Agreement. Pursuant to the Stockholders’ Agreement, these stockholders have registration rights with respect to their shares of common stock and shares of common stock to be issued upon conversion of their preferred stock and rights of first refusal on certain new issues of our capital stock. We expect the registration rights to be waived with respect to this offering and the rights of first refusal shall terminate immediately prior to the closing of this offering. See “Description of Capital Stock—Registration Rights” for a further description of the terms of this agreement.

PRINCIPAL STOCKHOLDERS

The following table contains information about the beneficial ownership of our common stock as of March 31, 2007 and as adjusted to reflect the sale of shares of our common stock offered by this prospectus, assuming no exercise of the underwriters’ option to purchase additional shares, by:

•	each person, or group of persons, who beneficially owns more than 5% of our capital stock;

•	each of our directors;

•	each executive officer named in the summary compensation table; and

•	all directors and executive officers as a group.

Beneficial ownership and percentage ownership are determined in accordance with the rules and regulations of the SEC and include voting or investment power with respect to shares of stock. This information does not necessarily indicate beneficial ownership for any other purpose. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of the date hereof are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as indicated in the footnotes to the following table or pursuant to applicable community property laws, each stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite such stockholder’s name. The percentage of beneficial ownership is based on 15,007,112 shares of common stock outstanding on an as-converted basis, on March 31, 2007. This number of shares outstanding does not reflect any exercise of our series D-1 warrants.

Certain of our existing stockholders have indicated an interest in purchasing up to $5.5 million of our common stock in this offering at the public offering price. Because indications of interest are not binding agreements or commitments to purchase, these stockholders may not purchase any common stock in this offering. The following table does not reflect potential purchases by any of our existing stockholders.

Unless otherwise indicated, the address for each person or entity named below is c/o Pharmasset Inc., 303-A College Road East, Princeton, New Jersey 08540.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned Before the Offering	Percent of Shares Beneficially Owned
		Before the Offering	After the Offering(1)
Five Percent Stockholders:
Entities affiliated with MPM Capital(2)	3,820,976	25.0%	18.9%
Raymond F. Schinazi, Ph.D., D.Sc.(3)	2,766,119	18.4	13.8
Entities affiliated with TVM Capital(4)	1,730,332	11.4	8.6
Entities affiliated with Burrill & Company(5)	1,653,659	10.9	8.2
Entities affiliated with MDS Capital(6)	1,202,651	7.9	6.0

Directors and Executive Officers:
G. Steven Burrill(7)	1,653,659	10.9%	8.2%
William J. Carney, Esq.(8)	57,583	*	*
Loni da Silva(9)	51,041	*	*
Ansbert S. Gädicke, M.D.(10)	3,820,976	25.0	18.9
Alexandra Goll, Ph.D.(11)	1,730,332	11.4	8.6
Elliot F. Hahn, Ph.D.(12)	58,139	*	*
Michael K. Inouye(13)	18,333	*	*
Kurt Leutzinger, C.P.A., M.B.A.(14)	194,687	1.3	1.0
Mark W. Meester, C.P.A.(15)	79,062	*	*
Michael J. Otto, Ph.D.(16)	133,333	*	*
Fredric D. Price(17)	6,667	*	*
P. Schaefer Price, M.B.A.(18)	471,235	3.1	2.3
Robert F. Williamson III(19)	37,583	*	*
All directors and executive officers as a group (13 persons)(20)	8,312,629	51.5	39.3

*	Less than 1% of the outstanding common stock.
(1)	As discussed above, assumes no shares are purchased in this offering by the listed entities and persons.
(2)	Represents 2,603,246 shares of common stock, 367,999 shares of Series B preferred stock, 1,076,231 shares of Series D preferred stock and 382,365 shares of convertible preferred stock issuable upon exercise of Series D-1 warrants collectively owned by BB BioVentures L.P., MPM BioVentures Parallel Fund, L.P., MPM Asset Management Investors 1999 LLC, MPM BioVentures III, L.P., MPM BioVentures III-QP, L.P., MPM BioVentures III GmbH & Co. Beteiligungs KG, MPM BioVentures III Parallel Fund, L.P., and MPM Asset Management Investors 2004 BVIII LLC. Ansbert Gädicke, Luke Evnin and Michael Steinmetz are managing members of MPM Asset Management Investors 2004 BVIII LLC and MPM Asset Management Investors 1999 LLC and share investment and voting power over 533,602 preferred shares and 34,815 common shares held by affiliates of such entities. Ansbert Gädicke, Luke Evnin, Dennis Henner, Kurt Wheeler, Nicholas Galakatos, Nicholas Simon and Michael Steinmetz are managing members of MPM BioVentures III GP, L.P. and MPM Asset Management Investors 2004 BVIII, L.P. and share investment and voting power over 910,628 preferred shares and 830,823 common shares held by affiliates of such entities. The address of MPM Capital Funds is 111 Huntington Ave., 31st Floor, Boston, MA 02199.
(3)	Represents 1,043,037 shares of common stock and 369,179 shares of Series A preferred stock owned directly by Dr. Raymond F. Schinazi, 143,629 shares of common stock held by family members of Dr. Schinazi, 666,667 shares of common stock owned by the Raymond F. Schinazi 2005 Qualified Annuity Trust, and 666,667 shares of common stock owned by RFS Partners, L.P., a Georgia limited partnership. Dr. Schinazi is the trustee of the Raymond F. Schinazi 2005 Qualified Annuity Trust and exercises investment and voting power over the shares held by this trust. The general partner of RFS Partners, L.P. is RFS & Associates, LLC, of which Dr. Schinazi is a manager, and Dr. Schinazi exercises investment and voting power over the shares held by this limited partnership. Dr. Schinazi’s address is 2881 Peachtree Road, N.E., Unit 2204, Atlanta, GA 30305.
(4)

Represents 1,153,391 shares of common stock, 366,605 shares of Series C preferred stock, 264,714 shares of Series D preferred stock and 225,517 shares of convertible preferred stock issuable upon exercise of Series D-1 warrants collectively owned by TVM V Life Science Ventures GmbH & Co. KG and TVM IV GmbH & Co. KG. The investment committees, composed of certain Managing Limited Partners of TVM Capital, have voting and dispositive authority over the shares held by each of these entities and therefore beneficially owns such shares. Decisions of the investment committees are made by a majority vote of their members and, as a result, no single member of the investment committees has voting or dispositive authority over the shares. The members of the investment committees are Friedrich Bornikoel, Gert Caspritz, John Chapman, Christian Claussen, John J. DiBello, Alexandra Goll, Bernd Seibel, Hans G. Schreck, Helmut Schühsler, Hubert Birner, Mark Cipriano, Stefan Fischer, Stephen Hoffman and David Poltack. The address of TVM Capital is 101 Arch Street, Suite 1950, Boston, MA 02110.

(5)	Represents 1,049,715 shares of Common Stock, 582,375 shares of Series D preferred stock and 323,542 shares of convertible preferred stock issuable upon exercise of Series D-1 warrants collectively owned by Burrill Life Sciences Capital Fund, L.P., and Burrill Indiana Life Sciences Capital Fund, L.P. G. Steven Burrill is CEO of Burrill & Company, and John Kim, Roger Wyse, Ann Hanham, and Giovanni Ferrara are Managing Directors of Burrill & Company and share investment and voting power over these shares. The address of Burrill & Company is One Embarcadero Center, Suite 2700, San Francisco, CA 94111.
(6)	Represents 763,422 shares of Common Stock, 423,543 shares of Series D preferred stock and 235,301 shares of convertible preferred stock issuable upon exercise of Series D-1 warrants collectively owned by MDS Life Sciences Technology Fund II NC Limited Partnership, MDS Life Sciences Technology Fund II Quebec Limited Partnership and MLII Co-Investment Fund NC Limited Partnership. MDS LSTF II (QGP) Inc., MDS LSTF II (NCGP) Inc., MDS Capital Management Corp. and MLII (NCGP) Inc. are the General Partners of these entities. Maurice Forget, Murray Ducharme, Jean Page, Bernard Coupal, Peter van der Velden and Stephen Cummings are the directors of the General Partner entities and share investment and voting power over these shares. The address of MDS Capital is 100 International Blvd., Toronto, Ontario M92 6J6.
(7)	Consists of 1,653,659 shares owned by funds affiliated with Burrill & Company. See footnote (5) above. Mr. G. Steven Burrill, the Chairman of our Board of Directors, is the CEO of Burrill & Company, and in such capacity, Mr. Burrill may be deemed to have beneficial ownership of 1,653,659 shares held by funds affiliated with Burrill & Company. Mr. Burrill disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.
(8)	Includes 38,833 shares that are subject to immediately exercisable stock options and an additional 2,083 shares that may be acquired upon the exercise of options within 60 days of March 31, 2007.
(9)	Consists of 43,750 shares that are subject to immediately exercisable stock options and an additional 7,292 shares that may be acquired upon the exercise of options within 60 days of March 31, 2007.
(10)	Consists of 3,820,976 shares owned by MPM Capital affiliated funds. See footnote (2) above. Dr. Ansbert Gädicke, one of our directors, is chairman of the board and president of Medical Portfolio Management, LLC, the general partner of MPM Capital, and in such capacity, Dr. Gädicke may be deemed to have beneficial ownership of 3,820,976 shares held by MPM Capital affiliated funds. Dr. Gädicke disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.
(11)	Consists of 1,730,332 shares owned by TVM Capital affiliated funds. See footnote (4) above. Dr. Alexandra Goll, one of our Directors, is a partner of TVM Capital, and in such capacity, Dr. Goll may be deemed to have beneficial ownership of 1,730,332 shares held by TVM Capital affiliated funds. Dr. Goll disclaims beneficial ownership of these shares, except to the extent of her pecuniary interest therein.
(12)	Includes 43,278 shares that are subject to immediately exercisable stock options and an additional 1,528 shares that may be acquired upon the exercise of options within 60 days of March 31, 2007.
(13)	Consists of 16,667 shares that are subject to immediately exercisable stock options and an additional 1,667 shares that may be acquired upon the exercise of options within 60 days of March 31, 2007.
(14)	Includes 13,271 shares that may be acquired upon the exercise of stock options within 60 days of March 31, 2007.
(15)	Consists of 69,250 shares that are subject to immediately exerciseable stock options and an additional 9,813 shares that may be acquired upon the exercise of stock options within 60 days of March 31, 2007.
(16)	Consists of 125,000 shares that are subject to immediately exercisable stock options and an additional 8,333 shares that may be acquired upon the exercise of options within 60 days of March 31, 2007.
(17)	Consists of 6,667 shares that are subject to immediately exerciseable stock options.
(18)	Includes 43,977 shares that are subject to immediately exerciseable stock options and an additional 43,976 shares that may be acquired upon the exercise of options within 60 days of March 31, 2007.
(19)	Includes 28,833 shares that are subject to immediately exercisable stock options and an additional 2,083 shares that may be acquired upon the exercise of options within 60 days of March 31, 2007.
(20)	Includes 1,037,205 shares that are subject to immediately exercisable stock options and warrants and an additional 90,045 shares that may be acquired upon the exercise of options within 60 days of March 31, 2007.

DESCRIPTION OF CAPITAL STOCK

The description below of our capital stock and provisions of our amended and restated certificate of incorporation and amended and restated bylaws is a summary and is qualified by reference to the amended and restated certificate of incorporation and the amended and restated bylaws that will become effective upon the closing of this offering. These documents will be filed as exhibits to the registration statement of which this prospectus is a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will occur upon the closing of this offering.

Authorized Capitalization

Our amended and restated certificate of incorporation authorizes the issuance of up to 100,000,000 shares of common stock, par value $.001 per share, and 10,000,000 shares of undesignated preferred stock, par value $.001 per share. The rights and preferences of the preferred stock may be established from time to time by our board of directors.

•

As of December 31, 2006, 10,504,693 shares of common stock, 6,280,012 shares of preferred stock convertible into 4,192,392 shares of common stock upon the completion of this offering were issued and outstanding. Additionally, we have issued warrants that are exercisable for 1,254,960 shares of Series D-1 preferred stock.

•	As of December 31, 2006, we had 65 common stockholders of record and 36 preferred stockholders of record.

•	Immediately after the closing of this offering, we expect to have approximately 20,521,175 shares of common stock outstanding.

Common Stock

Each holder of common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders. The holders of common stock do not have cumulative voting rights in the election of directors. Accordingly, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election.

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for the payment of dividends.

In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any accumulated and unpaid dividends and any liquidation preference on any outstanding shares of preferred stock.

Holders of common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and the shares of common stock offered by us in this offering, when issued and paid for, will be, fully paid and nonassessable. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.

Preferred Stock

Upon the closing of this offering, our board of directors will be authorized to issue up to an aggregate of 10,000,000 shares of preferred stock in one or more series. Unless required by law or by any stock exchange on which our common stock is listed, the authorized shares of preferred stock will be available for issuance without any further action by our stockholders. Our board of directors may determine the rights, preferences, privileges, qualifications and restrictions granted to or imposed upon the preferred stock, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences and sinking fund terms, any or all of which may be greater than the rights of our common stock. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. Issuing preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could put downward pressure on the market price of the common stock and could delay, deter or prevent a change in control.

Warrants

As of December 31, 2006, we had outstanding Series D-1 warrants to purchase 1,254,960 shares of Series D-1 preferred stock at an exercise price of $0.10 per share.

Series D-1 warrants became exercisable August 4, 2006 and expire August 4, 2009. Series D-1 warrants were subject to earlier termination on or before August 4, 2006 pursuant to the completion of either an underwritten public offering of our common stock generating aggregate proceeds of at least $30,000,000 and where the price per share of the common stock offered was above a specified price or a merger or acquisition resulting in a change of control of us for which the total consideration was at least $252,500,000 (including cash consideration of at least $56,000,000).

Upon the completion of this offering, the right of the holders of the Series D-1 warrants to receive Series D-1 preferred stock, upon exercise of their warrants, will convert into the right to receive shares of our common stock.

Stock Options

As soon as practicable following the offering, we intend to file a registration statement under the Securities Act to register 3,075,843 and approximately 1,209,346 shares of common stock reserved for future issuance under our 1998 Stock Plan and 2007 Plan, respectively, as well as pre-IPO shares qualified under Rule 701 that may be issued under the 1998 Stock Plan. That registration statement will become automatically effective immediately upon filing with the SEC. Any shares issued upon the exercise of stock options or following purchase under the 1998 Stock Option Plan or 2007 Plan will be eligible for immediate public sale, subject to Rule 144 provisions applicable to affiliates and to the lock-up agreements described under “Shares Eligible for Future Sale.”

As of December 31, 2006, options to purchase 2,662,858 shares of common stock were issued and outstanding at a weighted average exercise price of $3.59 per share. Since December 31, 2006, we have granted options to purchase 140,000 shares of our common stock.

Registration Rights

We and the holders of our preferred stock, warrants and certain holders of our common stock entered into a Second Amended and Restated Stockholders’ Agreement. This agreement, as amended, provides these holders with demand and piggyback registration rights with respect to the shares of common stock and shares of common stock to be issued upon conversion of their preferred stock, as described in more detail below.

Additionally, pursuant to a stock purchase agreement and letter of intent dated as of December 11, 1999, the company granted piggyback registration rights to Samchully Pharmaceutical Co., Ltd. with respect to the shares purchased by it. These piggyback registration rights will terminate upon the earlier of the third anniversary of the effective date of this offering or the time at which all such shares may be sold by the holder thereof without registration under the Securities Act pursuant to Rule 144. Samchully is expected to waive its rights to include its shares in this offering prior to this offering.

Demand Registration

Pursuant to the terms of the Stockholders’ Agreement, holders of 51% of the shares having registration rights can demand that we file a registration statement with the SEC, so long as the demand covers at least a majority of all shares held by persons with such registration rights. We are not required to effect more than two demand registrations. We have currently not effected, or received a request for, any demand registrations. No demands for registration may be made until the earlier of August 4, 2007 or six months following the effective date of the registration statement of which this prospectus is a part.

Piggyback Registration

If we file a registration statement for a public offering of any of our securities, other than a registration statement relating solely to our employee benefit plans or to a Rule 145 transaction, holders with piggyback registration rights will have the right to include their shares in the registration statement. The underwriters have the right to limit the number of shares having registration rights that may be included in the registration statement, but not below 25% of the total number of shares included in the registration statement. Holders with these piggyback registration rights are expected to waive their rights to include their shares in this offering prior to this offering.

Form S-3 Registration

At any time after we become eligible to file a registration statement on Form S-3, holders with registration rights may require us to file a Form S-3 registration statement, provided that aggregate offering proceeds are at least $3.0 million. We are not obligated to file more than two Form S-3 registration statements in any calendar year.

These registration rights are subject to certain conditions and limitations, including the right of the underwriters of an offering to limit the number of shares of common stock to be included in the registration, timing restrictions and volume limitations. We will pay for all registration expenses, including the fees of one counsel for the selling stockholders, relating to any demand, piggyback or Form S-3 registrations, other than the underwriting discount and selling commissions applicable and stock transfer taxes applicable to the shares of common stock held by the holders with registration rights. We have also agreed to indemnify the selling stockholders for certain liabilities, including liabilities under the Securities Act. The registration rights will terminate upon the six year anniversary of the completion of this offering.

Effect of Certain Provisions of Our Amended and Restated Certificate of Incorporation, Amended and Restated Bylaws and the Delaware Anti-Takeover Statute

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Some provisions of our amended and restated certificate of incorporation, amended and restated bylaws, which will become effective upon the closing of this offering, and Section 203 of the General Corporation Law of the State of Delaware may have the effect of making it more difficult for a third party to acquire, or discourage a third party from attempting to acquire, control of our company by means of a tender offer, a proxy contest or otherwise. These provisions may also make the removal of incumbent officers and directors more difficult. These provisions are intended to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of Pharmasset to first negotiate with us. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions may make it more difficult for stockholders to take specific corporate actions and could have the effect of delaying or preventing a change in control. In particular, our certificate of incorporation and/or bylaws will provide for the following:

•

Issuance of Undesignated Preferred Stock. Our board of directors is authorized to issue, without further action by the stockholders, up to 10,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by the board of directors. The existence of authorized but unissued shares of preferred stock enables our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

•

Stockholder Meetings. A special meeting of our stockholders may be called only by the chairman of our board of directors or by our chief executive officer, or by a resolution adopted by a majority of our board of directors.

•

Requirements for Advance Notification of Stockholder Nominations and Proposals. Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of the board of directors. Generally, such advance notice provisions require that a stockholder must give written notice to us not less than 100 calendar days before the first anniversary date of the previous year’s annual meeting or such other time period as may be required or permitted by applicable law. Our bylaws provide that the notice must set forth specific information regarding the stockholder and each director nominated by the stockholder and other business proposed by the stockholder.

•	No Stockholder Action by Written Consent. Any action to be taken by our stockholders must be effected at a duly called annual or special meeting and may not be effected by written consent.

•

Staggered Board of Directors. Immediately prior to this offering, our board of directors will be divided into three classes of the same or nearly the same number of directors and each of our directors will be assigned to one of the three classes. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the directors will expire upon election and qualification of successor directors at the annual meeting of stockholders to be held during the years 2007 for the Class 1 directors, 2008 for the Class 2 directors and 2009 for the Class 3 directors. Any vacancy on the board of directors, including a vacancy resulting from an enlargement of the board of directors, may only be filled by vote of a majority of the directors then in office and may not be filled by our stockholders. These provisions may make the removal of incumbent directors difficult and may discourage third parties from attempting to remove our incumbent directors.

•	Amendment of Bylaws. Amendments to certain provisions of our bylaws require approval by holders of 60% of our then outstanding common stock.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the General Corporation Law of the State of Delaware. This law prohibits a publicly held Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the time such stockholder became an interested stockholder unless certain conditions are satisfied. The prohibitions set forth in Section 203 of the General Corporation Law of the State of Delaware do not apply if, among other things:

•

prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or subsequent to the date of the transaction, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines “business combination” to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•

any sale, lease, exchange or other disposition, except proportionately as a stockholder of such corporation, to or with the interested stockholder of assets of the corporation having an aggregate market value equal to 10% or more of either the aggregate market value of all the assets of the corporation or the aggregate market value of all the outstanding stock of the corporation;

•	in general, any transaction that results in the issuance or transfer by the corporation of any of its stock to the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as:

•	any person that owns 15% or more of the voting power of outstanding stock of the corporation;

•

any person that is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether or not such person is an interested stockholder; and

•	the affiliates or associates of either of the preceding two categories.

Limitation of Liability

Our amended and restated certificate of incorporation provides that no director shall be personally liable to us or to our stockholders for monetary damages for breach of fiduciary duty as a director, except that the limitation shall not eliminate or limit liability to the extent that the elimination or limitation of such liability is not permitted by the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended.

The Nasdaq Global Market

We will apply to list our common stock on the Nasdaq Global Market under the symbol “VRUS.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be Computershare Trust Company, N.A.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares or the availability of any shares for sale will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could put downward pressure on the market price of our common stock and our ability to raise capital through a future sale of our securities.

Upon the completion of this offering, 20,521,175 shares of common stock will be outstanding. The number of shares outstanding after this offering is based on the number of shares outstanding as of December 31, 2006 and assumes the conversion of all shares of preferred stock and redeemable common stock and the cashless net exercise of Series D-1 warrants into common stock and no exercise of outstanding stock options. The 5,000,000 shares sold in this offering will be freely tradeable without restriction under the Securities Act, unless those shares are purchased by affiliates as that term is defined in Rule 144 under the Securities Act. Persons who may be deemed to be affiliates generally include individuals or entities that control, are controlled by, or are under common control with, us and may include our directors and officers.

The remaining 15,521,175 shares of common stock held by existing stockholders are “restricted securities” within the meaning of Rule 144 under the Securities Act. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 701 under the Securities Act or another exemption or meet the safe harbor requirements of Rule 144 under the Securities Act, which are summarized below.

Certain of our existing stockholders have indicated an interest in purchasing up to $5.5 million of our common stock in this offering at the public offering price. Because indications of interest are not binding agreements or commitments to purchase, these stockholders may not purchase any common stock in this offering.

Sales of Restricted Shares and Shares Held by Our Affiliates

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person, or persons whose shares are aggregated, including any of our affiliates, who has beneficially owned restricted shares for at least one year (including the holding period of any prior owner, except if the prior owner was an affiliate) will be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of: (a) one percent of the number of shares of common stock then outstanding (which will equal approximately 205,212 shares immediately after this offering); or (b) the average weekly trading volume of our common stock on the Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale. Sales of restricted securities pursuant to Rule 144 are also subject to requirements relating to manner of sale notice and the availability of current public information about us.

Under Rule 144(k), a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell its shares without complying with the volume limitation or the manner of sale, notice or current public information provisions of Rule 144. Therefore, unless otherwise restricted, 144(k) shares could be sold immediately after the completion of this offering.

Subject to certain limitations on the aggregate offering price of a transaction and other conditions, Rule 701 may be relied upon with respect to the resale of securities originally purchased from us by our employees, directors, officers, consultants or advisors prior to the date we become subject to the reporting requirements of the Exchange Act. To be eligible for resale under Rule 701, shares must have been issued in connection with written compensatory benefit plans or written contracts relating to the compensation of such persons. In addition, the SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this offering. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described below, beginning 90 days after the date of this prospectus, may be sold by persons other than affiliates, subject only to the manner of sale provisions of Rule 144, and by affiliates, under Rule 144 without compliance with its one-year minimum holding period.

We have reserved an aggregate of 3,075,843 and approximately 1,209,346 shares of common stock for future issuance pursuant to our 1998 Stock Plan and 2007 Plan, respectively, of which options to purchase approximately 2,662,858 shares were outstanding as of December 31, 2006. Since December 31, 2006, we have granted options to purchase 140,000 shares of our common stock.

As soon as practicable following the offering, we intend to file a registration statement under the Securities Act to register shares of common stock reserved for future issuance under the 1998 Stock Plan and 2007 Plan as well as pre-IPO shares qualified under Rule 701 that may be issued under the 1998 Stock Plan. That registration statement will automatically become effective immediately upon filing. Any shares issued upon the exercise of stock options or following purchase under the 1998 Stock Plan will be eligible for immediate public sale, subject to Rule 144 provisions applicable to affiliates and the lock-up agreements described below.

Lock-Up Agreements

Our executive officers, directors, and most of our existing stockholders and most of our existing optionholders have entered into lock-up agreements with the underwriters providing, subject to exceptions, that they will not, directly or indirectly, offer, sell, contract to sell, pledge or otherwise dispose of or hedge any of our common stock or securities convertible into or exchangeable for shares of our common stock, or publicly announce the intention to do any of the foregoing, without the prior written consent of Banc of America Securities LLC and UBS Securities LLC for a period of 180 days from the date of this prospectus. The 180-day lock-up period may be extended under certain circumstances where we release, or pre-announce a release of, our earnings or material news or a material event shortly before or after the termination of the 180-day period. During this 180-day period, subject to exceptions, including the filing by us of any registration statement on Form S-8 in respect of our 1998 Stock Plan and 2007 Plan, as described above, we have also agreed not to file any registration for, and each of our directors, executive officers, existing stockholders and optionholders has agreed not to make any demand for, or exercise any right of, the registration of, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock without the prior written consent of Banc of America Securities LLC and UBS Securities LLC. In addition, we have agreed not to sell or otherwise dispose of any shares of our common stock during the 180-day period following the date of this prospectus, except we may (1) issue, and grant options to purchase, shares of common stock under the 1998 Stock Plan and 2007 Plan and (2) issue shares of our common stock or securities exercisable for shares of our common stock (in an aggregate amount not to exceed, on an as-exercised basis, if applicable, 5% of our outstanding shares of common stock after giving effect to the issuance or sale of the common stock offered hereby) in connection with a strategic partnership, licensing, joint venture, collaboration, lending or similar arrangement, or in connection with an acquisition or license by us of any business, products or technology, so long as the holders of such shares, options or other securities in each case agree in writing to not offer, sell, contract to sell, dispose or otherwise transfer any of such shares, options or securities during this 180-day period.

Registration Rights

Upon completion of this offering, the holders of 13,490,969 shares of our common stock on an as-converted basis or their transferees as well as the holders of our outstanding warrants have rights to require or participate in the registration of those shares and any shares issuable upon exercise of warrants under the Securities Act. For a detailed description of these registration rights see “Description of Capital Stock—Registration Rights.” Registration of their shares under the Securities Act would result in these shares becoming freely tradable under the Securities Act immediately upon effectiveness of the registration statement.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following discussion is a general summary of the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock applicable to “Non-U.S. Holders.” As used herein, a Non-U.S. Holder means a beneficial owner of our common stock that is not a U.S. person or a partnership for U.S. federal income tax purposes, and that will hold shares of our common stock as capital assets (i.e., generally, for investment). For U.S. federal income tax purposes, a U.S. person includes:

•	an individual who is a citizen or resident of the United States;

•

a corporation or partnership (or other business entity treated as a corporation or partnership) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is includible in gross income regardless of source; or

•

a trust that (A) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons, or (B) otherwise has validly elected to be treated as a U.S. domestic trust.

If a partnership holds shares of our common stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership.

This summary does not consider specific facts and circumstances that may be relevant to a particular Non-U.S. Holder’s tax position and does not consider U.S. state and local or non-U.S. tax consequences. It also does not consider Non-U.S. Holders subject to special tax treatment under the U.S. federal income tax laws (including partnerships or other pass-through entities, banks and insurance companies, dealers in securities, holders of our common stock held as part of a “straddle,” “hedge,” “conversion transaction” or other risk-reduction transaction, controlled foreign corporations, passive foreign investment companies, companies that accumulate earnings to avoid U.S. federal income tax, foreign tax-exempt organizations, former U.S. citizens or residents and persons who hold or receive common stock as compensation or pursuant to the exercise of compensatory options). This summary is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, referred to hereafter as the “Code,” applicable Treasury regulations, administrative pronouncements of the U.S. Internal Revenue Service (“IRS”) and judicial decisions, all as in effect on the date hereof, and all of which are subject to change, possibly on a retroactive basis, and different interpretations.

This summary is included herein as general information only. Accordingly, each prospective Non-U.S. Holder is urged to consult its tax advisor with respect to the U.S. federal, state, local and non-U.S. income, estate and other tax consequences of holding and disposing of our common stock.

U.S. Trade or Business Income

For purposes of this discussion, dividend income and gain on the sale or other taxable disposition of our common stock will be considered to be “U.S. trade or business income” if such income or gain is (i) effectively connected with the conduct by a Non-U.S. Holder of a trade or business within the United States and (ii) in the case of a Non-U.S. Holder that is eligible for the benefits of an income tax treaty with the United States, attributable to a permanent establishment (or, for an individual, a fixed base) maintained by the Non-U.S. Holder in the United States. Generally, U.S. trade or business income is not subject to U.S. federal withholding tax (provided the Non-U.S. Holder complies with applicable certification and disclosure requirements); instead, U.S. trade or business income is subject to U.S. federal income tax on a net income basis at regular U.S. federal income tax rates in the same manner as a U.S. person. Any U.S. trade or business income received by a Non-U.S. Holder that is a corporation also may be subject to a “branch profits tax” at a 30% rate, or at a lower rate prescribed by an applicable income tax treaty, under specific circumstances.

Distributions

Distributions of cash or property that we pay will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). A Non-U.S. Holder generally will be subject to U.S. federal withholding tax at a 30% rate, or at a reduced rate prescribed by an applicable income tax treaty, on any dividends received in respect of our common stock. If the amount of a distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a tax-free return of capital to the extent of the Non-U.S. Holder’s tax basis in our common stock, and thereafter will be treated as capital gain. In order to obtain a reduced rate of U.S. federal withholding tax under an applicable income tax treaty, a Non-U.S. Holder will be required to provide a properly executed IRS Form W-8BEN certifying its entitlement to benefits under the treaty. A Non-U.S. Holder of our common stock that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS. A Non-U.S. Holder should consult its own tax advisor regarding its possible entitlement to benefits under an income tax treaty.

The U.S. federal withholding tax does not apply to dividends that are U.S. trade or business income, as defined above, of a Non-U.S. Holder who provides a properly executed IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Dispositions of Our Common Stock

A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax in respect of any gain on a sale or other disposition of our common stock unless:

•	the gain is U.S. trade or business income, as defined above;

•	the Non-U.S. Holder is an individual who is present in the United States for 183 or more days in the taxable year of the disposition and meets other conditions; or

•

we are or have been a “U.S. real property holding corporation” (a “USRPHC”) under section 897 of the Code at any time during the shorter of the five-year period ending on the date of disposition and the Non-U.S. Holder’s holding period for our common stock.

In general, a corporation is a USRPHC if the fair market value of its “U.S. real property interests,” as defined in the Code and applicable Treasury regulations, equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. If we are determined to be a USRPHC, the U.S. federal income and withholding taxes relating to interests in USRPHCs nevertheless will not apply to gains derived from the sale or other disposition of the common stock by a Non-U.S. Holder whose shareholdings, actual and constructive, at all times during the applicable period, amount to 5% or less of our common stock, provided that our common stock is regularly traded on an established securities market. We do not believe that we currently are a USRPHC, and we do not anticipate becoming a USRPHC in the future. However, no assurance can be given that we will not be a USRPHC, or that our common stock will be considered regularly traded, when a Non-U.S. Holder sells its shares of our common stock.

U.S. Federal Estate Taxes

Shares of our common stock owned or treated as owned by an individual who is a Non-U.S. Holder at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding Requirements

We must annually report to the IRS and to each Non-U.S. Holder any dividend income that is subject to U.S. federal withholding tax, or that is exempt from such withholding tax pursuant to an income tax treaty. Copies of these information returns also may be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides. Under certain circumstances, the Code imposes a backup withholding obligation (currently at a rate of 28%) on certain reportable payments. Dividends paid to a Non-U.S. Holder of our common stock generally will be exempt from backup withholding if the Non-U.S. Holder provides a properly executed IRS Form W-8BEN or otherwise establishes an exemption.

The payment of the proceeds from the disposition of common stock to or through the U.S. office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless the holder certifies as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge or reason to know that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of common stock to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the United States (a “U.S. related person”). In the case of the payment of the proceeds from the disposition of our common stock to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related person, the Treasury regulations require information reporting (but not the backup withholding) on the payment unless the broker has documentary evidence in its files that the holder is a Non-U.S. Holder and the broker has no knowledge to the contrary. Non-U.S. Holders should consult their own tax advisors on the application of information reporting and backup withholding to them in their particular circumstances (including upon their disposition of our common stock).

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be refunded or credited against the Non-U.S. Holder’s U.S. federal income tax liability, if any, if the Non-U.S. Holder provides the required information to the IRS.

UNDERWRITING

We are offering the shares of common stock described in this prospectus through a number of underwriters. Banc of America Securities LLC and UBS Securities LLC are the representatives of the underwriters. We have entered into a firm commitment underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has agreed to purchase, the number of shares of common stock listed next to its name in the following table:

Underwriter	Number of Shares
Banc of America Securities LLC
UBS Securities LLC
JMP Securities LLC

Total	5,000,000

The underwriting agreement is subject to a number of terms and conditions and provides that the underwriters must buy all of the shares if they buy any of them. The underwriters will sell the shares to the public when and if the underwriters buy the shares from us.

The underwriters initially will offer the shares to the public at the price specified on the cover page of this prospectus. The underwriters may allow a concession of not more than $             per share to selected dealers. The underwriters may also allow, and those dealers may re-allow, a concession of not more than $             per share to some other dealers. If all the shares are not sold at the public offering price, the underwriters may change the public offering price and the other selling terms. The common stock is offered subject to a number of conditions, including:

•	receipt and acceptance of the common stock by the underwriters; and

•	the underwriters’ right to reject orders in whole or in part.

Option to Purchase Additional Shares. We have granted the underwriters an over-allotment option to purchase up to 750,000 additional shares of our common stock at the same price per share as they are paying for the shares shown in the table above. These additional shares would cover sales of shares by the underwriters that exceed the total number of shares shown in the table above. The underwriters may exercise this option at any time, and from time to time, in whole or in part, within 30 days after the date of this prospectus. To the extent that the underwriters exercise this option, each underwriter will purchase additional shares from us in approximately the same proportion as it purchased the shares shown in the table above. If purchased, the additional shares will be sold by the underwriters on the same terms as those on which the other shares are sold. We will pay the expenses associated with the exercise of this option.

Potential Purchases by Our Existing Stockholders. Certain of our existing stockholders have indicated an interest in purchasing up to $5.5 million of our common stock in this offering at the public offering price. Because indications of interest are not binding agreements or commitments to purchase, these stockholders may not purchase any common stock in this offering. In accordance with certain provisions of the NASD Conduct Rules relating to new issue securities, certain of these entities may be purchasing shares as stand-by purchasers and will agree that any such securities acquired by them will not be sold, transferred, assigned, pledged or hypothecated for a period of three months following the effective date of the offering.

Discount and Commissions. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. These amounts are shown assuming no exercise and full exercise of the underwriters’ option to purchase additional shares.

We estimate that the expenses of the offering to be paid by us, not including underwriting discounts and commissions, will be approximately $2,755,000.

Paid by Us
	No Exercise	Full Exercise
Per Share	$	$

Total	$	$

Listing. We expect our common stock to be approved for quotation on the Nasdaq Global Market under the symbol “VRUS.”

Stabilization. In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

•	stabilizing transactions;

•	short sales;

•	syndicate covering transactions;

•	imposition of penalty bids; and

•	purchases to cover positions created by short sales.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. Stabilizing transactions may include making short sales of our common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock from us or on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares as referred to above.

A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The representatives also may impose a penalty bid on underwriters and dealers participating in the offering. This means that the representatives may reclaim from any syndicate members or other dealers participating in the offering the selling concessions on shares sold by them and purchased by the representatives in stabilizing or short covering transactions.

These activities may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence the activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq Global Market, in the over-the-counter market or otherwise.

Discretionary Accounts. The underwriters have informed us that they do not expect to make sales to accounts over which they exercise discretionary authority in excess of 5% of the shares of common stock being offered.

IPO Pricing. Prior to this offering, there has been no public market for our common stock. The initial public offering price will be negotiated between us and the representatives of the underwriters. Among the factors to be considered in these negotiations are:

•	the history of, and prospects for, our company and the industry in which we compete;

•	our past and present financial performance;

•	an assessment of our management;

•	the present state of our development;

•	the prospects for our future earnings;

•	the prevailing conditions of the applicable United States securities market at the time of this offering;

•	market valuations of publicly traded companies that we and the representatives of the underwriters believe to be comparable to us; and

•	other factors deemed relevant.

The estimated initial public offering price range set forth on the cover of this preliminary prospectus is subject to change as a result of market conditions and other factors.

Lock-Up Agreements. Our executive officers, directors, and most of our existing stockholders and most of our existing optionholders have entered into lock-up agreements with the underwriters providing, subject to exceptions, that they will not, directly or indirectly, offer, sell, contract to sell, pledge or otherwise dispose of or hedge any of our common stock or securities convertible into or exchangeable for shares of our common stock, or publicly announce the intention to do any of the foregoing, without the prior written consent of Banc of America Securities LLC and UBS Securities LLC for a period of 180 days from the date of this prospectus. During this 180-day period, subject to exceptions, including the filing by us of any registration statement on Form S-8 in respect of our 1998 Stock Plan and 2007 Plan, as described above, we have also agreed not to file any registration for, and each of our directors, executive officers, existing stockholders and optionholders has agreed not to make any demand for, or exercise any right of, the registration of, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock without the prior written consent of Banc of America Securities LLC and UBS Securities LLC. In addition, we have agreed not to sell or otherwise dispose of any shares of our common stock during the 180-day period following the date of this prospectus, except we may (1) issue, and grant options to purchase, shares of common stock under the 1998 Stock Plan and 2007 Plan and (2) issue shares of our common stock or securities exercisable for shares of our common stock (in an aggregate amount not to exceed, on an as-exercised basis, if applicable, 5% of our outstanding shares of common stock after giving effect to the issuance or sale of the common stock offered hereby) in connection with a strategic partnership, licensing, joint venture, collaboration, lending or similar arrangement, or in connection with an acquisition or license by us of any business, products or technology, so long as the holders of such shares, options or other securities in each case agree in writing to not offer, sell, contract to sell, dispose or otherwise transfer any of such shares, options or securities during this 180-day period.

The 180-day restricted period described above is subject to extension such that, in the event that either (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event related to us occurs or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the “lock-up” restrictions described above will continue to apply until the expiration of the 18-day period beginning on the earnings release or the occurrence of the material news or material event.

Selling Restrictions. Each underwriter intends to comply with all applicable laws and regulations in each jurisdiction in which it acquires, offers, sells or delivers the shares or has in its possession or distributes the prospectus or any other material.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) an offer of the shares to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

No prospectus (including any amendment, supplement or replacement thereto) has been prepared in connection with the offering of the shares that has been approved by the Autorité des marchés financiers or by the competent authority of another State that is a contracting party to the Agreement on the European Economic Area and notified to the Autorité des marchés financiers; no shares have been offered or sold and will be offered or sold, directly or indirectly, to the public in France except to permitted investors (“Permitted Investors”) consisting of persons licensed to provide the investment service of portfolio management for the account of third parties, qualified investors (investisseurs qualifiés) acting for their own account and/or investors belonging to a limited circle of investors (cercle restreint d’investisseurs) acting for their own account, with “qualified investors” and “limited circle of investors” having the meaning ascribed to them in Articles L. 411-2, D. 411-1, D. 411-2, D. 734-1, D. 744-1, D. 754-1 and D. 764-1 of the French Code Monétaire et Financier and applicable regulations thereunder; none of this prospectus or any other materials related to the offering or information contained therein relating to the shares has been released, issued or distributed to the public in France except to Permitted Investors; and the direct or indirect resale to the public in France of any shares acquired by any Permitted Investors may be made only as provided by Articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the French Code Monétaire et Financier and applicable regulations thereunder.

Each underwriter acknowledges that:

(i)    it has not offered or sold and will not offer or sell the shares other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the shares would otherwise constitute a contravention of Section 19 of the Financial Services and Markets Act 2000 (the “FSMA”) by the company;

(ii)    it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the company; and

(iii)    it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

The offering of the shares has not been cleared by the Italian Securities Exchange Commission (Commissione Nazionale per le Società e la Borsa, the “CONSOB”) pursuant to Italian securities legislation and, accordingly, each underwriter has represented that the shares may not and will not be offered, sold or delivered, nor may or will copies of the prospectus or any other documents relating to the shares or prospectus be distributed in Italy, except (i) to professional investors (operatori qualificati), as defined in Article 31, second paragraph, of CONSOB Regulation No. 11522 of July 1, 1998, as amended, (the “Regulation No. 11522”), or (ii) in other circumstances which are exempted from the rules on solicitation of investments pursuant to Article 100 of Legislative Decree No. 58 of February 24, 1998 (the “Financial Service Act”) and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended.

Any offer, sale or delivery of the shares or distribution of copies of the prospectus or any other document relating to the shares or the prospectus in Italy may and will be effected in accordance with all Italian securities, tax, exchange control and other applicable laws and regulations, and, in particular, will be: (i) made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Financial Services Act, Legislative Decree No. 385 of September 1, 1993, as amended (the “Italian Banking Law”), Regulation No. 11522, and any other applicable laws and regulations; (ii) in compliance with Article 129 of the Italian Banking Law and the implementing guidelines of the Bank of Italy; and (iii) in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy.

Any investor purchasing the shares in the offering is solely responsible for ensuring that any offer or resale of the shares it purchased in the offering occurs in compliance with applicable laws and regulations.

The prospectus and the information contained therein are intended only for the use of its recipient and, unless in circumstances which are exempted from the rules on solicitation of investments pursuant to Article 100 of the “Financial Service Act” and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended, is not to be distributed, for any reason, to any third-party resident or located in Italy. No person resident or located in Italy other than the original recipients of this document may rely on it or its content.

Italy has only partially implemented the Prospectus Directive, the above provisions of the Prospectus Directive shall apply with respect to Italy only to the extent that the relevant provisions of the Prospectus Directive have already been implemented in Italy.

Insofar as the requirements above are based on laws which are superseded at any time pursuant to the implementation of the Prospectus Directive, such requirements shall be replaced by the applicable requirements under the Prospectus Directive.

Indemnification. We will indemnify the underwriters against some liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect to those liabilities.

Online Offering. A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters participating in this offering. Other than the prospectus in electronic format, the information on any such web site, or accessible through any such web site, is not part of the prospectus. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make internet distributions on the same basis as other allocations.

Conflicts/Affiliates. The underwriters and their affiliates have provided, and may in the future provide, various investment banking, commercial banking and other financial services for us and our affiliates and stockholders for which services they have received, and may in the future receive, customary fees. Additionally, Banc of America Securities LLC has in the past provided financial advisory and investment banking services to our stockholders and us, for which they received customary fees.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon by Shearman & Sterling LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell, New York, New York.

EXPERTS

The financial statements as of September 30, 2006, and for the year ended September 30, 2006, included in this prospectus and elsewhere in the registration statement have been audited by Grant Thornton LLP, independent registered public accountants, as indicated in their report with respect thereto, and is included herein in reliance upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements as of September 30, 2005, and for the year ended December 31, 2004 and for the nine-month period ended September 30, 2005, included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the restatement discussed in Note 15 to the audited consolidated financial statements), and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

CHANGE IN INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Our consolidated balance sheets as of December 31, 2002 and 2003 and the related consolidated statements of operations, stockholders’ (deficiency) equity and cash flows for the years then ended were previously audited by Ernst & Young LLP, an independent registered public accounting firm. On March 10, 2005, Ernst & Young LLP resigned as the independent registered public accounting firm of the company. On April 8, 2005, the audit committee of the board of directors approved Deloitte & Touche LLP to serve as our independent accountants and auditors. We subsequently engaged Deloitte & Touche LLP to audit our consolidated financial statements as of December 31, 2004 and September 30, 2005 and for the years ended December 31, 2003 and 2004 and for the nine months ended September 30, 2005. The reports of Ernst & Young LLP on the company’s financial statements for the years ended December 31, 2002 and 2003 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles. In connection with Ernst & Young LLP’s audits of our financial statements for the years ended December 31, 2002 and 2003 and during the interim period after such audits and prior to their resignation on March 10, 2005, there were no reportable events and no disagreements with Ernst & Young LLP on any matters of accounting principles or practices, financial statement disclosure or auditing scope and procedures, which if not resolved to the satisfaction of Ernst & Young LLP would have caused Ernst & Young LLP to make reference to the matter in their reports. We have requested Ernst & Young LLP to furnish a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements. A copy of that letter confirming its agreement with the above statements, other than the third and fourth sentences of this paragraph, as to which it had no basis to agree or disagree, dated January 15, 2007, is filed as Exhibit 16.1 to the registration statement of which this prospectus forms a part.

On October 31, 2006, the audit committee of the board of directors approved the dismissal of Deloitte & Touche LLP and engaged Grant Thornton LLP to serve as our independent registered public accounting firm. We engaged Grant Thornton LLP to audit our consolidated financial statements as of September 30, 2006 and for the year ended September 30, 2006. The report of Deloitte & Touche LLP on the company’s financial statements for the year ended December 31, 2004 and the nine months ended September 30, 2005 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles. The report of Deloitte & Touche LLP, however, did include an explanatory paragraph related to the restatement of the 2004 and 2005 financial statements. In connection with Deloitte & Touche LLP’s audits of our financial statements for the year ended December 31, 2004 and the nine months ended September 30, 2005 and during the interim period after such audits and prior to October 31, 2006, there were no disagreements with Deloitte & Touche LLP on any matters of accounting principles or practices, financial statement disclosure or auditing scope and procedures, which if not resolved to the satisfaction of Deloitte & Touche LLP would have caused Deloitte & Touche LLP to make reference to the matter in their report. On May 5, 2006, Deloitte & Touche LLP issued a letter to the audit committee and management that stated that Deloitte & Touche LLP noted certain matters involving the company’s internal controls over financial reporting and the operation of those controls that they considered to be a reportable condition under the interim standards of the Public Company Accounting Oversight Board. The reportable condition related to the assessment that the company did not maintain effective controls over the timely identification, evaluation and accurate resolution of non-routine and complex accounting matters, specifically related to equity and revenue transactions, and over the process of including complete and appropriate presentation of items required by generally accepted accounting principles in the financial statements and notes thereto. Additionally, this reportable condition was, in their judgment, a material weakness under interim standards of the Public Company Accounting Oversight Board. We have authorized Deloitte & Touche LLP to respond fully to the inquiries of Grant Thornton LLP concerning the subject matter of this letter. We have requested Deloitte & Touche LLP to furnish a letter addressed to the Securities and Exchange Commission stating whether they agree with the above statements. A copy of that letter confirming their agreement with the above statements, other than with the statements made in the first two sentences and the fifth through eighth sentences of the first paragraph or with the statements made in the first two sentences and the eleventh sentence of this paragraph, as to which they have no basis to agree or disagree, dated January 16, 2007, is filed as Exhibit 16.2 to the registration statement of which this prospectus forms a part.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1, including exhibits and schedules, under the Securities Act with respect to the shares of our common stock to be sold in the offering. This prospectus does not contain all of the information set forth in the registration statement. For further information with respect to us and the shares to be sold in the offering, reference is made to the registration statement and the exhibits and schedules attached to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit.

As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, and will file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy all or any portion of the registration statement or any reports, statements or other information that we file at the Securities and Exchange Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the Securities and Exchange Commission. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our Securities and Exchange Commission filings, including the registration statement, are also available to you on the Securities and Exchange Commission’s web site, www.sec.gov.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Reports of Independent Registered Public Accounting Firms	F-2

Consolidated Financial Statements as of September 30, 2005 (Restated) and 2006, and for the Year Ended December 31, 2004 (Restated), for the Nine Months Ended September 30, 2005 (Restated), for the Year Ended September 30, 2006 and for the Three Months Ended December 31, 2005 (Restated) (Unaudited) and 2006 (Unaudited):

Consolidated Balance Sheets	F-4
Consolidated Statements of Operations and Comprehensive Net (Loss) Profit	F-6
Consolidated Statements of Redeemable Stock and Warrants	F-7
Consolidated Statements of Stockholders’ (Deficit) Equity	F-8
Consolidated Statements of Cash Flows	F-10
Notes to Consolidated Financial Statements	F-11

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Pharmasset, Inc.

We have audited the accompanying balance sheet of Pharmasset, Inc. (the Company) as of September 30, 2006 and the related statements of operations and comprehensive net loss, redeemable stock and warrants, stockholders’ (deficit) equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pharmasset, Inc. as of September 30, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/    Grant Thornton LLP

Philadelphia, Pennsylvania

December 21, 2006 (except for Note 16, as to which the date is April 19, 2007)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Pharmasset, Inc. and subsidiary:

We have audited the accompanying consolidated balance sheet of Pharmasset, Inc. and subsidiary (the “Company”), as of September 30, 2005, and the related consolidated statements of operations and comprehensive net (loss) profit, redeemable stock and warrants, stockholders’ (deficit) equity, and cash flows for the year ended December 31, 2004 and for the nine months ended September 30, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2005, and the results of their operations and their cash flows for the year ended December 31, 2004 and for the nine months ended September 30, 2005, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 15, the accompanying 2004 and 2005 consolidated financial statements have been restated.

/s/ Deloitte & Touche LLP

Parsippany, New Jersey

May 5, 2006 (January 4, 2007 as to the effect of the restatement, discussed in Note 15, and April 19, 2007 as to the effect of the reverse stock split, discussed in Note 16)

PHARMASSET, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

	As of September 30, 2005 (Restated-See Note 15)	As of September 30, 2006	As of December 31, 2006 (Unaudited)	Pro Forma As of December 31, 2006 (Unaudited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$33,441,500	$26,182,316	$29,311,516	$29,311,516
Short-term investments	12,007,393	1,250,013	1,252,207	1,252,207
Amounts due under collaborative agreements	98,868	297,070	758,963	758,963
Prepaid expenses and other assets	121,168	359,082	467,438	467,438
Deferred offering costs	261,863	1,608,826	1,704,499	1,704,499

Total current assets	45,930,792	29,697,307	33,494,623	33,494,623

EQUIPMENT AND LEASEHOLD IMPROVEMENTS:
Laboratory and office furniture and equipment	729,101	1,877,095	2,197,082	2,197,082
Leasehold improvements	—	1,836,553	1,836,553	1,836,553
Construction in process	549,878	—	—	—

	1,278,979	3,713,648	4,033,635	4,033,635

Less accumulated depreciation and amortization	(211,291)	(544,725)	(760,191)	(760,191)

Total equipment and leasehold improvements, net	1,067,688	3,168,923	3,273,444	3,273,444

OTHER ASSETS	131,300	131,300	159,387	159,387

DEFERRED LICENSE COSTS, Net	311,532	—	—	—

TOTAL	$47,441,312	$32,997,530	$36,927,454	$36,927,454

See notes to consolidated financial statements.

PHARMASSET, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS—(Continued)

	As of September 30, 2005 (Restated-See Note 15)	As of September 30, 2006	As of December 31, 2006 (Unaudited)	Pro Forma As of December 31, 2006 (Unaudited)
LIABILITIES, REDEEMABLE STOCK AND WARRANTS AND STOCKHOLDERS’ (DEFICIT) EQUITY

CURRENT LIABILITIES:
Accounts payable	$349,749	$710,386	$706,462	$706,462
Accrued expenses	3,870,364	2,055,025	1,448,434	1,448,434
Deferred rent	—	124,462	124,463	124,463
Current portion of capital lease obligation	—	—	151,255	151,255
Deferred revenue	2,888,729	1,803,564	1,857,135	1,857,135

Total current liabilities	7,108,842	4,693,437	4,287,749	4,287,749

DEFERRED RENT	—	328,718	297,346	297,346

NON-CURRENT PORTION OF CAPITAL LEASE OBLIGATION	—	—	162,265	162,265

DEFERRED REVENUE	9,155,548	7,364,547	7,119,005	7,119,005

Total liabilities	16,264,390	12,386,702	11,866,365	11,866,365

COMMITMENTS AND CONTINGENCIES	—	—	—	—

REDEEMABLE STOCK AND WARRANTS:
Series B redeemable convertible preferred stock; $0.001 par value per share; 2,300,000 shares authorized, 367,999 shares issued, outstanding and convertible into 245,333 common shares at September 30, 2005 and 2006 and December 31, 2006 (unaudited); liquidation value of $625,598 at September 30, 2005 and 2006 and December 31, 2006 (unaudited)	624,577	624,843	624,910	—
Series C redeemable convertible preferred stock; $0.001 par value per share; 1,357,798 shares authorized, 366,606 shares issued, outstanding and convertible into 250,121 common shares at September 30, 2005 and 2006 and December 31, 2006 (unaudited); liquidation value of $1,997,997 at September 30, 2005 and 2006 and December 31, 2006 (unaudited)	1,995,888	1,996,440	1,996,578	—
Series D redeemable convertible preferred stock; $0.001 par value per share; 7,843,380 shares authorized, 2,505,686 shares issued, outstanding and convertible into 1,670,457 common shares at September 30, 2005 and 2006 and December 31, 2006 (unaudited); liquidation value of $12,778,999 at September 30, 2005 and 2006 and December 31, 2006 (unaudited)	11,918,403	12,958,455	13,224,795	—
Series R redeemable convertible preferred stock; $0.001 par value per share; 400,000 shares authorized, issued, outstanding and convertible into 266,667 common shares at September 30, 2005 and 2006 and December 31, 2006 (unaudited); liquidation value of $4,000,000 at September 30, 2005 and 2006 and December 31, 2006 (unaudited)	3,726,838	3,796,941	3,814,593	—
Series R-1 warrants to purchase 470,588 shares of Series R-1 redeemable convertible preferred stock for $12.75 per share, convertible into 313,725 common shares; exercisable starting October 26, 2004	264,000	264,000	—	—
Redeemable common stock; $0.001 par value per share; 213,307 shares authorized, issued and outstanding at September 30, 2005 and 2006 and December 31, 2006 (unaudited)	979,078	1,190,251	1,391,826	—

Total redeemable stock and warrants	19,508,784	20,830,930	21,052,702	—

STOCKHOLDERS’ (DEFICIT) EQUITY:
Series A convertible preferred stock; $0.001 par value per share; 3,200,000 shares authorized, 2,584,545 shares issued, outstanding and convertible into 1,723,030 common shares at September 30, 2005; 3,200,000 shares authorized, 2,639,722 shares issued, outstanding and convertible into 1,759,814 common shares at September 30, 2006 and December 31, 2006 (unaudited); liquidation value of $3,685,176 at September 30, 2005 and 2006 and December 31, 2006 (unaudited)	2,585	2,640	2,640	—
Series D-1 warrants to purchase 1,254,960 shares of D-1 convertible preferred stock for $0.10 per share, convertible into 836,640 common shares; exercisable starting August 4, 2006	5,411,932	5,411,932	5,411,932	5,411,932
Common stock; $0.001 par value per share; 30,000,000 shares authorized, 10,158,452 shares issued and outstanding at September 30, 2005; 30,000,000 shares authorized, 10,291,386 shares issued and outstanding at September 30, 2006 and December 31, 2006 (unaudited)	10,158	10,291	10,291	14,697
Additional paid-in capital	43,363,456	44,480,015	45,284,875	66,335,811
Deferred compensation—Series A convertible preferred shares issuable	300,719	—	—	—
Accumulated other comprehensive income	58,770	2,305	4,500	4,500
Accumulated deficit	(37,479,482)	(50,127,285)	(46,705,851)	(46,705,851)

Total stockholders’ (deficit) equity	11,668,138	(220,102)	4,008,387	25,061,089

TOTAL	$47,441,312	$32,997,530	$36,927,454	$36,927,454

See notes to consolidated financial statements.

PHARMASSET, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE NET (LOSS) PROFIT

	Year Ended December 31, 2004 (Restated-See Note 15)	Nine Months Ended September 30, 2005 (Restated-See Note 15)	Year Ended September 30, 2006	Three Months Ended December 31,
				2005 (Restated-See Note 15) (Unaudited)	2006 (Unaudited)
REVENUES:
Contract revenues	$2,207,788	$3,719,104	$5,424,614	$832,751	$8,116,584
Government grant revenues	545,395	—	—	—	—

Total revenues	2,753,183	3,719,104	5,424,614	832,751	8,116,584

COSTS AND EXPENSES:
Research and development	5,316,587	10,468,026	10,497,703	2,243,890	2,561,485
General and administrative	2,898,177	8,095,897	7,911,545	1,960,352	2,055,038

Total costs and expenses	8,214,764	18,563,923	18,409,248	4,204,242	4,616,523

OPERATING (LOSS) PROFIT	(5,461,581)	(14,844,819)	(12,984,634)	(3,371,491)	3,500,061
INVESTMENT INCOME	494,804	1,136,035	1,658,977	279,990	408,986
INTEREST EXPENSE	—	—	—	—	(1,841)

(LOSS) PROFIT BEFORE INCOME TAXES	(4,966,777)	(13,708,784)	(11,325,657)	(3,091,501)	3,907,206
PROVISION FOR INCOME TAXES	17,343	—	—	—	—

NET (LOSS) PROFIT	(4,984,120)	(13,708,784)	(11,325,657)	(3,091,501)	3,907,206
REDEEMABLE PREFERRED STOCK ACCRETION	1,317,213	2,286,799	1,110,973	273,925	284,197

NET (LOSS) PROFIT ATTRIBUTABLE TO COMMON STOCKHOLDERS	$(6,301,333)	$(15,995,583)	$(12,436,630)	$(3,365,426)	$3,623,009

COMPREHENSIVE NET (LOSS) PROFIT:
NET (LOSS) PROFIT	$(4,984,120)	$(13,708,784)	$(11,325,657)	$(3,091,501)	3,907,206
UNREALIZED (LOSS) GAIN ON AVAILABLE-FOR-SALE INVESTMENTS	(139,221)	58,454	(56,465)	43,267	2,195

COMPREHENSIVE NET (LOSS) PROFIT	$(5,123,341)	$(13,650,330)	$(11,382,122)	$(3,048,234)	$3,909,401

NET (LOSS) PROFIT ATTRIBUTABLE TO COMMON STOCKHOLDERS PER SHARE:
BASIC	$(1.53)	$(2.42)	$(1.19)	$(0.33)	$0.35
DILUTED	$(1.53)	$(2.42)	$(1.19)	$(0.33)	$0.33

WEIGHTED-AVERAGE SHARES OUTSTANDING:
BASIC	4,110,997	6,630,463	10,462,369	10,374,839	10,504,693
DILUTED	4,110,997	6,630,463	10,462,369	10,374,839	11,009,257

PRO FORMA NET (LOSS) PROFIT ATTRIBUTABLE TO COMMON STOCKHOLDERS PER SHARE:
BASIC (UNAUDITED)			$(0.86)		$0.24
DILUTED (UNAUDITED)			$(0.86)		$0.23

PRO FORMA WEIGHTED-AVERAGE SHARES OUTSTANDING:
BASIC (UNAUDITED)			14,654,761		14,697,085
DILUTED (UNAUDITED)			14,654,761		16,019,055

See notes to consolidated financial statements.

PHARMASSET, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF REDEEMABLE STOCK AND WARRANTS

FOR THE YEAR ENDED DECEMBER 31, 2004,

NINE MONTHS ENDED SEPTEMBER 30, 2005,

YEAR ENDED SEPTEMBER 30, 2006 AND THREE MONTHS ENDED DECEMBER 31, 2006 (UNAUDITED)

	Series B Redeemable Convertible Preferred Stock		Series C Redeemable Convertible Preferred Stock		Series D Redeemable Convertible Preferred Stock		Series R Redeemable Convertible Preferred Stock		Series R-1 Warrants		Redeemable Common Stock		Total Redeemable Stock And Warrants
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Number	Amount	Shares	Amount
BALANCE—January 1, 2004	2,300,000	$3,891,961	1,357,798	$7,377,863	—	—	—	—	—	—	213,307	$1,439,820	$12,709,644
Sale of Series D redeemable preferred stock, net of issue costs of $925,289	—	—	—	—	7,843,380	$33,664,017	—	—	—	—	—	—	33,664,017
Sale of Series R redeemable preferred stock, net of issue costs $72,724	—	—	—	—	—	—	400,000	$3,663,276	—	—	—	—	3,663,276
Sale of Series R-1 warrants	—	—	—	—	—	—	—	—	470,588	$264,000	—	—	264,000
Accretion of redeemable preferred stock to redemption value—Restated	—	10,407	—	12,771	—	1,282,527	—	11,508	—	—	—	—	1,317,213
Accretion of redeemable common stock to redemption value	—	—	—	—	—	—	—	—	—	—	—	(492,738)	(492,738)

BALANCE—December 31, 2004- Restated	2,300,000	3,902,368	1,357,798	7,390,634	7,843,380	34,946,544	400,000	3,674,784	470,588	264,000	213,307	947,082	51,125,412
Conversion of preferred stock to common stock—Restated	(1,932,001)	(3,284,402)	(991,192)	(5,401,996)	(5,337,694)	(25,249,025)	—	—	—	—	—	—	(33,935,423)
Accretion of redeemable preferred stock to redemption value—Restated	—	6,611	—	7,250	—	2,220,884	—	52,054	—	—	—	—	2,286,799
Accretion of redeemable common stock to redemption value	—	—	—	—	—	—	—	—	—	—	—	31,996	31,996

BALANCE—September 30, 2005- Restated	367,999	624,577	366,606	1,995,888	2,505,686	11,918,403	400,000	3,726,838	470,588	264,000	213,307	979,078	19,508,784
Accretion of redeemable preferred stock to redemption value	—	266	—	552	—	1,040,052	—	70,103	—	—	—	—	1,110,973
Accretion of redeemable common stock to redemption value	—	—	—	—	—	—	—	—	—	—	—	211,173	211,173

BALANCE—September 30, 2006	367,999	624,843	366,606	1,996,440	2,505,686	12,958,455	400,000	3,796,941	470,588	264,000	213,307	1,190,251	20,830,930
Accretion of redeemable preferred stock to redemption value	—	67	—	138	—	266,340	—	17,652	—	—	—	—	284,197
Accretion of redeemable common stock to redemption value	—	—	—	—	—	—	—	—	—	—	—	201,575	201,575
Expiration of Series R-1 warrants	—	—	—	—	—	—	—	—	(470,588)	(264,000)	—	—	(264,000)

BALANCE—December 31, 2006 (unaudited)	367,999	$624,910	366,606	$1,996,578	2,505,686	$13,224,795	400,000	$3,814,593	—	$—	213,307	$1,391,826	$21,052,702

See notes to consolidated financial statements.

PHARMASSET, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ (DEFICIT) EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2004,

NINE MONTHS ENDED SEPTEMBER 30, 2005,

YEAR ENDED SEPTEMBER 30, 2006 AND THREE MONTHS ENDED DECEMBER 31, 2006 (UNAUDITED)

	Series A Convertible Preferred Stock		Series D-1 Warrants		Common Stock		Additional Paid-in Capital	Deferred Compensation Issuable as Series A	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders’ (Deficit) Equity
	Shares	Amount	Number	Amount	Shares	Amount
BALANCE—January 1, 2004	3,084,545	$3,085	—	—	3,894,167	$3,894	$8,060,387	$199,785	$139,537	$(15,643,308)	$(7,236,620)
Sale of Series D-1 warrants	—	—	1,254,960	$5,411,932	—	—	—	—	—	—	5,411,932
Exercise of stock options	—	—	—	—	100,666	101	253,399	—	—	—	253,500
Stock compensation	—	—	—	—	—	—	(12,709)	—	—	—	(12,709)
Accretion of redeemable preferred stock to redemption value—Restated	—	—	—	—	—	—	—	—	—	(1,317,213)	(1,317,213)
Deferred compensation—Series A convertible preferred shares issuable	—	—	—	—	—	—	—	100,934	—	—	100,934
Accretion of redeemable common stock to redemption value	—	—	—	—	—	—	—	—	—	492,738	492,738
Unrealized loss on available-for-sale investments	—	—	—	—	—	—	—	—	(139,221)	—	(139,221)
Net loss	—	—	—	—	—	—	—	—	—	(4,984,120)	(4,984,120)

BALANCE—December 31, 2004-Restated	3,084,545	$3,085	1,254,960	$5,411,932	3,994,833	$3,995	$8,301,077	$300,719	$316	$(21,451,903)	$(7,430,779)

See notes to consolidated financial statements.

PHARMASSET, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ (DEFICIT) EQUITY—(Continued)

FOR THE YEAR ENDED DECEMBER 31, 2004,

NINE MONTHS ENDED SEPTEMBER 30, 2005,

YEAR ENDED SEPTEMBER 30, 2006 AND THREE MONTHS ENDED DECEMBER 31, 2006 (UNAUDITED)

	Series A Convertible Preferred Stock		Series D-1 Warrants		Common Stock		Additional Paid-in Capital	Deferred Compensation Issuable as Series A	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders’ (Deficit) Equity
(Continued)	Shares	Amount	Number	Amount	Shares	Amount
BALANCE—December 31, 2004-Restated	3,084,545	$3,085	1,254,960	$5,411,932	3,994,833	$3,995	$8,301,077	$300,719	$316	$(21,451,903)	$(7,430,779)
Exercise of stock options	—	—	—	—	207,571	207	691,255	—	—	—	691,462
Conversion of preferred stock to common stock—Restated	(500,000)	(500)	—	—	5,856,048	5,856	33,930,067	—	—	—	33,935,423
Sale of common stock	—	—	—	—	100,000	100	299,900	—	—	—	300,000
Stock compensation	—	—	—	—	—	—	141,157	—	—	—	141,157
Accretion of redeemable preferred stock to redemption value—Restated	—	—	—	—	—	—	—	—	—	(2,286,799)	(2,286,799)
Accretion of redeemable common stock to redemption value	—	—	—	—	—	—	—	—	—	(31,996)	(31,996)
Unrealized gain on available-for-sale investments	—	—	—	—	—	—	—	—	58,454	—	58,454
Net loss	—	—	—	—	—	—	—	—	—	(13,708,784)	(13,708,784)

BALANCE—September 30, 2005-Restated	2,584,545	2,585	1,254,960	5,411,932	10,158,452	10,158	43,363,456	300,719	58,770	(37,479,482)	11,668,138
Exercise of stock options	—	—	—	—	132,934	133	338,669	—	—	—	338,802
Stock compensation	—	—	—	—	—	—	477,226	—	—	—	477,226
Issuance of Series A convertible preferred stock	55,177	55	—	—	—	—	300,664	(300,719)	—	—	—
Accretion of redeemable preferred stock to redemption value	—	—	—	—	—	—	—	—	—	(1,110,973)	(1,110,973)
Accretion of redeemable common stock to redemption value	—	—	—	—	—	—	—	—	—	(211,173)	(211,173)
Unrealized loss on available-for-sale investments	—	—	—	—	—	—	—	—	(56,465)		(56,465)
Net loss	—	—	—	—	—	—	—	—	—	(11,325,657)	(11,325,657)

BALANCE—September 30, 2006	2,639,722	2,640	1,254,960	5,411,932	10,291,386	10,291	44,480,015	—	2,305	(50,127,285)	(220,102)
Stock compensation	—	—	—	—	—		540,860	—	—	—	540,860
Accretion of redeemable preferred stock to redemption value	—	—	—	—	—	—	—	—	—	(284,197)	(284,197)
Accretion of redeemable common stock to redemption value	—	—	—	—	—	—	—	—	—	(201,575)	(201,575)
Expiration of Series R-I warrants	—	—	—	—	—	—	264,000	—	—	—	264,000
Unrealized gain on available-for-sale investments	—	—	—	—	—	—	—	—	2,195	—	2,195
Net profit	—	—	—	—	—	—	—	—	—	3,907,206	3,907,206

BALANCE—December 31, 2006 (unaudited)	2,639,722	$2,640	1,254,960	$5,411,932	10,291,386	$10,291	$45,284,875	$—	$4,500	$(46,705,851)	$4,008,387

See notes to consolidated financial statements.

PHARMASSET, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2004 (Restated-See Note 15)	Nine Months Ended September 30, 2005 (Restated-See Note 15)	Year Ended September 30, 2006	Three Months Ended December 31,
				2005 (Restated-See Note 15) (Unaudited)	2006 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) profit	$(4,984,120)	$(13,708,784)	$(11,325,657)	$(3,091,501)	$3,907,206
Adjustments to reconcile net (loss) profit to net cash provided by (used in) operating activities:
Depreciation	264,318	181,553	351,016	49,695	215,465
Amortization	138,462	103,846	311,532	34,615	—
Non-cash stock compensation	(12,709)	141,157	477,226	71,923	540,860
Deferred compensation—Series A convertible preferred shares issuable	100,934	—	—	—	—
Loss on disposal of fixed assets	—	—	8,227	—	—
Impairment of abandoned equipment and leasehold improvements	—	714,634	—	—	—
Changes in operating assets and liabilities:
Prepaid expenses and other assets	122,568	(213,807)	(700,178)	(1,221,590)	(433,361)
Accounts payable	(456,993)	43,247	397,637	(91,135)	(3,925)
Accrued expenses	889,906	2,633,673	(1,709,970)	(195,114)	(696,951)
Deferred offering costs	—	(261,863)	—	(176,375)	—
Deferred rent	(3,688)	(79,591)	453,180	—	(31,371)
Deferred revenue	6,367,212	(92,165)	(2,876,167)	(409,690)	(191,970)

Net cash provided by (used in) operating activities	2,425,890	(10,538,100)	(14,613,154)	(5,029,172)	3,305,953

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of investments	(112,426,301)	(68,751,153)	—	—	—
Proceeds from sale of investments	65,323,991	112,248,471	10,800,000	300,000	—
Purchase of property, plant and equipment	(95,602)	(816,462)	(2,332,500)	(385,500)	(171,440)

Net cash (used in) provided by investing activities	(47,197,912)	42,680,856	8,467,500	(85,500)	(171,440)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sale of Series D redeemable convertible preferred shares and Series D-1 warrants	39,075,949	—	—	—	—
Proceeds from sale of Series R redeemable convertible preferred shares and Series R-1 warrants	3,927,276	—	—	—	—
Proceeds from sale of common stock	—	300,000	—
Proceeds from exercise of stock options	253,500	691,461	338,802	142,552	—
Offering costs paid	—	—	(1,452,332)	—	(5,313)

Net cash provided by (used in) financing activities	43,256,725	991,461	(1,113,530)	142,552	(5,313)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(1,515,297)	33,134,217	(7,259,184)	(4,972,120)	3,129,200

CASH AND CASH EQUIVALENTS—Beginning of period	1,822,580	307,283	33,441,500	33,441,500	26,182,316

CASH AND CASH EQUIVALENTS—End of period	$307,283	$33,441,500	$26,182,316	$28,469,380	$29,311,516

SUPPLEMENTAL DISCLOSURES:
Income taxes paid	$12,500	$6,484	—	$—	$—
Income taxes refunded	$26,646	$110,233	—	$—	$—

NONCASH TRANSACTIONS:
Conversion of preferred stock to common stock	—	$33,935,423	—	—	—
Deferred compensation—Series A convertible preferred shares issuable	$100,934	—	—	$(300,719)	—
Accretion of redeemable preferred stock to redemption value	$1,317,213	$2,286,799	$1,110,973	$273,925	$284,197
Accretion of redeemable common stock to redemption value	$(492,738)	$31,996	$211,173	$284,764	$201,575
Fixed assets purchased on account	$35,532	$37,000	$164,977	$327,253	$313,520
Unrealized (loss) gain on available-for-sale investments	$(139,221)	$58,454	$(56,465)	$43,267	$2,195

See notes to consolidated financial statements.

PHARMASSET, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2005 AND 2006

AND FOR THE YEAR ENDED DECEMBER 31, 2004,

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005,

FOR THE YEAR ENDED SEPTEMBER 30, 2006 AND FOR THE

THREE MONTHS ENDED DECEMBER 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)

1. BACKGROUND

The Company was incorporated as Pharmasset, Ltd. on May 29, 1998 under the laws of Barbados. The Company redomiciled under the laws of Delaware on June 8, 2004, as Pharmasset, Inc., and Pharmasset, Ltd. was dissolved on June 21, 2004. Pharmasset, Inc., then-existing as a Georgia corporation that was incorporated on June 5, 1998 and was the Company’s only subsidiary, was merged with and into the Delaware corporation, on July 23, 2004.

The Company is a clinical-stage pharmaceutical company committed to discovering, developing and commercializing novel drugs to treat viral infections. The Company’s primary focus is on the development of oral therapeutics for the treatment of hepatitis B virus (HBV), hepatitis C virus (HCV) and human immunodeficiency virus (HIV). The Company currently has three product candidates: clevudine, in preparation for Phase 3 clinical trials for the treatment of HBV; R 7128, a pro-drug of PSI-6130, for the treatment of HCV in a Phase 1 clinical trial; and Racivir, in a Phase 2 clinical trial for the treatment of HIV. The Company is also applying its expertise in nucleoside chemistry to the discovery and development of additional antiviral therapeutics. The Company is subject to risks common to companies in the biotechnology industry including, but not limited to, product development risks, protection of proprietary intellectual property, compliance with government regulations, dependence on key personnel, the need to obtain additional financing, uncertainty of market acceptance of products, and product liability.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Unaudited Pro Forma Presentation—The Series A, B, C, D and R convertible preferred stock are subject to automatic conversion into common stock upon the completion of a qualifying underwritten initial public offering of the Company’s common stock. The redeemable common stock has been considered converted to common stock in the pro forma presentation as the redemption rights terminate upon the completion of the initial public offering. The unaudited pro forma net loss attributable to common stockholders per share for the year ended September 30, 2006 and the three months ended December 31, 2006 reflects the assumed conversion of the Series A, B, C, D and R convertible preferred stock and redeemable common stock as of the beginning of the periods presented. The unaudited pro forma balances of redeemable stock and stockholders’ (deficit) equity reflect the assumed conversion of the Series A, B, C, D and R convertible preferred stock and redeemable common stock into common stock as of December 31, 2006. In the opinion of management, the unaudited pro forma presentations have been prepared on a basis that is consistent with the audited historical presentations.

Principles of Consolidation—The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary through merger on July 23, 2004. All intercompany transactions and balances have been eliminated.

Fiscal Year-End—Effective January 1, 2005, the Company changed its fiscal year-end from December 31 to September 30.

Use of Estimates—The preparation of the Company’s consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

PHARMASSET, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2005 AND 2006

AND FOR THE YEAR ENDED DECEMBER 31, 2004,

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005,

FOR THE YEAR ENDED SEPTEMBER 30, 2006 AND FOR THE

THREE MONTHS ENDED DECEMBER 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)

Cash and Cash Equivalents—Cash and cash equivalents represent cash and highly liquid investments purchased within three months of the maturity date and consisted primarily of money market funds.

Investments—The Company invests available cash primarily in bank certificates of deposit and investment-grade commercial paper, corporate notes, and government securities. All investments are classified as available-for-sale and are carried at fair market value with unrealized gains and losses recorded in accumulated other comprehensive income. For purpose of determining realized gains and losses, the cost of securities sold is based on specific indentification.

Deferred Offering Costs—The Company has deferred specific incremental costs directly attributable to the planned initial public offering. Such costs will be charged against the proceeds from the offering.

Equipment and Leasehold Improvements—Equipment and leasehold improvements are recorded at cost and are depreciated using the straight-line method over the following estimated useful lives of the assets: computer equipment—three years; laboratory and office equipment—seven years; and leasehold improvements—over the lesser of the estimated life of the asset or the lease term. Expenditures for maintenance and repairs are expensed as incurred. Capital expenditures, which improve and extend the life of the related assets, are capitalized.

Deferred License Costs—Deferred license costs represent direct and incremental royalties that were paid to Emory University upon the receipt of the upfront payment from Incyte in connection with DFC. The amortization of these costs has been presented as research and development expenses on the consolidated statement of operations.

Impairment of Long-Lived Assets—The Company continually evaluates whether events or circumstances have occurred that indicate that the estimated remaining useful lives of long-lived assets may require revision or that the carrying value of these assets may be impaired. To determine whether assets have been impaired, the estimated undiscounted future cash flows for the estimated remaining useful life of the respective assets are compared to the carrying value. To the extent that the undiscounted future cash flows are less than the carrying value, a new fair value of the asset is required to be determined. If such fair value is less than the current carrying value, the asset is written down to its estimated fair value. See Note 11 regarding the write-down of leasehold improvements at the Company’s former Georgia facility as a result of the relocation of the Company’s operations.

Fair Value of Financial Instruments—The carrying amounts of cash and cash equivalents, amounts due under collaborative agreements, accounts payable, and accrued expenses approximate fair value because of their short-term nature. Investments at September 30, 2005 and September 30, 2006 are classified as available-for-sale securities and carried at fair market value.

Concentrations of Credit Risk, Suppliers and Revenues—The Company’s financial instruments that potentially subject it to concentrations of credit risk are cash and cash equivalents, and investments. The Company invests cash that is not currently being used in operations in accordance with its investment policy. The policy allows for the purchase of low-risk, investment grade debt securities issued by the United States government and very highly-rated banks and corporations, subject to certain concentration limits. The policy allows for maturities that are not longer than two years for individual securities and an average of one year for the portfolio as a whole.

PHARMASSET, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2005 AND 2006

AND FOR THE YEAR ENDED DECEMBER 31, 2004,

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005,

FOR THE YEAR ENDED SEPTEMBER 30, 2006 AND FOR THE

THREE MONTHS ENDED DECEMBER 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)

The Company relies on certain materials used in its development process, some of which are procured from a single source. The failure of a supplier, including a subcontractor, to deliver on schedule could delay or interrupt the development process and thereby adversely affect the Company’s operating results.

During 2004, 2005 and 2006, the Company derived a majority of its revenue from one customer (see Note 6).

Revenue Recognition—The Company records revenue provided that there is persuasive evidence that an arrangement exists and service has been performed, the price is fixed or determinable and collectibility is reasonably assured. The Company earns revenue under collaborative research and development arrangements and government research grants.

The Company follows the guidance of Emerging Issues Task Force (“EITF”) No. 00-21, Revenue Arrangements with Multiple Deliverables, in accounting for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. Revenue related to collaborative research and development arrangements includes nonrefundable license fees, milestones and research and development payments from the Company’s collaborative partners. Where the Company has continuing performance obligations under the terms of a collaborative arrangement, nonrefundable license fees are recognized as revenue over the specified development period as the Company completes its performance obligations. The determination of the performance period and expected level of effort involves management’s judgment.

Revenues from milestones related to an arrangement under which the Company has continuing performance obligations, if deemed substantive, are recognized as revenue upon achievement of the milestone. Milestones are considered substantive if all of the following conditions are met: the milestone payment is nonrefundable; achievement of the milestone was not reasonably assured at the inception of the arrangement; substantive effort is involved to achieve the milestone; and the amount of the milestone appears reasonable in relation to the effort expended, the other milestones in the arrangement and the related risk associated with the achievement of the milestone. If any of these conditions is not met, the milestone payment is deferred and recognized as revenue as the Company completes its performance obligations.

Where the Company has no continuing involvement under a collaborative arrangement, the Company records nonrefundable license fee revenue when the Company has the contractual right to receive the payment, in accordance with the terms of the license agreement, and records milestones upon appropriate notification to the Company of achievement of the milestones by the collaborative partner.

Government research grants that provide for payments to the Company for work performed are recognized as revenue when the related expense is incurred and the Company has obtained governmental approval to use the grant funds for these expenses.

Deferred revenue at September 30, 2005 and September 30, 2006 consisted primarily of payments received in advance of revenue recognized under collaborative agreements. Since the payments received under the collaborative agreements are non-refundable, the termination of a collaborative agreement prior to its completion could result in an immediate recognition of deferred revenue relating to payments already received from the collaborative partner but not previously recognized as revenue.

Research and Development Expenses—Research and development expenses consist primarily of salaries and related personnel expenses, fees paid to external service providers, costs of preclinical studies and clinical

PHARMASSET, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2005 AND 2006

AND FOR THE YEAR ENDED DECEMBER 31, 2004,

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005,

FOR THE YEAR ENDED SEPTEMBER 30, 2006 AND FOR THE

THREE MONTHS ENDED DECEMBER 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)

trials, drug and laboratory supplies, costs for facilities and equipment and the costs of intangibles that are purchased from others for use in research and development activities, such as in-licensed product candidates, that have no alternative future uses. Research and development expenses are included in operating expenses when incurred. Reimbursements received from the Company’s collaborators for third-party research and development expenses incurred by the Company on their behalf are recorded as a contra-expense. Amounts due from collaborators for reimbursement of research and development expenses are recorded on the balance sheets as amounts due under collaborative agreements.

Stock-Based Compensation—On October 1, 2006, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 123R, “Share-Based Payment” (“SFAS 123R”). This Statement is a revision of SFAS 123 and supersedes APB 25 and its related implementation guidance. SFAS 123R requires companies to recognize stock compensation expense for awards of equity instruments to employees based on grant-date fair value of those awards (with limited exceptions). We adopted SFAS 123R using the modified prospective method, which results in recognition of compensation expense for all share-based awards granted or modified after October 1, 2006 as well as all unvested awards outstanding at the date of adoption. The cost is recognized as compensation expense over the life of the instruments, based upon the grant date fair value of the equity or liability instruments issued. The Company expects the adoption of SFAS 123R to result in stock compensation expense and therefore a reduction of income before income taxes in fiscal 2007 of approximately $1,600,000. The Company’s actual stock compensation expense in 2007 could differ materially from this estimate depending on the number, timing, magnitude and vesting of new awards and changes in the fair value or volatility of the Company’s common stock. Stock options granted to consultants are periodically valued as they vest in accordance with EITF 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services,” using a Black-Scholes option pricing model. Stock-based compensation expense is included in both research and development expenses and in general and administrative expenses in the consolidated statement of operations. Since the Company’s stock is not publicly traded, the expected volatility was calculated for each date of grant based on the “peer method.” The Company identified companies that trade publicly within the pharmaceutical industry that have similar SIC codes, employee count and revenues. The Company had chosen the weekly high price volatility for these companies for a period of 5 years. Effective October 1, 2006 the Company has used the weekly high price for these companies for a period of 6 years to coordinate with the expected term calculated pursuant to SAB 107. The volatility of the stock prices of these companies have decreased in the aggregate over the years presented, therefore the expected volatility calculated for the Company has decreased. The assumptions used and weighted-average information for employee and director grants are as follows:

Employee and Director grants:

	December 31,	September 30,		December 31,
	2004	2005	2006	2005(1)	2006
Risk free interest rate	3.59%	3.98%	4.78%	—	4.48%
Expected dividend yield	0.0%	0.0%	0.0%	—	0.0%
Expected lives (years)	4.90	5.00	5.80	—	6.07
Expected volatility	72.8%	59.2%	53.1%	—	54.6%
Weighted-average fair value of options granted	$ 1.83	$ 3.17	$ 1.98	—	$2.27

(1)	No options were granted in the quarter ended December 31, 2005

PHARMASSET, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2005 AND 2006

AND FOR THE YEAR ENDED DECEMBER 31, 2004,

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005,

FOR THE YEAR ENDED SEPTEMBER 30, 2006 AND FOR THE

THREE MONTHS ENDED DECEMBER 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)

During the quarter ended December 31, 2006, the Company granted 317,067 stock options at a fair value ranging from $2.15 to $2.28 per share, risk free interest rates ranging from 4.35% to 4.45%, an expected volatility of the market price of the Company’s common stock ranging from 53.1% to 54.7%, a dividend yield of 0%, an expected life ranging from 5.66 years to 6.11 years, an employee forfeiture rate of 10.34% and a director forfeiture rate of 1.56%. As a result of adopting SFAS123(R) on October 1, 2006, the Company recorded non-cash compensation expense of approximately $380,987, or $0.03 per share, in the quarter ended December 31, 2006. As of December 31, 2006, total unrecognized stock-based compensation expense resulting from the adoption of SFAS123(R) was approximately $3,335,951, which has a weighted- average period of approximately 1.42 years to be recognized.

Prior to October 1, 2006, the Company elected to follow Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued To Employees” (“APB 25”), and related interpretations to account for its stock-based employee compensation plans, and had adopted the pro forma disclosure option for stock-based compensation issued to employees under SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). The table below presents a summary of the pro forma effects to reported net loss prior to October 1, 2006 as if the Company had elected to recognize stock-based compensation costs based on the fair value of the options granted as prescribed by SFAS 123.

	Year Ended December 31,	Nine Months Ended September 30,	Year Ended September 30,
	2004	2005	2006
	(In thousands, except per share amounts)
Net loss attributable to common stockholders as reported	$(6,301)	$(15,996)	$(12,437)
Add: stock based compensation expense included in reported net loss	(13)	141	477
Deduct: stock-based compensation expense determined under fair value method	(346)	(639)	(1,484)

Pro forma net loss	$(6,660)	$(16,494)	$(13,444)

Net loss per share as reported:
Basic and diluted	$(1.53)	$(2.42)	$(1.19)

Pro forma net loss per share:
Basic and diluted	$(1.62)	$(2.49)	$(1.29)

Income Taxes—The Company accounts for income taxes under the asset and liability method. The Company provides deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the Company’s financial statement carrying amounts and the tax bases of assets and liabilities using enacted tax rates expected to be in effect in the years in which the differences are expected to reverse. A valuation allowance is provided to reduce the deferred tax assets to the amount that is expected to be realized.

Preferred stock accretion—The Company uses the interest method to increase the carrying amount of its redeemable convertible preferred stock on each balance sheet date, so that the carrying amount, initially the fair value of the security on the date of issue, will equal the redemption amount at the earliest redemption date. These

PHARMASSET, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2005 AND 2006

AND FOR THE YEAR ENDED DECEMBER 31, 2004,

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005,

FOR THE YEAR ENDED SEPTEMBER 30, 2006 AND FOR THE

THREE MONTHS ENDED DECEMBER 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)

periodic increases to the carrying amount also use the interest method to include amounts representing dividends not currently declared or paid, but which will be payable under the redemption features if they are still accrued and unpaid at the redemption date.

Comprehensive Net (Loss) Profit—Components of comprehensive (loss) profit include net (loss) profit and unrealized gains (loss) on available-for-sale securities, net of tax. Comprehensive (loss) profit is represented in the statements of operations and comprehensive net (loss) profit.

Net (Loss) Profit Per Common Share—Basic net (loss) profit per common share is calculated by dividing net (loss) profit attributable to common stockholders by the weighted average number of common shares outstanding during the period. Diluted net (loss) profit per common share is calculated by dividing net (loss) profit attributable to common stockholders by the weighted average number of common shares and other dilutive securities outstanding during the period. Unaudited pro forma basic net (loss) profit per common share is calculated by dividing net (loss) profit attributable to common stockholders by the weighted average number of common shares outstanding during the period, assuming the conversion of the Series A, B, C, D and R convertible stock into shares of common stock as of the beginning of the periods presented. Unaudited pro forma diluted net (loss) profit per common share is calculated by dividing net (loss) profit attributable to common stockholders by the weighted average number of common shares and other dilutive securities outstanding during the period, assuming the conversion of the Series A, B, C, D and R convertible stock into shares of common stock as of the beginning of the periods presented. Dilutive potential common shares resulting from the assumed exercise of outstanding stock options and warrants are determined based on the treasury stock method.

	Year Ended December 31,	Nine Months Ended September 30,	Year Ended September 30,	Three Months Ended December 31,
	2004 (Restated-See Note 15)	2005 (Restated-See Note 15)	2006	2005 (Restated-See Note 15) (Unaudited)	2006 (Unaudited)
	(In thousands, except per share amounts)
Historical
Numerator:
Net (loss) profit attributable to common stockholders	$(6,301)	$(15,996)	$(12,437)	$(3,365)	$3,623
Denominator:
Weighted average common shares outstanding used in calculation of basic net (loss) profit per share	4,111	6,630	10,462	10,375	10,504
Effect of dilutive securities:
Common stock options					505
Weighted average common shares outstanding used in calculation of diluted net (loss) profit per share	4,111	6,630	10,462	10,375	11,009
Net (loss) profit attributable to common stockholders per share:
Basic	$(1.53)	$(2.42)	$(1.19)	$(0.33)	$0.35

Diluted	$(1.53)	$(2.42)	$(1.19)	$(0.33)	$0.33

PHARMASSET, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2005 AND 2006

AND FOR THE YEAR ENDED DECEMBER 31, 2004,

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005,

FOR THE YEAR ENDED SEPTEMBER 30, 2006 AND FOR THE

THREE MONTHS ENDED DECEMBER 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)

	Year Ended December 31,	Nine Months Ended September 30,	Year Ended September 30,	Three Months Ended December 31,
	2004 (Restated-See Note 15)	2005 (Restated-See Note 15)	2006	2005 (Restated-See Note 15) (Unaudited)	2006 (Unaudited)
	(In thousands, except per share amounts)
Historical outstanding dilutive securities not included in diluted net (loss) profit per share attributable to common stockholders
Series A convertible preferred stock and Series B, C, D and R redeemable convertible preferred stock:
Preferred shares	9,991	4,150	9,991	4,187	4,187
Preferred stock warrants	1,151	1,151	1,151	1,151	837
Options to purchase common stock	1,691	2,117	2,376	2,063	—

Total	12,833	7,418	13,518	7,401	5,024

Pro Forma (Unaudited)
Numerator:
Net (loss) profit attributable to common stockholders			$(12,437)		$3,623
Denominator:
Weighted average common shares outstanding used in calculation of historical basic net (loss) profit per share			10,462		10,504
Pro forma adjustment to reflect weighted average effect of assumed conversion of Series A convertible preferred stock and Series B, C, D and R redeemable convertible preferred stock			4,193		4,193

Weighted average common shares outstanding used in calculation of pro forma basic net (loss) profit per share			14,655		14,697

Effect of dilutive securities:
Common stock options					505
Series D-1 warrants					817
Weighted average common shares outstanding used in calculation of pro forma diluted net (loss) profit per share			14,655		16,019
Pro forma net (loss) profit attributable to common stockholders per share:
Basic			$(0.86)		$0.24

Diluted			$(0.86)		$0.23

Segment Reporting—Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision-maker, or decision-making group, in making decisions regarding resource allocation and assessing performance. The Company, which uses consolidated financial information in determining how to allocate resources and assess performance, has determined that it operates in one segment, which focuses on developing nucleoside analog drugs for the treatment of viral infections.

PHARMASSET, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2005 AND 2006

AND FOR THE YEAR ENDED DECEMBER 31, 2004,

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005,

FOR THE YEAR ENDED SEPTEMBER 30, 2006 AND FOR THE

THREE MONTHS ENDED DECEMBER 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)

Recently Issued Accounting Standards—In December 2004, the FASB issued SFAS 123(R), Share-Based Payment. SFAS 123(R) requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. The cost will be measured based on the fair value of the equity or liability instruments issued. SFAS 123(R) is effective for the Company as of the first interim or annual reporting period of the fiscal year beginning on October 1, 2006. SFAS 123(R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. In addition to the accounting standard that sets forth the financial reporting objectives and related accounting principles, SFAS 123 (R) includes an appendix of implementation guidance that provides expanded guidance on measuring the fair value of share-based payment awards. SFAS 123(R) replaces SFAS 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion 25, Accounting for Stock Issued to Employees. SFAS 123, as originally issued in 1995, established as preferable a fair-value-based method of accounting for share-based payment transactions with employees. However, that Statement permitted entities the option of continuing to apply the guidance in APB Opinion 25, as long as the footnotes to financial statements disclosed what net income would have been had the preferable fair-value-based method been used. Additionally, in March 2005, the SEC issued Staff Accounting Bulletin (“SAB”) 107, Share-Based Payments, which provides further guidance for the adoption of SFAS 123(R), discussed above. The Company implemented this new standard in the first quarter of our fiscal year 2007. The Company expects the adoption of SFAS 123R to result in stock compensation expense and therefore a reduction of income before income taxes in fiscal 2007 of approximately $1,600,000. The Company’s actual stock compensation expense in 2007 could differ materially from this estimate depending on the number, timing, magnitude and vesting of new awards and changes in the fair value or volatility of the Company’s common stock.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets, an amendment of APB No. 29” (“SFAS 153”). This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The Statement specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date this Statement is issued. Retroactive application is not permitted. Management adopted this Statement as of January 1, 2006 and will apply its standards in the event exchanges of nonmonetary assets occur after such date. The adoption of SFAS 153 did not have a material impact on the Company’s financial statements.

In November 2005, the FASB issued FSP FAS 115-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“FSP FAS 115-1”), which outlines a three-step model for identifying investment impairments in debt and equity securities within the scope of Statement 115 and cost-method investments. The three steps involve (1) determining whether the investment is impaired, (2) evaluating whether the impairment is other-than-temporary, and (3) if the impairment is other-than-temporary, recognizing an impairment loss. The FSP carries forward the disclosure requirements of EITF 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” The Company began applying this guidance as of January 1, 2006 as circumstances arise. The adoption of FSP FAS 115-1 did not have a material impact on the Company’s financial statements.

PHARMASSET, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2005 AND 2006

AND FOR THE YEAR ENDED DECEMBER 31, 2004,

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005,

FOR THE YEAR ENDED SEPTEMBER 30, 2006 AND FOR THE

THREE MONTHS ENDED DECEMBER 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)

In March 2005, the FASB issued FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations” (“FIN 47”). This Statement requires companies to recognize a liability for the fair value of a legal obligation to perform asset retirement obligations that are conditional on a future event if the amount can be reasonably estimated. This Statement became effective on December 31, 2005. The adoption of FIN 47 did not have a material impact on the Company’s financial statements.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs—An Amendment of ARB No. 43, Chapter 4” (“SFAS 151”). SFAS 151 amends the guidance in Accounting Research Bulletin No. 43, Chapter 4, “Inventory Pricing”, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). SFAS 151 became effective for the Company’s fiscal year ending September 30, 2006. The adoption of SFAS 151 did not have a material impact on the Company.

In May 2005, the FASB issued SFAS No. 154 “Accounting Changes and Error Corrections” (“SFAS 154”), which replaces APB Opinion No. 20, “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements—An Amendment of APB Opinion No. 28”. SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 and, accordingly, was adopted by the Company on October 1, 2006.

In July 2006, the FASB issued FASB interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 clarifies the accounting for income taxes by prescribing a minimum probability threshold that a tax position must meet before a financial statement benefit is recognized. The minimum threshold is defined in FIN 48 as a tax position that, based solely on its technical merits, is more likely than not to be sustained upon examination by the applicable taxing authority. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. FIN 48 must be applied to all existing tax positions upon initial adoption. The cumulative effect of applying FIN 48 at adoption, if any, is to be reported as an adjustment to opening retained earnings for the year of adoption. FIN 48 is effective for fiscal years beginning after December 15, 2006, although early adoption is permitted. The adoption of FIN 48 is not expected to have a material impact on the Company.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). This standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The adoption of SFAS 157 is not expected to have a material impact on the Company.

In September 2006, the FASB issued SFAS No. 158, “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans—and amendment of FASB Statements No. 87, 88, 106 and 132R,” (“SFAS 158”) which requires an employer to recognize the over-funded or under-funded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive

PHARMASSET, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2005 AND 2006

AND FOR THE YEAR ENDED DECEMBER 31, 2004,

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005,

FOR THE YEAR ENDED SEPTEMBER 30, 2006 AND FOR THE

THREE MONTHS ENDED DECEMBER 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)

income of a business entity or changes in unrestricted net assets of a not-for-profit organization. SFAS 158 also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. This statement is effective for fiscal years ending after December 15, 2006. The Company does not currently provide for a defined benefit pension. The adoption of SFAS 158 is not expected to have a material impact on the Company.

In September 2006, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (“SAB”) 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). The SEC staff has provided guidance on how prior year misstatements should be taken into consideration when quantifying misstatements in current year financial statements for purposes of determining whether the current year’s financial statements are materially misstated. The SEC staff indicated that “registrants must quantify the impact of correcting all misstatements, including both the carryover and reversing effects of prior year misstatements, on the current year financial statements.” If correcting a misstatement in the current year would materially misstate the current year’s income statement, the SEC staff indicated that the prior year financial statements should be adjusted. These adjustments to prior year financial statements are necessary even though such adjustments were appropriately viewed as immaterial in the prior year. If the Company determines that an adjustment to prior year financial statements is required upon adoption of SAB 108 and does not elect to restate its previous financial statements, then it must recognize the cumulative effect of applying SAB 108 in fiscal 2007 beginning balances of the affected assets and liabilities with a corresponding adjustment to the fiscal 2007 opening balance in retained earnings. Early application of the guidance in SAB 108 is encouraged by the SEC staff in any report for an interim period of the fiscal year ending after November 15, 2006. The Company is currently evaluating the impact, if any, of adopting the provisions of SAB 108 on our financial position and results of operation.

3. RELATED PARTY TRANSACTIONS

Common Stock Issuances—On March 31, 2005, the Company sold 100,000 shares of common stock at $3.00 per share for an aggregate purchase price of $300,000 to Kurt Leutzinger, its Chief Financial Officer.

Agreements related to Dr. Raymond Schinazi, a founder and former director—Dr. Schinazi is one of the Company’s founders and served as a director of the Company from 1998 until June 2005 and as an executive director of the Company from 1998 until June 2004. As of December 31, 2006, he beneficially owned more than 5% of the Company’s capital stock. In February 2006, the Company entered into several agreements with Dr. Schinazi, which are described below.

Settlement Agreement—The Company settled a disagreement that arose between Dr. Schinazi and the Company related to several issues by entering into a settlement agreement and mutual general release dated as of February 14, 2006, which provides for a mutual general release of claims by him, the Company and certain of its existing stockholders. Pursuant to this settlement agreement, the Company also entered into a license agreement with RFS Pharma LLC for a molecule called dioxolane thymine, or DOT, and a mutual termination of lease agreement with C.S. Family, LLC, which is 50% owned by Dr. Schinazi, each described in more detail below. Dr. Schinazi is the founder and majority stockholder of RFS Pharma LLC and is a named inventor of DOT. Additionally, this settlement agreement provides for certain amendments to the Company’s stockholders’ agreement to, among other things, facilitate the transfer of 1.3 million shares of the Company’s common stock

PHARMASSET, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2005 AND 2006

AND FOR THE YEAR ENDED DECEMBER 31, 2004,

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005,

FOR THE YEAR ENDED SEPTEMBER 30, 2006 AND FOR THE

THREE MONTHS ENDED DECEMBER 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)

that Dr. Schinazi owns to two affiliated entities, one of which is a trust of which he is the trustee and one of which is a limited partnership, of which he is a manager of its general partner. The settlement agreement also requires the Company to reimburse Dr. Schinazi for up to $100,000 of legal fees incurred by him in connection with the negotiation of the transactions contemplated by this settlement agreement.

License Agreement with RFS Pharma LLC—As of February 10, 2006, the Company entered into a license agreement with RFS Pharma LLC to pursue the research, development and commercialization of an antiviral nucleoside analog product candidate called DOT. Under this agreement, the Company paid to RFS Pharma LLC an upfront payment of $400,000 and the Company may also pay up to an aggregate of $3.9 million in future milestone payments related to development and regulatory events, royalties on future sales, and expense reimbursements in specified circumstances. Additionally, this license agreement provides for specified amounts of DOT drug substance to be purchased by the Company from RFS Pharma LLC for up to $82,000. The Company may terminate the license agreement on a country-by-country basis and/or product-by-product basis or in its entirety at any time upon 30 days advance written notice to RFS Pharma LLC prior to the launch of any licensed product, or upon 180 days advance written notice to RFS Pharma LLC following the launch of any licensed product. Additionally, upon a material breach of this agreement by either party, if the breaching party fails to cure the material breach during a 90-day period after notice of the breach has been provided, then the non-breaching party may terminate the agreement on a country-by-country or product-by-product basis with respect to the country(ies) and licensed product(s) to which the breach relates.

Operating Lease and Mutual Termination of Lease Agreement—In 1998, the Company entered into an operating lease for office and laboratory space in Tucker, Georgia through October 31, 2008 with C.S. Family, LLC as the lessor, an entity with which Dr. Schinazi is affiliated. For the twelve months ended December 31, 2005 (unaudited), the Company had paid a total of $237,604 to the lessor under this agreement. The Company completed its relocation from Georgia to New Jersey in late 2005 and no longer maintains any operations in Georgia. Effective as of February 7, 2006, the Company entered into a Mutual Termination of Lease Agreement with the lessor, pursuant to which the Company paid $1.4 million (in addition to the balance of its security deposit and including repairs to the facilities) as full and final payment for and satisfaction of all amounts and other obligations due under the operating lease.

License Agreements with Emory University—In 1998, the Company entered into various license agreements with Emory University, including for two of the Company’s product candidates, Racivir and DFC, to pursue the research, development and commercialization of various licensed compounds and related technologies. The Company and Emory University will share in the proceeds, if any, received by the Company related to the development, sublicensing and commercialization of the licensed compounds, including milestone payments, fees, and royalties. Dr. Schinazi is an employee of Emory University and a named inventor of Racivir, DFC and certain of the other licensed compounds and related technologies and may receive a percentage of the milestone payments, fees and royalties paid by the Company to Emory University. In connection with several of these license agreements, the Company issued to Emory University 179,973 shares of redeemable common stock. Such amount was expensed to the consolidated statement of operations for the year ended December 31, 1998.

Consulting Agreement—In June 2005, the Company entered into a consulting agreement with Michael K. Inouye, a member of the Board of Directors. During the nine months ended September 30, 2005 and the year ended September 30, 2006, the Company paid approximately $5,450 and $9,700, respectively, to Mr. Inouye.

PHARMASSET, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2005 AND 2006

AND FOR THE YEAR ENDED DECEMBER 31, 2004,

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005,

FOR THE YEAR ENDED SEPTEMBER 30, 2006 AND FOR THE

THREE MONTHS ENDED DECEMBER 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)

4. INVESTMENTS

The fair value of available-for-sale investments at September 30, 2005 and at September 30, 2006, by contractual maturity, is shown below.

	September 30, 2005	September 30, 2006
Within one year	$10,757,255	$—
After one year through 2.25 years	1,250,138	1,250,013	(1)

	$12,007,393	$1,250,013

(1)

Includes a corporate bond with a maturity of 2.25 years as of September 30, 2006 which was purchased prior to the adoption of our current investment policy which limits the maximum maturity of new investments to two years.

Investments as of September 30, 2005 and September 30, 2006 consisted of the following:

September 30, 2005	Fair Value	Cost	Gross Unrealized Holding
			Gains	Losses
Government securities	$9,956,600	$9,900,000	$56,600	—
Corporate bonds	2,050,793	2,048,623	$3,255	$(1,085)

	$12,007,393	$11,948,623	$59,855	$(1,085)

September 30, 2006	Fair Value	Cost	Gross Unrealized Holding
			Gains	Losses
Corporate bonds	$1,250,013	$1,247,708	$2,880	$(575)

	$1,250,013	$1,247,708	$2,880	$(575)

The net unrealized holding gain (loss) on investments, reported as a component of accumulated other comprehensive income in the stockholders’ equity section of the balance sheet, was a gain of $58,770 and $2,305 at September 30, 2005 and September 30, 2006, respectively.

5. ACCRUED EXPENSES

Accrued expenses consisted of the following:

	As of September 30,
	2005	2006
Lease termination costs	$1,458,879	$—
Accrued compensation	456,764	429,454
Accrued accounting fees	394,335	290,000
Accrued legal fees	371,373	377,838
Accrued license fees	390,000	390,000
Other accrued expenses	799,013	567,733

	$3,870,364	$2,055,025

PHARMASSET, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2005 AND 2006

AND FOR THE YEAR ENDED DECEMBER 31, 2004,

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005,

FOR THE YEAR ENDED SEPTEMBER 30, 2006 AND FOR THE

THREE MONTHS ENDED DECEMBER 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)

6. CONTRACT REVENUE AGREEMENTS

The following is a reconciliation between cash payments received and receivable under contract revenue agreements and contract revenue reported:

	Year Ended December 31,	Nine Months Ended September 30,	Year Ended September 30,	Three Months Ended December 31, (unaudited)
	2004	2005	2006	2005	2006
Cash received/receivable	$8,575,000	$3,626,939	$2,548,447	$423,061	$7,924,614
Deferred	(8,000,000)	(2,125,000)	(2,500,000)	(375,000)	(375,000)
Amortization	1,632,788	2,217,165	5,376,167	784,690	566,970

Contract revenue	$2,207,788	$3,719,104	$5,424,614	$832,751	$8,116,584

The Company recorded revenue from the collaboration agreement with Incyte comprising 88.0%, 92.5% and 59.8% of total revenue in the year ended 2004, the nine months ended September 30, 2005 and the year ended September 30, 2006, respectively. The Company recorded revenue from the collaboration agreement with Hoffman-La Roche Inc. (“Roche”) comprising 39.3% of total revenue in the year ended September 30, 2006. No other customer accounted for 10% or more of the Company’s total revenue in the periods presented herein.

Hoffmann-La Roche Inc.—In October, 2004, the Company entered into a collaboration and license agreement with Roche to develop PSI-6130, PSI-6130 pro-drugs and chemically related nucleoside polymerase inhibitors for all indications, including the treatment of chronic HCV infections. Roche paid the Company an up-front payment of $8.0 million and has agreed to pay future research and development costs. The up-front payment has been recorded as deferred revenue and is being amortized over the estimated development period. Roche has also agreed to make milestone and commercialization payments to the Company for PSI-6130 and its pro-drugs, the lead nucleoside compound of the collaboration, assuming successful development and marketing in Roche’s territories. The portion of the above payments recorded as deferred revenue on the Company’s balance sheet and not yet recognized as revenue as of September 30, 2005 and September 30, 2006 was $8,799,086 and $9,168,111, respectively.

In addition, the Company will receive royalties paid as a percentage of total annual net product sales, if any, and the Company will be entitled to receive one time performance payments should net sales from the product exceed specified thresholds.

The Company granted Roche worldwide rights, excluding Latin America and Korea, to PSI-6130 and its related compounds. The Company retained certain co-promotion rights in the United States. The Company will be required to pay to Roche royalties on net product sales, if any, in the territories the Company has retained. Roche will fund research related to the collaboration. Roche will fund and the Company will be responsible for preclinical work, the IND filing, and the initial clinical trial, while Roche will manage other preclinical studies and clinical development. Roche has reimbursed the Company for $68,232, $1,222,808 and $4,656,581 in the year ended December 31, 2004, the nine months ended September 30, 2005 and the year ended September 30, 2006, respectively, under this agreement.

PHARMASSET, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2005 AND 2006

AND FOR THE YEAR ENDED DECEMBER 31, 2004,

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005,

FOR THE YEAR ENDED SEPTEMBER 30, 2006 AND FOR THE

THREE MONTHS ENDED DECEMBER 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)

The Company also granted Roche an option to license from it additional nucleoside polymerase inhibitors related to PSI-6130 and its pro-drugs and other product candidates developed through their research collaboration. If options for these compounds are exercised, the Company would receive option exercise fees and could receive additional milestone payments under the agreement, in addition to royalties paid as a percentage of total annual net product sales, if any.

The agreement will terminate once there are no longer any royalty or payment obligations. Additionally, Roche may terminate the agreement in whole or in part by providing six months’ written notice to the Company. Otherwise, either party may terminate the agreement in whole or in part in connection with a material breach of the agreement by the other party that is not timely cured. In the event of termination, Roche must assign or transfer to the Company all regulatory filings, trademarks, patents, preclinical and clinical data related to this collaboration.

In conjunction with the agreement, Roche purchased $4.0 million in shares of the Company’s Series R redeemable convertible preferred stock and received warrants to purchase up to an additional 470,588 shares of Series R-1 redeemable convertible preferred stock. These shares and warrants were recorded at fair value for financial reporting purposes.

Incyte Corporation—In September 2003, the Company entered into a collaborative and license agreement with Incyte to develop and commercialize DFC for the treatment of HIV. The Company received an upfront payment of $6.25 million as a license fee, partial reimbursement for past development study and patent costs and in-process research and development. The upfront payment and related license and other direct costs have been amortized over the estimated time to Food and Drug Administration (“FDA”) approval of the drug, which coincides with the period over which the Company must provide advisory services related to the development and regulatory approval of the drug.

On April 3, 2006, Incyte announced its decision to discontinue its development of DFC. Incyte has terminated the Company’s license agreement and returned its rights related to DFC to the Company. The Company is analyzing the preclinical and clinical data on DFC generated by Incyte. Based on the Company’s preliminary review of the data provided to it, the Company believes further analysis of the merits of continuing to develop DFC is warranted.

Under the agreement, the Company was to have received milestone payments and royalties on sales of the approved product. Incyte was responsible for all clinical development, patent and commercialization costs. The portion of the above payments recorded as deferred revenue on the Company’s balance sheet and not yet recognized as revenue as of September 30, 2005 and September 30, 2006 was $3,245,191 and $0, respectively. As a result of this termination, the Company will no longer be eligible to receive milestone payments or royalties from Incyte with respect to DFC, and the Company will be solely responsible for any additional expenses that it may incur in connection with the development of DFC.

7. IN-LICENSE AGREEMENTS

Bukwang Pharmaceutical Company Ltd.—In June 2005, the Company entered into a collaboration and license agreement with Bukwang Pharm. Co., Ltd. (“Bukwang”) to develop and commercialize clevudine. Bukwang granted the Company exclusive rights to develop, manufacture, and market clevudine in North

PHARMASSET, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2005 AND 2006

AND FOR THE YEAR ENDED DECEMBER 31, 2004,

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005,

FOR THE YEAR ENDED SEPTEMBER 30, 2006 AND FOR THE

THREE MONTHS ENDED DECEMBER 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)

America, Europe, Central and South America, the Caribbean, and Israel. Bukwang retained rights to the rest of the world, excluding those Asian territories which were licensed to Eisai Company Ltd. (“Eisai”) in November 2004.

The Company paid Bukwang an up-front payment of $6.0 million, which was included in research and development expenses in the nine months ended September 30, 2005, and may pay up to $24.0 million in milestone payments related to development, regulatory and commercialization events and future royalties on net sales. The up-front and certain milestone payments have been expensed as incurred as no alternative use exists. The Company has the right to use the clinical data generated by Bukwang or Eisai, as well as all historical data collected by the prior licensee, Triangle Pharmaceuticals (acquired by Gilead Sciences in 2003) or Gilead Sciences. The Company will be responsible for conducting any future clinical trials, regulatory filings, and the commercialization of clevudine in its territories. Bukwang and Eisai are responsible for all ongoing clinical trials, regulatory filings, and the commercialization of clevudine in their respective territories. The Company’s collaboration and license agreement with Bukwang will terminate once there are no longer any royalty obligations. The Company may terminate the agreement by providing six months written notice to Bukwang. In addition, either party may terminate the agreement if the other party commits a material breach of the agreement that is not timely cured. In the event of termination at will by the Company or for the Company’s breach, the Company must license or transfer to Bukwang all regulatory filings, trademarks, patents, preclinical and clinical data related to this agreement. In the event of termination for a breach by Bukwang, Bukwang must license or transfer to the Company all patents, know-how, and manufacturing processes related to this agreement.

On June 23, 2005, the Company, along with the University of Georgia Research Foundation, Inc., (“UGARF”), and Yale University (“Yale”), signed a memorandum of understanding with regard to the patents and technology related to clevudine that had been exclusively licensed to Bukwang, and which the Company currently sublicenses from Bukwang. The memorandum of understanding provides that UGARF and Yale will grant the Company a license to these patents and technology in the event that the primary license with Bukwang is terminated, provided that the reason for such termination does not relate to any breach of the Company’s sublicense by the Company or on the Company’s behalf.

License Agreements with University of Georgia Research Foundation, Inc., Emory University and UAB Research Foundation, Inc.—On December 30, 1998, Emory University (“Emory University”) granted to the Company an exclusive, worldwide license to make, have made, use, import, offer for sale and sell medical products based on a compound now known as DFC, including certain of its analogs and derivatives. In September 2003, the Company sublicensed the rights to DFC in certain territories to Incyte, under a collaboration and license agreement described in Note 6. On February 19, 1999, the Company issued 66,667 shares of its redeemable common stock to Emory University. The fair value was expensed in the consolidated statement of operations for the year ended December 30, 1999. In addition, the Company agreed to pay Emory University a certain percentage of milestone payments and royalties that the Company receives from Incyte.

On December 8, 1998, Emory University granted the Company an exclusive, worldwide license pursuant to a license agreement (“Racivir License Agreement”) to make, have made, use, import, offer for sale and sell drug products based on a specified range of mixtures of (–) – FTC and (+) – FTC (“enriched FTC”), which includes the mixture that the Company is developing as Racivir. As part of the consideration for this agreement, the Company issued to Emory University 66,667 shares of redeemable common stock, and agreed to pay Emory

PHARMASSET, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2005 AND 2006

AND FOR THE YEAR ENDED DECEMBER 31, 2004,

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005,

FOR THE YEAR ENDED SEPTEMBER 30, 2006 AND FOR THE

THREE MONTHS ENDED DECEMBER 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)

University royalties as a percentage of net product sales. The Company subsequently issued to Emory University an additional 13,307 shares of redeemable common stock pursuant to an anti-dilution provision in the agreement. The Company may also pay Emory University up to an aggregate of $1.0 million in future marketing milestone payments. The agreement will expire upon the expiration of all licensed patents.

In a license agreement relating to emtricitabine that Emory University entered into with Triangle Pharmaceuticals, now Gilead Sciences, Inc., or Gilead, in 1996 (“Emory/Gilead License Agreement”), Emory University previously had granted a right of first refusal to Gilead that is applicable to any license or assignment relating to enriched FTC (which includes Racivir). The terms of this right of first refusal contains an exception permitting Emory University to license or assign its rights in respect of enriched FTC to any of the inventors (which included two of the founders of the Company) or to any corporate entity formed by or on behalf of the inventors for purposes of clinically developing enriched FTC so long as the licensee agrees in writing to be bound by the terms of Gilead’s right of first refusal to the same extent as Emory University. The Company’s license to Racivir was granted to the Company by Emory University pursuant to this exception and therefore the Company is bound by the terms of Gilead’s right of first refusal to the same extent as Emory University.

In March 2004, the Company entered into a supplemental agreement with Emory University in which it and Emory University agreed that, prior to any commercialization of enriched FTC by the Company, or by any licensee or assignee of the Company’s rights under the Racivir License Agreement, the Company and Emory University would adhere strictly to the terms of the right of first refusal granted to Gilead in the Emory/Gilead License Agreement and offer to Gilead the same terms and conditions under which the Company, its licensee or assignee, propose to commercialize enriched FTC. Therefore, before the Company could enter into a commercialization agreement for Racivir with a third party or commercialize Racivir on its own, it would be required to offer Gilead the opportunity to be its commercialization partner on the same terms in which the Company intends, or its prospective partner intends, to commercialize Racivir. It is uncertain whether a third party would be willing to negotiate the terms of a commercialization agreement with the Company knowing that Gilead can take their place as licensee by accepting the negotiated terms and exercising its right of first refusal.

These uncertainties related to the Company’s commercialization rights may result in it being prevented from obtaining the expected economic benefits from developing Racivir. In addition, it could become involved in litigation or arbitration related to its commercialization rights to Racivir in the future.

Under the above license agreements with Emory University regarding DFC and Racivir, the Company is obligated to make minimum royalty payments to Emory University if a new drug registration of a compound resulting from the licensed technology is obtained and the compound is subsequently commercialized. These minimum royalty payments would begin in the second year following an NDA Registration, and continue until the tenth year. The Company may also make up to $1.0 million in marketing milestone payments under each of the two license agreements to Emory University if any products are commercialized and sold.

In 1998 and 2004, the Company entered into various license agreements in addition to those described above with UGARF, Emory University and the University of Alabama at Birmingham Research Foundation, Inc. (collectively, the “Universities”) to pursue the research, development and commercialization of certain human antiviral, anticancer and antibacterial applications and uses of certain specified technologies. Under each of these

PHARMASSET, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2005 AND 2006

AND FOR THE YEAR ENDED DECEMBER 31, 2004,

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005,

FOR THE YEAR ENDED SEPTEMBER 30, 2006 AND FOR THE

THREE MONTHS ENDED DECEMBER 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)

agreements, the Universities have granted an exclusive right and license under the related patents to the Company. The Company and the Universities will share in any proceeds received by the Company related to internal development or sublicensing of the specified technologies, including milestone payments, fees, and royalties.

In April 2002, the license agreement between UGARF, Emory University, and the Company dated June 16, 1998 was selectively modified to terminate certain technologies and related rights and obligations.

Samchully Pharmaceutical Company, Ltd.—In December 1999, the Company entered into a letter of intent to explore the scope of a strategic alliance relationship with Samchully Pharmaceutical Co., Ltd. (“Samchully”). In connection with the letter of intent, the Company issued to Samchully 454,545 shares of the Company’s Series A convertible preferred stock for $3.30 per share. In 2004 and 2003, the Company purchased $53,750 and $60,560, respectively, of chemicals from Samchully for research purposes. In April 2002, the Company and Samchully entered into a Research Collaboration Agreement for bulk chemicals, precursor materials, and proprietary compound synthesis. This agreement expired in March 2004.

8. REDEEMABLE STOCK AND STOCKHOLDERS’ (DEFICIT) EQUITY

Series A Convertible Preferred Stock—The Company has authorized 3,200,000 shares of Series A convertible preferred stock (“Series A Preferred Stock”). Series A Preferred Stock is convertible into common stock at the option of each holder, and automatically upon the earlier of the completion of a qualifying underwritten public offering of the Company’s common stock, at an initial conversion ratio of one-to-one, subject to certain anti-dilution adjustments, or upon the vote of the holders of two-thirds of the shares of all preferred stock and the holders of two-thirds of the shares of Series D Redeemable Convertible Preferred Stock (“Series D Preferred Stock”). Holders of shares of Series A Preferred Stock have voting rights equal to the number of shares of common stock into which such shares are convertible. Shares of Series A Preferred Stock are not entitled to dividends unless declared by the board of directors. In the event the Company is liquidated, holders of Series A Preferred Stock are entitled to receive, prior to and in preference to the holders of common stock and redeemable common stock, an amount equal to the amount paid in plus any declared and unpaid dividends.

The Series A Preferred Stock was issued at various times between February 1999 and September 2000 for an aggregate purchase price of approximately $5,630,000.

Series B and C Redeemable Convertible Preferred Stock—The Company has authorized 2,300,000 shares of Series B redeemable convertible preferred stock (“Series B Preferred Stock”) and 1,357,798 shares of Series C redeemable convertible preferred stock (“Series C Preferred Stock”). Series B Preferred Stock and Series C Preferred Stock are convertible into common stock at the option of each holder, and automatically upon the completion of a qualifying underwritten public offering of the Company’s common stock, at an initial conversion ratio of one-to-one, subject to certain anti-dilution adjustments, or upon the vote of the holders of two-thirds of the shares of all preferred stock and the holders of two-thirds of the shares of Series D Preferred Stock. The stockholders’ agreement provides that, on or after August 4, 2009, outstanding shares are redeemable at the option of the holders of a majority of the shares of all preferred stock and a majority of the shares of the Series D

PHARMASSET, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2005 AND 2006

AND FOR THE YEAR ENDED DECEMBER 31, 2004,

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005,

FOR THE YEAR ENDED SEPTEMBER 30, 2006 AND FOR THE

THREE MONTHS ENDED DECEMBER 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)

Preferred Stock. The shares of Series B and C Preferred Stock are redeemable at an amount equal to the amount paid in, plus declared and unpaid dividends thereon. The redemption rights terminate upon a qualifying underwritten public offering of the Company’s common stock.

The holders of shares of Series B and C Preferred Stock have voting rights equal to the number of shares of common stock into which such preferred shares are then convertible. Holders of Series B and C Preferred Stock are entitled to dividends, on an as-if converted basis, if the board of directors declares dividends on the common stock. In the event the Company is liquidated, holders of Series B and C Preferred Stock are entitled to receive, prior to and in preference to the holders of common stock, redeemable common stock and Series A, R, D-1 and R-1 Preferred Stock, an amount equal to the initial amount paid in plus any declared and unpaid dividends. Series B and C Preferred Stockholders are also entitled to receive a pro rata portion of the amounts paid to common stockholders, on an as-if converted basis. Holders of Series B and C Preferred Stock have a right of first refusal on new shares issued by the Company, pro rata on a fully diluted basis, and on the resale of shares by certain stockholders.

The Series B Preferred Stock was issued in June 1999 for an aggregate purchase price of approximately $3,910,000. The Series C Preferred Stock was issued in February 2001 for an aggregate purchase price of approximately $7,399,999. As of September 30, 2006, $755 and $1,563 remains to be accreted for Series B and Series C Preferred Stock, respectively, over the period remaining to potential future redemption.

Series D Redeemable Convertible Preferred Stock—The Company has authorized 7,843,380 shares of Series D redeemable convertible preferred stock (“Series D Preferred Stock”). Series D Preferred Stock is convertible into common stock at the option of each holder, and automatically upon the completion of a qualifying underwritten public offering of the Company’s common stock, at an initial conversion ratio of one-to-one subject to certain anti-dilution adjustments, or upon the vote of the holders of two-thirds of the shares of all preferred stock and the holders of two-thirds of the shares of Series D Preferred Stock. The stockholders’ agreement provides that, on or after August 4, 2009, outstanding shares are redeemable at the option of the holders of a majority of the shares of all preferred stock and the holders of a majority of the shares of Series D Preferred Stock. The shares of Series D Preferred Stock are redeemable at an amount equal to the amount paid in, plus declared and unpaid dividends thereon. The redemption rights terminate upon a qualifying underwritten public offering of the Company’s common stock.

The holders of shares of Series D Preferred Stock have voting rights equal to the number of shares of common stock into which such preferred shares are then convertible. Holders of Series D Preferred Stock are entitled to dividends, on an as-if converted basis, if the board of directors declares dividends on the common stock. The holders of Series D Preferred Stock are also entitled to receive quarterly dividends at a rate equal to 7.5% per annum of the purchase price per share for the Series D Preferred Stock. Such dividends shall begin to accrue on the Series D Preferred Stock commencing on February 4, 2006, and shall thereafter accrue quarterly, whether or not such dividends are declared and whether or not there are profits, surplus or other funds of the Company legally available for the payment of dividends. In the event the Company is liquidated, holders of Series D Preferred Stock are entitled to receive, prior to and in preference to the holders of common stock, redeemable common stock and Series A, R, R-1 and D-1 Preferred Stock, an amount equal to the initial amount paid in plus any declared and unpaid dividends. Series D Convertible Preferred Stockholders are also entitled to receive a pro rata portion of the amounts paid to common stockholders, on an as-if converted basis. Holders of Series D Preferred Stock have a right of first refusal on new shares issued by the Company, pro rata on a fully

PHARMASSET, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2005 AND 2006

AND FOR THE YEAR ENDED DECEMBER 31, 2004,

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005,

FOR THE YEAR ENDED SEPTEMBER 30, 2006 AND FOR THE

THREE MONTHS ENDED DECEMBER 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)

diluted basis, and on the resale of shares by certain stockholders. The Series D Preferred Stock was issued in August 2004 for an aggregate purchase price of approximately $40,001,238. As of September 30, 2006, $3,175,028 remains to be accreted for Series D Preferred Stock over the period remaining to potential future redemption including future accrual of dividends.

Series D-1 Warrants—In conjunction with the Series D financing in August 2004, the Company authorized the issuance of Series D-1 warrants to purchase 1,254,960 shares of Series D-1 convertible preferred stock (“Series D-1 Preferred Stock”) at an exercise price of $0.10 per share. Series D-1 warrants become exercisable August 4, 2006 and expire August 4, 2009. Series D-1 warrants are subject to earlier termination pursuant to the completion of either a qualifying underwritten public offering of the Company’s common stock or a qualifying merger or acquisition on or before the expiration date. The fair value of these warrants on the effective date of the Series D financing was estimated using the Black-Scholes option-pricing methodology.

If the warrants are exercised, the Series D-1 Preferred Stock is convertible into Common Stock at the option of the Holder and automatically upon the completion of a qualifying underwritten public offering of the Company’s common stock, at an initial conversion ratio of one-to-one subject to certain anti-dilution adjustments, or upon the vote of the holders of two-thirds of the shares of all preferred stock and the holders of two-thirds of the shares of Series D Preferred Stock. The par value of the Series D-1 Preferred Stock is $0.001.

The holders of shares of Series D-1 Preferred Stock have voting rights equal to the number of shares of common stock into which such preferred shares are then convertible. Holders of Series D-1 Preferred Stock are entitled to dividends, on an as-if converted basis, if the board of directors declares dividends on the common stock. In the event the Company is liquidated, holders of Series D-1 Preferred Stock are entitled to receive, prior to and in preference to the holders of common stock and redeemable common stock, an amount equal to the initial amount paid in plus any declared and unpaid dividends. Series D-1 Preferred Stockholders are also entitled to receive a pro rata portion of the amounts paid to common stockholders, on an as-if converted basis.

Series R Redeemable Convertible Preferred Stock—The Company has authorized 400,000 shares of Series R redeemable preferred stock (the “Series R Preferred Stock”). Series R Preferred Stock is convertible into common stock at the option of the holder, and automatically upon the completion of a qualifying underwritten public offering of the Company’s common stock, at an initial conversion ratio of one-to-one subject to certain anti-dilution adjustments or upon the vote of the holders of two-thirds of the shares of all preferred stock and the holders of two-thirds of the shares of Series D Preferred Stock. The stockholders’ agreement provides that, on or after August 4, 2009, outstanding shares are redeemable at the option of the holders of a majority of all preferred stock and a majority of the Series D Preferred Stock. The shares of Series R Preferred Stock are redeemable at an amount equal to the amount paid in, plus declared and unpaid dividends thereon. The redemption rights terminate upon a qualifying underwritten public offering of the Company’s common stock.

The holders of shares of Series R Preferred Stock have voting rights equal to the number of shares of common stock into which such preferred shares are then convertible. Holders of Series R Preferred Stock are entitled to dividends, on an as-if converted basis, when the board of directors declares dividends to holders of common stock. In the event the Company is liquidated, holders of Series R Preferred Stock are entitled to receive, prior to and in preference to the holders of common stock and redeemable common stock, an amount

PHARMASSET, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2005 AND 2006

AND FOR THE YEAR ENDED DECEMBER 31, 2004,

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005,

FOR THE YEAR ENDED SEPTEMBER 30, 2006 AND FOR THE

THREE MONTHS ENDED DECEMBER 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)

equal to the initial amount paid in plus any declared and unpaid dividends. The Series R Preferred Stock was issued in October 2004 for an aggregate purchase price of $4,000,000. As of September 30, 2006, $203,059 remains to be accreted for Series R Preferred Stock over the period remaining to potential future redemption.

Series R-1 Warrants—In conjunction with the issuance of Series R Preferred Stock in October 2004, the Company issued warrants to purchase 470,588 shares of Series R-1 Redeemable Convertible Preferred Stock (“Series R-1 Preferred Stock”) at an exercise price of $12.75 per share. Series R-1 Warrants became exercisable October 26, 2004 and expired October 26, 2006. These warrants were accounted for as a separate component of redeemable stock with a carrying value equal to their fair market value on the effective date of the Series R financing, which was estimated using the Black-Scholes option-pricing methodology.

Preferred Stock Accretion—Preferred stock accretion was $1,110,973 for the year ended September 30, 2006, $2,286,799 for the nine months ended September 30, 2005 and $1,317,213 for the year ended December 31, 2004. The decrease in 2006 was attributable to the conversion of preferred stock to common stock in June 2005.

Redeemable Common Stock—In connection with various license agreements entered into in 1998, the Company issued to Emory University (see Note 3) and University of Georgia Research Foundation Inc. 179,973 and 33,334 shares, respectively, of redeemable common stock. Redeemable common stock is redeemable at the option of the holder, at fair market value as determined by an independent appraisal. These redemption rights terminate upon the completion of a registered public offering of the Company’s common stock. The carrying value of the redeemable common stock is adjusted to an estimate of its fair market value for financial reporting purposes each quarter. This estimate is made by taking into consideration such variables as the valuations attained by other comparable biotechnology companies in recent initial public offerings; the judgment of investment bankers as to the probability of executing a successful initial public offering; the liquidation preferences of the Company’s preferred stock; the balance of the Company’s cash, cash equivalents and short term investments; and the present value of the Company’s product candidates as estimated, when available, from the market value of publicly traded companies developing comparable product candidates, and when this is not available, by a discounted cash flow analysis based on cost and revenue estimates provided by management, third party clinical research organizations and marketing consultants, using discount rates provided by an independent appraiser.

Common Stock—In 1998, the Company issued 3,826,667 shares of common stock to various key employees and founders of the Company at $0.001 per share. Common stock holders are entitled to receive dividends, subject to the dividend rights of certain preferred shares, if declared by the board of directors. On June 15, 2005, a total of 8,760,887 shares of preferred shares were converted to 5,856,048 shares of common stock. The difference between the number of preferred and common stock converted is due to an anti-dilution adjustment for the Series C Redeemable Convertible Preferred Stock.

At September 30, 2006, the Company has reserved (a) 5,342,757 shares of common stock for issuance upon the conversion of all series of preferred stock and (b) 2,375,983 shares of common stock for issuance upon the exercise of outstanding common stock options.

PHARMASSET, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2005 AND 2006

AND FOR THE YEAR ENDED DECEMBER 31, 2004,

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005,

FOR THE YEAR ENDED SEPTEMBER 30, 2006 AND FOR THE

THREE MONTHS ENDED DECEMBER 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)

The following table summarizes the Company’s redeemable stock as of December 31, 2006:

Name of Issue in Order of Liquidation Preference Rank	Liquidation Value	Number of Redeemable Shares Outstanding	Number of Common Share Equivalents
Series B Preferred Stock	$625,598	367,999	245,333
Series C Preferred Stock	1,997,997	366,606	250,121
Series D Preferred Stock	12,778,999	2,505,686	1,670,457
Series R Preferred Stock	4,000,000	400,000	266,667
Redeemable Common Stock	1,391,826	213,307	213,307

	$20,794,420	3,853,598	2,645,885

9. STOCK COMPENSATION

During 1998, the Company established a stock option plan (the “Plan”) which, as amended, provides for the grant of up to 1,000,000 options to purchase the Company’s common stock to employees, directors, advisors, and consultants at per share exercise prices equal to the fair values of the shares on the dates of grant. In April and August 2004 and May 2006, the Plan was amended to allow for the grant of up to 1,333,333, 2,450,348 and 3,517,015 options, respectively to purchase the Company’s common stock. Generally, options granted under the Plan have a contractual life of 10 years and vest pro rata over a four (4) year term. A summary of the Company’s stock option activity under the Plan is as follows:

	Number of Shares	Weighted-Average Exercise Price
Outstanding—January 1, 2004	809,967	$4.05
Granted	1,024,649	3.18
Exercised	(100,667)	2.52
Forfeited	(43,093)	5.09

Outstanding—December 31, 2004	1,690,856	3.59
Granted	669,767	3.00
Exercised	(207,571)	3.33
Forfeited	(36,493)	5.28

Outstanding—September 30, 2005	2,116,559	3.41
Granted	458,733	3.87
Exercised	(132,934)	2.55
Forfeited	(66,375)	3.99

Outstanding—September 30, 2006	2,375,983	3.53
Granted (unaudited)	317,067	4.02
Exercised (unaudited)	—	—
Forfeited (unaudited)	(30,192)	3.84

Outstanding—December 31, 2006 (unaudited)	2,662,858	$3.59

Exercisable—January 1, 2004	604,633	$3.23

Exercisable—December 31, 2004	598,873	$3.84

Exercisable—September 30, 2005	687,742	$3.83

Exercisable—September 30, 2006	1,125,997	$3.75

Exercisable—December 31, 2006 (unaudited)	1,268,227	$3.74

PHARMASSET, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2005 AND 2006

AND FOR THE YEAR ENDED DECEMBER 31, 2004,

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005,

FOR THE YEAR ENDED SEPTEMBER 30, 2006 AND FOR THE

THREE MONTHS ENDED DECEMBER 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)

The range of exercise prices of options outstanding at December 31, 2006 was $1.50 to $8.18. The weighted average remaining contractual life of options outstanding at December 31, 2006 was 7.44 years. The total intrinsic value of options exercised during the three months ended December 31, 2006 was $0 because no options were exercised during this period. The Company recognized compensation expense of ($12,709), $141,157, $454,078, $71,923 and $380,987 in the year ended December 31, 2004, the nine months ended September 30, 2005, the year ended September 30, 2006 and the three months ended December 31, 2005 and 2006, respectively, related to options issued to non-employees and employees. At September 30, 2005, September 30, 2006 and December 31, 2006, $1,084,497, $1,423,167 and $5,343,829 (including $3,335,951 resulting from the adoption of SFAS 123(R)), respectively, of deferred stock-based compensation expense related to employee stock options remained unamortized. There was no deferred stock-based compensation expense related to employee stock options at December 31, 2004.

	Outstanding December 31, 2006			Exercisable December 31, 2006
Exercise Price	Number of Options	Weighted– Average Remaining Contractual Life (in Years)	Weighted– Average Exercise Price	Number of Options	Weighted– Average Exercise Price
$1.50–2.99	264,500	2.41	$1.68	264,500	$1.68
3.00–4.49	2,061,651	8.47	3.33	688,687	3.20
4.50–5.99	25,000	3.27	4.95	25,000	4.95
6.00–7.49	279,040	5.26	6.60	257,373	6.59
7.50–8.18	32,667	4.65	8.18	32,667	8.18

As of December 31, 2006, there were 2,545,597 options outstanding that were either vested or expected to vest in the future, of which 1,268,227 options were currently exercisable, with weighted average exercise prices of $3.59 and $3.74 per share, aggregate intrinsic values of $2,387,689 and $1,361,406, and weighted average remaining contractual terms of 7.37 and 6.08 years, respectively.

During the year ended December 31, 2004, the nine months ended September 30, 2005, the year ended September 30, 2006 and the three months ended December 31, 2005 and 2006, the Company has granted stock options to employees at exercise and purchase prices deemed by the board of directors to be equal to the fair value of the common stock at the time of grant. Prior to January 1, 2006, the fair value of the common stock at the time of grant was determined by the board of directors at each stock option measurement date based on a variety of factors including the Company’s financial position and historical financial performance, the status of developments within the Company, the composition and ability of the current research and development and management team, an evaluation and benchmark of the Company’s competitors, the current climate in the marketplace, the illiquid nature of the common stock, arm’s length sales of the Company’s capital stock (including redeemable convertible preferred stock), the effect of the rights and preferences of the preferred shareholders, and the prospects of a liquidity event, among others. In preparation for the Company’s planned initial public offering, a retrospective analysis of the fair value of the common stock at option grant dates during 2005 using the methodology favored by the guidelines of the American Institute of Certified Public Accountants (AICPA) titled “Valuation of Privately-Held Company Equity Securities Issued as Compensation” was

PHARMASSET, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2005 AND 2006

AND FOR THE YEAR ENDED DECEMBER 31, 2004,

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005,

FOR THE YEAR ENDED SEPTEMBER 30, 2006 AND FOR THE

THREE MONTHS ENDED DECEMBER 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)

performed by management. The methodology developed at that time has subsequently been applied by management to the valuation of all employee stock options granted since 2005. The Company has not relied on an independent appraiser for stock option valuations because the Company used a methodology developed in accordance with AICPA guidelines and relied on the experience of management and members of its board of directors. Factors taken into consideration by this methodology include the judgment of management as to the probability of executing a successful initial public offering; the liquidation preferences of the Company’s preferred stock; the net balance of the Company’s cash, cash equivalents and short term investments; and the present value of the Company’s product candidates as estimated, when available, from the market value of publicly traded companies developing comparable product candidates, and when this was not available, by a discounted cash flow (DCF) analysis based on cost and revenue estimates provided by third party clinical research organizations, marketing consultants and management and using discount rates provided by an independent appraiser.

The application of the Company’s methodology for determining the fair value of the Company’s common stock at each issuance date during the twelve months prior to December 31, 2006 is discussed below:

Between May 24, 2006 and July 10, 2006, the Company granted 447,400 options to employees and members of the Company’s board of directors. The Company’s technology value as a private company was based on clevudine alone due to the early stage of development of R7128 and Racivir. A DFC analysis clevudine was used due to the absence of a comparable program with an unidentifiable public market value. The value of the Company’s common stock to a private investor was then calculated by adding this private technology value to the Company’s net cash balance and subtracting the liquidation preference payments that would be made to the holders of Company’s preferred stock out of the proceeds of a private sale of the Company prior to any participation in the proceeds by holders of the Company’s common stock. This process resulted in an estimate of the value of the Company’s common stock as a private company of $3.87 per share, which the Company’s board of directors deemed to be the appropriate fair value at which to set the exercise price of the options issued at that time. The theoretical value of the Company’s common stock had it been publicly traded at that time was calculated by applying a premium, based on published academic research, to the Company’s private technology value, to account for the value of the liquidity of a publicly traded stock, and adding the Company’s net cash balance. No subtraction was made for liquidity preferences, since all the preferred stock will convert to common stock upon an IPO. This process resulted in an estimate of the theoretical public price of the Company’s common stock, based on clevudine alone, of $8.30 per share. The fair value of the Company’s common stock used for financial reporting purposes was a weighted average of the private and public values, with the weights equal to the probability of executing a successful initial public offering (IPO) versus a private sale of the Company, as estimated by management with the advice of investment bankers based on the recent experience of other biotechnology companies, market conditions and stockholder support for an IPO at that time. During this period, the probability of an IPO was considered to be 50%, resulting in a fair value of the Company’s common stock for financial reporting purposes of $6.09 per share.

On November 7, 2006, the Company granted 317,067 options to employees and members of the Company’s board of directors. The methodology used to determine the fair value of the Company’s common stock at that time was the same as that described above, so only variations in its application are discussed below. The estimated value of the Company’s common stock as a private company increased to $4.02 per share, based on the increase in the value of clevudine as it moves closer to market and the announcement of additional favorable clinical data that

PHARMASSET, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2005 AND 2006

AND FOR THE YEAR ENDED DECEMBER 31, 2004,

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005,

FOR THE YEAR ENDED SEPTEMBER 30, 2006 AND FOR THE

THREE MONTHS ENDED DECEMBER 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)

supported an increase in the revenue projection contained in the Company’s DCF analysis. This increase in clevudine’s value was partly offset by a reduction in the Company’s net cash balance. The theoretical public price of the Company’s common stock, based on clevudine alone, was estimated to be $8.75 at that time and the probability of an IPO was considered to be 50%, resulting in a weighted average fair value for financial reporting purposes of $6.38 per share.

During the years ended December 31, 2004 and September 30, 2006, the Company granted 4,000 and 11,333 options, respectively, to non-employees that are accounted for in accordance with EITF No. 96-18. The fair value of these awards on the initial grant date was estimated using the Black-Scholes option-pricing methodology and was $21,968 and $30,406 respectively.

10. INCOME TAXES

Income tax expense consisted of current expense of $17,343, $0, and $0 in the year ended December 31, 2004, nine months ended September 30, 2005 and year ended September 30, 2006. The income tax expense for 2004 represents current federal and state income taxes on the taxable income generated by the Georgia subsidiary prior to its merger into the Company.

Pretax income (loss) attributable to foreign and domestic operations is summarized below:

	Year Ended December 31,	Nine Months Ended September 30,	Year Ended September 30,
	2004	2005	2006
U.S. operations	$(3,197,656)	$(13,708,784)	$(11,325,657)
Barbados operations	(1,769,121)	—	—

	$(4,966,777)	$(13,708,784)	$(11,325,657)

The reconciliation between the Company’s effective tax rate and the federal statutory rate is as follows:

	Year Ended December 31,	Nine Months Ended September 30,	Year Ended September 30,
	2004	2005	2006
Federal tax	(34.0)%	(34.0)%	(34.0)%
State tax	(2.6)	(4.0)	(4.0)
Research & development credits	(1.2)	0.0	0.0
Change in valuation allowance	37.8	37.4	36.5
Stock compensation	0.0	0.5	1.3
Other	0.4	0.1	0.2

Effective tax rate	0.4%	0.0%	0.0%

PHARMASSET, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2005 AND 2006

AND FOR THE YEAR ENDED DECEMBER 31, 2004,

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005,

FOR THE YEAR ENDED SEPTEMBER 30, 2006 AND FOR THE

THREE MONTHS ENDED DECEMBER 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)

The Company was originally organized in 1998 as a Barbados limited company, Pharmasset, Ltd., under Section 10 of the International Business Companies Act of Barbados. The Company was subject to United States withholding tax of 5% under the United States-Barbados tax treaty for United States sourced royalties paid to a Barbados company.

Pharmasset Ltd. owned a Georgia subsidiary which conducted research and development in the United States under a contract research and development agreement with the Company. Prior to June 8, 2004, only the Georgia subsidiary was subject to United States income taxes. The Company became domesticated as a corporation under the laws of the State of Delaware on June 8, 2004 as Pharmasset, Inc., on a tax-free basis with a carryover of the tax basis of its assets, and Pharmasset, Ltd. was dissolved on June 21, 2004. A portion of the expenses incurred by Pharmasset, Ltd. prior to the domestication have been capitalized for tax purposes and are to be amortized to offset future taxable income, if any, in the United States and a portion of these losses can not be utilized in the United States. On July 23, 2004, the Georgia subsidiary was merged into the Company.

Deferred tax assets (liabilities) consist of the following:

	December 31,	September 30,
	2004	2005	2006
Deferred tax assets:
Capitalized research & development	$2,415,388	$2,176,070	$1,856,981
Net operating loss carryforwards	1,526,367	1,598,314	7,183,149
Payments received in collaborations	1,644,231	4,373,263	3,483,890
Licensing agreements	—	2,166,000	2,350,933
Stock compensation	168,096	162,056	115,191
Accrued liabilities	223,659	756,427	70,476
Research & Development tax credits	138,159	138,159	138,159
Deferred rent	30,233	27,205	172,208
Depreciation	60,747	—	—

Gross deferred tax assets:	6,206,880	11,397,494	15,370,987

Deferred tax liabilities:
Incyte license fee	(157,846)	(118,384)	—
Depreciation	—	(93,566)	(76,237)

Gross deferred tax liabilities:	(157,846)	(211,950)	(76,237)
Valuation allowance	(6,049,034)	(11,185,544)	(15,294,750)

Net deferred tax asset	$—	$—	$—

As of September 30, 2006, the Company has United States federal net operating loss carryforwards of approximately $18.9 million available to offset future taxable income, if any. Of the federal net operating losses, $60,000 was generated from windfall tax benefit stock option deductions. The tax benefit of this portion of the net operating loss will be accounted for directly to equity as additional paid in capital as the stock option related losses are utilized. As of September 30, 2006 the Company also had research and development tax credits of

PHARMASSET, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2005 AND 2006

AND FOR THE YEAR ENDED DECEMBER 31, 2004,

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005,

FOR THE YEAR ENDED SEPTEMBER 30, 2006 AND FOR THE

THREE MONTHS ENDED DECEMBER 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)

approximately $138,159 available to offset future tax liabilities. The loss carryovers and the research and development tax credits expire over a period of 2019 to 2026. The Barbados net operating losses effectively do not carry over as the Company does not anticipate conducting future business in that country. The Company established a full valuation allowance on its net deferred tax assets as it is more likely than not that such tax benefits will not be realized.

The Company’s effective tax rate for the quarter ended December 31, 2006 was zero, as the Company expects to have a loss for the full tax year and has accumulated net operating loss carryforwards well in excess of the non-recurring profit experienced in the quarter. The net deferred tax asset for the quarter ended December 31, 2006 remains fully offset by a valuation allowance since it is more likely than not that such tax benefits will not be realized.

11. RELOCATION

During the third quarter of 2005, the Company moved its corporate headquarters, laboratory operations and employees from Tucker, Georgia to Princeton, New Jersey. As of September 30, 2006, the relocation has been completed and the Company incurred $0.8 million in relocation related expenses, $1.4 million in lease termination expenses, the write-off of $0.7 million of leasehold improvements at the Georgia facility and $1.8 million in leasehold improvements at the new facility in New Jersey.

12. COMMITMENTS AND CONTINGENCIES

On May 23, 2005, the Company entered into an operating lease for office and laboratory space through May 22, 2010, in Princeton, New Jersey. Monthly lease payments began May 23, 2005.

On February 7, 2006, the Company terminated its lease on its office and laboratory space in Atlanta, Georgia with a lease termination payment of $1,398,000 (see Note 3). The lessor is an entity with which Dr. Schinazi is affiliated.

Future minimum lease occupancy expenses under operating leases at September 30, 2006, consist of the following:

2007	797,409
2008	797,409
2009	797,409
2010	312,962

Total minimum lease payments	$2,705,189

Rent expense under operating leases was $226,996, $432,194 and $811,513 in the year ended December 31, 2004, the nine months ended September 30, 2005 and the year ended September 30, 2006, respectively. All rent expense in 2004, $177,317 of the rent expense in the nine months ended September 30, 2005 and $29,140 of the rent expense in the year ended September 30, 2006 was paid to C.S. Family, LLC, a related party.

PHARMASSET, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2005 AND 2006

AND FOR THE YEAR ENDED DECEMBER 31, 2004,

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005,

FOR THE YEAR ENDED SEPTEMBER 30, 2006 AND FOR THE

THREE MONTHS ENDED DECEMBER 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)

The above contractual obligations table does not include amounts for milestone payments related to development, regulatory or commercialization events to licensors or collaboration partners, as the payments are contingent on the achievement of these milestones, which we have not achieved. In connection with the initiation of Phase 3 registration clinical trials for clevudine, which we expect will occur in the second calendar quarter of 2007, we anticipate triggering an obligation to make a milestone payment of $1.0 million to Bukwang. DOT, which we licensed from RFS Pharma, is in the early stage of research and therefore it is not possible to predict when we would need to make a milestone payment. Under our collaboration and license agreement with Bukwang, we may pay up to an aggregate of $24.0 million in milestone payments related to development, regulatory and commercialization events. Under our license agreement with Emory University for Racivir, we agreed to pay Emory University up to an aggregate of $1.0 million in future marketing milestone payments. We also agreed to pay Emory University up to an aggregate of $1.0 million in future marketing milestone payments under our license agreement for DFC. We may pay up to an aggregate of $4.5 million in milestone payments and certain cost reimbursements if we reach milestones related to development and regulatory events under our license agreement with RFS Pharma LLC.

13. EMPLOYEE SAVINGS AND DEFERRED COMPENSATION PLANS

The Company maintains a contributory employee savings plan (401(k) Plan) for its employees. Under the plan, the Company matches certain employee contributions at the discretion of the board of directors. Expense under the plan was $27,185, $0 and $55,876 in 2004, 2005 and 2006, respectively. On January 11, 2006, the Company elected to implement a new 401(k) plan which provides for, among other things, a discretionary employer match of 50 cents on every dollar each contributing employee contributes under the plan up to a maximum annual amount of 6% of such employee’s salary up to a maximum annual match of $3,500 per employee, such discretionary match being made automatically unless action is taken by the compensation committee to cancel the match for a given year.

The Company maintained a Deferred Compensation Plan until December 31, 2004. Since then, no additional deferrals have been made, and it was terminated on April 11, 2006. Under the plan, certain employees and board members could elect to defer all or a portion of their compensation until retirement or a public offering of the Company’s stock, which ever came first. The amounts deferred could be invested in an interest bearing cash account or in common or Series A convertible preferred stock. The Company deferred $100,934 in 2004 for the future issuance of 55,177 shares of Series A Preferred Stock. On October 1, 2005, the Company issued the 55,177 shares of Series A Preferred Stock to the participants of the plan.

PHARMASSET, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2005 AND 2006

AND FOR THE YEAR ENDED DECEMBER 31, 2004,

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005,

FOR THE YEAR ENDED SEPTEMBER 30, 2006 AND FOR THE

THREE MONTHS ENDED DECEMBER 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)

14. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table presents unaudited quarterly financial data for the Company. The Company’s quarterly results of operations for these periods are not necessarily indicative of future results of operations.

(In thousands, except per share data)	Revenue	Net (Loss) Profit	Net (Loss) Profit Attributable to Common Stockholders	Net (Loss) Profit Attributable to Common Stockholders Per Share
Year Ended December 31, 2004—Restated
First Quarter	$457	$(1,048)	$(1,057)	$(0.26)
Second Quarter	1,312	(588)	(597)	(0.15)
Third Quarter	387	(1,690)	(2,205)	(0.54)
Fourth Quarter	597	(1,658)	(2,443)	(0.60)
Nine Months Ended September 30, 2005—Restated
First Quarter	731	(1,738)	(2,535)	(0.60)
Second Quarter	731	(2,815)	(4,033)	(0.75)
Third Quarter	2,257	(9,156)	(9,427)	(0.92)
Year Ended September 30, 2006
First Quarter—Restated	833	(3,092)	(3,365)	(0.33)
Second Quarter	3,538	(657)	(934)	(0.09)
Third Quarter	514	(4,123)	(4,402)	(0.42)
Fourth Quarter	540	(3,454)	(3,735)	(0.36)
Year Ended September 30, 2007
First Quarter—Basic	8,117	3,907	3,623	0.35
First Quarter—Diluted	8,117	3,907	3,623	0.33

Basic and diluted net loss per common share are identical since common equivalent shares are excluded from the calculation as their effect is antidilutive, except for the first quarter of the year ended September 30, 2007.

15. RESTATEMENT

Subsequent to the issuance of the Company’s financial statements for the fiscal years 2004 and 2005 and the quarter ended December 31, 2005, the Company’s management determined that accretion of dividends on Series D Preferred Stock was accounted for incorrectly. As a result, the consolidated balance sheet as of September 30, 2005; the consolidated statements of operations and comprehensive net (loss) profit, the consolidated statements of redeemable stock and warrants, the consolidated statements of stockholders’ (deficit) equity, and the consolidated statements of cash flows for the nine months ended September 30, 2005 and the year ended December 31, 2004; and the consolidated statements of operations and comprehensive net (loss) profit and the consolidated statements of cash flows for the three months ended December 31, 2005 have been restated from amounts previously reported to include dividends accruing from February 4, 2006 through August 4, 2009 in the periodic accretion of increases in the redemption amounts of the Series D Preferred Stock as of December 31, 2004, September 30, 2005 and December 31, 2005.

PHARMASSET, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2005 AND 2006

AND FOR THE YEAR ENDED DECEMBER 31, 2004,

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005,

FOR THE YEAR ENDED SEPTEMBER 30, 2006 AND FOR THE

THREE MONTHS ENDED DECEMBER 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)

On August 4, 2004, the Company issued Series D Preferred Stock for $40,001,238 (see note 8 for additional information). The Series D Preferred Stock is redeemable at the option of the holder on or after August 4, 2009 upon a stockholder vote. Dividends did not begin to legally accrue until February 4, 2006, at the rate of 7.5% per annum of the purchase price, and accrue quarterly thereafter. These accrued dividends are payable upon a declaration of the board, not at the option of the Series D Preferred Stock holders, but are included in the redemption amount if they have not already been paid, whether or not declared.

The Company previously reported the initial carrying amount of the Series D Preferred Stock at its fair value on the date of issue. This initial carrying amount was less than the redemption amount due to the allocation of a portion of the initial fair value to the carrying amount of the D-1 Warrants which were issued together with the Series D Preferred Stock. The Company previously increased the carrying amount of its Series D Preferred Stock to accrete the discount resulting from the allocation of a portion of the proceeds to the D-1 Warrants over the period remaining to redemption.

EITF Abstracts, Topic No. D-98, “Classification and Measurement of Redeemable Securities” (“EITF Topic D-98”) offers a choice of two methods for periodically increasing the carrying value of redeemable preferred stock. For periodic accretions of the warrant allocation, we applied the method described in Paragraph 16a of EITF Topic D-98, the interest method, starting on the issuance date. However, for periodic increases in the carrying amount of the Series D Preferred Stock due to the dividend, we chose the method described in paragraph 16b of EITF Topic D-98, which is to recognize changes in redemption value as they occur. This incorrectly applied accounting principles generally accepted in the United States of America, because Paragraph 17 of EITF Topic D-98 requires consistent application of the accounting method selected.

Furthermore, the Company’s previously issued financial statements presented comprehensive net (loss) profit in a footnote. The Company has revised its presentation to present the consolidated statement of comprehensive net (loss) profit together with the consolidated statement of operations.

PHARMASSET, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2005 AND 2006

AND FOR THE YEAR ENDED DECEMBER 31, 2004,

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005,

FOR THE YEAR ENDED SEPTEMBER 30, 2006 AND FOR THE

THREE MONTHS ENDED DECEMBER 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)

The following tables show, for each of the items adjusted in the financial statements for the fiscal years 2004 and 2005 and for the quarter ended December 31, 2005, the amounts as they were previously reported and as they have been restated in the current accompanying consolidated financial statements.

	Year Ended December 31, 2004			Nine Months Ended September 30, 2005
	As Previously Reported	Effect of Adjustment	As Restated	As Previously Reported	Effect of Adjustment	As Restated
Consolidated Balance Sheets:
Series D redeemable convertible preferred stock				$11,204,124	$714,279	$11,918,403
Total redeemable stock and warrants				18,794,505	714,279	19,508,784
Additional paid-in capital				42,224,930	1,133,447	43,358,377
Accumulated deficit				(35,631,756)	(1,847,726)	(37,479,482)
Total stockholders’ (deficit) equity				12,382,417	(714,279)	11,668,138

Consolidated Statements of Operations and Comprehensive Net (Loss) Profit:
Redeemable preferred stock accretion	$532,614	$784,599	$1,317,213	1,223,672	1,063,127	2,286,799
Net (loss) profit attributable to common shareholders	(5,516,734)	(784,599)	(6,301,333)	(14,932,456)	(1,063,127)	(15,995,583)
Net (loss) profit attributable to common shareholders per share—basic and diluted	($1.34)	($0.19)	($1.53)	($2.25)	($0.17)	($2.42)

Consolidated Statements of Redeemable Stock and Warrants:
Accretion of Series D redeemable convertible preferred stock to redemption value	497,928	784,599	1,282,527	1,157,757	1,063,127	2,220,884
Accretion of total redeemable stock and warrants to redemption value	532,614	784,599	1,317,213	1,223,672	1,063,127	2,286,799
Conversion of preferred stock to common stock (Series D redeemable convertible preferred stock)				(24,115,578)	(1,133,447)	(25,249,025)
Conversion of preferred stock to common stock (Total redeemable stock and warrants)				(32,801,976)	(1,133,447)	(33,935,423)
Balance of Series D redeemable convertible preferred stock	34,161,945	784,599	34,946,544	11,204,124	714,279	11,918,403
Balance of total redeemable stock and warrants	$50,340,813	$784,599	$51,125,412	$18,794,505	$714,279	$19,508,784

Consolidated Statements of Stockholders’ (Deficit) Equity:
Change in accumulated deficit from accretion of redeemable preferred stock to redemption value	$(532,614)	$(784,599)	$(1,317,213)	$(1,223,672)	$(1,063,127)	$(2,286,799)
Change in total stockholders’ (deficit) equity from accretion of redeemable preferred stock to redemption value	(532,614)	(784,599)	(1,317,213)	(1,223,672)	(1,063,127)	(2,286,799)
Balance of accumulated deficit	(20,667,304)	(784,599)	(21,451,903)	(35,631,756)	(1,847,726)	(37,479,482)
Change in additional paid-in capital from conversion of preferred stock to common stock				32,793,692	1,133,447	33,927,139
Change in total stockholders’ (deficit) equity from conversion of preferred stock to common stock				32,801,976	1,133,447	33,935,423
Balance of additional paid-in capital				42,224,930	1,133,447	43,358,377
Balance of stockholders’ (deficit) equity	($6,646,180)	($784,599)	($7,430,779)	$12,382,417	($714,279)	$11,668,138

PHARMASSET, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2005 AND 2006

AND FOR THE YEAR ENDED DECEMBER 31, 2004,

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005,

FOR THE YEAR ENDED SEPTEMBER 30, 2006 AND FOR THE

THREE MONTHS ENDED DECEMBER 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)

	Year Ended December 31, 2004			Nine Months Ended September 30, 2005
	As Previously Reported	Effect of Adjustment	As Restated	As Previously Reported	Effect of Adjustment	As Restated

Consolidated Statements of Cash Flows:
Noncash transactions:
Conversion of preferred stock to common stock				32,801,976	1,133,447	33,935,423
Accretion of redeemable preferred stock to redemption value	532,614	784,599	1,317,213	1,223,672	1,063,127	2,286,799

Selected Quarterly Financial Data (Unaudited):
Net (Loss) Profit Attributable to Common Stockholders (In thousands):
First Quarter	(1,057)	—	(1,057)	(2,057)	(478)	(2,535)
Second Quarter	(597)	—	(597)	(3,604)	(429)	(4,033)
Third Quarter	(1,893)	(312)	(2,205)	(9,271)	(156)	(9,427)
Fourth Quarter	(1,970)	(473)	(2,443)	—	—	—

Diluted Net (Loss) Profit Attributable to Common Stockholders Per Share:
First Quarter	(0.26)	—	(0.26)	(0.50)	(0.10)	(0.60)
Second Quarter	(0.15)	—	(0.15)	(0.68)	(0.07)	(0.75)
Third Quarter	(0.47)	(0.07)	(0.54)	$(0.90)	$(0.02)	$(0.92)
Fourth Quarter	$(0.48)	$(0.12)	$(0.60)	—	—	—

	Three Months Ended December 31, 2005
	As Previously Reported	Effect of Adjustment	As Restated
Consolidated Statements of Operations and Comprehensive Net (Loss) Profit:
Redeemable preferred stock accretion	$115,746	$158,179	$273,925
Net (loss) profit attributable to common shareholders	(3,207,247)	(158,179)	(3,365,426)
Net (loss) profit attributable to common shareholders per share—basic and diluted	($0.32)	($0.01)	($0.33)

Consolidated Statements of Cash Flows:
Noncash transactions:
Accretion of redeemable preferred stock to redemption value	115,746	158,179	273,925

	Year Ended September 30, 2006
	As Previously Reported	Effect of Adjustment	As Restated

Selected Quarterly Financial Data (Unaudited):
Net (Loss) Profit Attributable to Common Stockholders (In thousands):
First Quarter	(3,207)	(158)	(3,365)

Diluted Net (Loss) Profit Attributable to Common Stockholders Per Share:
First Quarter	(0.32)	(0.01)	(0.33)

PHARMASSET, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2005 AND 2006

AND FOR THE YEAR ENDED DECEMBER 31, 2004,

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005,

FOR THE YEAR ENDED SEPTEMBER 30, 2006 AND FOR THE

THREE MONTHS ENDED DECEMBER 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)

16. SUBSEQUENT EVENT

On March 1, 2007, the Company’s board of directors approved a 1.0 for 1.5 reverse stock split of the Company’s outstanding common stock which became effective on April 19, 2007. All common share and per common share amounts in the accompanying financial statements and notes to the financial statements have been retroactively adjusted for all periods presented to give effect to the reverse stock split.

5,000,000 Shares

Common Stock

PROSPECTUS

                    , 2007

Banc of America Securities LLC	UBS Investment Bank

JMP Securities

Until                     , 2007, all dealers that buy, sell or trade in shares of our common stock may be required to deliver a prospectus, regardless of whether they are participating in this offering. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

Expenses of the Registrant in connection with the issuance and distribution of the securities being registered, other than the underwriting discount and commissions, are estimated as follows:

SEC Registration Fee	$8,688
NASD Filing Fee	10,160
Nasdaq Global Market Listing Fee	100,000
Printing and Engraving Expenses	136,000
Legal Fees and Expenses	1,600,000
Accountants’ Fees and Expenses	820,000
NASD Legal Fees and Blue Sky Fees and Expenses	20,000
Transfer Agent and Registrar’s Fees	30,000
Miscellaneous Fees	30,152

Total	$2,755,000

ITEM 14. INDEMNIFICATION OF OFFICERS AND DIRECTORS

Section 145 of the Delaware General Corporation Law permits a corporation to indemnify its officers, directors and certain other persons to the extent and under the circumstances set forth therein.

The Registrant’s restated certificate of incorporation and restated bylaws provide that the Registrant will indemnify to the fullest extent authorized by Delaware law, and may advance expenses to, any person who was or is a party or is threatened to be made a party to any action, suit or proceeding, by reason of being or having been a director or officer of the Registrant or serving or having served at the request of the Registrant as a director, trustee, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, whether the basis of such proceeding is alleged action or failure to act in an official capacity as a director, trustee, officer, employee or agent. The Registrant’s restated bylaws provide that it may indemnify and advance expenses to any of its employees or agents on the same basis on which it is required to indemnify its officers and directors.

The Registrant expects to enter into indemnification agreements with its directors and executive officers prior to completion of this offering.

The Registrant carries insurance policies insuring its directors and officers against certain liabilities that they may incur in their capacity as directors and officers.

The Registrant will agree to indemnify the underwriters and their controlling persons, and the underwriters will agree to indemnify the Registrant and its controlling persons, including directors and executive officers of the Registrant, against certain liabilities, including liabilities under the Securities Act. Reference is made to the form of the Underwriting Agreement that will be filed as an exhibit hereto.

For information regarding the Registrant’s undertaking to submit to adjudication the issue of indemnification for violation of the securities laws, see Item 17 hereof.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

Described below is information regarding all unregistered securities of the Registrant sold by the Registrant within the past three years.

1.    As of March 31, 2007, the Registrant has granted stock options to purchase an aggregate of 3,466,948 shares of common stock under its 1998 Stock Plan, as amended, of which 751,199 shares have been exercised or sold at exercise prices ranging from $1.50 to $6.75 per share. These grants and sales were made in reliance upon Rule 701 promulgated under the Securities Act and are deemed to be exempt transactions as sales of an issuer’s securities pursuant to a written plan or contract relating to the compensation of such individuals, and upon Section 4(2) of the Securities Act as a transaction not involving any public offering.

2.    On August 4, 2004, the Registrant issued and sold an aggregate of 7,843,380 shares of Series D preferred stock at a purchase price of $5.10 per share to Burrill Life Sciences Capital Fund, L.P., Burrill Indiana Life Sciences Capital Fund, L.P., BB BioVentures L.P., MPM BioVentures Parallel Fund, L.P., MPM Asset Management Investors 1999 LLC, MPM BioVentures III, L.P., MPM BioVentures III-QP, L.P., MPM BioVentures III GmbH & Co. Beteiligungs KG, MPM BioVentures III Parallel Fund, L.P., MPM Asset Management Investors 2004 BVIII LLC, TVM V Life Sciences Ventures GmbH & Co. KG, MDS Life Sciences Technology Fund II NC Limited Partnership, MDS Life Sciences Technology Fund II Quebec Limited Partnership, MLII Co-Investment Fund NC Limited Partnership and CDIB BioScience Ventures I, Inc. The issuance and sale of such shares of Series D preferred stock were made in reliance upon Rule 506 of Regulation D promulgated under the Securities Act and Section 4(2) of the Securities Act.

3.    On August 4, 2004, the Registrant issued to Burrill Life Sciences Capital Fund, L.P., Burrill Indiana Life Sciences Capital Fund, L.P., BB BioVentures L.P., MPM BioVentures Parallel Fund, L.P., MPM Asset Management Investors 1999 LLC, MPM BioVentures III, L.P., MPM BioVentures III-QP, L.P., MPM BioVentures III GmbH & Co. Beteiligungs KG, MPM BioVentures III Parallel Fund, L.P., MPM Asset Management Investors 2004 BVIII LLC, TVM V Life Sciences Ventures GmbH & Co. KG, MDS Life Sciences Technology Fund II NC Limited Partnership, MDS Life Sciences Technology Fund II Quebec Limited Partnership, MLII Co-Investment Fund NC Limited Partnership and CDIB BioScience Ventures I, Inc. warrants to purchase an aggregate of 1,254,960 shares of Series D-1 convertible preferred stock at an exercise price of $0.10 per share. The issuance and sale of such warrant, and the shares of Series D-1 convertible preferred stock issuable upon the exercise thereof, were made in reliance upon Section 4(2) of the Securities Act.

4.    On October 26, 2004, the Registrant issued and sold 400,000 shares of Series R preferred stock at a purchase price of $10.00 per share to Hoffmann-La Roche Inc. The issuance and sale of such shares of Series R preferred stock were made in reliance upon Rule 506 of Regulation D promulgated under the Securities Act and Section 4(2) of the Securities Act.

5.    On October 26, 2004, the Registrant issued to Hoffmann-La Roche Inc. a warrant to purchase an aggregate of 470,588 shares of Series R-1 preferred stock at an exercise price of $12.75 per share. The issuance and sale of such warrant, and the shares of Series R-1 preferred stock issuable upon the exercise thereof, were made in reliance upon Section 4(2) of the Securities Act.

6.    On March 31, 2005, the Registrant issued and sold 100,000 shares of common stock at $3.00 per share for an aggregate purchase price of $300,000 to Kurt Leutzinger, the Registrant’s Chief Financial Officer. The issuance and sale of such shares was made in reliance upon Section 4(2) of the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENTS

(a) Exhibits:

Exhibit Number	Description
1.1**	Form of Underwriting Agreement

3.1**	Second Amended and Restated Certificate of Incorporation of the Registrant

3.2**	Form of Third Amended and Restated Certificate of Incorporation of the Registrant, to be effective upon the closing of this offering

3.3**	Bylaws of the Registrant, as currently in effect

3.4**	Form of Second Amended and Restated Bylaws of the Registrant, to be effective upon the closing of this offering

3.5**	Certificate of Amendment of Second Amended and Restated Certificate of Incorporation of the Registrant, filed May 31, 2006

3.6**	Third Certificate of Amendment of Second Amended and Restated Certificate of Incorporation of the Registrant, filed April 18, 2007

3.7**	Fourth Certificate of Amendment of Second Amendment and Restated Certificate of Incorporation of the Registrant, filed April 19, 2007

3.8**	Certificate of Amendment of Second Amended and Restated Certificate of Incorporation of the Registrant, filed June 14, 2005

4.1**	Specimen certificate for shares of common stock

4.2**	Warrant to Purchase Shares of Preferred Stock of Pharmasset, Inc. (Series D-1 Shares)

4.3**	Warrant to Purchase Shares of Preferred Stock of Pharmasset, Inc. (Series R-1 Shares)

4.4**	Pharmasset, Ltd. 1998 Stock Plan, as amended

4.5**	Second Amended and Restated Stockholders’ Agreement, dated as of August 4, 2004, among the Registrant and the parties named in Schedule A thereto

4.6**	First Amendment and Joinder to Second Amended and Restated Stockholders’ Agreement, dated as of October 26, 2004, among the Registrant, Hoffmann-La Roche Inc. and the signatories thereto

4.7**	Waiver Agreement and Second Amendment to Second Amended and Restated Stockholders’ Agreement, dated as of February 14, 2006, among the Registrant and the signatories thereto

4.8**	Joinder to the Second Amended and Restated Stockholders’ Agreement, dated as of February 14, 2006, among the Registrant, RFS Partners, L.P. and Raymond F. Schinazi

4.9**	Joinder to the Second Amended and Restated Stockholders’ Agreement, dated as of February 14, 2006, among the Registrant, the Raymond F. Schinazi 2005 Qualified Annuity Trust and Raymond F. Schinazi

4.10**	Stock Purchase Agreement and Letter of Intent, dated December 11, 1999, between Pharmasset, Ltd. and Samchully Pharmaceutical Co., Ltd.

4.11**	Third Amendment to Second Amended and Restated Stockholders’ Agreement, dated as of July 1, 2006

4.12**	Form of 2007 Equity Incentive Plan, to be effective upon the closing of this offering

4.13**	Waiver and Amendment to Series D-1 Warrants, dated as of April 18, 2007

4.14**	Waiverand Fourth Amendment to the Second Amended and Restated Stockholders’ Agreement

5.1**	Opinion of Shearman & Sterling LLP

10.1**†	Collaboration Agreement, dated October 29, 2004, between F. Hoffmann-La Roche Ltd. and Hoffmann-La Roche Inc. and the Registrant

10.2**†	License Agreement, dated June 23, 2005, between Bukwang Pharm. Co., Ltd. and the Registrant

Exhibit Number	Description
10.3**	Memorandum of Understanding, dated June 23, 2005, between The University of Georgia Research Foundation, Inc., Yale University and the Registrant

10.4**†	Exclusive Patent and Know How License Agreement, dated April 24, 2003, by and between Primagen Holding B.V. and the Registrant

10.5**†	Non-Exclusive Sublicense Agreement, dated August 26, 2005, between Apath, L.L.C. and the Registrant

10.6**†	License Agreement, dated March 1, 1999, among Pharmasset, Ltd., Dr. Raymond F. Schinazi, Dr. Mahmoud H. el Kouni and Dr. Fardos N. M. Naguib

10.7**†	License and Consulting Agreement, dated March 26, 1999, among Pharmasset, Ltd., Dr. Raymond F. Schinazi and Dr. Craig L. Hill

10.8**†	License Agreement, dated December 30, 1998, between Emory University and Pharmasset, Ltd.

10.9**†	License Agreement, dated December 8, 1998, between Emory University and Pharmasset, Ltd.

10.10**†	License Agreement, dated February 10, 2006, by and between RFS Pharma LLC and the Registrant

10.11**	First Amendment to License Agreement, dated February 13, 2006, by and between RFS Pharma LLC and the Registrant

10.12**†	Second Amendment to License Agreement, dated as of August 29, 2003, between Emory University and Pharmasset, Ltd.

10.13**	Termination and Reinstatement Agreement, dated as of June 9, 1999, between Emory University and Pharmasset, Ltd.

10.14**	Supplemental Agreement to the License Agreement, dated as of March 26, 2004, between Emory University and Pharmasset, Ltd.

10.15**	Employment Agreement, dated as of June 15, 2004, between the Registrant and Peter Schaefer Price

10.16**	Employment Agreement, dated as of December 9, 2002, between the Registrant and Abel De La Rosa, Ph.D. (no longer in effect)

10.17**	Employment Agreement, dated as of January 10, 2005, between the Registrant and Mark Meester (no longer in effect)

10.18**	Lease, dated as of May 18, 2005, between 300 CRA LLC and the Registrant

10.19**	Mutual Termination of Lease Agreement, dated as of February 7, 2006, between C.S. Family, LLC and the Registrant

10.20**	Settlement Agreement and Mutual General Release, dated as of February 14, 2006, among the Registrant, Raymond F. Schinazi and the other signatories thereto

10.21**	Form of Indemnity Agreement for Directors and Officers

10.22**	Consulting Agreement, dated June 28, 2005, between Michael K. Inouye and the Registrant

10.23**	Form of Change of Control Severance Agreement

10.24**	Severance Agreement, dated as of January 5, 2007, between the Registrant and Abel De La Rosa, Ph.D.

16.1**	Letter, dated January 15, 2007, from Ernst & Young LLP Regarding Change in Certifying Accountant

16.2**	Letter, dated January 16, 2007, from Deloitte & Touche LLP Regarding Change in Certifying Accountant

Exhibit Number	Description
23.1**	Consent of Shearman & Sterling LLP (included in Exhibit 5.1)

23.2	Consent of Deloitte & Touche LLP

23.3	Consent of Grant Thornton LLP

24.1**	Power of Attorney (included in the signature page to the Registration Statement on Form S-1 (Registration No. 333-133907))

**	Previously filed.
†	Portions of these exhibits have been omitted pursuant to a confidential treatment request and this information has been filed separately with the Commission.

(b) Financial Statement Schedules:

All financial statement schedules have been omitted because either they are not required, are not applicable, or the information is otherwise set forth in the Financial Statements and notes thereto.

ITEM 17. UNDERTAKINGS

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions described in Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes:

(1) To provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

(2) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(3) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Princeton, New Jersey, on this 26th day of April, 2007.

PHARMASSET, INC.

By:	/S/ P. SCHAEFER PRICE
Name:	P. Schaefer Price
Title:	President and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this amendment to the Registration Statement has been signed by the following persons in the capacities indicated on the dates indicated.

Signature	Title	Date

* P. Schaefer Price	President, Chief Executive Officer and Director (principal executive officer)

/s/ KURT LEUTZINGER Kurt Leutzinger	Chief Financial Officer (principal financial officer and principal accounting officer)	April 26, 2007

* G. Steven Burrill	Chairman of the Board of Directors

* William J. Carney, Esq.	Director

* Ansbert S. Gädicke, M.D.	Director

* Alexandra Goll, Ph.D.	Director

* Elliot F. Hahn, Ph.D.	Director

* Michael K. Inouye	Director

* Robert F. Williamson III	Director

*By:	/s/ KURT LEUTZINGER	April 26, 2007
Kurt Leutzinger
Attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Description
1.1**	Form of Underwriting Agreement

3.1**	Second Amended and Restated Certificate of Incorporation of the Registrant

3.2**	Form of Third Amended and Restated Certificate of Incorporation of the Registrant, to be effective upon the closing of this offering

3.3**	Bylaws of the Registrant, as currently in effect

3.4**	Form of Second Amended and Restated Bylaws of the Registrant, to be effective upon the closing of this offering

3.5**	Certificate of Amendment of Second Amended and Restated Certificate of Incorporation of the Registrant, filed May 31, 2006

3.6**	Third Certificate of Amendment of Second Amended and Restated Certificate of Incorporation of the Registrant, filed April 18, 2007

3.7**	Fourth Certificate of Amendment of Second Amendment and Restated Certificate of Incorporation of the Registrant, filed April 19, 2007

3.8**	Certificate of Amendment of Second Amended and Restated Certificate of Incorporation of the Registrant, filed June 14, 2005

4.1**	Specimen certificate for shares of common stock

4.2**	Warrant to Purchase Shares of Preferred Stock of Pharmasset, Inc. (Series D-1 Shares)

4.3**	Warrant to Purchase Shares of Preferred Stock of Pharmasset, Inc. (Series R-1 Shares)

4.4**	Pharmasset, Ltd. 1998 Stock Plan, as amended

4.5**	Second Amended and Restated Stockholders’ Agreement, dated as of August 4, 2004, among the Registrant and the parties named in Schedule A thereto

4.6**	First Amendment and Joinder to Second Amended and Restated Stockholders’ Agreement, dated as of October 26, 2004, among the Registrant, Hoffmann-La Roche Inc. and the signatories thereto

4.7**	Waiver Agreement and Second Amendment to Second Amended and Restated Stockholders’ Agreement, dated as of February 14, 2006, among the Registrant and the signatories thereto

4.8**	Joinder to the Second Amended and Restated Stockholders’ Agreement, dated as of February 14, 2006, among the Registrant, RFS Partners, L.P. and Raymond F. Schinazi

4.9**	Joinder to the Second Amended and Restated Stockholders’ Agreement, dated as of February 14, 2006, among the Registrant, the Raymond F. Schinazi 2005 Qualified Annuity Trust and Raymond F. Schinazi

4.10**	Stock Purchase Agreement and Letter of Intent, dated December 11, 1999, between Pharmasset, Ltd. and Samchully Pharmaceutical Co., Ltd.

4.11**	Third Amendment to Second Amended and Restated Stockholders’ Agreement, dated as of July 1, 2006

4.12**	Form of 2007 Equity Incentive Plan, to be effective upon the closing of this offering

4.13**	Waiver and Amendment to Series D-1 Warrants, dated as of April 18, 2007

4.14**	Waiverand Fourth Amendment to the Second Amended and Restated Stockholders’ Agreement

5.1**	Opinion of Shearman & Sterling LLP

10.1**†	Collaboration Agreement, dated October 29, 2004, between F. Hoffmann-La Roche Ltd. and Hoffmann-La Roche Inc. and the Registrant

10.2**†	License Agreement, dated June 23, 2005, between Bukwang Pharm. Co., Ltd. and the Registrant

10.3**	Memorandum of Understanding, dated June 23, 2005, between The University of Georgia Research Foundation, Inc., Yale University and the Registrant

10.4**†	Exclusive Patent and Know How License Agreement, dated April 24, 2003, by and between Primagen Holding B.V. and the Registrant

Exhibit Number	Description
10.5**†	Non-Exclusive Sublicense Agreement, dated August 26, 2005, between Apath, L.L.C. and the Registrant

10.6**†	License Agreement, dated March 1, 1999, among Pharmasset, Ltd., Dr. Raymond F. Schinazi, Dr. Mahmoud H. el Kouni and Dr. Fardos N. M. Naguib

10.7**†	License and Consulting Agreement, dated March 26, 1999, among Pharmasset, Ltd., Dr. Raymond F. Schinazi and Dr. Craig L. Hill

10.8**†	License Agreement, dated December 30, 1998, between Emory University and Pharmasset, Ltd.

10.9**†	License Agreement, dated December 8, 1998, between Emory University and Pharmasset, Ltd.

10.10**†	License Agreement, dated February 10, 2006, between RFS Pharma LLC and the Registrant

10.11**	First Amendment to License Agreement, dated February 13, 2006, by and between RFS Pharma LLC and the Registrant

10.12**†	Second Amendment to License Agreement, dated as of August 29, 2003, between Emory University and Pharmasset, Ltd.

10.13**	Termination and Reinstatement Agreement, dated as of June 9, 1999, between Emory University and Pharmasset, Ltd.

10.14**	Supplemental Agreement to the License Agreement, dated as of March 26, 2004, between Emory University and Pharmasset, Ltd.

10.15**	Employment Agreement, dated as of June 15, 2004, between the Registrant and Peter Schaefer Price

10.16**	Employment Agreement, dated as of December 9, 2002, between the Registrant and Abel De La Rosa, Ph.D. (no longer in effect)

10.17**	Employment Agreement, dated as of January 10, 2005, between the Registrant and Mark Meester (no longer in effect)

10.18**	Lease, dated as of May 18, 2005, between 300 CRA LLC and the Registrant

10.19**	Mutual Termination of Lease Agreement, dated as of February 7, 2006, between C.S. Family, LLC and the Registrant

10.20**	Settlement Agreement and Mutual General Release, dated as of February 14, 2006, among the Registrant, Raymond F. Schinazi and the other signatories thereto

10.21**	Form of Indemnity Agreement for Directors and Officers

10.22**	Consulting Agreement, dated June 28, 2005, between Michael K. Inouye and the Registrant

10.23**	Form of Change of Control Severance Agreement

10.24**	Severance Agreement, dated as of January 5, 2007, between the Registrant and Abel De La Rosa, Ph.D.

16.1**	Letter, dated January 15, 2007, from Ernst & Young LLP Regarding Change in Certifying Accountant

16.2**	Letter, dated January 16, 2007, from Deloitte & Touche LLP Regarding Change in Certifying Accountant

23.1**	Consent of Shearman & Sterling LLP (included in Exhibit 5.1)

23.2	Consent of Deloitte & Touche LLP

23.3	Consent of Grant Thornton LLP

24.1**	Power of Attorney (included in the signature page to the Registration Statement on Form S-1 (Registration No. 333-133907))

**	Previously filed.
†	Portions of the exhibits have been omitted pursuant to a confidential treatment request and this information has been filed separately with the Commission.